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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on August 21, 2002

Registration No. 333-89552
Registration No. 333-89588
Registration No. 333-89618

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Enbridge Energy Management, L.L.C.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	61-1414604 (I.R.S. Employer Identification No.)
Amendment No. 2 to FORM S-3		Amendment No. 2 to FORM F-3
Enbridge Energy Partners, L.P. (Exact name of registrant as specified in its charter)		Enbridge Inc. (Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	39-1715850 (I.R.S. Employer Identification No.)	Alberta, Canada (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification No.)
Enbridge Energy Management, L.L.C.
Enbridge Energy Partners, L.P.
1100 Louisiana, Suite 3300
Houston, Texas 77002
(713) 650-8900
(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)	Enbridge Inc.
3000, 425-1st Street SW
Calgary, Alberta
Canada T2P 3L8
(403) 231-3900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Chris Kaitson
1100 Louisiana, Suite 3300
Houston, Texas 77002
(713) 650-8900
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

William N. Finnegan IV Vinson & Elkins L.L.P. 1001 Fannin, Suite 2300 Houston, Texas 77002-6760 (713) 758-2222	Robert V. Jewell Melinda H. Brunger Andrews & Kurth Mayor, Day & Caldwell L.L.P. 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

        If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

        The registrants hereby amend these registration statements on such date or dates as may be necessary to delay their effective date until the registrants shall file a further amendment which specifically states that these registration statements shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until these registration statements shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        These registration statements contain a prospectus to be used in connection with the offer and sale of shares of Enbridge Energy Management, L.L.C. These registration statements also register:

  •
  the deemed offer and sale of Enbridge Energy Partners, L.P. i-units to be acquired by Enbridge Energy Management, L.L.C. with substantially all of the net proceeds of the offering of the shares of Enbridge Energy Management, L.L.C., pursuant to Rule 140 under the Securities Act of 1933; and

  •
  the obligation of Enbridge Inc. to purchase the shares of Enbridge Energy Management, L.L.C. under specified circumstances pursuant to the terms of an agreement between Enbridge Inc. and Enbridge Energy Management, L.L.C., for itself and for the express benefit of the holders of such shares.

Subject to Completion. Dated August 21, 2002.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statements filed with the Securities and Exchange Commission are effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

10,000,000 Shares

Representing Limited Liability Company Interests

        This is an initial public offering of our shares representing limited liability company interests, a class of our equity with limited voting rights. We are offering 10,000,000 of our shares through the underwriters named below, including 500,000 shares to be offered to our affiliate, Enbridge Energy Company, Inc.

        Prior to this offering, there has been no public market for our shares. We expect our shares to be offered at a price within approximately 5% of the closing price of Enbridge Energy Partners, L.P.'s Class A common units prior to the determination of the offering price of our shares. The closing price of the Class A common units, which trade on the NYSE under the symbol "EEP," was $43.50 on August 15, 2002. Our shares have been approved for listing on the NYSE under the symbol "      ."

        Investing in our shares involves risk. See "Risk Factors" beginning on page 29 to read about factors you should consider before buying our shares. These risks include, but are not limited to, the following:

  •
  An active trading market for our shares may not develop, and even if such a market does develop, the market price of our shares may be less than the price you paid for your shares in this offering and less than the market price of the Class A common units of Enbridge Energy Partners, L.P.
  •
  Because our only assets will be i-units in Enbridge Energy Partners, L.P., our financial condition and results of operations will depend solely upon the performance of Enbridge Energy Partners, L.P.
  •
  Our management may have different interests than you and may not always conduct our business as you would wish.
  •
  The fiduciary duties owed by our board of directors to our shareholders and the fiduciary duties owed by our board of directors and by the general partner of Enbridge Energy Partners, L.P. to its limited partners have been restricted or eliminated.
  •
  As an owner of shares, you will have limited voting rights and, therefore, will have little opportunity to influence or change our management.
  •
  Your shares are subject to purchase provisions that could result in your having to sell your shares at a time or price that you do not like.
  •
  Our discretion in establishing cash reserves at Enbridge Energy Partners, L.P. gives us the ability to reduce the amount of cash available for distribution to the holders of its units, which will reduce the distributions on your shares.
  •
  Because the Lakehead system, which is owned by Enbridge Energy Partners, L.P., depends upon shipments of crude oil and liquid petroleum from the Enbridge system, which is owned by Enbridge Inc., decisions by Enbridge Inc. with respect to the Enbridge system could adversely affect the level of deliveries on the Lakehead system.
  •
  Because we depend upon Enbridge Inc. and its affiliates for employees to manage the business and affairs of Enbridge Energy Partners, L.P., a decrease in the availability of employees from Enbridge Inc. and its affiliates could adversely affect Enbridge Energy Partners, L.P.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$ (1)
Proceeds, before expenses, to Enbridge Energy Management, L.L.C.	$	$ (1)

(1)
No discount or commission is being paid on the sale of 500,000 shares being purchased by Enbridge Energy Company, Inc. Thus, the total underwriting discount does not include any discount on these shares, and the proceeds, before expenses, to Enbridge Energy Management, L.L.C. include the full per share initial public offering price of these shares.

        To the extent that the underwriters sell more than 10,000,000 shares, the underwriters have the option to purchase up to an additional 1,500,000 shares from us at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on              , 2002.

Goldman, Sachs & Co.

Prospectus dated            , 2002.

[MAP OF NORTH AMERICA DEPICTING EXISTING SYSTEMS OWNED BY ENBRIDGE INC. AND ENBRIDGE PARTNERS AND THE MIDCOAST, NORTHEAST TEXAS AND SOUTH TEXAS SYSTEMS, WHICH ARE TO BE ACQUIRED BY ENBRIDGE PARTNERS FROM ENBRIDGE ENERGY COMPANY]

TABLE OF CONTENTS

Page
PROSPECTUS SUMMARY	1
Enbridge Management	1
Summary of Risk Factors	1
Enbridge Partners	2
Risk Factors	4
Recent Developments	7
Enbridge Inc.	7
Offices	7
Organizational Structure	8
Acquisition of the Midcoast, Northeast Texas and South Texas Systems	10
The Offering	11
Our Shares	12
Summary Financial Information of Enbridge Partners	20
Summary Financial Information of Enbridge Midcoast Energy	22
Summary Pro Forma as Adjusted Financial Information of Enbridge Partners	24
Enbridge Management Balance Sheet	28
RISK FACTORS	29
Risks Related to Our Shares, the i-Units and Enbridge Management	29
An active trading market for our shares may not develop, and even if such a market does develop, the market price of our shares may be less than the price you paid for your shares in this offering and less than the market price of the Class A common units of Enbridge Partners	29
The value of the quarterly distribution of an additional fractional share that you will receive per share may be less than the quarterly distribution of cash that Enbridge Partners' common unitholders will receive per common unit	29
If Enbridge Partners were treated as a corporation for U.S. federal income tax purposes, the value of our shares would be substantially reduced, and the owner of our voting shares would have the right to merge us into Enbridge Partners	29
Enbridge Partners may issue additional common or other classes of units, and we may issue additional shares, which would dilute your ownership interest	30
Because our only assets will be i-units in Enbridge Partners, our financial condition and results of operations will depend solely upon the performance of Enbridge Partners	30
Your shares are subject to purchase provisions that could result in your having to sell your shares at a time or price that you do not like	31
If Enbridge Partners is liquidated in a situation where Enbridge Inc. does not elect to purchase our shares, the value of our shares would likely decline	31
The terms of our shares may be changed in ways you may not like, because our board of directors will have the power to change the terms of our shares in ways our board determines, in its sole discretion, are not materially adverse to you	31
If we are not fully reimbursed or indemnified for obligations and liabilities we incur in managing the business and affairs of Enbridge Partners, we may be unable to pay those liabilities and the value of our shares could decline	31
If a person or group, other than Enbridge Inc. and its affiliates, owns 20% or more of the aggregate number of issued and outstanding Enbridge Partners common units and our shares, that person or group may not vote its shares; as a result, you are less likely to receive a premium for your shares in a change of control situation	32
The shares you own are not entitled to vote to elect our directors, and, therefore, you will have little or no opportunity to influence or change our management	32

i

Our discretion in establishing cash reserves at Enbridge Partners gives us the ability to reduce the amount of cash available for distribution to holders of its units, which will reduce the distributions on your shares	32
If in the future we cease to manage and control the business and affairs of Enbridge Partners, we may be deemed to be an investment company under the Investment Company Act of 1940.	33
Risks Related to Enbridge Partners' Business	33
Enbridge Partners' financial performance could be adversely affected if its pipeline systems are used less	33
Changes in Enbridge Partners' tariff rates or challenges to its tariff rates could have a material adverse effect on Enbridge Partners' financial condition and results of operations	34
Rate proceedings and disputes involving the Kansas pipeline system, if resolved adversely to Enbridge Partners, could adversely affect Enbridge Partners	34
Competition may reduce Enbridge Partners' revenues	35
Enbridge Partners' gas marketing operations involve market risks	35
Enbridge Partners' results may be adversely affected by commodity price volatility and risks associated with its hedging activities	36
Natural gas transportation, delivery and sales contracts with a relatively small number of customers accounted for a significant portion of the gross margin attributable to the Midcoast system, and Enbridge Partners may not be able to renew or replace those contracts as they expire	36
A decline in the availability of natural gas from the producing regions that supply the East Texas, Midcoast, Northeast Texas and South Texas systems may reduce utilization of capacity on those pipeline systems	36
Compliance with environmental and operational safety regulations, including any remediation of soil or water pollution or hydrostatic testing of its pipeline systems, may increase Enbridge Partners' costs and reduce its revenues	37
Failure of pipeline operations due to unforeseen interruptions or catastrophic events may adversely affect Enbridge Partners' business and financial condition	37
Enbridge Partners' acquisition strategy may be unsuccessful if Enbridge Partners incorrectly predicts operating results, is unable to identify and complete future acquisitions and integrate acquired assets or businesses or is unable to raise financing on acceptable terms	38
Oil measurement losses on the Lakehead system can be materially impacted by changes in estimation, commodity price differentials and other factors	38
Risks Related to Conflicts of Interest and Limitations on Fiduciary Duties	39
The interests of Enbridge Inc. may differ from our interests, the interests of our shareholders and the interests of limited partners of Enbridge Partners, and our board of directors may consider the interests of all parties to a conflict, not just your interests, in making important business decisions	39
Because the Lakehead system depends upon shipments of crude oil and liquid petroleum from the Enbridge system, decisions by Enbridge Inc. with respect to the Enbridge system could adversly affect the level of deliveries on the Lakehead system	40
Because we depend upon Enbridge Inc. and its affiliates for employees to manage the business and affairs of Enbridge Partners, a decrease in the availability of employees from Enbridge Inc. and its affiliates could adversely affect Enbridge Partners	40
Enbridge Inc. is not restricted from directly competing with Enbridge Partners in many circumstances, and this competition could have an adverse impact on Enbridge Partners' financial condition and results of operations	40

Your ability to challenge the decisions of our board of directors will be limited, because our limited liability company agreement restricts or eliminates a number of the fiduciary duties that otherwise would be owed by our board of directors to our shareholders, and the partnership agreement of Enbridge Partners restricts or eliminates a number of the fiduciary duties that otherwise would be owed by our board of directors and by the general partner of Enbridge Partners to the limited partners of Enbridge Partners	41
Because Enbridge Inc. is a Canadian corporation and many of its and our officers and directors are Canadian citizens who reside in Canada, it may be difficult to serve legal process on them and enforce civil liabilities against them	42
INFORMATION REGARDING FORWARD LOOKING STATEMENTS	43
ACQUISITION OF THE MIDCOAST, NORTHEAST TEXAS AND SOUTH TEXAS SYSTEMS	44
USE OF PROCEEDS	46
DISTRIBUTION POLICY	47
Our Policy Regarding Share Distributions	47
Enbridge Partners' Distribution Policy	47
Illustration of a Distribution of Cash from Operations	51
CAPITALIZATION OF ENBRIDGE PARTNERS	55
CAPITALIZATION OF ENBRIDGE INC.	56
CAPITALIZATION OF ENBRIDGE MANAGEMENT	57
SELECTED FINANCIAL INFORMATION OF ENBRIDGE PARTNERS	58
SELECTED FINANCIAL INFORMATION OF ENBRIDGE MIDCOAST ENERGY	60
SELECTED PRO FORMA AS ADJUSTED FINANCIAL INFORMATION OF ENBRIDGE PARTNERS	62
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	66
Enbridge Management	66
Business	66
Liquidity and Capital Resources	66
Results of operations	67
Enbridge Partners	67
Factors Affecting Revenues from Crude Oil and Liquid Petroleum operations	67
Factors Affecting Revenues from Natural Gas Operations	68
Enbridge Partners — Results of operations	70
Enbridge Mideast Energy — Results of operations	73
Northeast Texas System	78
Pro Forma Results of Operations	78
Liquidity and Capital Resources	81
Other Matters	82
Regulatory Matters	82
Critical Accounting Policies and Estimates	83
Quantitative and Qualitative Disclosures About Market Risk	85
Interest Rate and Foreign Exchange Risk	85
Commodity Price Risk	86
BUSINESS	88
Enbridge Management	88
Enbridge Partners	88
Business Strategy	88
Competitive Strengths	89
Properties and Operations	90
Existing Systems	90
Lakehead System	90
North Dakota System	93

Until                  , 2002, all dealers that buy, sell or trade our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

v

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the risks discussed in the section titled "Risk Factors" beginning on page 29. This prospectus also contains and incorporates by reference important information about Enbridge Energy Partners, L.P. and Enbridge Inc., including information about their businesses and financial and operating data, all of which you should read carefully before buying shares in this offering.

        As used in this prospectus, the term "Enbridge Management" and the terms "we," "our," "us" and similar terms refer to Enbridge Energy Management, L.L.C., unless the context otherwise requires. In addition, we refer to Enbridge Energy Partners, L.P. as "Enbridge Partners," and we refer to Enbridge Energy Company, Inc., the general partner of Enbridge Partners and an indirect wholly owned subsidiary of Enbridge Inc., as "Enbridge Energy Company." As used in this prospectus, the term "common units" includes collectively the Class A common units and the Class B common units of Enbridge Partners, and the term "units" includes collectively the Class A common units, the Class B common units and the i-units of Enbridge Partners. The information presented in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares from us.

Enbridge Management

        We are a recently formed Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. By agreement with Enbridge Energy Company, we will manage and control the business and affairs of Enbridge Partners. We will use substantially all of the proceeds of this offering to acquire a new class of limited partner interests, referred to as i-units, in Enbridge Partners, and we will have no assets or operations other than those related to our interest in Enbridge Partners. As a result, our financial condition and results of operations will depend solely upon the performance of Enbridge Partners.

        When Enbridge Partners makes cash distributions on its common units, the number of i-units we own will increase automatically under the terms of the Enbridge Partners partnership agreement, and we will make distributions on our shares in the form of additional shares. As an owner of our shares, you will receive a number of additional shares equal to the amount of cash you would have received had you owned common units, divided by the average market price of our shares. On August 14, 2002, Enbridge Partners paid a regular quarterly cash distribution of $0.90 per common unit, or $3.60 per common unit on an annualized basis.

        The shares that are being sold in this offering have limited voting rights and are not entitled to vote to elect our directors. All of our shares that are entitled to vote to elect our directors are owned by Enbridge Energy Company. The shares being sold in this offering have been approved for listing on the New York Stock Exchange under the symbol "      ."

Summary of Risk Factors

        There are risks relating to an investment in our shares that you should carefully consider before you invest in our shares. These risks include:

  •
  risks related to our shares, the i-units and Enbridge Management;
  •
  risks related to Enbridge Partners' business; and
  •
  risks related to conflicts of interest and limitations on fiduciary duties.

        For more information about these risks, please read "—Risk Factors" beginning on page 4 and "Risk Factors" beginning on page 29.

Enbridge Partners

        Enbridge Partners is a publicly traded Delaware limited partnership that owns and operates crude oil and liquid petroleum transportation assets and natural gas gathering, treating, processing, transmission and marketing assets in the United States. The Class A common units of Enbridge Partners are traded on the New York Stock Exchange under the symbol "EEP."

        Enbridge Partners was formed in 1991 by Enbridge Energy Company to own and operate the Lakehead system, which is the U.S. portion of a crude oil and liquid petroleum pipeline system extending from western Canada through the upper and lower Great Lakes region of the United States to eastern Canada. On December 27, 1991, Enbridge Partners completed its initial public offering of 17,390,000 Class A common units at $21.50 per unit. The closing price of Enbridge Partners' Class A common units on the NYSE on August 15, 2002 was $43.50 per unit. Since Enbridge Partners' initial public offering, it has increased its quarterly cash distribution by 53% from $0.59 per unit to $0.90 per unit, or $3.60 per unit on an annualized basis.

        Prior to May 2001, Enbridge Partners was solely a transporter of crude oil and liquid petroleum through its Lakehead system. Enbridge Partners began to diversify geographically and operationally by acquiring a crude oil gathering and transportation system known as the North Dakota system in May 2001, and a natural gas gathering, treating, processing and transmission system known as the East Texas system in November 2001. In May 2002, Enbridge Partners agreed to acquire Enbridge Energy Company's Midcoast, Northeast Texas and South Texas systems. This acquisition represents Enbridge Partners' next step in diversifying its business, both geographically and operationally, and materially increases the scale of its business.

Existing Systems

        Enbridge Partners' existing business consists of the following three systems:

  •
  Lakehead System:  The Lakehead system consists primarily of crude oil and liquid petroleum transportation and storage assets in the Great Lakes and Midwest regions of the United States. This system, together with the Enbridge system in Canada owned by Enbridge Inc., forms the longest, and one of the most sophisticated, crude oil and liquid petroleum pipeline systems in the world. The Enbridge/Lakehead system, which spans 3,100 miles, has been in operation for over 53 years and is the primary transporter of crude oil and liquid petroleum from western Canada to the United States. The Enbridge/Lakehead system serves all the major refining centers in the Great Lakes and Midwest regions of the United States and the Province of Ontario, Canada. Through its interconnection with the Enbridge system, the Lakehead system is well positioned to capitalize on expected increases in crude oil supplies over the next ten years from heavy crude oil and oil sands projects in the Province of Alberta, Canada announced by energy producers.

  •
  East Texas System:  Enbridge Partners acquired the East Texas system on November 30, 2001 for approximately $230 million. This system includes approximately 2,000 miles of natural gas gathering and transmission pipelines, four natural gas treating plants, two of which are currently active, and three natural gas processing plants, two of which are currently active.

  •
  North Dakota System:  Enbridge Partners acquired the North Dakota system from Enbridge Inc. on May 18, 2001 for approximately $35 million. This system includes approximately 330 miles of crude oil gathering lines connected to a transportation line that is approximately 620 miles long. The North Dakota system interconnects directly with the Lakehead system.

Midcoast, Northeast Texas and South Texas Systems

        Enbridge Partners has agreed to acquire the following three systems from Enbridge Energy Company for approximately $929 million at the same time that we close this offering:

  •
  Midcoast System:  The Midcoast system was acquired by a subsidiary of Enbridge Energy Company on May 11, 2001 for approximately $625 million. Excluding the Canadian and other assets that will be retained by Enbridge Energy Company, this system includes approximately 4,000 miles of natural gas gathering and transmission pipelines, with an aggregate throughput capacity of approximately four billion cubic feet per day, and natural gas treating and processing assets in the Mid-Continent and Gulf Coast regions of the United States. The portion of the Midcoast system Enbridge Partners will acquire includes:

  —
  four interstate FERC regulated natural gas transmission pipeline systems;

  —
  35 intrastate natural gas transmission and wholesale customer pipeline systems;

  —
   35 gathering and processing/treating systems, including three processing and two treating plants; and

  —
   98 trucks and trailers and 45 rail cars used for transporting natural gas liquids, or "NGLs," crude oil and carbon dioxide.

  •
  Northeast Texas System:  The Northeast Texas system was acquired by a subsidiary of Enbridge Energy Company on March 1, 2002 for approximately $178 million. This system includes approximately 1,200 miles of natural gas gathering pipelines, six natural gas treating plants, five of which are currently active, and four natural gas processing plants, three of which are currently active.

  •
  South Texas System:  The South Texas system was acquired by a subsidiary of Enbridge Energy Company on January 2, 2002 for approximately $9 million. This system includes approximately 175 miles of natural gas gathering pipelines, a hydrogen sulfide treating plant and an inactive natural gas processing plant. The South Texas gathering system also interconnects with a 500-mile natural gas transmission pipeline system that Enbridge Energy Company has the right to acquire for $41 million. Enbridge Partners will acquire this right from Enbridge Energy Company as part of the acquisition of the Midcoast, Northeast Texas and South Texas systems.

        These systems will significantly increase the scope and scale of Enbridge Partners' natural gas operations and provide a platform from which Enbridge Partners can pursue new growth opportunities. The Midcoast system has a strong track record of growth and provides an attractive combination of stable cash flows and potential earnings growth. The Northeast Texas system, which is located adjacent to Enbridge Partners' East Texas system, will increase Enbridge Partners' presence in the strategic Gulf Coast region and provide operational flexibility and cost efficiencies. The natural gas transmission pipeline system that Enbridge Partners will have the right to acquire connects with the South Texas system and would provide a stable base of revenues from existing contracts as well as capacity to capitalize on potential increased supply from nearby offshore and onshore natural gas fields.

        Subsidiaries of Enbridge Energy Company have completed approximately $83.6 million in enhancement capital expenditures to these three systems since they were acquired. These expenditures include:

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  $49 million to construct the Bamagas pipeline in Alabama;

  •
  $6 million to acquire an additional natural gas processing facility in Texas;

  •
  $12.6 million to acquire compression assets on the Northeast Texas system that were previously under lease; and

  •
  $16 million in other enhancement capital expenditures.

        In addition, Enbridge Energy Company plans to acquire an additional $8.4 million in compression assets on the Northeast Texas system that are currently under lease. The $929 million purchase price includes the purchase of these additional compression assets.

        The systems and assets described above that will be acquired by Enbridge Partners are sometimes referred to as the "acquired systems."

Business Strategy

        Enbridge Partners' objective is to continue to increase cash distributions to unitholders. To achieve this objective, Enbridge Partners intends to:

  •
  Expand and increase the utilization of the Lakehead system's capacity to meet the expected growing supply of and demand for crude oil and liquid petroleum in the markets it serves.

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  Develop and acquire complementary energy delivery assets, particularly in the Gulf Coast region of the United States, and improve the financial performance and operating efficiency of acquired assets. Enbridge Partners anticipates increased availability of attractive acquisition targets and believes that it is well positioned to acquire additional assets.

Competitive Strengths

        Enbridge Partners' business strategy is driven by the following competitive strengths:

  •
  Strategic Market Position:  The Lakehead system is the primary transporter of western Canadian crude oil to the Great Lakes and Midwest regions of the United States and the sole transporter of western Canadian crude oil to the Province of Ontario, Canada.

  •
  Diversified Business and Geographical Presence:  Following the acquisition of the acquired systems, Enbridge Partners' business will consist of a diverse group of energy delivery assets located in some of North America's most significant areas of hydrocarbon supply and demand.

  •
  Low Cost Operations:  The Enbridge/Lakehead system is among the lowest cost transporters of crude oil and liquid petroleum in North America, based on operating cost per barrel mile transported.

  •
  Competitive Cost of Capital:  Enbridge Partners' cost of capital, due to its partnership structure, helps it compete more effectively in acquiring assets and expanding its existing systems.

  •
  Enhanced Access to Capital Markets:  The institutional share/i-unit structure established in connection with this offering broadens Enbridge Partners' access to the equity capital markets.

  •
  Experienced Management:  Our management has substantial industry experience and a strong track record of growth through acquisitions, having completed over 30 acquisitions in the last five years.

  •
  Beneficial Relationship with Enbridge Inc.:  Enbridge Partners is an integral part of Enbridge Inc.'s goal of being a leading North American energy delivery company and is its primary vehicle for acquiring mature energy delivery assets in the United States.

Risk Factors

        There are risks relating to an investment in our shares. For more information about these risks, see "Risk Factors" beginning on page 29. You should carefully consider these risk factors, together with all of the other information appearing elsewhere or incorporated by reference in this prospectus, before you invest in our shares.

Risks Related to Our Shares, the i-Units and Enbridge Management

  •
  An active trading market for our shares may not develop, and even if such a market does develop, the market price of our shares may be less than the price you paid for your shares in this offering and less than the market price of the Class A common units of Enbridge Partners.

  •
  The value of the quarterly distribution of an additional fractional share that you will receive per share may be less than the quarterly distribution of cash that Enbridge Partners' common unitholders will receive per common unit.

  •
  If Enbridge Partners were treated as a corporation for U.S. federal income tax purposes, the value of our shares would be substantially reduced, and the owner of our voting shares would have the right to merge us into Enbridge Partners.

  •
  Enbridge Partners may issue additional common or other classes of units, and we may issue additional shares, which would dilute your ownership interest.

  •
  Because our only assets will be i-units in Enbridge Partners, our financial condition and results of operations will depend solely upon the performance of Enbridge Partners.

  •
  Your shares are subject to purchase provisions that could result in your having to sell your shares at a time or price that you do not like.

  •
  If Enbridge Partners is liquidated in a situation where Enbridge Inc. does not elect to purchase our shares, the value of our shares would likely decline.

  •
  The terms of our shares may be changed in ways you may not like, because our board of directors will have the power to change the terms of our shares in ways our board determines, in its sole discretion, are not materially adverse to you.

  •
  If we are not fully reimbursed or indemnified for obligations and liabilities we incur in managing the business and affairs of Enbridge Partners, we may be unable to pay those liabilities and the value of our shares could decline.

  •
  If a person or group, other than Enbridge Inc. and its affiliates, owns 20% or more of the aggregate number of issued and outstanding Enbridge Partners common units and our shares, that person or group may not vote its shares; as a result, you are less likely to receive a premium for your shares in a change of control situation.

  •
  The shares you own are not entitled to vote to elect our directors, and, therefore, you will have little or no opportunity to influence or change our management.

  •
  Our discretion in establishing cash reserves at Enbridge Partners gives us the ability to reduce the amount of cash available for distribution to holders of its units, which will reduce the distributions on your shares.

  •
  If in the future we cease to manage and control the business and affairs of Enbridge Partners, we may be deemed to be an investment company under the Investment Company Act of 1940.

Risks Related to Enbridge Partners' Business

  •
  Enbridge Partners' financial performance could be adversely affected if its pipeline systems are used less.

  •
  Changes in Enbridge Partners' tariff rates or challenges to its tariff rates could have a material adverse effect on Enbridge Partners' financial condition and results of operations.

  •
  Rate proceedings and disputes involving the Kansas pipeline system, if resolved adversely to Enbridge Partners, could adversely affect Enbridge Partners.

  •
  Competition may reduce Enbridge Partners' revenues.

  •
  Enbridge Partners' gas marketing operations involve market risks.

  •
  Enbridge Partners' results may be adversely affected by commodity price volatility and risks associated with its hedging activities.

  •
  Natural gas transportation, delivery and sales contracts with a relatively small number of customers accounted for a significant portion of the gross margin attributable to the Midcoast system, and Enbridge Partners may not be able to renew or replace those contracts as they expire.

  •
  A decline in the availability of natural gas from the producing regions that supply the East Texas, Midcoast, Northeast Texas and South Texas systems may reduce utilization of capacity on those pipeline systems.

  •
  Compliance with environmental and operational safety regulations, including any remediation of soil or water pollution or hydrostatic testing of its pipeline systems, may increase Enbridge Partners' costs and reduce its revenues.

  •
  Failure of pipeline operations due to unforeseen interruptions or catastrophic events may adversely affect Enbridge Partners' business and financial condition.

  •
  Enbridge Partners' acquisition strategy may be unsuccessful if Enbridge Partners incorrectly predicts operating results, is unable to identify and complete future acquisitions and integrate acquired assets or businesses or is unable to raise financing on acceptable terms.

  •
  Oil measurement losses on the Lakehead system can be materially impacted by changes in estimation, commodity price differentials and other factors.

Risks Related to Conflicts of Interest and Limitations on Fiduciary Duties

  •
  The interests of Enbridge Inc. may differ from our interests, the interests of our shareholders and the interests of limited partners of Enbridge Partners, and our board of directors may consider the interests of all parties to a conflict, not just your interests, in making important business decisions.

  •
  Because the Lakehead system depends upon shipments of crude oil and liquid petroleum from the Enbridge system, decisions by Enbridge Inc. with respect to the Enbridge system could adversely affect the level of deliveries on the Lakehead system.

  •
  Because we depend upon Enbridge Inc. and its affiliates for employees to manage the business and affairs of Enbridge Partners, a decrease in the availability of employees from Enbridge Inc. and its affiliates could adversely affect Enbridge Partners.

  •
  Enbridge Inc. is not restricted from directly competing with Enbridge Partners in many circumstances, and this competition could have an adverse impact on Enbridge Partners' financial condition and results of operations.

  •
  Your ability to challenge the decisions of our board of directors will be limited, because our limited liability company agreement restricts or eliminates a number of the fiduciary duties that otherwise would be owed by our board of directors to our shareholders, and the partnership agreement of Enbridge Partners restricts or eliminates a number of the fiduciary duties that otherwise would be owed by our board of directors and by the general partner of Enbridge Partners to the limited partners of Enbridge Partners.

  •
  Because Enbridge Inc. is a Canadian corporation and many of its and our officers and directors are Canadian citizens who reside in Canada, it may be difficult to serve legal process on them and enforce civil liabilities against them.

Recent Developments

  •
  Increase in Distribution:  Enbridge Partners increased its regular quarterly distribution from $0.875 to $0.90 per common unit effective with the distribution it paid on February 15, 2002. On August 14, 2002, Enbridge Partners paid a regular quarterly cash distribution of $0.90 to its common unitholders, its third distribution at the rate of $0.90 per quarter, or $3.60 per common unit on an annualized basis.

  •
  Equity Offering:  In early 2002, Enbridge Partners closed a public offering of its Class A common units, which raised net proceeds of approximately $93 million. The net proceeds were used to repay approximately $75 million in debt owed to an affiliate of Enbridge Inc. that was incurred to finance a portion of the purchase price of the East Texas and the North Dakota systems and to repay a portion of Enbridge Partners' revolving credit facility.

  •
  Lakehead System Spill:  On July 4, 2002, a leak occurred on the Lakehead system in northern Minnesota. The estimated cost of the site cleanup and restoration is approximately $6 million, $4 million of which is expected to be covered by insurance. These costs are expected to be incurred by the end of 2002. Pipeline integrity work that was planned for future years will be advanced as a result of the leak. The pipeline integrity work is expected to include approximately $4 million in operating expenses, the majority of which is expected to be incurred by the end of 2002, and $2 million in capital expenditures, which are expected to be incurred by the end of 2003.

Enbridge Inc.

        Enbridge Inc., based in Calgary, Alberta, provides energy transportation, distribution and related services in North America and internationally and had assets of Cdn$13.1 billion as of December 31, 2001. Enbridge Inc. is the ultimate parent company of Enbridge Energy Company, the general partner of Enbridge Partners. In addition to its ownership of the Canadian portion of the Enbridge/Lakehead system, Enbridge Inc. also owns and operates Enbridge Consumers Gas, Canada's largest natural gas local distribution company based on number of customers, which provides distribution services in the provinces of Ontario and Quebec and the State of New York. Enbridge Inc.'s common stock is traded on The Toronto Stock Exchange and the New York Stock Exchange under the symbol "ENB."

Offices

        The principal executive offices of Enbridge Management and Enbridge Partners are located at 1100 Louisiana, Suite 3300, Houston, Texas 77002 and the telephone number is (713) 650-8900. The principal executive offices of Enbridge Inc. are located at 3000, 425 - 1st Street SW, Calgary, Alberta T2P 3L8, and the telephone number is (403) 231-3900.

Organizational Structure

        The following charts depict a simplified organizational structure of Enbridge Inc. and Enbridge Partners immediately prior to this offering and the acquisition of the Midcoast, Northeast Texas and South Texas systems and the organizational structure following the offering and the acquisition.

Prior to the Offering and Acquisition

Following the Offering and Acquisition

Ownership of Enbridge Energy Partners, L.P. and its subsidiaries after the offering:
i-units owned by Enbridge Energy Management, L.L.C.	21.7%
Class A common units owned by the public	67.8%
Class B common units owned by Enbridge Energy Company	8.5%
General partner interest	2.0%

Total	100.0%

        Following this offering, subsidiaries of Enbridge Inc. are expected to own collectively 11.6% of Enbridge Partners through their ownership of our shares and general and limited partner interests in Enbridge Partners.

Acquisition of the Midcoast, Northeast Texas and South Texas Systems

        On May 16, 2002, Enbridge Partners agreed to acquire the Midcoast, Northeast Texas and South Texas systems from Enbridge Energy Company. Enbridge Energy Company owns these systems through its ownership of Enbridge Midcoast Energy, Inc. and its subsidiaries. In this prospectus, we refer to Enbridge Midcoast Energy, Inc. as "Enbridge Midcoast Energy."

        Prior to the contribution of Enbridge Midcoast Energy and its subsidiaries that own the acquired systems to Enbridge Partners, Enbridge Midcoast Energy and certain of these subsidiaries will merge with or convert into limited partnerships and limited liability companies. Enbridge Energy Company will contribute Enbridge Midcoast Energy and its subsidiaries to Enbridge Partners in exchange for the consideration discussed below, but will retain the Canadian and certain other assets.

        The consideration to be received by Enbridge Energy Company for the contribution of the acquired systems is $929.1 million. Enbridge Partners will fund this consideration through the assumption of $900.0 million in debt related to these systems, payment of $19.1 million in cash and issuance of an additional $10.0 million equity interest in Enbridge Partners. This additional equity interest will satisfy Enbridge Energy Company's obligation to maintain its 2% general partner interest in Enbridge Partners, primarily related to the issuance of i-units to us. The cash portion of the purchase price will be funded by Enbridge Partners by borrowings under its existing credit facility or from affiliates of Enbridge Inc. The debt to be assumed by Enbridge Partners is owed to affiliates of Enbridge Inc. The purchase price is subject to adjustment at closing for working capital, capital expenditures and other items.

        The purchase price of the acquired systems approximates their book value and reflects the retention by Enbridge Energy Company of the deferred tax liability related to the contribution of the acquired systems to Enbridge Partners.

        A committee of independent members of the board of directors of Enbridge Energy Company, the general partner of Enbridge Partners, negotiated the purchase price and the terms of the acquisition on behalf of Enbridge Partners and recommended that the board of directors of the general partner approve the acquisition on behalf of Enbridge Partners.

        One of the conditions to the closing of this offering will be the successful closing of the acquisition by Enbridge Partners of the acquired systems. Enbridge Partners will use the proceeds it receives from the sale of i-units to us to repay a portion of the debt owed to affiliates of Enbridge Inc. that it will assume in connection with the acquisition.

The Offering

Shares offered	10,000,000 shares representing limited liability company interests in Enbridge Management
Shares offered to the public	9,500,000 shares representing limited liability company interests in Enbridge Management
Shares offered to Enbridge Energy Company	500,000 shares representing limited liability company interests in Enbridge Management
Shares outstanding immediately after this offering	• 10,000,000 shares representing limited liability company interests in Enbridge Management; and
• one voting share of Enbridge Management owned by Enbridge Energy Company.
Use of proceeds
We will use substantially all of the net proceeds of the offering of our shares, expected to be approximately $410.3 million based on an estimated public offering price of $43.50 per share, which was the closing price of the Class A common units on the NYSE on August 15, 2002, as follows:
• $500,000 to compensate Enbridge Inc. for its purchase obligation and tax indemnities; and
•
the remainder to purchase a number of i-units, a new class of limited partner interests, from Enbridge Partners that will equal the number of our shares that will be outstanding immediately following this offering.

Enbridge Partners will use the proceeds it receives from the sale of i-units to us to repay a portion of the debt owed to affiliates of Enbridge Inc. that it will assume in connection with the acquisition of the acquired systems.
Enbridge Inc. and its affiliates will use the aggregate proceeds they receive from us and from Enbridge Partners for general corporate purposes, including the repayment of commercial paper borrowings.
Exchange listing	Our shares have been approved for listing on the NYSE under the symbol " ."

Our Shares

Enbridge Management	We are a Delaware limited liability company recently formed to manage and control the business and affairs of Enbridge Partners. Our shares represent limited liability company interests in us. We will be a limited partner in Enbridge Partners owning i-units and will, by agreement with Enbridge Partners and its general partner, manage and control its business and affairs.
U.S. federal income tax matters associated with our shares
Because we will be treated as a corporation for U.S. federal income tax purposes, an owner of our shares will not report on its U.S. federal income tax return any of our items of income, gain, loss and deduction. An owner of our shares will not receive a Schedule K-1 and will not be subject to state tax filings in the various states in which Enbridge Partners conducts business as a result of owning our shares.
A tax-exempt investor's ownership or sale of our shares will not generate income derived from an unrelated trade or business regularly carried on by the tax-exempt investor, which generally is referred to as unrelated business taxable income, or "UBTI," unless its ownership of our shares is debt financed by it.
The ownership or sale of our shares by a regulated investment company, or mutual fund, will generate qualifying income to it. Furthermore, the ownership of our shares by a mutual fund will be treated as a qualifying asset.
There will not be any withholding taxes imposed on quarterly or other distributions of additional shares to a non-U.S. person. In addition, there generally will be no taxes or withholding taxes imposed on gain from the sale of our shares by a non-U.S. person provided it has owned no more than 5% of our shares and our shares continue to be traded on a nationally recognized securities exchange.
U.S. federal income tax matters associated with i-units
Although we will be subject to U.S. federal income taxes on our taxable income, Enbridge Partners will not allocate taxable income or gain to the i-units we own until such time as there is a liquidation of Enbridge Partners. Therefore, until a liquidation of Enbridge Partners, we do not anticipate that we generally will have taxable income resulting from our ownership of the i-units. In the event that we do have taxable income, Enbridge Inc. has agreed to indemnify us for the related tax liability to the extent that the liability exceeds the cash we receive relating to that income.

Distributions
We will make distributions on our shares only in additional shares, except upon our liquidation. The fraction of an additional share distributed each quarter per share outstanding will be calculated by dividing the amount of the cash distribution paid by Enbridge Partners on each common unit for that quarter by the average market price of one of our shares as determined for a 10-trading day period ending on the trading day immediately prior to the ex-dividend date for our shares.
Our Covenants
Our limited liability company agreement provides that our activities will be limited to being a limited partner in Enbridge Partners and managing and controlling its business and affairs. It also requires that our issuance of classes of shares, other than the class of shares being sold in this offering and the class of voting shares currently owned by Enbridge Energy Company, be approved by the owners of our outstanding shares and further includes covenants that prohibit us from:
	•	borrowing money or issuing debt;
	•	selling, pledging or otherwise transferring any i-units;
	•	issuing options, warrants or other securities entitling the holder to purchase our shares;
	•	purchasing any of our shares, including voting shares; or
	•	liquidating, merging or recapitalizing.
These provisions can be amended or waived by the owners of our shares as described under "—Voting Rights" below.
Covenant of Enbridge Inc.
Under our limited liability company agreement, Enbridge Inc. has agreed that neither it nor any of its affiliates will take any action that would result in Enbridge Inc. and its affiliates ceasing to be the beneficial owners of more than 50% of the total voting power of the general partner of Enbridge Partners, unless:
	•	prior to taking such action it has notified us and Enbridge Partners that, upon the occurrence of such action, Enbridge Inc. will acquire all of our shares as more fully described under "—Special Purchase Events" below; or
	•	following the occurrence of such action another person will become the beneficial owner of more than 50% of the total voting power of the general partner of Enbridge Partners, and such person:
		—	is organized under the laws of a state in the United States;
		—	has long term unsecured debt with an investment grade credit rating (as determined by Moody's and Standard & Poor's) immediately prior to the closing of the transaction; and
		—	assumes all of Enbridge Inc.'s obligations under the purchase provisions and the tax indemnification agreement.

This covenant can be amended or waived by the owners of our shares as described under "—Voting Rights" below.
Covenants of Enbridge Partners	Upon the closing of this offering, the Enbridge Partners partnership agreement will be amended to provide that Enbridge Partners will not:
	•	issue any of its i-units to any person other than us;
	•	except in liquidation, make a distribution on an i-unit other than in additional i-units or a security that has in all material respects the same rights and privileges as the i-units;
	•	make a distribution on a common unit other than in cash, additional common units or a security that has in all material respects the same rights and privileges as the common units;
	•	make a tender offer for common units unless the consideration payable in such tender offer:
		—	is exclusively cash; and
		—	together with any cash payable in respect of any other tender offer by Enbridge Partners for the common units concluded within the preceding 360 days and the aggregate amount of any cash distributions to all owners of common units made within the preceding 360-day period is less than 12% of the aggregate average market value of all classes of units of Enbridge Partners determined on the trading day immediately preceding the commencement of the tender offer;
	•	allow an owner of common units to receive any consideration other than cash, common units or a security that has in all material respects the same rights and privileges as the common units, or allow us, as the owner of the i-units, to receive any consideration other than additional i-units or a security that has in all material respects the same rights and privileges as the i-units, in either case, in a:
		—	merger transaction, if the unitholders of Enbridge Partners immediately prior to the transaction own more than 50% of the common equity securities of the survivor immediately after the transaction; or
		—	recapitalization, reorganization or similar transaction;
	•	be a party to a merger, sell all or substantially all of its assets to another person or enter into similar transactions, if:
		—	the survivor of the merger or the other person is to be controlled by Enbridge Inc. or its affiliates after the transaction; and
		—	the transaction would result in the occurrence of a special purchase event described under "—Special Purchase Events" below; or

•	take any action that would result in the occurrence of either of the events described below (both of which we refer to as "special purchase events"), unless prior to the occurrence of the event Enbridge Inc. has notified us and Enbridge Partners that upon the occurrence of the event Enbridge Inc. will acquire all of our outstanding shares as more fully described under "—Special Purchase Events" below:
	—	aggregate distributions or other payments by Enbridge Partners on each common unit, other than in common units or in securities that have in all material respects the same rights and privileges as common units but including pursuant to an issuer tender offer by Enbridge Partners, during a 360-day period exceeding 50% of the average market price of a Class A common unit for the 10-trading day period ending on the trading day immediately prior to the beginning of that 360-day period;
	—	the merger of Enbridge Partners with another entity where Enbridge Partners is not the surviving entity, or the sale of all or substantially all of Enbridge Partners' assets, unless in the transaction:
		—	the only consideration that we receive in exchange for our i-units is a security that has in all material respects the same rights and privileges as the i-units; and
		—	the only consideration that the owners of common units receive in exchange for their common units is a security that has in all material respects the same rights and privileges as the common units and/or cash, and the amount of cash received per common unit does not exceed 33 1/3% of the average market price of a Class A common unit for the 10-trading day period ending on the trading day immediately prior to the date of execution of the definitive agreement for the transaction.
These covenants can be amended or waived by the owners of the i-units as described under "—Voting Rights" below.

Special Purchase Events	Enbridge Partners has agreed that it will not take any action that would result in the occurrence of either of the events described in (1) or (2) below and Enbridge Inc. has agreed that it will not take any action that would result in the occurrence of the event described in (3) below unless prior to the occurrence of any such event, Enbridge Inc. has notified us and Enbridge Partners that upon the occurrence of such event Enbridge Inc. will purchase all of our outstanding shares. These events, which we refer to as "special purchase events," include:
	(1)	aggregate distributions or other payments by Enbridge Partners on each common unit, other than in common units or in securities that have in all material respects the same rights and privileges as common units but including pursuant to an issuer tender offer by Enbridge Partners, during a 360-day period exceeding 50% of the average market price of a Class A common unit for the 10 trading-day period ending on the trading day immediately prior to the beginning of that 360-day period;
	(2)	the merger of Enbridge Partners with another entity where Enbridge Partners is not the surviving entity, or the sale of all or substantially all of Enbridge Partners' assets, unless in the transaction:
		—	the only consideration that we receive in exchange for our i-units is a security that has in all material respects the same rights and privileges as the i-units; and
		—	the only consideration that the owners of common units receive in exchange for their common units is a security that has in all material respects the same rights and privileges as the common units and/or cash, and the amount of cash received per common unit does not exceed 33 1/3% of the average market price of a Class A common unit for the 10-trading day period ending on the trading day immediately prior to the date of execution of the definitive agreement for the transaction; or
	(3)	Enbridge Inc. or its affiliates taking any action that would result in Enbridge Inc. and its affiliates ceasing to be the beneficial owners of more than 50% of the total voting power of the general partner of Enbridge Partners, unless, following the occurrence of such action, another person will become the beneficial owner of more than 50% of the total voting power of the general partner of Enbridge Partners, and such person:
		—	is organized under the laws of a state in the United States;
		—	has long term unsecured debt with an investment grade credit rating (as determined by Moody's and Standard & Poor's) immediately prior to the closing of the transaction; and

		—	assumes all of Enbridge Inc.'s obligations under the purchase provisions and the tax indemnification agreement.
The purchase price for our shares in the event of a purchase by Enbridge Inc. upon the occurrence of a special purchase event will be equal to the higher of the average market price of the shares and the Class A common units as determined for a 10-trading day period ending on the trading day immediately prior to the date of the applicable event.
For purposes of these purchase provisions, which are part of our limited liability company agreement, Enbridge Inc. will be deemed to include Enbridge Inc., its successors by merger and any entity that succeeds to Enbridge Inc.'s obligations under the purchase provisions and the tax indemnification agreement in connection with an acquisition of all or substantially all of the assets of Enbridge Inc.
Optional Purchase Events
In addition to its right to purchase our shares upon the occurrence of a special purchase event, Enbridge Inc. has the right, which it may assign to any of its affiliates, to purchase all, but not less than all, of our shares not owned by it or its affiliates in two circumstances:
	(1)	when Enbridge Inc. and its affiliates own 80% or more of our shares; and
	(2)	when Enbridge Inc. and its affiliates own a number of our shares and the common units that equals 85% or more of our shares and the common units on a combined basis; provided, however, that in this second circumstance, the general partner of Enbridge Partners must also elect to purchase all of the common units not owned by Enbridge Energy Company or its affiliates.
In these two circumstances, the purchase price per share is calculated differently. If the first circumstance described above exists and Enbridge Inc. elects to purchase our shares, the purchase price per share will equal 110% of the higher of:
	•	the average closing price for our shares for the 10 consecutive trading days ending on the fifth trading day prior to the date on which the notice of the purchase is given; and
	•	the highest price Enbridge Inc. or its affiliates paid for our shares during the 90 days prior to the date on which the notice of purchase is given.
If the second circumstance described above exists and Enbridge Inc. and its affiliates elect to purchase both our shares and the common units, the purchase price per share and the purchase price per common unit will both equal the higher of:
	•	the average closing price for our shares or Class A common units, whichever is higher, for the 20 consecutive trading days ending on the fifth trading day prior to the date on which the notice of the purchase is given; and

	•	the highest price Enbridge Inc. or its affiliates paid either for our shares or the Class A common units during the 90 days prior to the date on which the notice of purchase is given.
Enbridge Inc. and its affiliates currently own approximately 11.1% of the common units. Following this offering, Enbridge Inc. and its affiliates are expected to own 5% of our shares and 9.8% of our shares and the common units on a combined basis.
Voting Rights
Owners of the class of shares being sold in this offering will have no right to elect our directors. Enbridge Energy Company owns all of the shares of the class that elects our directors, which we refer to as "voting shares." Owners of the class of shares issued in this offering, other than Enbridge Energy Company and its affiliates, may vote on the following matters:
	•	amendments to our limited liability company agreement (including the purchase provisions), the Enbridge Inc. tax indemnification agreement and the delegation of control agreement, but only if the amendment would have a material adverse effect on us or the owners of our shares, as determined in the sole discretion of our board of directors, or would reduce the time for any notice to which the owners of our shares are entitled;
	•	an amendment or waiver of Enbridge Inc.'s covenant regarding its continued ownership of more than 50% of the total voting power of the general partner of Enbridge Partners;
	•	an amendment or waiver of our covenants that prohibit us from:
		—	borrowing money or issuing debt;
		—	selling, pledging or otherwise transferring any i-units;
		—	issuing options, warrants or other securities entitling the holder to purchase our shares;
		—	purchasing our shares; or
		—	liquidating, merging or recapitalizing;
	•	our issuance of classes of shares other than shares of the class being sold in this offering and the class of voting shares currently owned by Enbridge Energy Company; and
	•	our dissolution.

In addition, on matters submitted by Enbridge Partners for a vote of the i-units, the i-units will be voted proportionately to the number of affirmative and negative votes, abstentions and non-votes of owners of our shares, including our voting shares. In general, the i-units vote together as a single class with the common units on matters on which the common units vote. However, the i-units vote as a separate class on the following matters:
	•	amendments to the Enbridge Partners partnership agreement that, in the sole discretion of the general partner of Enbridge Partners, would have a material adverse effect on the i-units in relation to other classes of units;
	•	amendments or waivers of the covenants in the Enbridge Partners partnership agreement described above under "—Covenants of Enbridge Partners" that are not permitted to be made by the general partner of Enbridge Partners alone;
	•	removal of the general partner of Enbridge Partners and the election of a successor general partner;
	•	the transfer by the general partner of Enbridge Partners of its general partner interest to a non-affiliated person and the admission of that person as a general partner of Enbridge Partners; and
	•	any proposed action that would cause Enbridge Partners to be treated as a corporation for U.S. federal income tax purposes.
Except for votes in connection with actions that would cause Enbridge Partners to be treated as a corporation for U.S. federal income tax purposes, Enbridge Energy Company and its affiliates are not entitled to vote any shares owned by them, including the voting shares, on the matters described above on which the i-units vote as a separate class.
If a person or group owns 20% or more of the aggregate number of issued and outstanding common units and our shares, they cannot vote the shares (but may vote the common units) that they own on any matter. This particular limitation does not apply to Enbridge Energy Company and its affiliates. However, as described above and as further described under "Description of Our Shares — Limited Voting Rights," beginning on page 124, there are a number of circumstances in which Enbridge Energy Company and its affiliates are not entitled to vote the shares that they own.
Anti-dilution Adjustments	Through the combined effect of the provisions in the Enbridge Partners partnership agreement and the provisions of our limited liability company agreement, the number of our outstanding shares and the number of i-units we own always will be equal.

Summary Financial Information of Enbridge Partners

        You should read the following summary financial information of Enbridge Partners in connection with the financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Enbridge Partners — Results of Operations" beginning on page 70. The historical results of Enbridge Partners are not necessarily indicative of results to be expected in future periods.

        Enbridge Partners acquired the North Dakota system on May 18, 2001 and the East Texas system on November 30, 2001. The summary financial information of Enbridge Partners as of and for the year ended December 31, 2001 and the six months ended June 30, 2002 reflects the inclusion of these systems since the dates they were acquired.

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)
	(dollars in millions, except per unit amounts)
Income Statement Data:
Operating revenue	$282.1	$287.7	$312.6	$305.6	$340.4	$153.0	$403.9
Operating and administrative expenses	133.9	140.9	124.5	128.0	180.7	71.3	305.1
Depreciation and amortization	40.1	41.4	57.8	61.1	63.8	31.1	36.9

Operating income	108.1	105.4	130.3	116.5	95.9	50.6	61.9
Interest and other income	9.7	6.0	3.4	4.8	2.8	1.5	1.2
Interest expense	(38.6)	(21.9)	(54.1)	(60.4)	(59.3)	(30.2)	(28.2)
Minority interest	(0.9)	(1.0)	(0.9)	(0.7)	(0.5)	(0.2)	(0.4)

Net income	$78.3	$88.5	$78.7	$60.2	$38.9	$21.7	$34.5

Net income per common unit(1)	$3.02	$3.07	$2.48	$1.78	$0.98	$0.59	$0.82

Cash distributions paid per common unit	$2.92	$3.36	$3.485	$3.50	$3.50	$1.75	$1.80

Financial Position Data: (at period end)
Property, plant and equipment, net	$850.3	$1,296.2	$1,321.3	$1,281.9	$1,486.6	$1,288.9	$1,556.3
Total assets	1,063.2	1,414.4	1,413.7	1,376.7	1,649.2	1,374.6	1,740.6
Long-term debt	463.0	814.5	784.5	799.3	715.4	716.3	708.4
Partners' capital:
Class A common unitholders	461.6	453.4	533.1	488.6	577.0	530.7	633.3
Class B common unitholder	36.7	37.3	47.4	42.1	48.8	45.8	51.8
General Partner	3.5	4.3	5.6	5.2	6.5	5.8	7.6
Accumulated other comprehensive income (loss)	—	—	—	—	11.9	(1.3)	(6.2)

Total	$501.8	$495.0	$586.1	$535.9	$644.2	$581.0	$686.5

Other Financial Data:
EBITDA(2)	$148.2	$146.8	$188.1	$177.6	$159.7	$81.7	$98.8
Cash flow from operating activities	106.6	103.6	101.6	117.3	122.3	62.7	81.0
Cash flow used in investing activities	(101.7)	(427.9)	(91.1)	(20.7)	(299.1)	(44.6)	(103.7)
Cash flow from (used in) financing activities	24.1	252.7	(17.5)	(99.4)	179.8	(23.0)	36.4
Acquisitions included in investing activities	—	—	—	—	265.0	35.4	3.7
Capital expenditures included in investing activities	126.9	487.3	82.9	21.7	35.0	5.3	102.6

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)
Operating Data:
Lakehead system
Barrel miles (billions)(3)	389	391	350	341	333	170	169
Deliveries (thousands of bpd)(4)
United States	960	992	898	976	960	1,000	936
Ontario	552	570	471	362	355	356	376

	1,512	1,562	1,369	1,338	1,315	1,356	1,312
East Texas system(5)
Average daily volume
(MMBtu/day)(6)	—	—	281	362	394	392	391

(1)
The general partner's allocation of net income with respect to its general partner interest in the following amounts has been deducted before calculating net income per common unit: 1997, $4.4 million; 1998, $8.0 million; 1999, $9.1 million; 2000, $8.8 million; 2001, $9.1 million; and the six months ended June 30, 2001 and 2002, $4.4 million and $6.2 million, respectively. The weighted average number of outstanding common units for each period is as follows: 1997, 24.4 million; 1998, 26.2 million; 1999, 28.0 million; 2000, 28.9 million; 2001, 30.2 million and the six month periods ended June 30, 2001 and 2002, 29.3 million and 34.4 million, respectively.

(2)
We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, (c) minority interests, (d) interest and other income and (e) income taxes. EBITDA is used as a supplemental financial measurement in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles or as a measure of liquidity. EBITDA is not defined under generally accepted accounting principles and, thus, it may not be the same as similarly titled measures used by others.

  EBITDA is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides a basis for management to assess liquidity and measure performance over time and in relation to companies who own similar assets. Although EBITDA is used as a supplemental financial measure to assess the ability of Enbridge Partners to generate cash sufficient to pay interest costs and make cash distributions to unitholders as noted above, the amount of cash available for such payments is also subject to Enbridge Partners' ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

(3)
"Barrel miles" is a measurement of how fully a pipeline is used over its length and is calculated by multiplying the amount of each individual delivery (measured in barrels) by the distance it is shipped (measured in miles) and then adding the results so obtained for all deliveries.

(4)
"Deliveries" means the amount of liquid hydrocarbons delivered by a pipeline to certain points along the system and is quantified using a barrel as a unit of measure. "Barrels per day" (or "bpd") delivery data is a measurement of average deliveries for the indicated period and is computed by dividing the number of barrels delivered for the period by the number of days in the period.

(5)
East Texas system operating statistics for 1999, 2000 and 2001 are shown on a full-year basis for informational purposes. Enbridge Partners acquired the East Texas system on November 30, 2001.

(6)
In millions of British thermal units per day, or "MMBtu/day."

Summary Financial Information of Enbridge Midcoast Energy

        You should read the following summary financial information of Enbridge Midcoast Energy in connection with the financial statements and related notes appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Enbridge Midcoast Energy — Results of Operations" beginning on page 73. The historical results of Enbridge Midcoast Energy are not necessarily indicative of results to be expected in future periods.

        Summary financial information for the six months ended June 30, 2001 and the year ended December 31, 2001 is presented in two separate periods due to the acquisition of Enbridge Midcoast Energy by Enbridge Energy Company on May 11, 2001. The acquisition was accounted for using the purchase method of accounting effective May 1, 2001.

        Enbridge Midcoast Energy acquired the South Texas system on January 2, 2002, the Northeast Texas system on March 1, 2002, the Hobart Ranch assets on May 1, 2002 and the first portion of the compression assets on June 28, 2002. The summary financial information of Enbridge Midcoast Energy as of and for the six months ended June 30, 2002 reflects the inclusion of these systems since the dates they were acquired. The summary financial information of Enbridge Midcoast Energy includes the Canadian and other assets that are being retained by Enbridge Energy Company.

        The summary financial information for all periods beginning after April 30, 2001 reflect the financial performance of the assets under the ownership and management of Enbridge Energy Company.

	Year Ended December 31,				Four Months Ended April 30,	Eight Months Ended December 31,	Two Months Ended June 30,	Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2001	2002
	(dollars in millions)
							(unaudited)
Statement of Operations Data:
Operating revenue	$112.7	$234.1	$391.6	$792.3	$407.0	$438.5	$131.2	$479.2

Operating expenses:
Energy marketing expenses	100.3	211.0	330.5	682.5	390.9	364.7	110.8	412.4
Operating and administration	3.5	6.3	30.0	48.6	29.5	37.1	9.0	37.1
Unusual charges	—	—	2.7	—	—	—	—	—
Depreciation and amortization	1.6	3.2	7.5	15.7	5.7	15.5	4.2	11.3

Total operating expenses	105.4	220.5	370.7	746.8	426.1	417.3	124.0	460.8

Operating income (loss)	7.3	13.6	20.9	45.5	(19.1)	21.2	7.2	18.4
Interest and other income	(0.1)	0.2	(0.1)	1.8	0.6	0.1	(0.1)	0.8
Interest expense	(1.1)	(3.3)	(6.5)	(18.4)	(9.4)	(14.0)	(2.9)	(11.3)
Minority interest	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	—	—	—

Income (loss) before income taxes and extraordinary item	5.9	10.4	14.2	28.8	(28.0)	7.3	4.2	7.9
Provision for income taxes	(0.1)	(1.3)	(2.2)	(7.4)	9.4	(4.2)	(1.4)	(3.0)

Income (loss) before extraordinary item	5.8	9.1	12.0	21.4	(18.6)	3.1	2.8	4.9

Extraordinary item, net of income tax	—	—	(0.6)	—	—	—	—	—
Cumulative effect of change in accounting principle, net of income tax	—	—	—	—	(0.9)	—	—	—

Net income (loss)	$5.8	$9.1	$11.4	$21.4	$(19.5)	$3.1	$2.8	$4.9

Financial Position Data: (at period end)
Property, plant and equipment, net	$97.6	$154.2	$393.0	$416.0		$482.1	$444.6	$682.1
Goodwill and other assets	1.4	2.5	23.0	26.3		217.0	218.7	256.0
Total assets	128.0	191.3	478.4	599.3		787.7	747.0	1,074.4
Long-term debt	28.9	78.1	240.0	256.0		—	266.3	—
Due to affiliates	—	—	—	—		319.2	—	571.1
Shareholder's equity:
Common stock	0.1	0.1	0.1	0.1		—	—	—
Paid-in capital	80.7	81.0	166.0	166.0		368.0	369.4	368.9
Retained earnings (deficit)	(19.3)	(12.0)	(2.9)	14.9		3.1	2.5	8.0
Accumulated other comprehensive income	—	—	0.1	—		(7.7)	(9.0)	(13.6)
Treasury stock	—	(2.8)	(2.6)	(3.2)		—	—	—

Total shareholders' equity	$61.5	$66.3	$160.7	$177.8		$363.4	$362.9	$363.3

Other Financial Data:
EBITDA(1)	$8.9	$16.8	$28.4	$61.2	$(13.4)	$36.7	$11.4	$29.7
EBITDA net of Canadian and other assets(2)	$8.9	$16.8	$27.2	$57.4	$(14.4)	$35.1	$10.8	$28.7
Cash flow from (used in) operating activities	$3.8	$17.2	$16.7	$26.0	$(0.5)	$(21.8)	$(2.2)	$15.8
Cash flow used in investing activities	$(62.5)	$(61.3)	$(254.3)	$(40.4)	$(11.4)	$(51.4)	$(4.4)	$(237.9)
Cash flow from financing activities	$57.8	$44.0	$239.7	$16.7	$9.6	$72.7	$10.2	$221.5
Acquisitions included in investing activities	$60.8	$52.1	$238.1	$22.8	$—	$1.2	—	$208.1
Capital expenditures included in investing activities	$1.4	$7.8	$16.6	$16.5	$10.8	$50.2	$4.4	$37.4
Operating Data:
Average daily volume (MMBtu/day)(3)	401.0	606.8	752.9	884.1	1,222.7	1,102.5	1,082.2	1,199.2

(1)
We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, (c) minority interests, (d) interest and other income and (e) income taxes. EBITDA is used as a supplemental financial measurement in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles or as a measure of liquidity. EBITDA is not defined under generally accepted accounting principles and, thus, it may not be the same as similarly titled measures used by others.

  EBITDA is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides a basis for management to assess liquidity and measure performance over time and in relation to companies who own similar assets. Although EBITDA is used as a supplemental financial measure to assess the ability of Enbridge Partners to generate cash sufficient to pay interest costs and make cash distributions to unitholders as noted above, the amount of cash available for such payments is also subject to Enbridge Partners' ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

(2)
Excludes EBITDA attributable to the operation of the Canadian and other assets, which have a book value of approximately $25 million, that will not be contributed to Enbridge Partners.

(3)
In millions of British thermal units per day, or "MMBtu/day." Includes all active pipeline mileage in which Enbridge Midcoast Energy owns an interest.

Summary Pro Forma as Adjusted Financial Information of Enbridge Partners

        The tables on the following pages show summary pro forma as adjusted financial information for Enbridge Partners for the year ended December 31, 2001, the six months ended June 30, 2001 and the six months ended June 30, 2002 combined with the Midcoast, Northeast Texas and South Texas systems for the same periods. The summary pro forma as adjusted financial information excludes the Canadian and other assets that are unrelated to the acquired systems and are being retained by Enbridge Energy Company.

        The summary pro forma as adjusted financial information gives effect to the following as of the beginning of the fiscal year presented:

  •
  the acquisition by Enbridge Partners of the acquired systems for $929.1 million, consisting of the assumption of $900.0 million in debt related to the acquired systems, payment of $19.1 million in cash and issuance of an additional $10.0 million equity interest in Enbridge Partners to Enbridge Energy Company; and

  •
  the receipt by Enbridge Partners of $409.8 million in proceeds from the sale of its i-units to us, which assumes that we sell 10,000,000 shares at $43.50 per share, net of the underwriting discount, expected expenses and $500,000 paid by us to Enbridge Inc. in respect of its purchase obligation and tax indemnities, and the use by Enbridge Partners of these proceeds to repay a portion of the debt it assumed in connection with the acquisition.

        Enbridge Midcoast Energy acquired the South Texas system on January 2, 2002, the Northeast Texas system on March 1, 2002, the Hobart Ranch system on May 1, 2002 and the first portion of the compression assets on June 28, 2002. The summary pro forma as adjusted financial information reflects the results of operations of these systems as of the beginning of the fiscal year presented.

        Enbridge Partners acquired the North Dakota system on May 18, 2001 and the East Texas system on November 30, 2001. The summary historical and pro forma as adjusted financial information for Enbridge Partners reflects the results of operations of these systems since the dates they were acquired.

        The summary pro forma as adjusted financial information has been prepared using the purchase method of accounting. The purchase price allocated in the summary pro forma as adjusted financial information is based on Enbridge Partners' estimate of the fair market values of assets acquired and liabilities assumed. The summary pro forma as adjusted financial information includes assumptions and adjustments as described in the notes to the pro forma as adjusted combined financial statements appearing elsewhere in this prospectus and should be read in conjunction with the historical financial statements and related notes of Enbridge Partners and Enbridge Midcoast Energy appearing elsewhere in this prospectus.

        The summary pro forma as adjusted financial information may not be indicative of the results that would have occurred if the acquisition of the acquired systems had been consummated as of the beginning of the fiscal year presented or that will be obtained in the future. Due to a number of significant unusual items discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Pro Forma Results of Operations" beginning on page 78, Enbridge Partners does not believe that these pro forma as adjusted results are indicative of the normal operating performance of the acquired systems.

Summary Pro Forma as Adjusted Financial Information for the Year Ended December 31, 2001

	Enbridge Partners	Pro Forma Adjustments	Pro Forma as Adjusted
	(historical)	(unaudited)	(unaudited)
	(in millions, except per unit amounts)
Income Statement Data:
Operating revenue	$340.4	$991.9	$1,332.3
Power	49.9	—	49.9
Cost of natural gas	26.3	858.6	884.9
Operating and administrative expenses	104.5	84.7	189.2
Depreciation and amortization	63.8	24.0	87.8

Operating income	95.9	24.6	120.5
Interest and other income	2.8	0.8	3.6
Interest expense	(59.3)	(35.6)	(94.9)

Income before minority interest	39.4	(10.2)	29.2
Minority interest	(0.5)	(0.1)	(0.6)

Net income (loss)	$38.9	$(10.3)	$28.6

General partner's net income allocation	$9.1	$3.9	$13.0

Common unitholders' net income (loss) allocation	$29.8	$(14.2)	$15.6

Net income (loss) per unit	$0.98	$(1.42)	$0.39

Weighted average units outstanding	30.2	10.0	40.2
Other Financial Data:
EBITDA(1)	$159.7	$48.6	$208.3

(1)
We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, (c) minority interests, (d) interest and other income and (e) income taxes. EBITDA is used as a supplemental financial measurement in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles or as a measure of liquidity. EBITDA is not defined under generally accepted accounting principles and, thus, it may not be the same as similarly titled measures used by others.

  EBITDA is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides one basis for management to assess liquidity and measure performance over time and in relation to competitors who own similar assets. Although EBITDA is used as a supplemental financial measure to assess the ability of Enbridge Partners to generate cash sufficient to pay interest costs and make cash distributions to unitholders as noted above, the amount of cash available for such payments is also subject to Enbridge Partners' ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

Summary Pro Forma as Adjusted Financial Information as of and for the Six Months Ended June 30, 2001

	Enbridge Partners	Pro Forma Adjustments	Pro Forma as Adjusted
	(unaudited)	(unaudited)	(unaudited)
	(in millions, except per unit amounts)
Income Statement Data:
Operating revenue	$153.0	$611.2	$764.2
Power	24.5	—	24.5
Cost of natural gas	—	559.2	559.2
Operating and administrative expenses	46.8	46.8	93.6
Depreciation and amortization	31.1	10.8	41.9

Operating income	50.6	(5.6)	45.0
Interest and other income	1.5	0.6	2.1
Interest expense	(30.2)	(17.8)	(48.0)

Income before minority interest	21.9	(22.8)	(0.9)
Minority interest	(0.2)	(0.1)	(0.3)

Net income (loss)	$21.7	$(22.9)	$(1.2)

General partner's net income allocation	$4.4	$1.9	$6.3

Common unitholders' net income (loss) allocation	$17.3	$(24.8)	$(7.5)

Net income (loss) per unit	$0.59	$(2.48)	$(0.19)

Weighted average units outstanding	29.3	10.0	39.3
Other Financial Data:
EBITDA(1)	$81.7	$5.2	$86.9

(1)
We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, (c) minority interests, (d) interest and other income and (e) income taxes. EBITDA is used as a supplemental financial measurement in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles or as a measure of liquidity. EBITDA is not defined under generally accepted accounting principles and, thus, it may not be the same as similarly titled measures used by others.

EBITDA
is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides one basis for management to assess liquidity and measure performance over time and in relation to competitors who own similar assets. Although EBITDA is used as a supplemental financial measure to assess the ability of Enbridge Partners to generate cash sufficient to pay interest costs and make cash distributions to unitholders as noted above, the amount of cash available for such payments is also subject to Enbridge Partners' ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

Summary Pro Forma as Adjusted Financial Information as of and for the Six Months Ended
June 30, 2002

	Enbridge Partners	Pro Forma Adjustments	Pro Forma as Adjusted
	(unaudited)	(unaudited)	(unaudited)
	(in millions, except per unit amounts)
Income Statement Data:
Operating revenue	$403.9	$494.3	$898.2
Power	26.0	—	26.0
Cost of natural gas	220.4	425.4	645.8
Operating and administrative expenses	58.7	37.4	96.1
Depreciation and amortization	36.9	10.9	47.8

Operating income	61.9	20.6	82.5
Interest and other income	1.2	0.4	1.6
Interest expense	(28.2)	(17.8)	(46.0)

Income before minority interest	34.9	3.2	38.1
Minority interest	(0.4)	—	(0.4)

Net income	$34.5	$3.2	$37.7

General partner's net income allocation	$6.2	$2.1	$8.3

Common unitholders' net income allocation	$28.3	$1.1	$29.4

Net income (loss) per unit	$0.82	$(0.11)	$0.66

Weighted average units outstanding	34.4	10.0	44.4
Financial Position Data (at end of period):
Current assets	$143.9	$125.7	$269.6
Net property, plant and equipment	1,556.3	684.1	2,240.4
Goodwill	15.0	266.3	281.3
Other assets	25.4	13.0	38.4

Total assets	$1,740.6	$1,089.1	$2,829.7

Current liabilities	$169.6	$127.7	$297.3
Short-term debt	168.0	—	168.0
Long-term debt	708.4	511.3	1,219.7
Other liabilities	4.8	30.3	35.1
Minority interest	3.3	—	3.3
Partners' capital	686.5	419.8	1,106.3

Total liabilities and partners' capital	$1,740.6	$1,089.1	$2,829.7

Other Financial Data:
EBITDA(1)	$98.8	$31.5	$130.3

(1)
We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, (c) minority interests, (d) interest and other income and (e) income taxes. EBITDA is used as a supplemental financial measurement in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles or as a measure of liquidity. EBITDA is not defined under generally accepted accounting principles and, thus, it may not be the same as similarly titled measures used by others.

  EBITDA is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides one basis for management to assess liquidity and measure performance over time and in relation to competitors who own similar assets. Although EBITDA is used as a supplemental financial measure to assess the ability of Enbridge Partners to generate cash sufficient to pay interest costs and make cash distributions to unitholders as noted above, the amount of cash available for such payments is also subject to Enbridge Partners' ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

Enbridge Management Balance Sheet

        You should read the following financial information together with the financial statements and related notes appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Enbridge Management" beginning on page 66.

        The unaudited as adjusted balance sheet information as of May 23, 2002 gives effect to the receipt of net proceeds of $410.3 million, which assumes that we sell 10,000,000 shares at $43.50 per share, net of the underwriting discount and expected expenses, and that we use $500,000 of the net proceeds to compensate Enbridge Inc. for its purchase obligation and tax indemnities and use $409.8 million of the net proceeds to purchase a number of i-units from Enbridge Partners equal to the number of our outstanding shares.

	As of May 23, 2002
	Historical	As Adjusted for the Offering
		(unaudited)
	(in thousands)
Assets
Cash	$1	$1
i-units and purchase rights associated with our shares and the tax indemnity	—	410,338

Total assets	$1	$410,339

Liabilities and Equity
Liabilities	—	—
Equity
Voting shares	$1	$1
Limited voting shares	—	410,338

Total liabilities and equity	$1	$410,339

29

RISK FACTORS

        An investment in our shares involves risks. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our shares.

        If any of the following risks were actually to occur, the business, financial condition or results of operations of us or Enbridge Partners could be adversely affected. In that case, the trading price of our shares could decline and you could lose all or part of your investment.

Risks Related to Our Shares, the i-Units and Enbridge Management

An active trading market for our shares may not develop, and even if such a market does develop, the market price of our shares may be less than the price you paid for your shares in this offering and less than the market price of the Class A common units of Enbridge Partners.

        Prior to this offering, you could not buy or sell our shares. An active public trading market for our shares may not develop or continue after this offering. Even if such a market does develop, the market price of our shares after this offering may be less than the market price of Enbridge Partners' Class A common units as a result of any of the following factors, some of which are beyond our control:

  •
  the complexity of the terms of our shares, including the purchase provisions and the tax indemnity;

  •
  changes to the terms of our shares that our board of directors may make in its sole discretion;

  •
  liabilities or obligations we may incur in connection with our management and control of the business and affairs of Enbridge Partners for which Enbridge Partners or Enbridge Energy Company are either unwilling or unable to reimburse or indemnify us; and

  •
  liabilities that we may incur, such as for violations of laws like the U.S. federal securities laws, or acts we may commit in bad faith, for which we may not be entitled to indemnification from Enbridge Partners or Enbridge Energy Company.

The value of the quarterly distribution of an additional fractional share that you will receive per share may be less than the quarterly distribution of cash that Enbridge Partners' common unitholders will receive per common unit.

        The fraction of a share to be issued per share outstanding with each quarterly distribution will be based on the average closing price of our shares for the ten consecutive trading days preceding the ex-dividend date for our shares. Because the market price of our shares may vary substantially over time, the market value on the date you receive a distribution of additional shares may vary substantially from the cash you would have received had you owned common units of Enbridge Partners instead of our shares.

If Enbridge Partners were treated as a corporation for U.S. federal income tax purposes, the value of our shares would be substantially reduced, and the owner of our voting shares would have the right to merge us into Enbridge Partners.

        The anticipated benefit of an investment in our shares depends largely on the continued treatment of Enbridge Partners as a partnership for U.S. federal income tax purposes. Enbridge Partners has not requested, and does not plan to request, a ruling from the U.S. Internal Revenue Service on this or any other matter affecting Enbridge Partners. Current law requires Enbridge Partners to derive at least 90% of its annual gross income from specific activities to continue to be treated as a partnership for U.S. federal income tax purposes. Enbridge Partners may not find it possible, regardless of its efforts, to meet this income requirement or may inadvertently fail to meet this income requirement. Current law could change so as to cause Enbridge Partners to be treated as a corporation for U.S. federal income tax purposes without regard to its sources of income or otherwise subject Enbridge Partners to entity-level taxation.

        If Enbridge Partners were to be treated as a corporation for U.S. federal income tax purposes, it would pay U.S. federal income tax on its income at the corporate tax rate, which currently is a maximum of 35%, and would pay state income taxes at varying rates. Because a tax would be imposed upon Enbridge Partners as a corporation, the cash available for distribution to its common unitholders would be substantially reduced, which would reduce the value of the i-units we own and the value of your shares. In addition, the automatic increase in the number of i-units that we will own after each quarterly distribution of cash to holders of common units generally would be taxed as a corporate distribution to us.

        Under the provisions of our limited liability company agreement and Enbridge Partners' partnership agreement, if Enbridge Partners were to be treated as a corporation for U.S. federal income tax purposes, the owner of our voting shares has the right to cause us to merge with or into Enbridge Partners or one of its subsidiaries. As a condition to such merger, we must obtain either an opinion of counsel that such merger should be currently non-taxable to holders of our shares or a ruling from the IRS that such merger will be currently non-taxable to holders of our shares, except as to the consideration received for fractional shares or as to the termination of any rights or obligations related to the purchase provisions. In such event, you would receive common units or other securities substantially similar to the common units in exchange for your shares.

Enbridge Partners may issue additional common or other classes of units, and we may issue additional shares, which would dilute your ownership interest.

        The issuance of additional common or other classes of units by Enbridge Partners or shares by us, other than our quarterly distributions to you, may have the following effects:

  •
  the amount available for distributions on each share may decrease;

  •
  the relative voting power of each previously outstanding share may decrease; and

  •
  the market price of shares may decline.

        Additionally, the public sale by Enbridge Energy Company of a significant portion of the 3,912,750 Class B common units that it currently owns could reduce the market price of the Class A common units and, indirectly, the shares. Enbridge Partners' partnership agreement allows the general partner to cause Enbridge Partners to register for public sale any units held by the general partner or its affiliates. A public sale of the Class B common units currently held by Enbridge Energy Company could absorb some of the trading market demand for the outstanding Class A common units, which indirectly could reduce the market price of the shares. In addition, Enbridge Energy Company may sell its Class B common units in private transactions at any time, which could have a similar effect on the market for the outstanding Class A common units and, indirectly, the shares.

Because our only assets will be i-units in Enbridge Partners, our financial condition and results of operations will depend solely upon the performance of Enbridge Partners.

        After this offering we will be a limited partner in Enbridge Partners and our only asset will be the i-units we own. If Enbridge Partners decreases the cash distributions it pays to common unitholders, the value of distributions of shares to holders of our shares will decrease as well.

Your shares are subject to purchase provisions that could result in your having to sell your shares at a time or price that you do not like.

        If Enbridge Inc. exercises any of its rights to purchase our shares, you will be required to sell your shares at a time or price that may be undesirable, and you could receive less than you paid for your shares. Any sale of our shares, to Enbridge Inc. or otherwise, for cash will be a taxable transaction to the owner of the shares sold. Accordingly, a gain or loss will be recognized on the sale equal to the difference between the cash received and the owner's tax basis in the shares sold.

If Enbridge Partners is liquidated in a situation where Enbridge Inc. does not elect to purchase our shares, the value of our shares would likely decline.

        Enbridge Partners may not take any action to cause a liquidation unless, prior to such liquidation, Enbridge Inc. has agreed to purchase all of our shares or the holders of our shares have voted to approve such liquidation. If Enbridge Partners is liquidated in a situation where Enbridge Inc. does not elect to purchase all of our shares, the value of your shares will depend on the after tax amount of the liquidating distribution received by us as the owner of i-units. The terms of the i-units provide that no allocations of income, gain, loss or deduction will be made in respect of the i-units until such time as there is a liquidation of Enbridge Partners. If there is a liquidation of Enbridge Partners, it is intended that we will be allocated income and gain in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit. As a result, we likely will realize taxable income upon the liquidation of Enbridge Partners. However, there may not be sufficient amounts of income and gain to cause the capital account attributable to each i-unit to be equal to that of a common unit. If they are not equal, we and, therefore, you will receive less value than would be received by an owner of common units. In that event, the liquidating distribution per common unit will exceed the liquidating distribution per i-unit.

        Further, the tax indemnity provided to us by Enbridge Inc. only indemnifies us for our tax liabilities arising out of a transaction involving the i-units to the extent we have not received sufficient cash in the transaction generating the tax liability to pay the associated tax. Prior to any liquidation of Enbridge Partners, we do not expect to receive cash in a taxable transaction. If a liquidation of Enbridge Partners occurs, however, we likely would receive cash which we would use, at least in part, to pay taxes. As a result, our residual value and the value of our shares will likely be less than the value of the common units upon the liquidation of Enbridge Partners.

The terms of our shares may be changed in ways you may not like, because our board of directors will have the power to change the terms of our shares in ways our board determines, in its sole discretion, are not materially adverse to you.

        As an owner of our shares, you may not like the changes made to the terms of our shares, if any, and you may disagree with our board of directors' decision that the changes are not materially adverse to you as a shareholder. Your recourse if you disagree will be limited because our limited liability company agreement gives broad latitude and discretion to our board of directors and eliminates or reduces many of the fiduciary duties that our board of directors otherwise would owe to you.

If we are not fully reimbursed or indemnified for obligations and liabilities we incur in managing the business and affairs of Enbridge Partners, we may be unable to pay those liabilities and the value of our shares could decline.

        Under the delegation of control agreement, we have been delegated management and control of Enbridge Partners and its operating subsidiaries. We may have unlimited liability, including with respect to environmental liabilities, for our obligations to the same extent as a general partner under partnership laws as a result of our management and control of Enbridge Partners. To the extent we incur liabilities or other obligations in connection with our performance under the delegation of control agreement, we are entitled to be reimbursed or indemnified by Enbridge Partners or Enbridge Energy Company. In the event Enbridge Partners and Enbridge Energy Company are either unwilling or unable to reimburse or indemnify us, we likely will be unable to satisfy these liabilities or obligations. Additionally, our right to reimbursement or indemnification is limited under certain circumstances, including:

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  if we act in bad faith; or

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  if we violate laws, like the U.S. federal securities laws, where indemnification may be against public policy.

For more information about the delegation of control agreement, please read "Relationships and Related Party Transactions" beginning on page 142.

If a person or group, other than Enbridge Inc. and its affiliates, owns 20% or more of the aggregate number of issued and outstanding Enbridge Partners common units and our shares, that person or group may not vote its shares; as a result, you are less likely to receive a premium for your shares in a change of control situation.

        If a person or group owns 20% or more of the aggregate number of issued and outstanding common units and our shares, that person or group may not vote its shares. This limitation does not apply to Enbridge Inc. and its affiliates. This provision may discourage a person or group from attempting to take over control of us or Enbridge Partners and reduce the price at which our shares will trade under certain circumstances.

The shares you own are not entitled to vote to elect our directors, and, therefore, you will have little or no opportunity to influence or change our management.

        You will have little or no opportunity to influence or change our management, because Enbridge Energy Company owns all of our voting shares eligible to vote in the election of our directors. For a description of the limited voting rights you will have as an owner of shares, see "Description of Our Shares — Limited Voting Rights" beginning on page 124.

        Upon the closing of this offering, Enbridge Energy Company will delegate to us substantially all of its rights and powers to manage and control the business and affairs of Enbridge Partners, subject to Enbridge Energy Company's right to approve specified actions. For a more detailed description of these approval rights, please read "Relationships and Related Party Transactions" beginning on page 140.

Our discretion in establishing cash reserves at Enbridge Partners gives us the ability to reduce the amount of cash available for distribution to holders of its units, which will reduce the distributions on your shares.

        We may establish cash reserves at Enbridge Partners that in our reasonable discretion are necessary to fund Enbridge Partners' future operating and capital expenditures, provide for the proper conduct of Enbridge Partners' business, comply with applicable law or agreements to which Enbridge Partners is a party or to provide funds for future distributions to partners. These cash reserves affect the amount of cash available for distribution to holders of Enbridge Partners' common units and, consequently, the distributions on your shares.

If in the future we cease to manage and control the business and affairs of Enbridge Partners, we may be deemed to be an investment company under the Investment Company Act of 1940.

        If we cease to manage and control Enbridge Partners' business and are deemed to be an investment company under the Investment Company Act of 1940, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with our affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add directors who are independent of us or our affiliates.

Risks Related to Enbridge Partners' Business

Enbridge Partners' financial performance could be adversely affected if its pipeline systems are used less.

        Enbridge Partners' financial performance depends to a large extent on the volume of products transported on its pipeline systems. If the volume of products transported decreases, Enbridge Partners revenues and results of operations could be materially adversely affected.

        The volume of shipments on the Lakehead system depends heavily on the supplies of western Canadian crude oil. Insufficient supplies of western Canadian crude oil will adversely affect Enbridge Partners' business by limiting shipments on its Lakehead system. Crude oil deliveries on the Lakehead system have declined from the prior year in each of the last three calendar years, largely because of decreases in crude oil exploration and production activities in western Canada. The volume of crude oil that Enbridge Partners transports on its Lakehead systems also depends on the demand for crude oil in the Great Lakes and Midwest regions of the United States and the delivery by others of crude oil and refined products into these regions and the Province of Ontario. Pipeline capacity for the delivery of crude oil to the Great Lakes and Midwest regions of the United States currently exceeds refining capacity.

        Likewise, the volume of shipments on the East Texas, Midcoast, Northeast Texas and South Texas systems depends on the supply of natural gas and NGLs available for shipment on those systems from the producing regions that supply these systems. Volumes shipped on these systems also are affected by the demand for natural gas and NGLs in the markets these systems serve.

        Decreases in the volume of products transported by Enbridge Partners' systems, whether caused by supply and demand factors in the markets these systems serve, or otherwise, can directly and adversely affect Enbridge Partners' revenues and results of operations.

        In addition, Enbridge Partners' ability to increase deliveries to expand its Lakehead system in the future depends on increased supplies of western Canadian crude oil. Enbridge Partners expects that growth in future supplies of western Canadian crude oil will come from oil sands projects in the Province of Alberta, Canada. If Enbridge Partners' current estimates of future crude oil production from oil sands projects prove to be materially incorrect, lower supplies of western Canadian crude oil likely will result in lower than expected or reduced deliveries of crude oil from the Lakehead system. Furthermore, full utilization of additional capacity as a result of Enbridge Partners' current and future expansions of the Lakehead system, including the Terrace expansion program, will largely depend on these anticipated increases in crude oil production from oil sands projects. If these anticipated production increases do not occur, Enbridge Partners' financial condition and results of operations could be adversely affected.

Changes in Enbridge Partners' tariff rates or challenges to its tariff rates could have a material adverse effect on Enbridge Partners' financial condition and results of operations.

        The tariff rates charged by several of Enbridge Partners' existing pipeline systems and several pipelines included in the acquired systems are regulated by the Federal Energy Regulatory Commission, or "FERC," and/or various state regulatory agencies. If the tariff rates Enbridge Partners is permitted to charge its customers for use of its regulated pipelines are lowered by one of these regulatory agencies on its own initiative or as a result of challenges by third parties, the profitability of Enbridge Partners' pipeline businesses may suffer. Even if Enbridge Partners is permitted to raise its tariff rates for a particular pipeline, there may be significant delay between the time the tariff rate increase is approved and the time that the rate increase actually goes into effect, which delay could further reduce Enbridge Partners' cash flow. Furthermore, competition from other pipeline systems may prevent Enbridge Partners from raising its tariff rates even if regulatory agencies permit Enbridge Partners to do so.

        In a 1995 decision involving the Lakehead system, the FERC partially disallowed the inclusion of income taxes in Enbridge Partners' cost of service. In another FERC proceeding involving an unrelated oil pipeline limited partnership, the FERC ruled that the oil pipeline limited partnership could not claim an income tax allowance for income attributable to non-corporate limited partners, both individuals and non-corporate entities. These decisions might adversely affect Enbridge Partners' FERC-regulated pipelines and/or services in connection with future rate increases and in defending its existing rates against challenges by its customers. Any significant difficulty in increasing or defending its rates could adversely affect the results of operations of Enbridge Partners.

        In addition, rates and/or conditions of service associated with the pipelines of various Enbridge Midcoast Energy subsidiaries could be reviewed and changed as a result of the conversions and mergers of such subsidiaries into limited partnerships and limited liability companies in connection with the acquisition of the acquired systems. Finally, the regulatory agencies that regulate Enbridge Partners' systems periodically propose and implement new rules and regulations, terms and conditions of services and rates subject to their jurisdiction. New initiatives or orders may adversely affect the tariff rates charged for services by Enbridge Partners.

Rate disputes and a rate proceeding involving the Kansas pipeline system, if resolved adversely to Enbridge Partners, could adversely affect Enbridge Partners.

        Enbridge Midcoast Energy is involved in two disputes regarding the current tariff rates that it charges shippers on its Kansas pipeline system as well as a rate proceeding before the FERC to establish new tariff rates for that system.

        Initial Rate Dispute. When the Kansas pipeline system became subject to FERC jurisdiction in 1998, the FERC established initial rates based upon an annual cost of service of approximately $31 million. Since that time, these initial rates have been the subject of various challenges, including an appeal of the FERC's decision to the District of Columbia Court of Appeals by the Missouri Public Service Commission on behalf of customers of the Kansas pipeline system. On remand from the District of Columbia Court of Appeals, the FERC affirmed the initial rates and then subsequently denied requests for a rehearing of its order affirming the initial rates. The Missouri Public Service Commission and the Kansas Corporation Commission have recently appealed the FERC's decision to affirm the initial rates to the District of Columbia Court of Appeals. An adverse decision in this appeal could adversely affect Enbridge Partners.

        FERC Rate Proceeding. In 1999, Enbridge Midcoast Energy initiated a proceeding seeking a prospective rate increase for the Kansas pipeline system based on an annual cost of service of approximately $34 million. The proposed rate increase was heard before an administrative law judge who issued a decision on July 31, 2001 that Enbridge Midcoast Energy should charge rates based on an annual cost of service of approximately $20 million. The FERC, which is not bound by the administrative law judge's decision, is expected to issue an order in this case in September 2002. If the FERC establishes tariff rates based upon an annual cost of service below $31 million, which is the cost of service upon which the Kansas pipeline system currently bases its rates, the tariff rates that Enbridge Partners will be able to charge for shipments on the Kansas pipeline system will be less than those historically charged by Enbridge Midcoast Energy, and the revenues from this system will likely decline.

        Kansas Gas Service Dispute. Kansas Gas Service, a major customer of the Kansas pipeline system, has been paying only a portion of the amount it has been invoiced for service on the Kansas pipeline system based on its claim that it is contractually entitled to a lower tariff rate. Enbridge Midcoast Energy disputes this claim. The monthly amount of the underpayment averaged $890,000 per month during the six months ended June 30, 2002, and the total amount of the underpayments was approximately $12.5 million as of June 30, 2002. This dispute is the subject of ongoing state and federal court proceedings as well as proceedings before the FERC, and it is likely that additional FERC and/or federal court proceedings will be instituted by Enbridge Midcoast Energy in the near future. If Kansas Gas Service is successful in its claim that it is entitled to a lower tariff rate than the tariff rate that it is currently being charged, the revenues from the Kansas pipeline system will likely decline.

Competition may reduce Enbridge Partners' revenues.

        The Lakehead system faces competition for transporting western Canadian crude oil from other pipelines, which may reduce its revenues. The Lakehead system competes with other crude oil and refined product pipelines and other methods of delivering crude oil and refined products to the refining centers of Minneapolis-St. Paul, Minnesota; Chicago, Illinois; Detroit, Michigan; Toledo, Ohio; Buffalo, New York; and Sarnia, Ontario and the refinery market and pipeline hub located in the Patoka/Wood River area of southern Illinois. Refineries in the markets served by the Lakehead system compete with refineries in western Canada, the Province of Ontario and the Rocky Mountain region of the United States for supplies of western Canadian crude oil.

        Enbridge Partners also encounters competition in its natural gas gathering, processing and transmission businesses. Many of the large wholesale customers served by the Midcoast system's transmission and wholesale customer pipelines have multiple pipelines connected or adjacent to their facilities. Thus, many of these wholesale customers have the ability to purchase natural gas directly from a number of pipelines and/or from third parties that may hold capacity on other pipelines. Likewise, most natural gas producers and owners have alternate gathering and processing facilities available to them. In addition, they have other alternatives, such as building their own gathering facilities or, in some cases, selling their natural gas supplies without processing. Some of Enbridge Partners' natural gas marketing competitors have greater financial resources and access to larger supplies of natural gas than those available to Enbridge Partners. These resources could allow those competitors to price their services more aggressively than Enbridge Partners does, which also could adversely affect Enbridge Partners' financial condition and results of operations.

Enbridge Partners' gas marketing operations involve market risks.

        As part of its gas marketing activities, Enbridge Partners purchases natural gas at prices determined by prevailing market conditions. Following its purchase of natural gas, Enbridge Partners generally resells natural gas at a higher price under a sales contract that is comparable in terms to its purchase contract, including any price escalation provisions. The profitability of Enbridge Partners' natural gas marketing operations may be affected by the following factors:

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  its responsiveness to changing markets and its ability to timely negotiate natural gas purchase and sales agreements in changing markets;

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  reluctance of wholesale customers to enter into long-term purchase contracts;

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  consumers' willingness to use other fuels when natural gas prices increase significantly;

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  timing of imbalance or volume discrepancy corrections and their impact on financial results; and

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  the ability of its customers to make timely payment.

Enbridge Partners' results may be adversely affected by commodity price volatility and risks associated with its hedging activities.

        Enbridge Partners buys and sells natural gas in connection with its marketing activities. Commodity price exposure is inherent in gas purchase and resale activities and in gas processing. To the extent that Enbridge Partners engages in hedging activities to reduce its commodity price exposure, it may be prevented from realizing the benefits of price increases above the level of the hedges. Further, hedging contracts are subject to the credit risk that the other party may prove unable or unwilling to perform its obligations under such contracts.

Natural gas transportation, delivery and sales contracts with a relatively small number of customers accounted for a significant portion of the gross margin attributable to the Midcoast system, and Enbridge Partners may not be able to renew or replace those contracts as they expire.

        Enbridge Partners may not be able to renew or replace the current natural gas transportation and delivery contracts and natural gas sales contracts with Midcoast system customers as those contracts expire. Many of these contracts are with a relatively small number of customers but account for a significant portion of the gross margin attributable to the Midcoast system. The renewal or replacement of these contracts at rates sufficient to maintain current gross margin depends on a number of factors beyond Enbridge Partners' control, including competition from other natural gas pipelines and the price of, and demand for, natural gas in markets served by the Midcoast system. Additionally, if these customers fail to perform their contractual obligations and Enbridge Partners is unable to recontract the natural gas on the Midcoast system or collect monies owed by these customers, its financial condition and results of operations could be adversely affected.

A decline in the availability of natural gas from the producing regions that supply the East Texas, Midcoast, Northeast Texas and South Texas systems may reduce utilization of capacity on those pipeline systems.

        Enbridge Partners' long-term financial condition will be dependent on the continued availability of natural gas for transportation to the markets served by the East Texas, Midcoast, Northeast Texas and South Texas systems. If the availability of natural gas from the Mid-Continent, Gulf Coast and East Texas producing regions were to decline, and if the cost of transporting natural gas from other producing regions through other pipelines into the East Texas, Midcoast, Northeast Texas or South Texas systems were to render the delivered cost of natural gas uneconomical, existing customers may not extend their contracts and Enbridge Partners' may be unable to find additional customers to replace the lost demand or transportation fees.

Compliance with environmental and operational safety regulations, including any remediation of soil or water pollution or hydrostatic testing of its pipeline systems, may increase Enbridge Partners' costs and reduce its revenues.

        Enbridge Partners' pipeline operations are subject to federal and state laws and regulations relating to environmental protection and operational safety. Pipeline operations always involve the risk of costs or liabilities related to environmental protection and operational safety matters. As a result, Enbridge Partners may incur costs or liabilities of this type in the future. It is also possible that Enbridge Partners will have to pay amounts in the future because of changes in environmental and safety laws or enforcement policies or claims for environmentally related damage to persons or property. If Enbridge Partners cannot recover these costs from insurance or through higher tariffs, it could be adversely affected and could have less cash to distribute to its common unitholders, causing us to own fewer additional i-units and causing you to receive fewer shares.

        Enbridge Partners has hydrostatically tested parts of its Lakehead system in the past, which means that it has tested the structural integrity of its pipelines by filling them with water at high pressures. Enbridge Partners may decide that it needs to do hydrostatic testing on its crude oil and liquid petroleum transportation systems or natural gas transmission systems in the future, or a regulatory authority may require such testing. If this testing occurs, it could result in significant expense arising out of treatment and disposal of the test water and lost transportation revenues while the pipelines are being tested. In addition, if Enbridge Inc. performs hydrostatic testing on the Enbridge system in Canada, this could reduce deliveries into the Lakehead system because lower volumes would be received from western Canada during testing periods.

        On July 4, 2002, Enbridge Partners experienced a crude oil leak from a 34-inch pipeline on the Lakehead system near Cohasset, Minnesota. Approximately 6,000 barrels of crude oil were released into a wetland area near the Mississippi River. The pipeline was restored to service on July 8, 2002. The estimated cost of the site cleanup and restoration is approximately $6 million, $4 million of which is expected to be covered by insurance. These costs are expected to be incurred by the end of 2002. Pipeline integrity work that was planned for future years will be advanced as a result of the leak. The pipeline integrity work is expected to include approximately $4 million in operating expenses, the majority of which are expected to be incurred by the end of 2002, and $2 million in capital expenditures, which are expected to be incurred by the end of 2003.

Failure of pipeline operations due to unforeseen interruptions or catastrophic events may adversely affect Enbridge Partners' business and financial condition.

        Operation of a complex pipeline system involves many risks, hazards and uncertainties, such as operational hazards and unforeseen interruptions caused by events beyond the control of Enbridge Partners. These events include adverse weather conditions, accidents, the breakdown or failure of equipment or processes, the performance of the facilities below expected levels of capacity and efficiency and catastrophic events such as explosions, fires, earthquakes, hurricanes, floods, landslides or other similar events beyond Enbridge Partners' control. A casualty occurrence might result in injury or loss of life or extensive property or environmental damage.

        For example, the East Texas, Northeast Texas and South Texas systems transport large quantities of natural gas contaning hydrogen sulfide, which is a highly toxic substance, through their pipelines. Some of these pipelines are located in or near densely populated areas. A major release of natural gas containing hydrogen sulfide from one of these pipelines could result in many severe injuries or deaths as well as severe environmental damage. Liabilities incurred and interruptions to the operation of the pipeline caused by such an event could reduce gross margin, thereby adversely affecting Enbridge Partners' cash flow and financial position. Insurance proceeds may not be adequate to cover all liabilities incurred or lost gross margin.

        Additionally, the United States was the target of terrorist attacks of unprecedented scale on September 11, 2001. Since those attacks, the United States government has issued warnings that energy assets, specifically the United States' pipeline infrastructure, may be the future target of terrorist organizations. These developments have subjected Enbridge Partners' operations to increased risks. Any future terrorist attack on Enbridge Partners' facilities, those of its customers and, in some cases, those of other pipelines, could have a material adverse effect on Enbridge Partners' business.

Enbridge Partners' acquisition strategy may be unsuccessful if Enbridge Partners incorrectly predicts operating results, is unable to identify and complete future acquisitions and integrate acquired assets or businesses or is unable to raise financing on acceptable terms.

        The acquisition of complementary energy delivery assets is a focus of Enbridge Partners' strategic plan. Any acquisition, including its acquisition of the acquired systems, may present various risks and challenges, including:

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  the risk of incorrect assumptions regarding the future results of the acquired operations or expected cost reductions or other synergies expected to be realized as a result of acquiring such operations;

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  the risk of failing to effectively integrate the operations or management of acquired assets or businesses or a significant delay in such integration; and

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  diversion of management's attention from existing operations.

In addition, Enbridge Partners may be unable to identify acquisition targets and consummate acquisitions in the future or be unable to raise, on terms acceptable to it, any debt or equity financing that may be required for any such acquisition.

        Upon its initial acquisition of Midcoast Energy Resources, Inc. in 2001, Enbridge Energy Company experienced challenges and costs associated with its integration of the Midcoast system into Enbridge Energy Company's existing operations. Enbridge Partners may experience integration costs and challenges in connection with its integration of the acquired systems similar to those experienced by Enbridge Energy Company in its initial acquisition of the Midcoast system in 2001. If Enbridge Partners is unsuccessful in integrating the acquired systems or other future acquisitions, or if Enbridge Partners materially underestimates the costs of such integration, it may have an adverse impact on its financial condition and results of operations.

Oil measurement losses on the Lakehead system can be materially impacted by changes in estimation, commodity price differentials and other factors.

        Oil measurement losses occur as part of the normal operating conditions associated with Enbridge Partners' liquid petroleum pipelines. The three types of oil measurement losses include:

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  physical losses, which occur through evaporation, shrinkage, differences in measurement between receipt and delivery locations and other operational incidents;

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  degradation losses, which result from mixing at the interface between higher quality light crude oil and lower quality heavy crude oil in pipelines; and

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  revaluation losses, which are a function of crude oil prices, the level of the carrier's inventory and the inventory positions of customers.

        There are inherent difficulties in quantifying oil measurement losses because physical measurements of volumes are not practical due to the fact that products constantly move through the pipeline and virtually all of the pipeline system is located underground. In our case, measuring and quantifying oil measurement losses is especially difficult because of the length of the Lakehead system and the number of different grades of crude oil and types of crude oil products it carries. Accordingly, Enbridge Partners utilizes engineering-based models and operational assumptions to estimate product volumes in its system and associated oil measurement losses.

        During 2001, a modification made to the technique for quantifying oil measurement losses caused an increase of $5 million in the value of the oil balance due to shippers. This increase was exacerbated by an unusually large differential between heavy crude and light crude oil prices. Additional changes in measurement techniques could result in losses to Enbridge Partners in the future.

        Enbridge Partners may not be able to recover the costs associated with these oil measurement losses through its tariff rates. As a result, Enbridge Partners has experienced fluctuations in results of operations in the past due to oil measurement losses and may continue to incur significant oil measurement losses in the future.

Risks Related to Conflicts of Interest and Limitations on Fiduciary Duties

The interests of Enbridge Inc. may differ from our interests, the interests of our shareholders and the interests of limited partners of Enbridge Partners, and our board of directors may consider the interests of all parties to a conflict, not just your interests, in making important business decisions.

        Enbridge Inc. indirectly owns all of the stock of the general partner of Enbridge Partners and elects all of its directors. The general partner of Enbridge Partners owns all of our voting shares and elects all of our directors. Furthermore, some of our directors and officers are also directors and officers of Enbridge Inc. and the general partner of Enbridge Partners and have fiduciary duties to manage the businesses of Enbridge Inc. and Enbridge Partners in a manner that may not be in the best interest of our shareholders. Enbridge Inc. has a number of interests that differ from the interests of our shareholders and the interests of Enbridge Partners' unitholders.

        Our limited liability company agreement and Enbridge Partners' partnership agreement limit the fiduciary duties of our board of directors and the general partner of Enbridge Partners to our shareholders and to Enbridge Partners' unitholders. These restrictions allow our board of directors and the general partner of Enbridge Partners to resolve conflicts of interest by considering the interests of all the parties to the conflict, including our interests and the interests of Enbridge Partners and Enbridge Energy Company. Additionally, these limitations reduce the rights of our shareholders under our limited liability company agreement and the rights of Enbridge Partners' unitholders under Enbridge Partners' partnership agreement to sue our board of directors or the general partner of Enbridge Partners should either of them act in a way that, were it not for these limitations of liability, would constitute breaches of their fiduciary duties.

        These limited duties are very different from the more familiar fiduciary duties of a corporate board of directors under Delaware law, which must always act in the best interests of the corporation and its stockholders. Without these modifications of fiduciary duties, our board of directors' and the general partner of Enbridge Partners' ability to make decisions involving conflicts of interest would be restricted under Delaware law. As discussed above, these modifications could be detrimental to our shareholders and Enbridge Partners' unitholders because they restrict the remedies available to shareholders and unitholders for actions that, without those limitations, would constitute breaches of fiduciary duties.

        Consequently, conflicts of interest could arise from time to time among our shareholders, Enbridge Partners' unitholders and Enbridge Inc. Our board of directors may consider the interests of all parties to a conflict in making important business decisions and may not make those decisions in the best interests of our shareholders or Enbridge Partners' unitholders. The following situations, among others, could give rise to conflicts of interest:

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  We have the sole discretion to determine whether Enbridge Partners will issue additional units or other equity securities or whether it will purchase outstanding units, and we may decide not to do so even when such issuance or purchase would be in the best interests of our shareholders and Enbridge Partners.

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  We have the sole discretion to determine whether we issue additional shares, and we may decide not to do so even when such issuance would be in the best interests of our shareholders and Enbridge Partners.

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  We control payments to Enbridge Inc. for any services rendered for Enbridge Partners' benefit, subject to the limitations described in "Conflicts of Interest and Fiduciary Responsibilities" beginning on page 148.

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  We determine which costs are reimbursable by Enbridge Partners.

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  We control the enforcement of obligations owed to Enbridge Partners by us and the general partner.

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  We decide whether to retain separate counsel, accountants or others to perform services for Enbridge Partners.

        In these situations, our shareholders, Enbridge Partners' unitholders and Enbridge Inc. may have interests that are adverse to one another, and we may consider all of these interests in deciding to take a particular course of action.

Because the Lakehead system depends upon shipments of crude oil and liquid petroleum from the Enbridge system, decisions by Enbridge Inc. with respect to the Enbridge system could adversely affect the level of deliveries on the Lakehead system.

        Nearly all of the crude oil and other products shipped on the Lakehead system come from the Enbridge system in Canada, and shipments on the Lakehead system are scheduled by Enbridge Inc. in coordination with Enbridge Partners. Any decrease in these shipments could adversely affect Enbridge Partners.

Because we depend upon Enbridge Inc. and its affiliates for employees to manage the business and affairs of Enbridge Partners, a decrease in the availability of employees from Enbridge Inc. and its affiliates could adversely affect Enbridge Partners.

        Neither Enbridge Partners nor we have any employees. In managing the business and affairs of Enbridge Partners, we will rely on employees of Enbridge Inc. and its affiliates, who will act on behalf of and as agents for us. A decrease in the availability of employees from Enbridge Inc. could adversely affect Enbridge Partners.

Enbridge Inc. is not restricted from directly competing with Enbridge Partners in many circumstances, and this competition could have an adverse impact on Enbridge Partners' financial condition and results of operations.

        Enbridge Inc. has agreed with Enbridge Partners that, so long as an affiliate of Enbridge Inc. is the general partner of Enbridge Partners, Enbridge Inc. and its subsidiaries may not engage in or acquire any business that is in direct material competition with the businesses of Enbridge Partners, subject to the following material exceptions:

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  Enbridge Inc. and its subsidiaries are not restricted from continuing to engage in businesses, including the normal development of such businesses, in which they were engaged at the time of Enbridge Partners' initial public offering in December 1991;

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  such restriction is limited geographically only to those routes and products for which Enbridge Partners provided transportation at the time of Enbridge Partners' initial public offering;

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  Enbridge Inc. and its subsidiaries are not prohibited from acquiring any competitive business as part of a larger acquisition, so long as the majority of the value of the business or assets acquired, in Enbridge Inc.'s reasonable judgment, is not attributable to the competitive business; and

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  Enbridge Inc. and its subsidiaries are not prohibited from acquiring any competitive business if that business is first offered for acquisition to Enbridge Partners and Enbridge Partners fails to approve, after submission to a vote of unitholders, the making of the acquisition.

        Because Enbridge Partners was not engaged in any aspect of the natural gas business at the time of its initial public offering, Enbridge Inc. and its subsidiaries are not restricted from competing with Enbridge Partners in all aspects of the natural gas business. In addition, Enbridge Inc. and its subsidiaries would be permitted to transport crude oil and liquid petroleum over routes that are not the same as the Lakehead system even if such transportation is in direct material competition with the business of Enbridge Partners.

        This agreement also expressly permitted the reversal by Enbridge Inc. in 1999 of one of its pipelines that extends from Sarnia, Ontario to Montreal, Quebec. As a result of this reversal, Enbridge Inc. competes with Enbridge Partners to supply crude oil to the Ontario, Canada market. This competition from Enbridge has reduced Enbrige Partners' deliveries of crude oil to Ontario.

Your ability to challenge the decisions of our board of directors will be limited, because our limited liability company agreement restricts or eliminates a number of the fiduciary duties that otherwise would be owed by our board of directors to our shareholders, and the partnership agreement of Enbridge Partners restricts or eliminates a number of the fiduciary duties that otherwise would be owed by our board of directors and by the general partner of Enbridge Partners to the limited partners of Enbridge Partners.

        Modifications of state law standards of fiduciary duties may significantly limit the ability of our shareholders and Enbridge Partners' unitholders to successfully challenge the actions of our board of directors and the general partner of Enbridge Partners, respectively, that might otherwise be a breach of their fiduciary duties. Because we will control and manage substantially all of the business and affairs of Enbridge Partners under the delegation of control agreement with its general partner, we could be held to have fiduciary duties similar to those of the general partner. These state laws standards include the highest duties of good faith, fairness and loyalty to the shareholders and to the unitholders, as applicable. The duty of loyalty generally would prohibit our board of directors or the general partner of Enbridge Partners from taking any action or engaging in any transaction as to which it has a conflict of interest. Our limited liability company agreement restricts or eliminates a number of the fiduciary duties that would otherwise be owed by our board of directors to our shareholders, and the partnership agreement of Enbridge Partners restricts or eliminates a number of the fiduciary duties that would otherwise be owed by us or by the general partner of Enbridge Partners to the unitholders of Enbridge Partners.

        Our limited liability company agreement provides that none of our directors or officers will be liable to us or any other person for any act or omission taken or omitted in the reasonable belief that the act or omission is in or is not contrary to our best interests and is within his scope of authority, so long as the act or omission does not constitute fraud, willful misconduct, bad faith or gross negligence.

Because Enbridge Inc. is a Canadian corporation and many of its and our officers and directors are Canadian citizens who reside in Canada, it may be difficult to serve legal process on them and enforce civil liabilities against them.

        Because Enbridge Inc. is a Canadian corporation and many of its, and our, officers and directors are Canadian citizens and reside in Canada, it might be difficult for you to serve legal process on these persons. You might want to serve legal process on them if you are suing them for civil liabilities under U.S. federal securities laws. Additionally, it might be difficult for you to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against Enbridge Inc., us or any of our or Enbridge Inc.'s non-U.S. resident executive officers or directors or to bring an original action in a Canadian court to enforce liabilities based on the federal securities laws against such persons. Our Canadian lawyers, McCarthy Tétrault LLP, have told us that it may not be possible to enforce U.S. judgments against our officers and directors if those judgments are based solely on U.S. federal securities laws.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

        This prospectus and the documents of Enbridge Inc. and Enbridge Partners incorporated in this prospectus by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as "anticipate," "believe," "continue," "estimate," "expect," "forecast," "intend," "may," "plan," "position," "projection," "strategy" or "will" or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, expressed or implied, concerning future actions, conditions or events or future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability and the ability of Enbridge Inc. and Enbridge Partners and our and their affiliates to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements, include:

  •
  demand for, the supply of, changes in forecast data for, and price trends related to crude oil, liquid petroleum, natural gas and NGLs in the United States, which are affected by economic activity, capital expenditures by energy producers, weather, alternative energy sources, international events, conservation and technological advances;
  •
  Enbridge Partners' dependence on throughput levels and rates, which could be affected by a number of factors beyond the control of us, Enbridge Inc. or Enbridge Partners;
  •
  changes in or challenges to Enbridge Partners' tariff rates;
  •
  Enbridge Partners' ability to successfully identify and consummate strategic acquisitions, make cost saving changes in operations and integrate acquired assets or businesses into its existing operations;
  •
  shut-downs or cutbacks at gas processing or treatment facilities of Enbridge Partners or refineries, petrochemical plants, utilities or other businesses for which Enbridge Partners transports crude oil, natural gas or other products or to whom Enbridge Partners sells natural gas;
  •
  changes in laws or regulations to which Enbridge Partners is subject;
  •
  Enbridge Partners' inability to borrow or otherwise access funds needed for operations, expansions or capital expenditures as a result of existing debt agreements that contain restrictive financial covenants;
  •
  loss of key personnel;
  •
  the effects of competition, in particular, by other pipeline systems;
  •
  hazards and operating risks that may not be covered fully by insurance;
  •
  the condition of the capital markets in the United States;
  •
  the political and economic stability of the oil producing nations of the world; and
  •
  the inability or failure of Enbridge Inc. to satisfy its obligation to purchase our shares upon the occurrence of a mandatory purchase event, including upon the liquidation of Enbridge Partners, or to satisfy its obligations under the tax indemnification agreement.

You should not put undue reliance on any forward-looking statements.

        When considering forward-looking statements, please review the risk factors described under "Risk Factors" beginning on page 29.

ACQUISITION OF THE MIDCOAST, NORTHEAST TEXAS AND SOUTH TEXAS SYSTEMS

Overview

        On May 16, 2002, Enbridge Partners agreed to acquire the Midcoast, Northeast Texas and South Texas systems from Enbridge Energy Company. Enbridge Energy Company owns these systems through its ownership of Enbridge Midcoast Energy and its subsidiaries.

        Prior to the contribution of Enbridge Midcoast Energy and its subsidiaries that own the acquired systems to Enbridge Partners, Enbridge Midcoast Energy and certain of these subsidiaries will merge with or convert into limited partnerships and limited liability companies. Enbridge Energy Company will contribute Enbridge Midcoast Energy and its subsidiaries to Enbridge Partners in exchange for the consideration discussed below, but will retain the Canadian and other assets that are unrelated to the acquired systems.

        The consideration to be received by Enbridge Energy Company for the contribution of the acquired systems is $929.1 million. Enbridge Partners will fund this consideration through the assumption of $900.0 million in debt related to these systems, payment of $19.1 million in cash and issuance of an additional $10.0 million equity interest in Enbridge Partners. This additional equity interest will satisfy Enbridge Energy Company's obligation to maintain its 2% general partner interest in Enbridge Partners, primarily related to the issuance of i-units to us. The cash portion of the purchase price will be funded by Enbridge Partners by borrowings under its existing credit facility or from affiliates of Enbridge Inc. The debt to be assumed by Enbridge Partners is owed to affiliates of Enbridge Inc. The purchase price is subject to adjustment at closing for working capital, capital expenditures and other items.

        The purchase price of the acquired systems approximates their book value and reflects the retention by Enbridge Energy Company of the deferred tax liability related to the contribution of the acquired systems to Enbridge Partners.

        One of the conditions to the closing of this offering will be the successful closing of the acquisition of the acquired systems. Enbridge Partners will use the proceeds it receives from the sale of i-units to us to repay a portion of the debt owed to affiliates of Enbridge Inc. that it will assume in connection with the acquisition.

Special Approval

        A committee of independent members of the board of directors of Enbridge Energy Company, the general partner of Enbridge Partners, negotiated the purchase price and the terms of the acquisition on behalf of Enbridge Partners and recommended that the board of directors of the general partner approve the acquisition on behalf of Enbridge Partners.

Certain Terms of the Contribution Agreement

        The contribution agreement contains customary representations and warranties of Enbridge Energy Company. Enbridge Energy Company has agreed to indemnify Enbridge Partners and other related persons for liabilities arising from breaches of its representations, warranties and covenants contained in the contribution agreement and for liabilities related to the assets that are not being acquired by Enbridge Partners. In general, Enbridge Energy Company will not be required to indemnify Enbridge Partners under the contribution agreement until the aggregate liabilities exceed $20 million and Enbridge Energy Company's aggregate liability under the contribution agreement may not exceed, with limited exceptions, $150 million. Enbridge Partners and Enbridge Midcoast Energy have agreed to indemnify Enbridge Energy Company and other related persons for liabilities arising after the closing of the acquisition and liabilities arising from breaches of Enbridge Partners' representations, warranties and covenants contained in the contribution agreement and, subject to

Enbridge Energy Company's indemnities, certain other liabilities associated with the acquired systems, whether arising prior to or after the closing of the acquisition. In addition, Enbridge Energy Company has agreed to indemnify Enbridge Partners for third-party claims relating to failure to have defensible title to certain of the assets included in the acquired systems and for failure to obtain certain consents and regulatory approvals, certificates and permits necessary to the conduct of business relating to the acquired systems. This indemnity is not subject to the $20 million deductible but is subject to the $150 million cap.

USE OF PROCEEDS

Enbridge Management

        We expect that we will receive net proceeds of approximately $410.3 million from the sale of the 10,000,000 shares we are offering, based on an estimated initial public offering price of $43.50 per share and after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares from us in full, we will receive net proceeds of approximately $472.3 million. We will use $500,000 of the net proceeds of this offering to compensate Enbridge Inc. for its purchase obligation and tax indemnities and the remainder to purchase a number of i-units from Enbridge Partners equal to the number of shares outstanding immediately following this offering.

Enbridge Partners

        Enbridge Partners will use the proceeds it receives from the sale of i-units to us to repay $409.8 million of the $900 million of debt owed to affiliates of Enbridge Inc. that Enbridge Partners will assume in connection with the acquisition of the acquired systems. As of August 15, 2002, the weighted average interest rate of the debt to be repaid was 4.6%. As of June 30, 2002, Enbridge Partners' total debt owed to affiliates was $58.5 million. Following this offering and the repayment of debt described above, Enbridge Partners' total debt owed to affiliates is expected to be $548.7 million.

Enbridge Inc.

        Enbridge Inc. and its affiliates will use the aggregate proceeds they receive from us and from Enbridge Partners for general corporate purposes, including the repayment of commercial paper borrowings.

DISTRIBUTION POLICY

Our Policy Regarding Share Distributions

        Prior to our liquidation:

  •
  we will only make distributions to owners of shares in additional shares or fractions of shares;

  •
  we will calculate the fraction of a share to be distributed per outstanding share by dividing:

  —
  the cash distribution to be made by Enbridge Partners on each common unit; by

  —
  the average market price of a share during the 10 consecutive trading days preceding the date on which the shares begin to trade ex-dividend under the rules of the principal exchange on which they are listed;

  •
  we will make our distributions of shares at the same time as Enbridge Partners makes its quarterly distributions of cash to owners of common units; and

  •
  we will simultaneously make a distribution of an equivalent fraction of a voting share on each voting share or fraction of a voting share owned by the general partner of Enbridge Partners.

        When we make our quarterly distribution of shares, the number of i-units we own will also increase automatically under the provisions of the Enbridge Partners partnership agreement with the result that the number of i-units we own will equal the number of our shares and voting shares that are then outstanding.

Enbridge Partners' Distribution Policy

Requirement to Distribute Available Cash

        The partnership agreement of Enbridge Partners provides that it will distribute all of its available cash to its partners on a quarterly basis. Distributions for a quarter are made within 45 days after the end of the quarter.

Definition of Available Cash

        Available cash generally means, for any calendar quarter, all cash received by Enbridge Partners from all sources, plus net reductions to cash reserves, less all of its cash disbursements and net additions to cash reserves.

Establishment of Reserves

        Decisions regarding amounts to be placed in or released from reserves have a direct impact on the amount of available cash for distribution. This is because increases and decreases in reserves are taken into account in computing available cash. Each quarter we may, in our reasonable discretion, determine the amounts to be placed in or released from reserves, subject to restrictions on the purposes of the reserves and to the approval of Enbridge Energy Company.

Cash Distributions and Additional i-Units

        Typically, the general partner and owners of common units will receive distributions in cash. Instead of receiving cash distributions, the number of i-units we own and the percentage of total units in Enbridge Partners we own will increase automatically under the provisions of the Enbridge Partners partnership agreement with the result that the number of i-units we own will equal the number of our shares and voting shares that are then outstanding. The cash equivalent amount of the additional i-units that we will own following a distribution of cash to the general partner and owners of common units will be treated as if it actually had been distributed for purposes of determining the distributions to the general partner. Enbridge Partners will not distribute the cash related to our i-units but will instead retain that cash and use the cash in its business.

Two Different Types of Distributions

        Distributions by Enbridge Partners are characterized either as distributions of cash from operations or as distributions of cash from interim capital transactions. This distinction affects common unit distributions and the number of additional i-units we will own relative to the distributions to the general partner.

  Cash from Operations

        Cash from operations, which is determined on a cumulative basis, generally means:

  •
  the $54 million cash balance that Enbridge Partners had on the closing date of its initial public offering in 1991; plus

  •
  all cash receipts from its operations; less

  •
  all of its cash operating expenditures, including maintenance capital expenditures; less

  •
  all of its cash debt service payments, except for certain payments of premium and principal in connection with sales or other dispositions of assets or refinancing or refunding of indebtedness; less

  •
  the amount of cash reserves that we deem necessary or appropriate to provide funds for the expenditures and payments described above and distributions to partners over the next four calendar quarters.

  Cash from Interim Capital Transactions

        Cash from interim capital transactions is generated by:

  •
  borrowings and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business);

  •
  sales of units or other equity interests for cash; and

  •
  sales or other dispositions of any assets for cash (other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business).

  Rule for Characterizing Distributions

        To avoid the difficulty of trying to determine whether available cash distributed by Enbridge Partners is cash from operations or cash from interim capital transactions, all available cash distributed by Enbridge Partners from any source will be treated as distributions of cash from operations until the sum of all available cash distributed equals the cumulative amount of cash from operations actually generated from December 27, 1991 (the date Enbridge Partners commenced operations) through the end of the calendar quarter prior to that distribution. Any distribution of available cash which, when added to the sum of all prior distributions, is in excess of the cumulative amount of cash from operations, will be considered a distribution of cash from interim capital transactions. For purposes of calculating the sum of all distributions of available cash, the cash equivalent amount of the additional i-units that we will own following a distribution of cash to the general partner and owners of common units will be treated as distributions of available cash, even though we do not receive the cash. Enbridge Partners will retain that cash and use the cash in its business.

General Procedures for Quarterly Distributions

        The following illustrates the implementation of the provisions described above. For each quarter, we will use the following procedures to determine distributions to our shareholders and the partners of Enbridge Partners and the number of additional i-units we will own:

  •
  first, we will determine the amount of available cash for the quarter;

  •
  second, we will determine whether the available cash to be distributed will be characterized as cash from operations or cash from interim capital transactions;

  •
  third, we will calculate the amount of this available cash that will be distributed to the partners of Enbridge Partners and the amount that will be retained by Enbridge Partners for use in its business. If the available cash is characterized as cash from operations, we will cause Enbridge Partners to distribute and retain the available cash as described below under "Distributions of Cash from Operations." If the available cash is characterized as cash from interim capital transactions, we will cause Enbridge Partners to distribute and retain the available cash as described below under "Distributions of Cash from Interim Capital Transactions." As a result of this process, we will determine the amounts of cash to be distributed to the general partner and owners of common units and the amount of cash to be retained by Enbridge Partners for use in its business. We will also determine the total cash equivalent amount that will be used to calculate the number of additional i-units we will own following the distribution of cash to the general partner and owners of common units (as described in "fifth" below) and the number of additional shares we will distribute to our shareholders (as described in "sixth" below);

  •
  fourth, we will divide the total cash equivalent amount by the average market price per share, as determined for the 10-trading day period ending on the trading day immediately prior to the ex-dividend date for our shares, to determine the number of additional i-units we will own following the distribution of cash to the general partner and owners of common units described in "fifth" below;

  •
  fifth, we will cause Enbridge Partners to make the cash distributions to the general partner and owners of common units and the number of i-units we own will increase under the provisions of the Enbridge Partners partnership agreement with the result that the number of i-units we own will equal the number of our shares and voting shares that are outstanding following the distribution described in "sixth" below.

  •
  sixth, we will divide the total cash equivalent amount by the average market price per share, as determined for the 10-trading day period ending on the trading day immediately prior to the ex-dividend date for our shares, to determine the number of shares that we will distribute pro rata to the owners of our shares (including our voting shares) and then make that distribution.

        The discussion below indicates the percentages of distributions of available cash required to be made to the limited partners and general partner of Enbridge Partners. All distributions to the general partner and owners of common units will be made in cash. Except in liquidation, i-units will not be entitled to receive cash distributions. Instead of receiving cash distributions, the number of i-units we own will increase automatically under the terms of the Enbridge Partners partnership agreement as described above. The cash equivalent amount of the additional i-units that we will own following a distribution of cash to the general partner and owners of common units will be treated as if it had actually been distributed for purposes of determining the distributions to be made to the general partner. Enbridge Partners will not distribute the cash related to our i-units but instead will retain that cash and use the cash in its business.

  Distributions of Cash from Operations

        Enbridge Partners will make the following distributions of cash from operations for each quarter:

  •
  first, 98% to the owners of common units pro rata and 2% to the general partner until the owners of common units have received a total of $0.59 per unit in cash for that quarter;

  •
  second, 85% of any available cash then remaining to the owners of common units pro rata and 15% to the general partner until the owners of common units have received a total of $0.70 per unit in cash for that quarter;

  •
  third, 75% of any available cash then remaining to the owners of common units pro rata and 25% to the general partner until the owners of common units have received a total of $0.99 per unit in cash for that quarter; and

  •
  fourth, 50% of any available cash then remaining to the owners of common units pro rata and 50% to the general partner.

        Enbridge Partners may not make the distributions of available cash described above unless it also retains in respect of each i-unit then outstanding an amount of available cash equal to the amount obtained by dividing (1) the cash distribution to be made on a common unit by (2) 98%.

Illustration of a Distribution of Cash from Operations

        The following tables depict a hypothetical example of a quarterly distribution of cash from operations to the partners of Enbridge Partners and the related retention of cash from operations and increase in the number of i-units we own and our distribution of shares to our shareholders. The example assumes that Enbridge Partners has a total of 45.2 million units outstanding, consisting of 35.2 million common units, and 10.0 million i-units, and assumes that 10.0 million of our shares are outstanding. The amounts shown for "cash receipts less cash disbursements for the quarter" and "reserves" are based upon the current quarterly distribution level of $0.90 of cash per common unit.

Determination of Available Cash

Cash receipts less cash disbursements for the quarter	$55,114,990
Less reserves	10,000,000

Available cash	$45,114,990

Allocation Between General Partner and Limited Partners

	Quarterly Per Unit Amount	Limited Partners Percentage	General Partner Percentage	Total Cash for Limited Partners	Total Cash for General Partner	Total
Minimum Quarterly Distribution	$0.00 - $0.59	98%	2%	$26,668,000	$544,245	$27,212,245
First Target Distribution	$0.59 - $0.70	85%	15%	4,972,000	877,412	5,849,412
Second Target Distribution	$0.70 - $0.99	75%	25%	9,040,000	3,013,333	12,053,333
Thereafter	$0.99 and above	50%	50%	—	—	—

Total				$40,680,000	$4,434,990	$45,114,990

Pro Rata Allocation Among Classes of Limited Partners, Distributions to the General Partner and Cash Retained by Enbridge Partners

	Total	Per Unit
Cash distributions to owners of common units	$31,680,000	$0.90
Cash retained by Enbridge Partners with respect to i-units	9,000,000	$0.90
Cash distributions to the general partner	4,251,317
Cash retained by Enbridge Partners with respect to the general partner's 2% interest	183,673

Total	$45,114,990

Determination of Additional i-Units and Share Distributions
        (assuming $43.50 average share price)

	Total	Per Unit or Per Share Price	Total Cash Equivalent Amount	Cash Equivalent Amount Per Unit or Per Share
Additional i-units we will own	206,897	$43.50	$9,000,000	$0.90
Additional shares distributed to owners of our outstanding shares	206,897	$43.50	$9,000,000	$0.90

  Distributions of Cash from Interim Capital Transactions

        Distributions of cash from interim capital transactions will be made in cash to the general partner and owners of common units. Instead of receiving cash distributions when a distribution of cash from interim capital transactions is made, the number of i-units we own will increase automatically under the terms of the Enbridge Partners partnership agreement. Distributions of cash from interim capital transactions will be made as follows:

  •
  first, 98% to the owners of common units, pro rata, and 2% to the general partner until all distributions of cash from interim capital transactions since Enbridge Partners' initial public offering aggregate $21.50 per unit; provided, however; that Enbridge Partners may not make any such distribution unless at the same time it makes such distribution it also retains in respect of each i-unit then outstanding an amount of available cash equal to the amount obtained by dividing (i) the cash distribution to be made on a common unit by (ii) .98; and

  •
  thereafter, cash from interim capital transactions will be distributed as if it were cash from operations, and because the minimum quarterly and target distributions will have been reduced to zero, as described below under " — Adjustment of the Minimum Quarterly and Target Distributions," the general partner's share of distributions of available cash will increase, in general, to 50% of all distributions of available cash.

Notwithstanding the foregoing, if the minimum quarterly and target distributions have been reduced to zero as a result of distributions of cash from interim capital transactions and the Class A common unitholders have ever failed to receive the minimum quarterly distribution, distributions will first be made 98% with respect to the owners of Class A common units and 2% to the general partner until there has been distributed in respect of each Class A common unit then outstanding (taking into account all prior distributions of available cash constituting cash from operations) available cash constituting cash from operations since inception of Enbridge Partners in an amount equal to the minimum quarterly distribution for all periods since inception; provided, however, that Enbridge Partners may not make any such distribution unless at the same time it makes such distribution it also retains in respect of each i-unit then outstanding an amount of available cash equal to the amount obtained by dividing (i) the cash distribution to be made on a Class A common unit by (ii) 98%. To date, the holders of the common units have always received at least the minimum quarterly distribution. Distributions of cash from interim capital transactions will not reduce target distributions in the quarter in which they are distributed.

Adjustment of the Minimum Quarterly and Target Distributions

        The minimum quarterly and target distributions will be adjusted proportionately if any combination or subdivision of units occurs, whether effected by a distribution payable in units or otherwise, but not by reason of the additional i-units we will own after each quarterly distribution as described above. In addition, if a distribution is made of cash from interim capital transactions, the minimum quarterly and target distributions will be adjusted downward by multiplying each amount, as the same may have been previously adjusted, by a fraction, the numerator of which is the unrecovered initial unit price immediately after giving effect to such distribution and the denominator of which is the unrecovered initial unit price immediately prior to such distribution. The unrecovered initial unit price is the amount by which $21.50 exceeds the aggregate per unit distributions of cash from interim capital transactions. If and when the unrecovered initial unit price is zero, the minimum quarterly and target distributions each will have been reduced to zero.

        For example, if a two-for-one split of the common units and i-units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its then-existing level. Enbridge Partners will not make any of these adjustments by reason of our ownership of additional i-units after each distribution on the common units of available cash from operations or interim capital transactions or the issuance of additional units for cash or property.

        The minimum quarterly and target distributions may also be adjusted if legislation is enacted that causes Enbridge Partners to become taxable as a corporation or otherwise subjects it to taxation as an entity for U.S. federal income tax purposes. In such event, the minimum quarterly and target distributions for each quarter thereafter would be reduced to an amount equal to the product of each of the minimum quarterly and target distributions multiplied by one minus the sum of the effective U.S. federal income tax rate to which Enbridge Partners is subject as an entity (expressed as a fraction) plus the effective overall state and local income tax rate to which Enbridge Partners is subject as an entity (expressed as a fraction) for the taxable year in which such quarter occurs. For example, if Enbridge Partners became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly and target distributions would be reduced to 62% of their previous levels.

Distributions in Liquidation

        Enbridge Partners may not take any action to cause a liquidation unless, prior to such liquidation, Enbridge Inc. has agreed to purchase all of our shares or the holders of our shares have voted to approve such liquidation. In the event of a liquidation of Enbridge Partners not resulting from any action taken by Enbridge Partners or otherwise approved by our shareholders, the following will be important to you as an owner of our shares.

        Upon dissolution of Enbridge Partners, unless Enbridge Partners is reconstituted and continued, the authorized liquidator will liquidate Enbridge Partners' assets and apply the proceeds of the liquidation generally as follows:

  •
  first, towards the payment of all creditors of Enbridge Partners and the creation of a reserve for contingent liabilities; and

  •
  second, to all partners in accordance with the positive balances in their respective capital accounts.

        Under some circumstances and subject to various limitations, the liquidator may defer liquidation or distribution of Enbridge Partners' assets for a reasonable period of time if the liquidator determines that an immediate sale would be impractical or would cause undue loss to the partners.

        If there is a liquidation of Enbridge Partners, it is intended that, to the extent available, we will be allocated income and gain, or deduction and loss, in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit.

        Thus, generally, any income or gain will be allocated:

  •
  first, to owners of the i-units until the capital account of each i-unit equals the capital account of a common unit; and

  •
  thereafter, between the owners of common units and i-units, as limited partners, and Enbridge Energy Company, as the general partner, in a manner that approximates their sharing ratios in the various target distribution levels and equally on a per unit basis between the i-units and the common units.

        After each distribution of cash to other unitholders, including regular quarterly distributions, our ownership of additional i-units generally will represent the right to be allocated an increased share of that income or gain, or deduction or loss, upon liquidation.

        Any deduction or loss generally will be allocated:

  •
  first, to the common units until the per unit balance in a common unit capital account equals the per unit balance in an i-unit capital account;

  •
  second, in proportion to the positive balances in the partners' capital accounts until all the balances are reduced to zero; and

  •
  thereafter, to the general partner.

        We will owe U.S. federal income tax, and perhaps state taxes, on any taxable income or gain that is allocated to the i-units in a liquidation of Enbridge Partners. Our payment of these taxes will reduce the amount of assets that ultimately will be distributed to the holders of our shares. For further information about the tax consequences of your investment in our shares, please read "Description of Our Shares — Tax Indemnity of Enbridge Inc." on page 127 and "Material Tax Consequences" beginning on page 154.

CAPITALIZATION OF ENBRIDGE PARTNERS

        The following table sets forth Enbridge Partners' historical capitalization as of June 30, 2002.

        The pro forma financial information as of June 30, 2002, gives effect to the acquisition by Enbridge Partners of the Midcoast, Northeast Texas and South Texas systems and the assumption of $900.0 million and incurrence of $21.1 million in debt by Enbridge Partners in connection with that acquisition.

        The pro forma as adjusted information as of June 30, 2002 adjusts the pro forma financial information to reflect:

  •
  the receipt by Enbridge Partners of $409.8 million in proceeds from the sale of its i-units to us, which assumes that we sell 10,000,000 shares at $43.50 per share, net of the underwriting discount, expected expenses and $500,000 paid by us to Enbridge Inc. in respect of its purchase obligation and tax indemnities; and

  •
  the use by Enbridge Partners of the proceeds it receives from the sale of i-units to repay debt owed to affiliates of Enbridge Inc. that Enbridge Partners will assume in connection with the acquisition of the acquired systems.

        Please read "Use of Proceeds" on page 46 for a detailed description of the application of the proceeds from the sale by Enbridge Partners of its i-units to us in connection with this offering.

	As of June 30, 2002	Pro Forma for Acquisition		Pro Forma as Adjusted
	(unaudited)	(unaudited)		(unaudited)
		(in millions)
Short-term Debt Notes	$168.0	$168.0		$168.0
Long-term Debt:
First Mortgage Notes	279.0	279.0		279.0
Revolving Credit Facility	130.0	151.1	(1)	151.1
7% Senior Notes due 2018	100.0	100.0		100.0
7 1/8% Senior Notes due 2028	100.0	100.0		100.0
7.9% Senior Notes due 2012	100.0	100.0		100.0
Unamortized Discount	(0.6)	(0.6)		(0.6)

Total Long-term Debt	$708.4	$729.5		$729.5
Loan from Enbridge Affiliate	58.5	958.5	(2)	548.7	(4)
Partners' Capital	686.5	696.5	(3)	1,106.3	(4)

Total Capitalization	$1,621.4	$2,552.5		$2,552.5

(1)
Reflects borrowings of $21.1 million under Enbridge Partners' credit facility, $19.1 million of which will be used to pay a portion of the consideration for the acquisition of the acquired systems and $2.0 million of which will be used to pay acquisition-related costs.

(2)
Reflects the assumption of $900.0 million of debt owed to affiliates of Enbridge Inc. in connection with the acquisition of the acquired systems.

(3)
Reflects the issuance of an additional $10.0 million equity interest to Enbridge Energy Company to satisfy its obligation to maintain a 2% general partner interest in Enbridge Partners, which arises primarily as a result of the issuance of i-units to us. This equity interest was issued as part of the consideration to be received by Enbridge Energy Company for the acquired systems.

(4)
Reflects repayment to affiliates of Enbridge Inc. of $409.8 million of debt assumed by Enbridge Partners in connection with the acquisition of the acquired systems with the net proceeds received by Enbridge Partners from the sale of i-units to us in connection with this offering.

CAPITALIZATION OF ENBRIDGE INC.

        The following table sets forth Enbridge Inc.'s historical capitalization as of June 30, 2002.

        The unaudited as adjusted information as of June 30, 2002 gives effect to:

  •
  the $500,000 payment received by Enbridge Inc. from us in respect of its purchase obligation and tax indemnities;

  •
  the use of the $409.8 million payment received by affiliates of Enbridge Inc. from Enbridge Partners, after payment of expenses associated with the sale of the acquired systems, for the repayment of debt assumed by Enbridge Partners in connection with its acquisition of the Midcoast, Northeast Texas and South Texas systems; and

  •
  the purchase by Enbridge Energy Company of 500,000 shares from us in this offering.

        The information presented below is in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles. Thus, the information may not be comparable to financial information prepared in accordance with U.S. generally accepted accounting principles.

        On August 15, 2002, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.5583 = US$1.00.

	As at June 30, 2002	As Adjusted
	(unaudited)	(unaudited)
	(in millions of Canadian dollars)
Short-term borrowings	$274.1	$274.1
Current maturities and short-term debt	867.2	264.4
Long-term debt	6,178.4	6,178.4
Shareholders' equity
Preferred securities	534.3	534.3
Preferred shares	125.0	125.0
Common shares	1,907.3	1,907.3
Retained earnings and other shareholders' equity(1)	1,068.0	1,068.0

Total capitalization	$10,954.3	$10,351.5

(1)
Includes retained earnings, reciprocal shareholdings and the cumulative foreign currency translation adjustment.

CAPITALIZATION OF ENBRIDGE MANAGEMENT

        The following table sets forth our historical capitalization as of May 23, 2002, and our capitalization on that date as adjusted to give effect to the receipt of net proceeds of $410.3 million, which assumes that we sell 10,000,000 shares at $43.50 per share, net of the underwriting discount and expected expenses and that we use $500,000 of the net proceeds to compensate Enbridge Inc. for its purchase obligation and tax indemnities and use $409.8 million of the net proceeds to purchase a number of i-units from Enbridge Partners equal to the number of our outstanding shares. The as adjusted information in the table excludes 1,500,000 shares issuable upon the exercise of the underwriters' option to purchase additional shares from us.

        You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations — Enbridge Management," beginning on page 66, and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of May 23, 2002	As Adjusted for this Offering
	(audited)	(unaudited)
	(in thousands)
Voting shares	$1	$1
Limited voting shares	—	410,338

Total equity	$1	$410,339

SELECTED FINANCIAL INFORMATION OF ENBRIDGE PARTNERS

        You should read the following selected financial information of Enbridge Partners in connection with the financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Enbridge Partners — Results of Operations," beginning on page 70. The historical results of Enbridge Partners are not necessarily indicative of results to be expected in future periods.

        Enbridge Partners acquired the North Dakota system on May 18, 2001 and the East Texas system on November 30, 2001. The selected financial information of Enbridge Partners as of and for the year ended December 31, 2001 and the six months ended June 30, 2002 reflects the inclusion of those systems since the dates they were acquired.

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)
	(dollars in millions, except per unit amounts)
Income Statement Data:
Operating revenue	$282.1	$287.7	$312.6	$305.6	$340.4	$153.0	$403.9
Operating and administrative expenses	133.9	140.9	124.5	128.0	180.7	71.3	305.1
Depreciation and amortization	40.1	41.4	57.8	61.1	63.8	31.1	36.9

Operating income	108.1	105.4	130.3	116.5	95.9	50.6	61.9
Interest and other income	9.7	6.0	3.4	4.8	2.8	1.5	1.2
Interest expense	(38.6)	(21.9)	(54.1)	(60.4)	(59.3)	(30.2)	(28.2)
Minority interest	(0.9)	(1.0)	(0.9)	(0.7)	(0.5)	(0.2)	(0.4)

Net income	$78.3	$88.5	$78.7	$60.2	$38.9	$21.7	$34.5

Net income per common unit(1)	$3.02	$3.07	$2.48	$1.78	$0.98	$0.59	$0.82

Cash distributions paid per common unit	$2.92	$3.36	$3.485	$3.50	$3.50	$1.75	$1.80

Financial Position Data: (at period end)
Property, plant and equipment, net	$850.3	$1,296.2	$1,321.3	$1,281.9	$1,486.6	$1,288.9	$1,556.3
Total assets	1,063.2	1,414.4	1,413.7	1,376.7	1,649.2	1,374.6	1,740.6
Long-term debt	463.0	814.5	784.5	799.3	715.4	716.3	708.4
Partners' capital:
Class A common unitholders	461.6	453.4	533.1	488.6	577.0	530.7	633.3
Class B common unitholder	36.7	37.3	47.4	42.1	48.8	45.8	51.8
General Partner	3.5	4.3	5.6	5.2	6.5	5.8	7.6
Accumulated other comprehensive income (loss)	—	—	—	—	11.9	(1.3)	(6.2)

Total	$501.8	$495.0	$586.1	$535.9	$644.2	$581.0	$686.5

Other Financial Data:
EBITDA(2)	$148.2	$146.8	$188.1	$177.6	$159.7	$81.7	$98.8
Cash flow from operating activities	106.6	103.6	101.6	117.3	122.3	62.7	81.0
Cash flow used in investing activities	(101.7)	(427.9)	(91.1)	(20.7)	(299.1)	(44.6)	(103.7)
Cash flow from (used in) financing activities	24.1	252.7	(17.5)	(99.4)	179.8	(23.0)	36.4

Acquisitions included in investing activities	—	—	—	—	265.0	35.4	3.7
Capital expenditures included in investing activities	$126.9	$487.3	$82.9	$21.7	$35.0	$5.3	$102.6
Operating Data:
Lakehead system
Barrel miles (billions)(3)	389	391	350	341	333	170	169
Deliveries (thousands of bpd)(4)
United States	960	992	898	976	960	1,000	936
Ontario	552	570	471	362	355	356	376

	1,512	1,562	1,369	1,338	1,315	1,356	1,312
East Texas system(5)
Average daily volume (MMBtu/day)(6)	—	—	281	362	394	392	391

(1)
The general partner's allocation of net income with respect to its general partner interest in the following amounts has been deducted before calculating net income per common unit: 1997, $4.4 million; 1998, $8.0 million; 1999, $9.1 million; 2000, $8.8 million; 2001, $9.1 million; and the six months ended June 30, 2001 and 2002, $4.4 million and $6.2 million, respectively. The weighted average number of outstanding common units for each period is as follows: 1997, 24.4 million; 1998, 26.2 million; 1999, 28.0 million; 2000, 28.9 million; 2001, 30.2 million; and the six month periods ended June 30, 2001 and 2002, 29.3 million and 34.4 million, respectively.

(2)
We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, (c) minority interests, (d) interest and other income and (e) income taxes. EBITDA is used as a supplemental financial measurement in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles or as a measure of liquidity. EBITDA is not defined under generally accepted accounting principles and, thus, it may not be the same as similarly titled measures used by others.

EBITDA
is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides a basis for management to assess liquidity and measure performance over time and in relation to companies who own similar assets. Although EBITDA is used as a supplemental financial measure to assess the ability of Enbridge Partners to generate cash sufficient to pay interest costs and make cash distributions to unitholders as noted above, the amount of cash available for such payments is also subject to Enbridge Partners' ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

(3)
"Barrel miles" is a measurement of how fully a pipeline is used over its length and is calculated by multiplying the amount of each individual delivery (measured in barrels) by the distance it is shipped (measured in miles) and then adding the results so obtained for all deliveries.

(4)
"Deliveries" means the amount of liquid hydrocarbons delivered by a pipeline to certain points along the system and is quantified using a barrel as a unit of measure. "Barrels per day" (or "bpd") delivery data is a measurement of average deliveries for the indicated period and is computed by dividing the number of barrels delivered for the period by the number of days in the period.

(5)
East Texas system operating statistics for 1999, 2000 and 2001 are shown on full-year basis for informational purposes. Enbridge Partners acquired East Texas system on November 30, 2001.

(6)
In millions of British thermal units per day, or "MMBtu/day".

SELECTED FINANCIAL INFORMATION OF ENBRIDGE MIDCOAST ENERGY

        You should read the following selected financial information of Enbridge Midcoast Energy in connection with the financial statements and related notes appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Enbridge Midcoast Energy — Results of Operations" beginning on page 73. The historical results of Enbridge Midcoast Energy are not necessarily indicative of results to be expected in future periods.

        Selected financial information for the six months ended June 30, 2001 and the year ended December 31, 2001 is presented in two separate periods due to the acquisition of Enbridge Midcoast Energy by Enbridge Energy Company on May 11, 2001. The acquisition was accounted for using the purchase method of accounting effective May 1, 2001.

        Enbridge Midcoast Energy acquired the South Texas system on January 2, 2002, the Northeast Texas system on March 1, 2002, the Hobart Ranch system on May 1, 2002 and the first portion of the compression assets on June 28, 2002. The selected financial information of Enbridge Midcoast Energy as of and for the six months ended June 30, 2002 reflects the inclusion of these systems since the dates they were acquired. The selected financial information of Enbridge Midcoast Energy includes the Canadian and other assets that are being retained by Enbridge Energy Company.

        The financial information for all periods beginning after April 30, 2001 reflect the financial performance of the assets under the ownership and management of Enbridge Energy Company.

	Year Ended December 31,				Four Months Ended April 30,	Eight Months Ended December 31,	Two Months Ended June 30,	Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2001	2002
							(unaudited)
	(dollars in millions)
Statement of Operations Data:
Operating revenue	$112.7	$234.1	$391.6	$792.3	$407.0	$438.5	$131.2	$479.2

Operating expenses:
Energy marketing expenses	100.3	211.0	330.5	682.5	390.9	364.7	110.8	412.4
Operating and administration	3.5	6.3	30.0	48.6	29.5	37.1	9.0	37.1
Unusual charges	—	—	2.7	—	—	—	—	—
Depreciation and amortization	1.6	3.2	7.5	15.7	5.7	15.5	4.2	11.3

Total operating expenses	105.4	220.5	370.7	746.8	426.1	417.3	124.0	460.8

Operating income (loss)	7.3	13.6	20.9	45.5	(19.1)	21.2	7.2	18.4
Interest and other income	(0.1)	0.2	(0.1)	1.8	0.6	0.1	(0.1)	0.8
Interest expense	(1.1)	(3.3)	(6.5)	(18.4)	(9.4)	(14.0)	(2.9)	(11.3)
Minority interest	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	—	—	—

Income (loss) before income taxes and extraordinary item	5.9	10.4	14.2	28.8	(28.0)	7.3	4.2	7.9
Provision for income taxes	(0.1)	(1.3)	(2.2)	(7.4)	9.4	(4.2)	(1.4)	(3.0)

Income (loss) before extraordinary item	5.8	9.1	12.0	21.4	(18.6)	3.1	2.8	4.9

Extraordinary item, net of income tax	—	—	(0.6)	—	—	—	—	—
Cumulative effect of change in accounting principle, net of income tax	—	—	—	—	(0.9)	—	—	—

Net income (loss)	$5.8	$9.1	$11.4	$21.4	$(19.5)	$3.1	$2.8	$4.9

Financial Position Data: (at period end)
Property, plant and equipment, net	$97.6	$154.2	$393.0	$416.0		$482.1	$444.6	$682.1
Goodwill and other assets	1.4	2.5	23.0	26.3		217.0	218.7	256.0
Total assets	128.0	191.3	478.4	599.3		787.7	747.0	1,074.4
Long-term debt	28.9	78.1	240.0	256.0		—	266.3	—
Due to affiliates	—	—	—	—		319.2	—	571.1
Shareholder's equity:
Common stock	0.1	0.1	0.1	0.1		—	—	—
Paid-in capital	80.7	81.0	166.0	166.0		368.0	369.4	368.9
Retained earnings (deficit)	(19.3)	(12.0)	(2.9)	14.9		3.1	2.5	8.0
Accumulated other comprehensive income	—	—	0.1	—		(7.7)	(9.0)	(13.6)
Treasury stock	—	(2.8)	(2.6)	(3.2)		—	—	—

Total shareholders' equity	$61.5	$66.3	$160.7	$177.8		$363.4	$362.9	$363.3

Other Financial Data:
EBITDA(1)	$8.9	$16.8	$28.4	$61.2	$(13.4)	$36.7	$11.4	$29.7
EBITDA net of Canadian and other assets(2)	8.9	16.8	27.2	57.4	(14.4)	35.1	10.8	28.7
Cash flow from (used in) operating activities	3.8	17.2	16.7	26.0	(0.5)	(21.8)	(2.2)	15.8
Cash flow used in investing activities	(62.5)	(61.3)	(254.3)	(40.4)	(11.4)	(51.4)	(4.4)	(237.9)
Cash flow from financing activities	57.8	44.0	239.7	16.7	9.6	72.7	10.2	221.5
Acquisitions included in investing activities	60.8	52.1	238.1	22.8	—	1.2	—	208.1
Capital expenditures included in investing activities	1.4	7.8	16.6	16.5	10.8	50.2	4.4	37.4
Operating Data:
Average daily volume (MMBtu/day)(3)	401.0	606.8	752.9	884.1	1,222.7	1,102.5	1,082.2	1,199.2

(1)
We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, (c) minority interests, (d) interest and other income and (e) income taxes. EBITDA is used as a supplemental financial measurement in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles or as a measure of liquidity. EBITDA is not defined under generally accepted accounting principles and, thus, it may not be the same as similarly titled measures used by others.

  EBITDA is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides a basis for management to assess liquidity and measure performance over time and in relation to companies who own similar assets. Although EBITDA is used as a supplemental financial measure to assess the ability of Enbridge Partners to generate cash sufficient to pay interest costs and make cash distributions to unitholders as noted above, the amount of cash available for such payments is also subject to Enbridge Partners' ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

(2)
Excludes EBITDA attributable to the operation of the Canadian and other assets, which have a book value of approximately $25 million, that will not be contributed to Enbridge Partners.
(3)
In millions of British thermal units per day, or "MMBtu/day". Includes all active pipeline mileage in which Enbridge Midcoast Energy owns an interest.

SELECTED PRO FORMA AS ADJUSTED FINANCIAL INFORMATION OF ENBRIDGE PARTNERS

        The tables on the following pages show selected pro forma as adjusted financial information for Enbridge Partners for the year ended December 31, 2001, the six months ended June 30, 2001 and the six months ended June 30, 2002 combined with the Midcoast, Northeast Texas and South Texas systems for the same periods. The selected pro forma financial information excludes the Canadian and other assets that are unrelated to the acquired systems and are being retained by Enbridge Energy Company.

        The selected pro forma as adjusted financial information gives effect to the following as of the beginning of the fiscal year presented:

  •
  the acquisition by Enbridge Partners of the acquired systems for $929.1 million, consisting of the assumption of $900.0 million in debt related to the acquired systems, payment of $19.1 million in cash and issuance of an additional $10.0 million equity interest in Enbridge Partners to Enbridge Energy Company; and
  •
  the receipt by Enbridge Partners of $409.8 million in proceeds from the sale of its i-units to us, which assumes that we sell 10,000,000 shares at $43.50 per share, net of the underwriting discount, expected expenses and $500,000 paid by us to Enbridge Inc. in respect of its purchase obligation and tax indemnities, and the use by Enbridge Partners of these proceeds to repay a portion of the debt it assumed in connection with the acquisition.

        Enbridge Midcoast Energy acquired the South Texas system on January 2, 2002, the Northeast Texas system on March 1, 2002, the Hobart Ranch assets on May 1, 2002 and the first portion of the compression assets on June 28, 2002. The selected pro forma as adjusted financial information reflects the results of operations of these systems as of the beginning of the fiscal year presented.

        Enbridge Partners acquired the North Dakota system on May 18, 2001 and the East Texas system on November 30, 2001. The selected historical and pro forma as adjusted financial information for Enbridge Partners reflects the results of operations of these systems since the dates they were acquired.

        The selected pro forma as adjusted financial information has been prepared using the purchase method of accounting. The purchase price allocated in the selected pro forma as adjusted financial information is based on Enbridge Partners' estimate of the fair market values of assets acquired and liabilities assumed. The selected pro forma as adjusted financial information includes assumptions and adjustments as described in the notes to the pro forma as adjusted combined financial statements appearing elsewhere in this prospectus and should be read in conjunction with the historical financial statements and related notes of Enbridge Partners and Enbridge Midcoast Energy appearing elsewhere in this prospectus.

        The selected pro forma as adjusted financial information may not be indicative of the results that would have occurred if the acquisition of the acquired systems had been consummated as of the beginning of the fiscal year presented or that will be obtained in the future. Due to a number of significant unusual items discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Pro Forma Results of Operations" beginning on page 78, Enbridge Partners does not believe that these pro forma as adjusted results are indicative of the normal operating performance of the acquired systems.

Selected Pro Forma as Adjusted Financial Information for the Year Ended December 31, 2001

	Enbridge Partners	Pro Forma Adjustments	Pro Forma as Adjusted
	(historical)	(unaudited)	(unaudited)
	(in millions, except per unit amounts)
Income Statement Data:
Operating revenue	$340.4	$991.9	$1,332.3
Power	49.9	—	49.9
Cost of natural gas	26.3	858.6	884.9
Operating and administrative expenses	104.5	84.7	189.2
Depreciation and amortization	63.8	24.0	87.8

Operating income	95.9	24.6	120.5
Interest and other income	2.8	0.8	3.6
Interest expense	(59.3)	(35.6)	(94.9)

Income (loss) before minority interest	39.4	(10.2)	29.2
Minority interest	(0.5)	(0.1)	(0.6)

Net income (loss)	$38.9	$(10.3)	$28.6

General partner's net income allocation	$9.1	$3.9	$13.0

Common unitholders' net income (loss) allocation	$29.8	$(14.2)	$15.6

Net income (loss) per unit	$0.98	$(1.42)	$0.39

Weighted average units outstanding	30.2	10.0	40.2
Other Financial Data:
EBITDA(1)	$159.7	$48.6	$208.3

(1)
We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, (c) minority interests, (d) interest and other income and (e) income taxes. EBITDA is used as a supplemental financial measurement in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles or as a measure of liquidity. EBITDA is not defined under generally accepted accounting principles and, thus, it may not be the same as similarly titled measures used by others.

  EBITDA is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides one basis for management to assess liquidity and measure performance over time and in relation to competitors who own similar assets. Although EBITDA is used as a supplemental financial measure to assess the ability of Enbridge Partners to generate cash sufficient to pay interest costs and make cash distributions to unitholders as noted above, the amount of cash available for such payments is also subject to Enbridge Partners' ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

Selected Pro Forma as Adjusted Financial Information as of and for the Six Months Ended June 30, 2001

	Enbridge Partners	Pro Forma Adjustments	Pro Forma as Adjusted
	(unaudited)	(unaudited)	(unaudited)
	(in millions, except per unit amounts)
Income Statement Data:
Operating revenue	$153.0	$611.2	$764.2
Power	24.5	—	24.5
Cost of natural gas	—	559.2	559.2
Operating and administrative expenses	46.8	46.8	93.6
Depreciation and amortization	31.1	10.8	41.9

Operating income	50.6	(5.6)	45.0
Interest and other income	1.5	0.6	2.1
Interest expense	(30.2)	(17.8)	(48.0)

Income before minority interest	21.9	(22.8)	(0.9)
Minority interest	(0.2)	(0.1)	(0.3)

Net income (loss)	$21.7	$(22.9)	$(1.2)

General partner's net income allocation	$4.4	$1.9	$6.3

Common unitholders' net income (loss) allocation	$17.3	$(24.8)	$(7.5)

Net income (loss) per unit	$0.59	$(2.48)	$(0.19)

Weighted average units outstanding	29.3	10.0	39.3
Other Financial Data:
EBITDA(1)	$81.7	$5.2	$86.9

(1)
We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, (c) minority interests, (d) interest and other income and (e) income taxes. EBITDA is used as a supplemental financial measurement in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles or as a measure of liquidity. EBITDA is not defined under generally accepted accounting principles and, thus, it may not be the same as similarly titled measures used by others.

  EBITDA is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides one basis for management to assess liquidity and measure performance over time and in relation to competitors who own similar assets. Although EBITDA is used as a supplemental financial measure to assess the ability of Enbridge Partners to generate cash sufficient to pay interest costs and make cash distributions to unitholders as noted above, the amount of cash available for such payments is also subject to Enbridge Partners' ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

Selected Pro Forma as Adjusted Financial Information as of and for the Six Months Ended June 30, 2002

	Enbridge Partners	Pro Forma Adjustments	Pro Forma as Adjusted
	(unaudited)	(unaudited)	(unaudited)
	(in millions, except per unit amounts)
Income Statement Data:
Operating revenue	$403.9	$494.3	$898.2
Power	26.0	—	26.0
Cost of natural gas	220.4	425.4	645.8
Operating and administrative expenses	58.7	37.4	96.1
Depreciation and amortization	36.9	10.9	47.8

Operating income	61.9	20.6	82.5
Interest and other income	1.2	0.4	1.6
Interest expense	(28.2)	(17.8)	(46.0)

Income before minority interest	34.9	3.2	38.1
Minority interest	(0.4)	—	(0.4)

Net income	$34.5	$3.2	$37.7

General partner's net income allocation	$6.2	$2.1	$8.3

Common unitholders' net income allocation	$28.3	$1.1	$29.4

Net income (loss) per unit	$0.82	$(0.11)	$0.66

Weighted average units outstanding	34.4	10.0	44.4
Financial Position Data (at end of period):
Current assets	$143.9	$125.7	$269.6
Net property, plant and equipment	1,556.3	684.1	2,240.4
Goodwill	15.0	266.3	281.3
Other assets	25.4	13.0	38.4

Total assets	$1,740.6	$1,089.1	$2,829.7

Current liabilities	$169.6	$127.7	$297.3
Short-term debt	168.0	—	168.0
Long-term debt	708.4	511.3	1,219.7
Other liabilities	4.8	30.3	35.1
Minority interest	3.3	—	3.3
Partners' capital	686.5	419.8	1,106.3

Total liabilities and partners' capital	$1,740.6	$1,089.1	$2,829.7

Other Financial Data:
EBITDA(1)	$98.8	$31.5	$130.3

(1)
We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, (c) minority interests, (d) interest and other income and (e) income taxes. EBITDA is used as a supplemental financial measurement in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles or as a measure of liquidity. EBITDA is not defined under generally accepted accounting principles and, thus, it may not be the same as similarly titled measures used by others.

  EBITDA is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides one basis for management to assess liquidity and measure performance over time and in relation to competitors who own similar assets. Although EBITDA is used as a supplemental financial measure to assess the ability of Enbridge Partners to generate cash sufficient to pay interest costs and make cash distributions to unitholders as noted above, the amount of cash available for such payments is also subject to Enbridge Partners' ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis in conjunction with the "Selected Financial Information of Enbridge Partners" beginning on page 58, the "Selected Financial Information of Enbridge Midcoast Energy" beginning on page 60, the "Selected Pro Forma As Adjusted Financial Information of Enbridge Partners" beginning on page 62, and the financial statements and related notes of Enbridge Partners, Enbridge Midcoast Energy and us appearing elsewhere or incorporated by reference in this prospectus. You also should read the financial statements and related notes of Enbridge Inc. incorporated by reference in this prospectus.

Enbridge Management

        We are a limited liability company that was formed in Delaware on May 14, 2002. We have elected to be treated as a corporation for U.S. federal income tax purposes. All of our voting shares are owned by Enbridge Energy Company.

Business

        By agreement with Enbridge Partners and its general partner, Enbridge Energy Company, we will manage and control the business and affairs of Enbridge Partners, subject to Enbridge Energy Company's right to approve specified actions.

Liquidity and Capital Resources

        Our authorized capital structure consists of two classes of membership interests: (1) equity interests with limited voting rights, which are the shares being issued in this offering and (2) voting equity interests. At May 23, 2002, our issued capitalization consisted of $1,000 contributed by Enbridge Energy Company in connection with our formation and in exchange for its voting equity interest.

        We will use substantially all of the net proceeds from this offering to purchase i-units from Enbridge Partners and to compensate Enbridge Inc. for its purchase obligation and tax indemnities. The number of our shares outstanding, including the voting shares owned by Enbridge Energy Company, will at all times equal the number of i-units we own. Typically, the general partner and owners of common units will receive distributions from Enbridge Partners in cash. Instead of receiving cash distributions, the number of i-units we own will increase automatically under the Enbridge Partners partnership agreement. The amount of this increase is calculated by dividing the amount of the cash distribution paid by Enbridge Partners on each common unit by the average market price of one of our shares as determined for a 10-trading day period ending on the trading day immediately prior to the ex-dividend date for our shares. At the same time that the number of i-units we own increases, we will make distributions on our shares in the form of additional shares, with the result that the number of our shares and voting shares that are then outstanding will equal the number of i-units that we own.

        If we incur liabilities or other obligations in connection with the performance of our obligations under the delegation of control agreement, we are entitled to be reimbursed or indemnified by Enbridge Partners or Enbridge Energy Company. Thus, we expect that our expenditures associated with managing and controlling the business and affairs of Enbridge Partners and the reimbursement we receive will be equal. Enbridge Partners also will reimburse us for our general and administrative expenses associated with securities filings, tax filings and related costs, other than expenses of this and any other offerings of shares. As stated above, we will not receive quarterly distributions of cash on the i-units we hold. Therefore, we expect neither to generate nor to require significant amounts of cash in ongoing operations. We expect that any net cash proceeds we receive from the sale of additional shares will immediately be used to purchase additional i-units. Accordingly, we do not anticipate any other sources or needs for additional liquidity.

        We are not permitted to borrow money or incur debt without the approval of holders, other than Enbridge Inc. and its affiliates, owning at least a majority of our shares.

Results of Operations

        Upon completion of our initial offering of shares to the public and the purchase of i-units from Enbridge Partners, our results of operations will consist of (1) the offsetting expenses and revenues associated with managing and controlling the business and affairs of Enbridge Partners and (2) our share of the earnings of Enbridge Partners attributable to the i-units we will own. As shown in the historical financial statements of Enbridge Partners appearing or incorporated by reference in this prospectus, the limited partners' interest in Enbridge Partners' net income was $69.6 million, $51.4 million and $29.8 million for the years ended December 31, 1999, 2000 and 2001, respectively. These historical amounts are not necessarily indicative of the level of earnings to be expected in the future.

        When this offering of 10,000,000 shares is completed, we will own approximately 21.7% of all of Enbridge Partners' outstanding limited partner interests (assuming no exercise of the underwriters' option to purchase additional shares from us). We will use the equity method of accounting for our investment and, therefore, will record earnings equal to approximately 21.7% of Enbridge Partners' limited partners' net income. Our percentage ownership will change over time if the number of i-units we own becomes a different percentage of the total units outstanding due to, among other things, our ownership of additional i-units and other issuances of additional common units by Enbridge Partners.

Enbridge Partners

Overview

        Prior to May 2001, Enbridge Partners was solely a transporter of crude oil and liquid petroleum through its Lakehead system. On May 18, 2001, Enbridge Partners acquired the North Dakota system, a crude oil and liquid petroleum gathering and transportation system, and on November 30, 2001, Enbridge Partners acquired the East Texas system, a natural gas gathering, treating, processing and transmission system. Enbridge Partners has entered into an agreement with Enbridge Energy Company to acquire the Midcoast, Northeast Texas and South Texas systems, which also consist of natural gas gathering, treating, processing, transmission and marketing assets. Following this acquisition, Enbridge Partners will have the following two lines of business:

  •
  Crude oil and liquid petroleum gathering and transportation operations; and

  •
  Natural gas gathering, treating, processing, transmission and marketing operations.

Factors Affecting Revenues from Crude Oil and Liquid Petroleum Operations

        The Lakehead and North Dakota systems largely consist of FERC regulated interstate crude oil and liquid petroleum pipelines. These systems generate most of their revenues by charging shippers a per barrel tariff rate to transport crude oil and liquid petroleum. For a discussion of regulation by the FERC of the tariff rates charged by Enbridge Partners for transporting crude oil and liquid petroleum on the Lakehead and North Dakota systems, please read "Business — Enbridge Partners — Regulation" beginning on page 101.

        The Lakehead system links crude oil production from the western Canadian sedimentary basin to markets in the Great Lakes and Midwest regions of the United States and the Province of Ontario, Canada. Deliveries on the Lakehead system during 2001 were marginally lower than the previous year as a result of slightly decreased crude oil production from western Canada. Despite improving crude oil prices in 2000/2001 as compared to 1998/1999, exploration and development activity in western Canada in 2001 was focused on natural gas rather than crude oil, due to more robust natural gas market expectations. Crude oil production also was adversely impacted by a sustained period of low heavy crude oil prices relative to the price of light crude oil and by production problems and longer than expected maintenance at a major oil sands plant in the Province of Alberta, Canada.

        Enbridge Partners expects that crude oil production from western Canada, and therefore deliveries on the Lakehead system, will improve during the second half of 2002 and that incremental production will result from some of the Alberta oil sands development projects that are expected to go into service during the year. Furthermore, Enbridge Partners believes that long-term prospects for increased crude oil production remain positive as western Canadian producers report that they are committed to development projects that will bring incremental supply to the Lakehead system. Please read "—Lakehead System—Supply and Demand" beginning on page 91, for a discussion of the Alberta oil sands.

        Enbridge Partners estimates that from all these sources of supply, deliveries on the Lakehead system in 2002 will average approximately 1.3 million to 1.35 million barrels per day based on its most recent survey of crude oil shippers. Enbridge Partners further believes that the outlook for increased crude oil production in western Canada continues to be positive and will yield additional volumes. In this event, Enbridge Partners expects increased earnings contributions from this system. As an example, an incremental 100,000 barrels per day of deliveries on the Lakehead system to Chicago, Illinois would increase EBITDA by approximately $10-15 million. Enbridge Partners expects that increased capacity utilization on the Lakehead system will comprise a significant component of its future earnings growth. The timing of growth in the supply of western Canadian crude oil will depend upon the level of crude oil prices, oil drilling activity, the availability of financing and the completion of projects to produce heavy crude and synthetic oil from the Alberta oil sands.

Factors Affecting Revenues from Natural Gas Operations

  Overview

        The East Texas, Midcoast, Northeast Texas and South Texas systems operate the following three principal businesses within the natural gas industry:

  •
  Transmission and wholesale activities, which include the transmission of natural gas through interstate and intrastate pipelines and delivery to the facilities of wholesale customers, such as local distribution companies, power plants and industrial facilities;

  •
  Gathering and processing activities, which include natural gas gathering, treating, processing and transmission, and NGL transportation; and

  •
  Marketing activities, which involve providing natural gas supply, transmission and sales services for producers and wholesale customers.

        Supply of natural gas is influenced by exploration and development activities that are driven by natural gas prices, natural gas supply and demand and related exploration costs. Unless the context otherwise requires, in describing the factors affecting revenues from natural gas operations, we assume that the acquisition of the Midcoast, Northeast Texas and South Texas systems by Enbridge Partners has occurred.

  Transmission and Wholesale Activities

        Enbridge Partners' FERC regulated interstate natural gas transmission pipeline systems generally derive their revenue from fees charged for transmission of natural gas, while its intrastate pipelines generally derive their revenue from the bundled sales of natural gas and transmission services. Customers of Enbridge Partners' FERC regulated natural gas pipeline systems typically pay a reservation fee each month to reserve capacity plus a nominal commodity charge based on actual transmission volumes. In some cases, Enbridge Partners' marketing operation uses these pipeline systems to sell natural gas it owns to its customers, such as local distribution companies or industrial facilities. Please read "— Other Matters — Regulatory Matters" beginning on page 82, for a discussion of rate regulatory matters that affect Enbridge Partners' operations, including a description of the rate proceeding relating to the Kansas Pipeline system.

  Gathering and Processing Activities

        Enbridge Partners' receives revenues for its gathering and processing services under the following types of arrangements:

        Fee-Based Arrangements: Under a fee-based contract, Enbridge Partners receives a set fee for gathering, treating, processing and transmission of raw natural gas and providing other gathering services. These revenues correlate with volumes and types of service, and do not depend directly on commodity prices. Enbridge Partners prefers fee-based contracts in order to support the stability of cash flows.

        Other Arrangements: While Enbridge Partners prefers fee-based contracts, it also utilizes other types of arrangements in its natural gas gathering and processing business, including:

  •
  Percentage-of-Index-Contracts — Under these contracts, Enbridge Partners purchases raw natural gas at a negotiated discount to an agreed upon index. Enbridge Partners then resells the natural gas, generally for the index price, keeping the difference as its fee.

  •
  Percentage-of-Proceeds Contracts — Under these contracts, Enbridge Partners receives a negotiated percentage of the natural gas it processes in the form of residue natural gas, NGLs and sulfur, which it then sells at market prices.

  •
  Keep-Whole Contracts — Under these contracts, Enbridge Partners gathers or purchases raw natural gas from the producer for processing. A portion of the gathered or purchased gas is consumed during processing. Enbridge Partners extracts and retains the NGLs produced during processing, which it sells at market prices. In instances when Enbridge Partners purchases raw gas at the wellhead, it also sells for its own account the residue gas resulting from processing at market prices. In those instances when Enbridge Partners gathers and processes raw natural gas for the account of the producer, it must return to the producer residue gas with a Btu content equivalent to the original raw gas it received.

        Some of these other arrangements expose Enbridge Partners to commodity price risk, which is mitigated by offsetting physical purchases and sales and financial derivative hedge instruments. In addition, Enbridge Partners occasionally takes title to natural gas and NGLs for other reasons, such as to sell these products to customers. Although this exposure to commodity prices will increase as a result of the acquisition of the acquired systems, Enbridge Partners will continue to hedge a significant amount of this commodity price risk to support the stability of cash flows. Please read "— Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk" beginning on page 85.

  Marketing Activities

        The Midcoast system's natural gas marketing operation provides supply, transmission and sales service for producers and wholesale customers on the Midcoast system's gathering, transmission and customer pipelines as well as other interconnected pipeline systems. Natural gas marketing activities are primarily undertaken to realize incremental margins on gas purchased at the wellhead, increase pipeline utilization and provide value added services to customers.

        In general, natural gas purchased and sold by the Midcoast system's marketing operation is priced at a published daily or monthly price index. Sales to wholesale customers typically incorporate a premium for managing their transmission and balancing requirements. Higher premiums and associated margins result from transactions that involve smaller volumes or that offer greater service flexibility for wholesale customers. At the request of the customer, Enbridge Midcoast Energy will enter into long-term fixed price purchase or sale contracts with its customers and generally will enter into offsetting hedged positions under the same or similar terms.

Enbridge Partners — Results of Operations

        The East Texas system was acquired by Enbridge Partners on November 30, 2001 for approximately $230 million, and its results of operations are included in Enbridge Partners' results of operations since that date. Enbridge Partners acquired the North Dakota system from Enbridge Inc. on May 18, 2001, for approximately $35 million, and its results of operations are included in Enbridge Partners' results of operations since that date.

  Enbridge Partners — Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

        Net income.    Net income for the six months ended June 30, 2002 was $34.5 million, an increase of $12.8 million over 2001 net income of $21.7 million. The increase in net income resulted from higher earnings on the Lakehead system, as well as contributions from the newly acquired North Dakota and East Texas systems in the first half of 2002. The comparative numbers for the first half of 2001 included earnings from the North Dakota system from May 18, 2001. Margins on the East Texas system, which was purchased in the fourth quarter of 2001, were slightly lower than anticipated due to treating plant maintenance that occurred in the first quarter of 2002.

        Operating revenue.    Operating revenue for the six months ended June 30, 2002 was $403.9 million, or $250.9 million higher than the corresponding period of 2001. This increase was primarily due to the inclusion of revenue of $241.3 million from the East Texas system, an increase in revenue of $4.6 million from the North Dakota system and an increase in the Lakehead system revenue of $5.0 million. Revenue on the Lakehead system was higher than the same period last year due to a 2.9% increase in the indexed tariff effective July 1, 2001, an increase in the Terrace expansion program tariff rate of approximately 1.3 cents per barrel effective April 1, 2001 and a longer average haul distance.

        Deliveries.    Deliveries on the Lakehead system averaged 1.312 million barrels per day for the six months ended June 30, 2002, down approximately 3.2% from the 1.356 million barrels per day averaged for the first half of 2001.

        Cost of natural gas.    Cost of natural gas was $220.4 million for the six months ended June 30, 2002. These costs were primarily incurred in connection with the purchase of natural gas at the wellhead on the East Texas system.

        Power costs.    Power costs for the first half of 2002 were $26.0 million, or $1.5 million higher than the first half of 2001. The increase was primarily due to an increase in power costs on the

Lakehead system of $1.0 million. Although deliveries decreased in the first half of 2002 compared to the first half of 2001, power costs increased as a result of the additional cost of transporting a higher proportion of heavy crude oil relative to lighter crude oil on the system and a longer average haul.

        Operating and administrative expenses.    Operating and administrative expenses for the six months ended June 30, 2002 increased to $58.7 million from $46.8 million for the first half of 2001. This increase resulted from the inclusion in the first half of 2002 of expenses associated with the East Texas system of $10.6 million and an increase in expenses on the North Dakota system of $1.4 million. Operating and administrative expenses on the Lakehead system decreased to $44.8 million during the first half of 2002 from $46.4 million for the first half of 2001.

        Depreciation and amortization.    Depreciation and amortization increased to $36.9 million for the first half of 2002 from $31.1 million for the first half of 2001, primarily due to the acquisitions described above.

        Interest expense.    Interest expense was $28.2 million for the first six months ended June 30, 2002, compared to $30.2 million for the same period of the prior year. The decrease was primarily attributable to lower interest rates.

        EBITDA.    EBITDA increased to $98.8 million for the first half of 2002 from $81.7 million for the first half of 2001.

  Enbridge Partners — Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net income.    Net income for 2001 was $38.9 million compared with $60.2 million for 2000. Net income for 2001 decreased by $21.3 million, primarily due to higher operating expenses, oil measurement losses, slightly lower volumes transported and a non-recurring charge for costs related to the relocation of Enbridge Partners' head office. Net income reflects contributions from the North Dakota and the East Texas systems since their dates of acquisition.

        Operating revenue.    Operating revenue for 2001 was $340.4 million, or $34.8 million higher than 2000. The increase was primarily due to the inclusion of operating revenue from the East Texas system and higher tariffs on the Lakehead system, offset by the impact of a decline in deliveries on the Lakehead system.

        Deliveries.    Deliveries averaged 1.315 million bpd on the Lakehead system in 2001, compared to 1.338 million bpd in 2000. This decline occurred due to lower crude oil production in western Canada. System utilization on the Lakehead system, measured in barrel miles, was 333 billion for 2001, compared to 341 billion for 2000, reflecting the decline in deliveries.

        Cost of natural gas.    Cost of natural gas for 2001, related to the East Texas system, was $26.3 million.

        Power costs.    Power costs were $49.9 million in 2001, or $2.5 million higher than in 2000. The increase was primarily due to the inclusion of power costs related to the North Dakota system and a higher proportion of heavy crude oil relative to lighter crude oil transported on the system, partially offset by lower deliveries.

        Operating and administrative expenses.    Operating and administrative expenses of $104.5 million in 2001 were higher than the 2000 level of $80.6 million. The $23.9 million increase was primarily due to higher oil measurement losses and costs related to the relocation of Enbridge Partners' head office.

        Oil measurement losses occur as part of normal operating conditions of a crude oil and liquid petroleum pipeline and can be classified as follows:

  •
  Physical losses that occur through evaporation, shrinkage, difference in measurement between receipt and delivery locations and other incidents;

  •
  Degradation losses that result from mixing at the interface between higher quality light crude oil and lower quality heavy crude oil in the pipeline; and

  •
  Revaluation losses that are a function of the price of crude oil, the level of the pipeline's inventory and inventory positions of customers.

        There are inherent difficulties in quantifying oil measurement losses because physical measurements of volumes are not practical due to the fact that products constantly move through the pipeline and virtually all of the pipeline system is located underground. In our case, measuring and quantifying oil measurement losses is especially difficult because of the length of the Lakehead system and the number of different grades of crude oil and types of crude oil it carries. Accordingly, engineering-based models and operational assumptions are used to estimate product volumes and associated oil measurement losses.

        Oil measurement losses were approximately $18.0 million in 2001, or approximately $11.0 million higher than in 2000. This increase was primarily due to two factors. First, higher differentials between light and heavy crude oil prices increased the expense associated with inherent degradation between the batches of crude oil in the pipeline system. Generally, a larger differential between light and heavy crude oil prices will result in a larger financial impact on oil losses from degradation or mixing of heavy crude with light crude oil. During 2001, the price differential reached near record high levels, which resulted in higher oil measurement losses than in previous years. Second, Enbridge Partners modified the technique it uses for measuring oil measurement losses as a result of refinements in the estimation process and improvements in the accuracy of measuring these losses resulting from the development of new software applications. This modification resulted in a $5.0 million adjustment to the value of the oil overage/shortage balance, which represents oil owed to or receivable from customers of the pipeline system. Enbridge Partners does not anticipate any additional changes to its oil measurement loss estimation process in the near future. However, additional experience may result in refinements to the estimation process and periodic adjustments to the oil inventory balance.

        During the second quarter of 2001, Enbridge Partners announced the closing of its head office in Duluth, Minnesota and its relocation to Houston, Texas. Operating and administrative expenses for 2001 include a charge of $5.0 million related to the relocation.

        Depreciation and amortization.    Depreciation and amortization increased from $61.1 million for 2000 to $63.8 million for 2001, primarily due to the acquisition of the North Dakota and East Texas systems in the second and fourth quarters of 2001, respectively.

        Interest expense.    Interest expense of $59.3 million in 2001 was $1.1 million lower than 2000, primarily due to lower average debt balances combined with lower interest rates on Enbridge Partners' revolving credit facility. Debt was reduced with the proceeds from the issuance of Class A common units during 2001.

        EBITDA.    EBITDA for 2001 decreased to $159.7 million in 2001 from $177.6 million in 2000.

  Enbridge Partners — Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Net income.    Net income for 2000 was $60.2 million compared with $78.7 million for 1999. Net income for 2000 was $18.5 million lower than for 1999, primarily due to lower pipeline utilization and increased operating costs. The decline in utilization was primarily a result of low crude oil prices in late 1998 and early 1999, which caused crude oil producers to limit their investment in oil exploration and development activities. Coupled with declines in crude oil production, reduced investment by oil producers adversely affected results due to lower volumes of crude oil being available for transport.

        Operating revenue.    Operating revenue for 2000 was $305.6 million, or $7.0 million less than 1999. The decrease was primarily due to the decline in deliveries of crude oil.

        Deliveries.    Deliveries averaged 1.338 million bpd in 2000, compared to 1.369 million bpd in 1999. The decline occurred due to producer maintenance shutdowns and wetter than normal weather in western Canada, which delayed oil well tie-ins and other development activities. System utilization, measured in barrel miles, was 341 billion for 2000, compared to 350 billion for 1999, reflecting the decline in deliveries.

        Power costs.    Power costs were $47.4 million in 2000, a decrease of $5.6 million, due to lower throughput volumes.

        Operating and administrative expenses.    Operating and administrative expenses of $80.6 million in 2000 were higher than 1999 levels of $71.5 million, due to higher oil measurement losses and higher property taxes associated with recent expansion projects. In addition, decreased construction activity resulted in lower capitalized charges and increased administrative expenses for salaries and wages in 2000.

        Depreciation and amortization.    Depreciation and amortization increased from $57.8 million for 1999 to $61.1 million for 2000, primarily due to an increase in depreciable assets resulting from expansions of the Lakehead system.

        Interest expense.    Interest expense of $60.4 million in 2000 was $6.3 million higher than 1999. Less construction activity during 2000 led to a lower amount of capitalized interest and a corresponding increase in interest expense levels.

        EBITDA.    EBITDA for 2000 decreased from $188.1 million in 1999 to $177.6 million in 2000.

Enbridge Midcoast Energy — Results of Operations

        Enbridge Midcoast Energy acquired the South Texas system on January 2, 2002 for $9 million and the Northeast Texas system on March 1, 2002 for $178 million. The results of operations of Enbridge Midcoast Energy include the results of operations of the South Texas and Northeast Texas systems since those dates.

  Overview

        The following table presents summary historical financial information for Enbridge Midcoast Energy for the periods indicated. The information presented for the eight months from May 1, 2001 through December 31, 2001 reflects the historical operating results of Enbridge Midcoast Energy during that period after giving effect to the changes in the basis of accounting described below. The combined information presented for the 12 months ended December 31, 2001 reflects the sum of the four and eight months described above. The financial information for the eight months ended

December 31, 2001 and the six months ended June 30, 2002 reflect the financial performance of the assets under the ownership and management of Enbridge Energy Company.

	Years Ended December 31,		Four Months Ended April 30, 2001			Two Months Ended June 30, 2001
				Eight Months Ended December 31, 2001	Combined Twelve Months Ended December 31, 2001			Six Months Ended June 30, 2002
							Combined Six Months Ended June 30, 2001
	1999	2000
Revenues	$391.6	$792.3	$407.0	$438.5	$845.5	$131.2	$538.2	$479.2
Cost of natural gas	330.5	682.5	390.9	364.7	755.6	110.8	501.7	412.4

Gross margin	$61.1	$109.8	$16.1	$73.8	$89.9	$20.4	$36.5	$66.8
Operating expenses(1)	30.0	48.6	29.5	37.1	66.6	9.0	38.5	37.1
Other expenses	2.7	—	—	—	—	—	—	—

EBITDA(2)	$28.4	$61.2	$(13.4)	$36.7	$23.3	$11.4	$(2.0)	$29.7
Depreciation and amortization	$7.5	$15.7	$5.7	$15.5		$4.2		$11.3
Interest expense	$6.5	$18.4	$9.4	$14.0		$2.9		$11.3
Net income (loss)	$11.4	$21.4	$(19.5)	$3.1		$2.8		$4.9

(1)
Operating expenses include operation and maintenance expenses and general and administrative expenses.

(2)
We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, (c) minority interests, (d) interest and other income and (e) income taxes. EBITDA is used as a supplemental financial measurement in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles or as a measure of liquidity. EBITDA is not defined under generally accepted accounting principles and thus, it may not be the same as similarly titled measures used by others.

EBITDA is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides a basis for management to assess liquidity and measure performance over time and in relation to companies who own similar assets. Although EBITDA is used as a supplemental financial measure to assess the ability of Enbridge Partners to generate cash sufficient to pay interest costs and make cash distributions to unitholders as noted above, the amount of cash available for such payments is also subject to Enbridge Partners' ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

        Enbridge Energy Company acquired Enbridge Midcoast Energy on May 11, 2001 at which time it valued the assets and liabilities of Enbridge Midcoast Energy at fair market value and allocated the purchase price to assets and liabilities acquired. In addition, the basis of accounting changed on the effective date of the acquisition of Enbridge Midcoast Energy. The primary change was the recognition of goodwill and a reduction in the carrying value of certain regulatory assets. Other changes included an increase in the allowance for doubtful accounts and an increase in deferred income taxes to reflect Enbridge Energy Company's allocation of fair market value.

        Enbridge Midcoast Energy acquired or constructed numerous pipelines in the five-year period ended June 30, 2002. The purchased assets were acquired from numerous sellers at different dates and were accounted for under the purchase method of accounting for business combinations. Accordingly, the results of operations for such acquisitions are included in Enbridge Midcoast Energy's financial statements only from the applicable date of the acquisition. As a consequence, the historical results of operations for the periods presented in the table above may not be comparable.

  Enbridge Midcoast Energy — Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

        Volumes and margins within Enbridge Midcoast Energy's natural gas transmission pipelines and gathering, treating and processing assets were generally comparable during the first six months of 2001 and the first six months of 2002, excluding the natural gas imbalance charges and the transaction costs related to the acquisition of Enbridge Midcoast Energy by Enbridge Energy Company that were recorded by Enbridge Midcoast Energy in the first four months of 2001. Enbridge Partners does not believe that these costs are indicative of Enbridge Midcoast Energy's normal results of operations as discussed below and, therefore, does not expect these costs to recur. In the first six months of 2001, weak processing margins driven by unusually high natural gas prices relative to NGL prices were offset by earnings at systems that operate under percentage-of- proceeds contracts, where high natural gas prices generated higher earnings. Gas transmission operations provided stable earnings and cash flow.

        In the first six months of 2002, processing margins were greater than in the same period of 2001. Gross margins in the first half of 2002 from interstate pipeline systems were comparable to the first half of 2001. In addition, Enbridge Midcoast Energy had contributions from the Northeast Texas, South Texas and Bamagas systems that did not exist in 2001.

        Net income.    Net income for the period ended June 30, 2002 was $4.9 million, an increase of $21.6 million over the $16.7 million net loss from the first six months of 2001. The increase was primarily due to the absence of unusual natural gas imbalance charges recorded in the first four months of 2001 and contributions from the newly operational Bamagas pipeline.

        Gross margin.    Gross margin for the first six months of 2002 was $66.8 million compared to $36.5 million for the first six months of 2001. Results of the first six months of 2001 included approximately $20.5 million of losses primarily from shipper imbalances and operational balancing agreements. These losses were primarily the result of significantly higher prices for gas imbalances and operational balancing agreements created during the first four months of 2001. Natural gas prices increased by approximately 120% during the three month period ended March 31, 2001. Losses were recognized on revaluation and settlement of volume payable positions applicable to operational balancing agreements and shipper imbalances primarily through the month of January 2001. As prices declined in February 2001, losses also resulted from revaluation and settlement of operational balancing agreement receivable positions.

Operational balancing agreements and shipper imbalances are described below:

  •
  Operational balancing agreements.    To facilitate deliveries of natural gas and provide for operational flexibility, many natural gas transmission companies have operational balancing agreements in place with other interconnecting pipelines. These agreements ensure that the volume of gas a shipper schedules for transportation between two interconnecting pipelines equals the volume actually delivered. If natural gas moves between pipelines in volumes that are more or less than the volumes the shipper previously scheduled, the difference results in a net receivable or payable balance between the interconnecting pipelines. To the extent that such imbalances are not settled regularly, this receivable or payable balance may increase or decrease as a result of movements in natural gas prices.

  •
  Shipper imbalances.    When an operational balancing agreement is not in place, shippers of natural gas accumulate net receivable or payable balances with a pipeline if the volume of gas actually transported by the pipeline differs from the volume of gas the shipper had scheduled for transportation. This difference is referred to as a shipper imbalance.

        Enbridge Midcoast Energy believes it will be less affected by the impact of volatile prices on operational balancing agreements and shipper imbalances in the future. Enbridge Midcoast Energy has a system of internal controls, which it intends to continue to enhance and which it expects will mitigate the size, and facilitate better monitoring on a daily and monthly basis, of volumetric balances in order to more effectively manage amounts owed to or receivable from interconnecting pipelines. Lower volumetric receivables or payables associated with balances will enable Enbridge Midcoast Energy to lower its exposure to price changes regardless of whether gas prices increase or decrease.

        In addition, the Northeast Texas system, which was acquired in March 2002, added incremental gross margin of approximately $12.5 million in the first six months of 2002.

        Operating expenses.    Total operating expenses include direct operating, general and administrative and other costs. Operating costs decreased $1.4 million in the first six months of 2002 compared to the first six months of 2001. Higher expenses in 2001 associated with the sale of the Midcoast assets to Enbridge were offset by an increase in expenses in 2002 related to the Northeast Texas acquisition.

        Depreciation and amortization.    Depreciation and amortization increased to $11.3 million for the period ended June 30, 2002, from $9.9 million during the same period in 2001, primarily due to the acquisition of the Northeast Texas system during the first quarter of 2002.

        Interest expense.    Interest expense decreased to $11.3 million for the period ended June 30, 2002, from $12.3 million during the same period in 2001. This decrease was due largely to lower interest rates and the restructuring of an interest rate swap assumed upon the acquisition of Enbridge Midcoast Energy by Enbridge Energy Company with an embedded option that did not qualify for the cash flow method of hedge accounting treatment under FAS 133. The mark-to-market treatment of the financial instrument was recognized as interest expense of $2.4 million in the first six months of 2001. The embedded option was removed from the financial instrument, and the related charges to interest expense did not recur in 2002. This was offset by additional interest expense on the debt related to the acquisition of the Northeast Texas and South Texas systems.

        EBITDA.    EBITDA was $29.7 million in the first six months of 2002, an increase of $31.7 million from negative $2.0 million for the first six months of 2001.

        Canadian and other assets.    Results of operations for the six months ended June 30, 2002 and June 30, 2001 include the contribution of Enbridge Midcoast Energy's Canadian and other assets that are not being contributed to Enbridge Partners. Gross margin associated with these assets was $2.0 million and $4.2 million, operating costs associated with these assets were $1.0 million and $2.1 million, and depreciation associated with these assets was $0.4 million and $0.7 million, for the six months ended June 30, 2002 and June 30, 2001, respectively.

  Enbridge Midcoast Energy—Twelve Months Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Excluding unusual items, pipeline operations produced stable gross margins in both 2001 and 2000. Results in 2001 were driven by the full year contributions of the acquired UTOS offshore pipeline and by additional earnings from trucking operations. Intrastate and interstate pipeline operations provided stable earnings and cash flow.

        Net income.    For the four months ended April 30, 2001, Enbridge Midcoast Energy recorded a net loss of $19.5 million. This loss was primarily due to revaluations of balancing agreements and shipper imbalances as discussed above and transaction costs associated with and goodwill amortization recorded in connection with the acquisition of Enbridge Midcoast Energy by Enbridge Energy Company. For the eight months ended December 31, 2001, Enbridge Midcoast Energy recorded net income of $3.1 million. Integration costs associated with the acquisition of Enbridge

Midcoast Energy by Enbridge Energy Company increased operating expenses during this period while lower than expected margins within marketing operations also reduced net income.

        Gross margin.    Gross margin decreased to $89.9 million in 2001 from $109.8 million in 2000, primarily due to $20.5 million in unusual items in the first quarter of 2001. Excluding these unusual items, gross margin for 2001 improved relative to 2000 due to the full year impact of acquisitions completed during 2000, including the acquisition of the UTOS offshore system and Enbridge Midcoast Energy's trucking operations.

        Operating expenses.    Operating expenses increased by $18 million due to acquisitions and higher fuel costs. Other increases reflected $5.6 million in advisory fees incurred by Enbridge Midcoast Energy in connection with its acquisition by Enbridge Energy Company, legal fees of $1.1 million during 2001, primarily associated with pipeline rate litigation, and $0.8 million of consulting and other costs associated with the integration of Enbridge Midcoast Energy. In addition, certain corporate overhead charges, including insurance premiums, increased relative to 2000 by approximately $0.8 million.

        Depreciation and amortization.    Depreciation and amortization during the eight months ended December 31, 2001 includes $4.5 million of goodwill resulting from the acquisition of Enbridge Midcoast Energy by Enbridge Energy Company.

        Interest expense.    Interest expense for the four months ended April 30, 2001 included an interest rate swap with an embedded option that did not qualify for the cash flow method of hedge accounting treatment under FAS 133. The mark-to-market treatment of the financial instrument was recognized as interest expense of $2.5 million. For the eight months ended December 31, 2001, Enbridge Midcoast Energy incurred interest expense of $2.6 million for the same embedded option.

        EBITDA.    EBITDA decreased to $23.3 million in 2001 from $61.2 million in 2000.

        Canadian and other assets.    Results of operations for 2001 and 2000 include the results of operations of Enbridge Midcoast Energy's Canadian and other assets that are not being contributed to Enbridge Partners. Gross margin associated with these assets was $7.0 million and $7.5 million, operating costs associated with these assets were $3.6 million and $2.5 million and depreciation associated with these assets was $1.0 million and $1.1 million, for 2001 and 2000, respectively.

  Enbridge Midcoast Energy—Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Net income.    Net income increased to $21.4 million in 2000 from $11.4 million in 1999, primarily due to the acquisition of the Kansas pipeline system, increased marketing margins and increased throughput on other systems.

        Gross margin.    Gross margin for 2000 increased by $48.7 million over the same period in 1999 due to increased transportation fees of $25.5 million resulting from the Kansas pipeline system acquisition in November 1999 and $13.3 million due primarily to acquisitions in gathering and processing, improved marketing margins and a more favorable commodity price environment.

        Operating expenses.    Operating expenses increased primarily due to the full year effect of acquisitions completed in 1999. General and administrative expenses for 2000 increased $7.3 million primarily due to increased employee costs related to the acquisitions.

        Depreciation and amortization.    Depreciation and amortization increased to $15.7 million in 2000 from $7.5 million in 1999 as a result of acquisitions.

        Interest expense.    Interest expense increased to $18.4 million in 2000 from $6.5 million in 1999 as a result of increased debt used to finance acquisitions.

        Unusual item.    During the fourth quarter of fiscal 1999, Enbridge Midcoast Energy recorded a pre-tax unusual charge totaling $2.7 million related to restructuring efforts announced in November 1999.

        EBITDA.    EBITDA increased to $61.2 million in 2000 from $28.4 million in 1999.

        Canadian and other assets.    Results of operations for 2000 and 1999 include the results of operations of Enbridge Midcoast Energy's Canadian and other assets that are not being contributed to Enbridge Partners. Gross margin associated with these assets was $7.5 million and $3.2 million, operating costs associated with these assets were $2.5 million and $1.0 million and depreciation associated with these assets was $1.1 million and $0.5 million, for the years ended December 31, 2000 and 1999, respectively.

Northeast Texas System

        The natural gas gathering, treating and processing business of the Northeast Texas system generated approximately $140 million of revenues in 2001 with corresponding EBITDA of $18.1 million. Enbridge Energy Company acquired the Northeast Texas system on March 1, 2002. Financial information relating to the Northeast Texas system is not included in any historical financial statements contained in this prospectus prior to that date. The foregoing financial information, which is unaudited, is derived from information Enbridge Energy Company received from the seller when it acquired the Northeast Texas system. Upon acquisition of the Northeast Texas system, Enbridge Energy Company instituted a hedging program that is intended to manage the stability of cash flows and reduce exposure to commodity price risk.

        Management expects an improvement in EBITDA related to these assets for the following reasons:

  •
  Completion of a full plant turnaround and associated maintenance and repairs at the Eustace natural gas treating and processing plant, which occurred during December of 2001 and the first two months of 2002.

  •
  Expenditure of expansion capital of approximately $21 million, which is included in the purchase price of the Northeast Texas system for the acquisition of natural gas compressors that are currently leased. Enbridge Midcoast Energy acquired $12.6 million of these compressors on June 28, 2002 and anticipates acquiring an additional $8.4 million of such assets before the contribution of the Northeast Texas system to Enbridge Partners. Based on unaudited historical financial information provided by the seller, this acquisition would have reduced operating lease expenses, resulting in an increase in EBITDA of approximately $5.9 million on a pro forma basis for the 12 months ended December 31, 2001.

  •
  A full year contribution of revenues and EBITDA in 2002 from the Indian Rock natural gas treating plant, which was acquired in the second half of 2001.

Pro Forma Results of Operations

  Pro Forma Results of Operations—Six Months Ended June 30, 2002

        The pro forma results of operations for the six months ended June 30, 2002 present the results of operations for Enbridge Partners as if it had owned the acquired systems, the Hobart Ranch assets and the compression assets as of January 1, 2002. On a pro forma basis, net income would have increased from $34.5 million to $37.7 million and net income per unit would have decreased from $0.82 per unit to $0.66 per unit. Although net income increased, earnings per unit decreased due to the assumed issuance of 10 million additional units in connection with this offering.

        Enbridge Partners does not believe that the unaudited results of operations of the Northeast Texas system contained in the pro forma results of operations for the first six months of 2002 are indicative of this system's normal operating performance. During the first half of 2002, one of the natural gas treating and processing plants was shut down for two months for a full plant turnaround and associated maintenance and repairs. This resulted in a lower gross margin of approximately $2.4 million.

  Pro Forma Results of Operations—Year Ended December 31, 2001

        The pro forma results of operations for the year ended December 31, 2001 present the results of operations for Enbridge Partners as if it had owned the acquired systems, the Hobart Ranch assets and the compression assets as of January 1, 2001. On a pro forma basis, net income would have decreased from $38.9 million to $28.6 million and net income per unit would have decreased from $0.98 per unit to $0.39 per unit. Enbridge Partners does not believe that these pro forma results are indicative of the normal operating performance of the acquired systems due to a number of significant unusual items that occurred in the first four months of 2001, as discussed below.

        Normal operating performance of the Midcoast system was affected by two unusual items that occurred between January and April of 2001. These unusual items, which reduced operating income by $26.1 million, include the following:

  •
  $20.5 million relating to adjustments that were recorded to properly reflect the gas imbalances and operational balancing agreements as at April 30, 2001, as discussed more fully under "— Enbridge Midcoast Energy — Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001." Since May 1, 2001, Enbridge Midcoast Energy has improved its system of internal controls for monitoring, valuing and settling these balances and, therefore, believes its results of operations will be less affected by these items in the future.

  •
  $5.6 million relating to transaction costs included in operating expenses incurred upon the acquisition of Enbridge Midcoast Energy by Enbridge Energy Company, consisting primarily of advisory fees and related expenses incurred by Enbridge Midcoast Energy in the acquisition, which are not expected to recur.

        Additionally, Enbridge Partners does not believe that the unaudited results of operations of the Northeast Texas system contained in the pro forma results of operations are indicative of this system's normal operating performance. Enbridge Energy Company acquired the Northeast Texas system on March 1, 2002. Based on unaudited financial information it received from the seller, the Northeast Texas system generated EBITDA of $18.1 million in 2001. As discussed in more detail under "—Northeast Texas System," Enbridge Partners expects an improvement in EBITDA from the Northeast Texas system.

  Pro Forma Results of Operations—Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

        On a pro forma basis, net income for the six months ended June 30, 2002 was $37.7 million compared to a loss of ($1.2) million for the six months ended June 30, 2001. The increase of $38.9 million was primarily due to natural gas imbalance charges and transaction costs related to the acquisition of Enbridge Midcoast Energy by Enbridge Energy Company that were recorded by Enbridge Midcoast Energy in the first four months of 2001. Enbridge Partners does not believe that these costs are indicative of Enbridge Midcoast Energy's normal results of operations as discussed above and, therefore, does not expect these costs to recur. Additionally, Enbridge Partners' results for the first six months of 2002 reflect positive contributions from the North Dakota and East Texas systems, which were acquired on May 18, 2001 and November 30, 2001, respectively, and increased net income from the Lakehead system.

        Net income per unit increased to $0.66 per unit for the six months ended June 30, 2002, as compared to a net loss of ($0.19) per unit for the six months ended June 30, 2001. This increase was due to the increase in net income, which was partially offset by the increase of 5.1 million weighted average units outstanding of Enbridge Partners.

General

  Future Prospects

        Enbridge Partners believes that it will be able to improve its financial performance in 2002 and 2003 through the following activities:

  •
  Improved performance of the Northeast Texas system: Increasing earnings from expansion, consolidation opportunities and acquisition of additional compression assets on the Northeast Texas system, as described in more detail under "—Northeast Texas System" above;

  •
  Asset optimization: Increasing net overall utilization of capacity and facilities through incremental performance improvements from existing and acquired systems;

  •
  Reduced administrative expenses: Realizing the benefits of increased scale of operations and the reduction of transition costs associated with recent acquisitions; and

  •
  Acquisitions: Applying expansion capital to acquire and operate complementary assets and properties expected to come to market in 2002 and 2003, as discussed more fully below.

        There can be no assurance, however, that any of the foregoing activities can be successfully implemented or that, if implemented, the anticipated improvement in financial performance will occur.

  Recent Developments

        Enbridge Inc. has a history of pursuing and consummating acquisitions and plans to use Enbridge Partners as its primary vehicle for acquiring mature energy delivery assets, particularly in the Gulf Coast region of the United States. Enbridge Partners will continue to pursue strategic acquisitions from unaffiliated parties independently and jointly with Enbridge Inc. or its subsidiaries, including acquisitions that Enbridge Partners would be unable to pursue on its own. Enbridge Partners could also make additional acquisitions directly from Enbridge Inc. or its subsidiaries in the future. Enbridge Partners anticipates an increased availability of attractive acquisition targets and believes that it is well-positioned to acquire additional assets.

        As discussed under "Business—Enbridge Partners—Environmental and Safety Regulation—Site Remediation" on page 111, a leak recently occurred on the Lakehead System in northern Minnesota. The estimated cost of the site cleanup and restoration is approximately $6 million, with $4 million expected to be covered by insurance. These costs are expected to be incurred by the end of 2002. Pipeline integrity work that was planned for future years will be advanced as a result of the leak. The pipeline integrity work is expected to include approximately $4 million in operating expenses, the majority of which are expected to be incurred by the end of 2002, and $2 million in capital expenditures, which are expected to be incurred by the end of 2003.

Liquidity and Capital Resources

        The following discussion relates to Enbridge Partners and gives effect to the acquisition of the acquired systems and corresponds to the June 30, 2002 pro forma as adjusted balance sheet. This balance sheet assumes the issuance of $409.8 million of i-units and the assumption and incurrence of $511.3 million of debt in connection with the acquisition of the acquired systems.

        Enbridge Partners anticipates that it will continue to have adequate liquidity to fund future recurring operating and investing activities. The primary cash requirements for Enbridge Partners consist of normal operating expenses, maintenance and expansion capital expenditures, debt service payments, distributions to partners and acquisitions of new businesses. Short-term cash requirements, such as operating expenses, maintenance capital expenditures and quarterly distributions to the partners are expected to be funded by operating cash flows. Long-term cash requirements for expansion projects and acquisitions are expected to be funded by several sources, including cash flows from operating activities, borrowings under bank credit facilities and the issuance of additional debt and equity securities, including common units and i-units. Enbridge Partners' ability to complete future debt and equity offerings will depend on various factors, including prevailing market conditions, interest rates and its financial condition at the time. Following the closing of this offering, Enbridge Partners also expects to be able to finance expansion capital requirements with the cash it retains instead of making cash distributions on the i-units we own.

        In 2002, Enbridge Partners anticipates spending approximately $70 million for system enhancements, $25 million for core maintenance activities, and $185 million for the Terrace expansion project. Excluding major expansion projects and acquisitions, ongoing capital expenditures are expected to average approximately $50 million annually (approximately 55% for core maintenance and 45% for enhancement of the systems). Core maintenance activities, such as the replacement of equipment and preventive maintenance programs, will be undertaken to enable Enbridge Partners' systems to operate at their maximum operating capacity. Enhancements to the systems, such as refurbishment and replacement of pipe, are expected to extend the life of the systems and permit Enbridge Partners to respond to developing industry and government standards and the changing service expectations of its customers.

        Enbridge Partners has established two unsecured credit facilities, a $300 million three-year term facility and a $300 million 364-day facility. Under the terms of these facilities, Enbridge Partners and Enbridge Energy, Limited Partnership may together borrow funds up to a combined maximum of $300 million under the three-year term facility and a combined maximum of $300 million under the 364-day facility. In addition, Enbridge Partners may designate any of its subsidiaries that is a material subsidiary to borrow under either or both of the facilities and, subject to complying with certain administrative procedures, that subsidiary will be permitted to borrow. Any borrowings under either facility will be guaranteed by Enbridge Partners, its material subsidiaries, unless that subsidiary is the borrower, and Enbridge Energy, Limited Partnership. As of June 30, 2002, Enbridge Partners and Enbridge Energy, Limited Partnership had borrowed approximately $267.0 million under the two credit facilities.

        As of June 30, 2002, $137 million was drawn on the 364-day facility at a weighted average interest rate of 2.90%, and $130 million was drawn on the three year term facility at a weighted average interest rate of 2.39%.

        As of June 30, 2002, Enbridge Partners had $58.5 million in debt outstanding under a floating rate subordinated note provided by an affiliate. The note is payable in January 2007, and as of June 30, 2002, bore an interest rate of 2.84%. The note evidencing this debt contains no covenants but has a cross-default provision that is triggered by events of default under the first mortgage notes issued by Enbridge Energy, Limited Partnership or defaults under Enbridge Partners' three-year term facility and 364-day facility.

        Following the closing of this offering, the acquisition of the acquired systems and the use of the proceeds of this offering to repay indebtedness as described under "Use of Proceeds," Enbridge Partners expects to have an additional $490.2 million in debt outstanding under a subordinated note provided by an affiliate. This note is expected to have a 5-year term and bear interest at one month LIBOR plus 1% during the first two years outstanding and, after that time, bear interest at one month LIBOR plus 2%. The note evidencing this debt contains no covenants but has a cross-default provision that is triggered by events of default under the first mortgage notes issued by Enbridge Energy, Limited Partnership or defaults under Enbridge Partners' three-year term facility and 364-day facility.

        Enbridge Partners has on file with the SEC a $500 million shelf registration statement for the issuance of Class A common units. The purpose of this registration statement is to give Enbridge Partners flexibility to respond quickly to attractive financing opportunities in the capital markets as it pursues its growth strategy and manages its debt obligations. Approximately $308 million in Class A common units is available for issuance under this registration statement.

        Enbridge Partners distributes quarterly an amount equal to its available cash, which generally is defined to mean for any calendar quarter the sum of all of the cash receipts of Enbridge Partners plus net reductions to reserves less all of its cash disbursements and net additions to reserves. See "Distribution Policy." These reserves are retained to provide for the proper conduct of Enbridge Partners' business, to stabilize distributions of cash to unitholders and its general partner, Enbridge Energy Company and, as necessary, to comply with the terms of any agreement or obligation of Enbridge Partners. For purposes of calculating the sum of all distributions of available cash, the cash equivalent amount of the additional i-units that we will own following a distribution of cash to the general partner and owners of common units will be treated as distributions of available cash, even though we do not receive the cash. Enbridge Partners will retain and use that cash in its business.

Other Matters

Regulatory Matters

        Enbridge Midcoast Energy is involved in two disputes regarding the current tariff rates that it charges shippers on its Kansas pipeline system as well as a rate proceeding before the FERC to establish new tariff rates for that system.

        Initial Rate Dispute. When the Kansas pipeline system became subject to FERC jurisdiction in 1998, the FERC established initial rates based upon an annual cost of service of approximately $31 million. Since that time, these initial rates have been the subject of various challenges, including an appeal of the FERC's decision to the District of Columbia Court of Appeals by the Missouri Public Service Commission on behalf of customers of the Kansas pipeline system. On remand from the District of Columbia Court of Appeals, the FERC affirmed the initial rates and then subsequently denied requests for a rehearing of its order affirming the initial rates. The Missouri Public Service Commission and the Kansas Corporation Commission have recently appealed the FERC's decision to affirm the initial rates to the District of Columbia Court of Appeals. An adverse decision in this appeal could adversely affect Enbridge Partners.

        FERC Rate Proceeding. In 1999, Enbridge Midcoast Energy initiated a proceeding seeking a prospective rate increase for the Kansas pipeline system based on an annual cost of service of approximately $34 million. The proposed rate increase was heard before an administrative law judge who issued a decision on July 31, 2001 that Enbridge Midcoast Energy should charge rates based on an annual cost of service of approximately $20 million. The FERC, which is not bound by the administrative law judge's decision, is expected to issue an order in this case in September 2002. If the FERC establishes tariff rates based upon an annual cost of service below $31 million, which is the cost of service upon which the Kansas pipeline system currently bases its rates, the tariff rates that Enbridge Partners will be able to charge for shipments on the Kansas pipeline system will be less than those historically charged by Enbridge Midcoast Energy, and the revenues from this system will likely decline.

        Enbridge Energy Company has agreed to indemnify Enbridge Partners in the event the final FERC approved cost of service is less than $22.9 million. Thus, if the decision of the administrative law judge were affirmed, Enbridge Energy Company would indemnify Enbridge Partners for up to $2.9 million per year for a maximum of five years, and revenues from the Kansas pipeline system would decrease from approximately $31 million to $22.9 million per year.

        Kansas Gas Service Dispute. Kansas Gas Service, a major customer of the Kansas pipeline system, has been paying only a portion of the amount it has been invoiced for service on the Kansas pipeline system based on its claim that it is contractually entitled to a lower tariff rate. The monthly amount of the underpayment averaged $890,000 per month during the six months ended June 30, 2002, and the total amount of the underpayments was approximately $12.5 million as of June 30, 2002. This dispute is the subject of ongoing state and federal court proceedings as well as proceedings before the FERC, and it is likely that additional FERC and/or federal court proceedings will be instituted by Enbridge Midcoast Energy in the near future.

        In a Kansas state court proceeding initiated by Kansas Gas Service, Kansas Gas Service claimed that it should be charged lower rates established under a 1997 settlement agreement instead of the higher initial rates approved by the FERC for service on the Kansas pipeline system. On October 15, 2001, the Kansas state trial judge granted Enbridge Partners' motion to dismiss Kansas Gas Service's claims, finding that, even if Kansas Gas Service prevailed in state court, the lower rate may still not apply because of the "filed rate doctrine," which generally requires that pipeline owners only charge rates on file with and approved by the FERC. Kansas Gas Service's appeal of the trial judge's dismissal is pending in a Kansas court of appeals. In an unrelated proceeding, the FERC issued an order on July 23, 2002 stating that, because certain agreements involving Kansas Gas Service were already on file with the FERC, charging the lower rate would not violate the "filed rate doctrine." Enbridge Midcoast Energy intends to appeal the FERC's order to a United States Court of Appeals having jurisdiction. In addition, Enbridge Midcoast Energy intends to file with the FERC to enforce the tariff rates currently in effect for the Kansas pipeline system. If Kansas Gas Service is successful in its claim that it is entitled to a lower tariff rate than the tariff rate that it is currently being charged, the revenues from the Kansas pipeline system will likely decline.

Critical Accounting Policies and Estimates

        Enbridge Partners' financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires its management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. The basis for these estimates is historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or conditions. Enbridge Partners believes critical accounting policies discussed in the following paragraph affect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

        In the normal course of the Enbridge Partners' business, judgment is involved in determining depreciation, customer and pipeline oil overage balances, crude oil measurement losses, payables and receivables associated with operational balancing agreements and year-end accruals. Enbridge Partners' records depreciation based on the estimated useful lives of the assets, which requires various assumptions to be made, including the supply of and demand for hydrocarbons in the markets served by assets, normal wear and tear of the facilities, and the extent and frequency of maintenance programs. Changes in any of these assumptions may impact the rate at which depreciation is recognized in the financial statements.

        The oil overage balance is recorded by Enbridge Partners based on measurement estimates. These estimates are based on mathematical calculations, physical measurement and include assumptions related to the type of crude oil, its market value, normal physical losses due to evaporation and capacity limitations of the system. If there is a material change in these assumptions, it may result in a change to the carrying value of the oil overage balance or revision of oil measurement loss estimates.

        Payables and receivables associated with the activity on operational balancing agreements and imbalances are booked monthly. These balances are either settled on a cash basis or are carried by the pipelines and shippers on an in-kind basis. Accruals associated with these in-kind balances are derived from the best available third party documentation and are valued on a published third party index. Finally, in the normal course of preparing the year-end financial statements, revenue and expense accruals are made for the month of December to ensure amounts are complete and accurate on an annual basis. Judgments and estimates are necessary to prepare these accruals. Changes in these estimates are not expected to have a material impact on the earnings of Enbridge Partners. For additional details relating to Enbridge Partners' accounting policies, see Note 2 to Enbridge Partners' Consolidated Financial Statements appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate and Foreign Exchange Risk

        To the extent the amounts drawn under its revolving credit facilities carry a floating rate of interest, the Enbridge Partners' earnings and cash flow are exposed to changes in interest rates. This exposure is managed through periodically refinancing floating rate bank debt with long-term fixed rate debt and through the use of interest rate risk management hedge contracts. Enbridge Partners does not have any material exposure to movements in foreign exchange rates as virtually all of its revenue and expense is denominated in U.S. dollars. To the extent that a material foreign exchange exposure were to arise, Enbridge Partners intends to hedge such exposure using forward or other derivative contracts.

        Enbridge Partners.    The table below summarizes as of June 30, 2002 Enbridge Partners' derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average fixed interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

	Expected Maturity Date
								Fair Value
	2002	2003	2004	2005	2006	Thereafter	Total
	(in millions)
Liabilities
Fixed Rate:
First Mortgage Notes	$31.0	$31.0	$31.0	$31.0	$31.0	$155.0	$310.0	$351.8
Interest Rate	9.15%	9.15%	9.15%	9.15%	9.15%	9.15%	—	—
Senior Unsecured Notes	—	—	—	—	—	$300.0	$300.0	$301.9
Average Interest Rate	—	—	—	—	—	7.34%	—	—
Variable Rate:
Revolving Credit Facility	—	$137.0	—	$130.0	—	—	$267.0	$267.0
Weighted Average Interest Rate	—	2.90%	—	2.39%	—	—	—	—
Interest Rate Derivatives
Interest Rate Swaps:
Variable to Fixed	$50.0	—	—	—	—	—	$50.0	$(1.1)
Average Pay Rate	6.23%	—	—	—	—	—	—	—

        The fair value of the first mortgage notes and senior unsecured notes at June 30, 2002, was $351.8 million (December 31, 2001 — $342.6 million) and $301.9 million (December 31, 2001 — $291.4 million), respectively. Enbridge Partners had a total of $267.0 million (December 31, 2001 — $137.0 million) of variable rate debt outstanding under the 364-day and term revolving credit facilities at June 30, 2002. They had a combined fair value of $267.0 million (December 31, 2001 — $137.0 million) and weighted average interest rates of 2.90% and 2.39% (December 31, 2001 — 2.43%), respectively. Enbridge Partners intends to roll over variable rate debt under its revolving credit facilities as the debt matures.

        The fair value of the interest rate swap agreements at June 30, 2002 was ($1.1) million (December 31, 2001 — ($1.9) million). For additional information concerning Enbridge Partners' debt obligations, please see Note 8 to Enbridge Partners' Consolidated Financial Statements.

        Enbridge Midcoast Energy.    The table below summarizes Enbridge Midcoast Energy's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations.

	Expected Maturity Date
June 30, 2002								Fair Value
	2002	2003	2004	2005	2006	Thereafter	Total
	(in millions)
Fixed Rate:
Intercompany Loan	—	—	—	—	$90.0	$90.0	$180.0	$184.9
Interest Rate	—	—	—	—	6.39%	6.76%	—	—
Variable Rate:
Intercompany Loan	—	—	—	—	$269.1	$91.8	$360.9	$360.9
Interest Rate	—	—	—	—	3.47%	2.84%	—	—
Interest Rate Derivatives
Interest Rate Swaps:
Variable to Fixed	—	$140.0	—	—	—	—	$140.0	$(6.3)
Average Pay Rate	—	5.53%	—	—	—	—	—	—

        The fair value of the fixed rate intercompany loans as at June 30, 2002 was $184.9 million (December 31, 2001 — $90.6 million). The fair value of the floating rate intercompany loans as at June 30, 2002 was $360.9 million (December 31, 2001 — $229.2 million).

        The interest rate swap agreements are in place to hedge a portion of the variable rate intercompany loan. The fair value of the interest rate swap agreements at June 30, 2002 was ($6.3) million (December 31, 2001 — ($6.8) million).

        Enbridge Midcoast Energy does not have any material exposure to movements in foreign exchange rates as virtually all of its revenue and expense is denominated in U.S. dollars. To the extent that a material foreign exchange exposure were to arise, Enbridge Midcoast Energy intends to hedge such exposure using forward foreign exchange contracts or other appropriate derivative contracts.

Commodity Price Risk

        Enbridge Partners.    Enbridge Partners' earnings and cash flows associated with the Lakehead system are not directly impacted by changes in commodity prices, as Enbridge Partners does not own the crude oil and NGLs it transports. However, Enbridge Partners has indirect commodity risk related to degradation losses associated with increasing differentials between the price of heavy crude oil relative to light crude oil. Commodity prices have a significant impact on the underlying supply of, and demand for, crude oil and NGLs that Enbridge Partners transports. With Enbridge Partners' acquisition of the East Texas system on November 30, 2001, a portion of Enbridge Partners' earnings and cash flows are exposed to movements in the prices of natural gas and NGLs. Enbridge Partners has entered into hedge transactions to substantially mitigate exposure to movements in these prices. Pursuant to policies approved by the board of directors of its general partners, Enbridge Partners may not enter into derivative instruments for speculative purposes. All financial derivative transactions must be undertaken with highly creditworthy counterparties. As at June 30, 2002, all financial counterparties were rated at least "A" by all major credit rating agencies.

        The table below summarizes Enbridge Partners' outstanding derivative financial instruments used to hedge exposure to movements in commodity prices as of June 30, 2002.

Commodity Hedges	Maturity Dates	Total Notional Principal	Fair Value
		(in millions)	(in millions)
Natural gas	2002-2011	34.4 MMBtus	$(4.8)
NGLs	2002	0.5 bbls	$(0.8)

        The fair value of the commodity hedging contracts at June 30, 2002 was $(5.6) million (December 31, 2001 — $13.8 million).

        Enbridge Midcoast Energy.    Enbridge Midcoast Energy utilizes financial derivative instruments to hedge market risks associated with certain energy commodities including natural gas and NGLs. These exposures arise as a result of fixed price commodity sales. Exposures also arise related to processing assets as a result of the terms of the gas processing contracts as well as a result of inventory positions. Enbridge Midcoast Energy may not engage in speculative trading and may not enter into financial derivative transactions for speculative purposes. All financial derivative transactions must be undertaken with highly credit worthy counterparties. As at June 30, 2002, all financial counterparties were rated at least "A" by all major credit rating agencies.

        The table below summarizes Enbridge Midcoast Energy's outstanding derivative financial instruments used to hedge exposure to movements in commodity prices as of June 30, 2002:

Commodity Hedges	Maturity Dates	Total Notional Principal	Fair Value
		(in millions)	(in millions)
Natural gas	2002-2012	57.0 MMBtu	$(19.3)
NGLs	2003	0.6 bbls	$(1.8)

        The total fair value of the commodity hedging contracts at June 30, 2002 was $(21.1) million (December 31, 2001 — $(10.7) million).

BUSINESS

Enbridge Management

        We are a limited liability company formed in Delaware on May 14, 2002. Upon completion of this offering, our only business will consist of managing and controlling the operations of Enbridge Partners. We were formed as a limited liability company to accommodate the interrelationships among us and Enbridge Energy Company, Enbridge Partners, Enbridge Inc. and all of their respective affiliates. These interrelationships required that the fiduciary duties owed by our board of directors to us and our shareholders be modified from what otherwise would have been required under Delaware law. For a description of these interrelationships, please read "Conflicts of Interest and Fiduciary Responsibilities" beginning on page 148.

        We will have no operations prior to the closing of this offering. Upon the closing of this offering, the general partner of Enbridge Partners will delegate to us substantially all of the rights and powers to manage and control the business and affairs of Enbridge Partners and its subsidiaries. For more information regarding our management and control of the business and affairs of Enbridge Partners, please read "Relationships and Related Party Transactions — Delegation of Control Agreement" beginning on page 144 and "Business — Enbridge Partners — Employees" on page 112.

        We will be a limited partner of Enbridge Partners through our ownership of i-units and will have no assets other than our interest in Enbridge Partners. Further, we will have no operations other than the management and control of the business and affairs of Enbridge Partners. As a result, our financial condition and results of operations will depend upon the performance of Enbridge Partners. We do not expect to have any cash flow attributable to our ownership of the i-units, but we will automatically own additional i-units in Enbridge Partners under the Enbridge Partners partnership agreement each quarter when cash distributions are made by Enbridge Partners on its common units. The number of additional i-units we will own will be based on the amount of cash to be distributed by Enbridge Partners to owners of its common units, which will be determined by the operations of Enbridge Partners and its direct and indirect operating subsidiaries.

        We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, an owner of our shares will not report on its U.S. federal income tax return any of our items of income, gain, loss and deduction.

        Although we will be subject to U.S. federal income taxes on our taxable income, Enbridge Partners will not allocate taxable income or gain to the i-units we own until such time as there is a liquidation of Enbridge Partners. Therefore, we do not anticipate that we will have material amounts of taxable income resulting from the ownership of the i-units unless we enter into a sale or exchange of the i-units or Enbridge Partners is liquidated.

        We are not a party to any litigation.

Enbridge Partners

        Enbridge Partners is a publicly traded Delaware limited partnership that, through its subsidiaries, owns and operates crude oil and liquid petroleum transportation assets and natural gas gathering, treating, processing, transmission and marketing assets in the United States.

Business Strategy

        Enbridge Partners' objective is to continue to increase cash distributions to unitholders. To achieve this objective, Enbridge Partners intends to:

  •
  Expand and increase the utilization of the Lakehead system's capacity to meet the expected growing supply of and demand for crude oil and liquid petroleum in the markets it serves.

  •
  Develop and acquire complementary energy delivery assets, particularly in the Gulf Coast region of the United States, and improve the financial performance and operating efficiency of acquired assets. Enbridge Partners anticipates increased availability of attractive acquisition targets and believes that it is well positioned to acquire additional assets.

        Enbridge Partners expects that it will finance acquisitions through the issuance of common units and/or the incurrence or assumption of debt. Following the closing of this offering, Enbridge Partners also expects to be able to finance acquisitions, as well as other capital needs, through the sale of i-units to us in connection with our issuance of additional shares and with the cash it retains because it is not required to make cash distributions on the i-units.

Competitive Strengths

        Enbridge Partners believes that it is well positioned to successfully execute its business strategy given the following competitive strengths:

  •
  Strategic Market Position: The Lakehead system, through its interconnection with the Enbridge system, is the primary transporter of western Canadian crude oil to the Great Lakes and Midwest regions of the United States and the sole transporter of western Canadian crude oil to the Province of Ontario, Canada. Following the acquisition of the acquired systems, Enbridge Partners will have natural gas and NGL assets in other key supply and demand regions, such as the Mid-Continent and Gulf Coast regions of the United States.

    The Lakehead system is well positioned to benefit from improving supply and demand fundamentals. The demand for crude oil in the Great Lakes and Midwest regions of the United States has increased as a result of the combination of long-term growth in hydrocarbon demand and declining oil production in that region. In addition, the supply of crude oil from western Canada is expected to increase, at least through 2011, primarily from existing and planned expansion projects within the Alberta oil sands. Firms involved in the production of heavy crude oil from Alberta oil sands projects have announced projects anticipated to be completed over the next 10 years totaling in excess of Cdn$55 billion. It is estimated that these projects could provide up to 1.5 million incremental barrels per day of production. Enbridge Partners believes that the combination of this increased production, together with the increased demand for crude oil in the Great Lakes and Midwest regions of the United States, is expected to result in increased deliveries on the Lakehead system in 2002 and beyond.

  •
  Diversified Business and Geographical Presence: The East Texas system, together with the acquired systems, adds extensive natural gas gathering, treating, processing and transmission assets to Enbridge Partners, thereby significantly diversifying its business operationally across natural gas transmission and crude oil transportation, short and long-distance transmission/transportation systems and regulated and unregulated businesses. The acquired systems, which are located in some of North America's most significant areas of hydrocarbon supply and demand, also diversify Enbridge Partners' geographical presence.
  •
  Low Cost Operations: The Enbridge/Lakehead system is among the lowest cost transporters of crude oil and liquid petroleum in North America, based on operating cost per barrel mile transported. Furthermore, Enbridge Partners anticipates improving the operational and financial performance of the East Texas system and the acquired systems as it integrates these systems.
  •
  Competitive Cost of Capital: Enbridge Partners' cost of capital, due to its partnership structure, helps it compete more effectively in acquiring assets and expanding its existing systems.

  •
  Enhanced Access to Capital Markets: The institutional share/i-unit structure established in connection with this offering broadens Enbridge Partners' access to the equity capital markets.
  •
  Experienced Management: Our management has substantial industry experience and a strong track record of growth through acquisitions, having completed over 30 acquisitions in the last five years.
  •
  Beneficial Relationship with Enbridge Inc.: Enbridge Partners is an integral part of Enbridge Inc.'s goal of being a leading North American energy delivery company and is its primary vehicle for acquiring mature energy delivery assets in the United States.

Properties and Operations

        Enbridge Partners currently owns three pipeline transportation systems, known as the Lakehead system, the North Dakota system and the East Texas system. Enbridge Partners intends to acquire the Midcoast, Northeast Texas and South Texas systems, which are discussed under "— Systems to be Acquired from Enbridge Energy Company" beginning on page 95, at the same time that we close this offering.

  Existing Systems

  Lakehead System

        The Lakehead system in the United States and the Enbridge system in Canada, which is owned by Enbridge Pipelines Inc., a wholly-owned subsidiary of Enbridge Inc., together form the Enbridge/Lakehead system. This system, which spans 3,100 miles, is the longest liquid petroleum pipeline system in the world and transports crude oil and other liquid petroleum products for third parties. The Enbridge/Lakehead system is the primary transporter of crude oil from western Canada to the United States and the only pipeline that transports crude oil from western Canada to the Province of Ontario in eastern Canada.

        The Enbridge/Lakehead system serves all the major refining centers in the Great Lakes and Midwest regions of the United States and the Province of Ontario, and, through interconnects, the Patoka/Wood River pipeline hub and refining center in southern Illinois. Deliveries of crude oil and NGLs from the Lakehead system are made principally to refineries, either directly or through connecting pipelines of other companies, and serve as feedstocks for refineries and petrochemical plants.

        The Lakehead system is a FERC regulated interstate common carrier pipeline system. The Lakehead system spans approximately 1,900 miles, consisting of approximately 3,300 miles of pipe with diameters ranging from 12 inches to 48 inches, 63 pump station locations with a total of approximately 667,000 installed horsepower and 58 crude oil storage tanks with an aggregate working capacity of approximately 10 million barrels. The Enbridge/Lakehead system operates in a segregation, or batch, mode. This operating mode allows the Lakehead system to transport up to 43 different types of liquid hydrocarbons including light, medium and heavy crude oil (including bitumen, which is a naturally occurring tar-like mixture of hydrocarbons), condensate and NGLs. This flexibility increases utilization of the system and enhances Enbridge Partners' ability to serve its customers.

        Customers.    The Lakehead system operates under month-to-month transportation arrangements with its shippers. During 2001, 39 shippers tendered crude oil and liquid petroleum for delivery through the Lakehead system. These customers included integrated oil companies, major independent oil producers, refiners and marketers. Shipments by the top ten shippers on the Lakehead system accounted for approximately 89% of total system revenues during 2001. Revenue from BP Canada Energy Company and ExxonMobil Canada Energy accounted for approximately 22% and 18%, respectively, of total operating revenue generated by Enbridge Partners during 2001.

        Supply and Demand.    The Lakehead system is uniquely positioned to benefit from the improving supply and demand fundamentals in the markets that it serves.

        As the primary transporter of crude oil from western Canada, the Enbridge/Lakehead system is positioned to capitalize on the expected increase in production in this region. According to Alberta government statistics, the reserves of bitumen in the Province of Alberta that are recoverable using existing technology were approximately 175 billion barrels at the end of 2000. Of this amount, cumulative production of bitumen at the end of 2000 was approximately 3.3 billion barrels. To put the scale of the bitumen resource in perspective, the proved reserves of crude oil in Saudi Arabia at the end of 2000 stood at approximately 261.7 billion barrels. Similarly, the combined proved reserves of crude oil in Iran, Iraq and Kuwait stood at approximately 298.7 billion barrels. Proved reserves are reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. According to industry sources, the economics of producing bitumen have improved substantially from the late 1970's when average production costs were nearly Cdn$35 per barrel (including extraction and upgrading costs). Recent industry estimates of the cost of producing upgraded crude from the bitumen deposits are less than Cdn$13 per barrel. Industry experts predict that improvements in technology and operating methods will result in production costs below Cdn$10 per barrel by 2004.

        Firms involved in the production of heavy crude oil from Alberta oil sands projects have announced projects anticipated to be completed over the next 10 years totaling in excess of Cdn$55 billion, which could provide up to 1.5 million incremental barrels per day of production. Based upon Enbridge Partners' survey of western Canadian crude oil producers, Enbridge Partners expects that the supply of western Canadian crude oil and liquid petroleum will be approximately 2.1 million barrels per day in 2002, approximately 2.2 million barrels per day in 2003 and approximately 2.3 million barrels per day in 2004.

        Although substantially all of the crude oil and liquid petroleum delivered through the Lakehead system originates in oilfields in western Canada, the Lakehead system also receives:

  •
  U.S. and Canadian production at Clearbrook, Minnesota through a connection with the North Dakota system (please read "— North Dakota system" beginning on page 93);
  •
  U.S. production at Lewiston, Michigan; and
  •
  both U.S. and offshore production in the Chicago, Illinois area.

        Enbridge Partners estimates that from all these sources of supply, deliveries on the Lakehead system in 2002 will average approximately 1.3 million to 1.4 million barrels per day based on its most recent survey of crude oil shippers. Enbridge Partners further believes that the outlook for increased crude oil production in western Canada continues to be positive and will yield additional volumes. In this event, Enbridge Partners expects increased earnings contributions from this system. As an example, an incremental 100,000 barrels per day of deliveries on the Lakehead system to Chicago, Illinois would increase EBITDA by approximately $10-15 million. Enbridge Partners expects that increased capacity utilization on the Lakehead system will comprise a significant component of its future earnings growth. The timing of growth in the supply of western Canadian crude oil will depend upon the level of crude oil prices, oil drilling activity, the availability of financing and the completion of projects to produce heavy crude and synthetic oil from the Alberta oil sands.

        Despite the expected increase in the future supply of crude oil from western Canada, crude oil deliveries on the Lakehead system have declined from the prior year in each of the last three calendar years. This decline resulted primarily from decreased conventional crude oil production in western Canada, which, in turn, resulted primarily from reduced spending levels for exploration and development activities in western Canada. These reduced spending levels resulted primarily from low oil prices in 1998 and the first part of 1999. During 2001, crude oil production from western Canada continued to lag behind industry expectations and, despite strong crude oil prices, exploration and development activity focused on natural gas drilling rather than crude oil drilling due to more favorable natural gas prices.

        Enbridge Partners' ability to increase deliveries and to expand its Lakehead system in the future ultimately will depend on numerous factors, such as investment levels and related development activities by oil producers, which are affected by the level of crude oil prices and level of natural gas prices relative to crude oil prices and periodic maintenance turnarounds and other shut-downs at the producing plants that supply the Enbridge, and indirectly, the Lakehead, systems.

        Enbridge Partners also believes that crude oil demand will continue to increase in PADD II, which is the U.S. Government's designation for the area that includes the Great Lakes and Midwest regions of the United States, the primary markets that the Lakehead system serves. PADD II continues to be a premium market for western Canadian supply because many refineries in PADD II are designed to efficiently process crude oils similar to those produced in western Canada. According to the U.S. Department of Energy's Energy Information Administration, demand for crude oil in PADD II increased from approximately 2.75 million barrels per day in 1984 to approximately 3.4 million barrels per day in 2000. Over that same period, production of crude oil in PADD II decreased from over 1.0 million barrels per day to approximately 475,000 barrels per day in 2000. Enbridge Partners expects this gap between demand and production in PADD II to continue to widen, contributing to an increasing need to transport crude oil to PADD II.

        Despite other sources of supply, Enbridge Partners expects aggregate demand for crude oil and other liquid petroleum delivered by the Lakehead system to the Province of Ontario to remain relatively stable for the foreseeable future.

        In anticipation of the improving supply and demand fundamentals discussed above, a major expansion of the Enbridge/Lakehead system was commenced in 1999. This expansion, which we refer to as the Terrace expansion program, was undertaken at the request of the Canadian Association of Petroleum Producers, or "CAPP," and consists of a multi-phase expansion of both the Canadian and U.S. portions of the Enbridge/Lakehead system. Upon the completion of the Terrace expansion program, Enbridge Partners expects that approximately 350,000 barrels per day of incremental capacity will have been added to the system.

  •
  Phase I of the Terrace expansion was completed in 1999 and included construction of new 36-inch diameter pipeline facility from Kerrobert, Saskatchewan to Clearbrook, Minnesota that added approximately 170,000 barrels per day of capacity to the Enbridge/Lakehead system. Enbridge Partners' share of the cost of Phase I was approximately $140 million.
  •
  Phase II of the Terrace expansion was completed in early 2002. Although Phase II did not involve construction on the Lakehead system, the approximate 40,000 barrel per day increase in capacity of the Enbridge system is expected to benefit Enbridge Partners directly by accommodating additional deliveries on the Lakehead system from the Alberta oil sands.
  •
  Phase III of the Terrace expansion is designed primarily to increase heavy oil transportation capacity on the Lakehead system between Clearbrook, Minnesota and Superior, Wisconsin by approximately 140,000 barrels per day. The estimated cost to Enbridge Partners of Phase III is approximately $210 million, and the new facilities are expected to be in service in 2003.

        In addition to the Terrace expansion program, CAPP has also requested that Enbridge Partners construct additional pipeline facilities at an estimated cost of $35 million to enhance market access to PADD II. Subject to receipt of necessary governmental approvals, Enbridge Partners expects these additional facilities to be in service in 2003.

        Please read "— Tariffs and Rate Cases — Lakehead System" on page 107 for a description of the increased transportation fees Enbridge Partners is allowed to collect in respect of these capital expenditures.

        Competition.    Because pipelines are the lowest cost method for intermediate and long haul movement of crude oil over land, the most significant existing competitors for the transportation of western Canadian crude oil are other pipelines. In 2001, the Enbridge system transported approximately 65% of total western Canadian crude oil production; the remainder was either refined in the provinces of Alberta or Saskatchewan, Canada or transported through other pipelines. Of the pipelines transporting western Canadian crude oil out of Canada, the Enbridge/Lakehead system provides approximately 75% of the total pipeline design capacity. The remaining 25% is shared by five other pipelines transporting crude oil to the Province of British Columbia, Canada and Washington, Montana and other states in the northwestern United States. Enbridge Partners believes that high capital requirements, environmental considerations and the difficulty in acquiring rights of way and related permits make it difficult for a competing pipeline system comparable in size and scope to the Enbridge/Lakehead system to be built in the foreseeable future.

        In the United States, the Lakehead system encounters competition from other crude oil and refined products pipelines and other modes of transportation delivering crude oil and refined products to the refining centers of Minneapolis-St. Paul, Chicago, Detroit and Toledo and the refinery market and pipeline hub in the Patoka/Wood River area of southern Illinois. In 2001, the Lakehead system transported approximately 54% of all crude oil deliveries into the Chicago area, approximately 86% of all crude oil deliveries into the Minneapolis-St. Paul area and approximately 62% of all crude oil deliveries to the Province of Ontario.

  North Dakota System

        The North Dakota system, which Enbridge Partners acquired from Enbridge Inc. on May 18, 2001 for approximately $35 million, is a crude oil gathering and transportation system servicing the Williston Basin in North Dakota and Montana. The North Dakota system's crude oil gathering pipelines collect crude oil from points near producing wells in approximately 36 oil fields in North Dakota and Montana and receive Canadian crude oil via an interconnect with an Enbridge Inc. gathering system in the Province of Saskatchewan, Canada. Most deliveries are made at Clearbrook, Minnesota to the Lakehead system and to a third-party pipeline system. The North Dakota system includes approximately 330 miles of crude oil gathering lines connected to a transportation line that is approximately 620 miles long, with an aggregate working capacity of approximately 84,000 barrels per day. The North Dakota system also has 15 pump stations and 12 terminaling facilities with an aggregate working storage capacity of approximately 715,000 barrels.

        Customers.    Customers of the North Dakota system include producers of crude oil and purchasers of crude oil at the wellhead, such as marketers, that require crude oil gathering and transportation services. Producers range in size from small independent owner/operators to the largest integrated oil companies.

        Supply and Demand.    Like the Lakehead system, the North Dakota system depends upon demand for crude oil in the Great Lakes and Midwest regions of the United States.

        Competition.    Competitors of the North Dakota system include integrated oil companies, interstate and intrastate pipelines or their affiliates and other crude oil gatherers. Many crude oil producers in the oil fields served by the North Dakota system have alternative gathering facilities available to them or have the ability to build their own facilities.

  East Texas System

        The East Texas system, which Enbridge Partners acquired on November 30, 2001 for approximately $230 million, is a natural gas gathering, treating, processing and transmission system. The East Texas system purchases and/or gathers natural gas from the wellhead, delivers it to plants for treating and/or processing and to intrastate or interstate pipelines for transmission or to wholesale customers such as power plants, industrial customers and local distribution companies.

        Natural gas treating involves the removal of hydrogen sulfide, carbon dioxide, water and other substances from raw natural gas so that it will meet the standards for transportation on transmission pipelines. Natural gas processing involves the separation of raw natural gas into residue gas, which is the processed natural gas that ultimately is consumed by end users, and NGLs. NGLs separated from the raw natural gas are either sold and transported as NGL raw mix or further separated through a process known as fractionation and sold as their individual components, including ethane, propane, butanes and natural gasoline.

        The East Texas system includes approximately 2,000 miles of gathering and transmission pipelines. Approximately 400 million cubic feet of natural gas per day flows into the gathering pipelines from approximately 440 gathering points. The East Texas system also includes four treating facilities, with a combined capacity of approximately 595 million cubic feet of natural gas per day. Currently, two of these facilities are active and have a combined capacity of 415 million cubic feet per day. This system also includes three cryogenic gas processing plants with a combined capacity of approximately 375 million cubic feet per day, one of which is currently inactive.

        The East Texas system is operationally similar to, and is located adjacent to, the Northeast Texas system. Enbridge Partners believes there will be opportunities to capitalize on operational synergies that exist between these two systems. The combination of these two systems should result in a more favorable cost structure, improved facility optimization, additional opportunities to serve wholesale customers and producers, expansion of treating, compression and processing services and better utilization of the Midcoast system's trucking assets.

        Customers.    Customers of the East Texas system include both natural gas producers and purchasers. Purchasers include marketers and large users of natural gas, such as power plants, industrial facilities and local distribution companies. Producers served by the East Texas system consist primarily of medium to large independent operators. Enbridge Partners sells NGLs resulting from its processing activities to a variety of customers ranging from large petrochemical and refining companies to small regional retail propane distributors.

        Supply and Demand.    Supply for the East Texas system's services primarily depends upon the rate of depletion of natural gas reserves and the rate of drilling of new wells. Treating services also are affected by the level of impurities in the natural gas gathered. Demand for these services depends upon overall economic conditions and the prices of natural gas and NGLs.

        Competition.    Competitors of the East Texas system include interstate and intrastate pipelines or their affiliates and other natural gas gatherers that gather, treat, process and market natural gas and/or NGLs and which vary widely in size. Competition for these services varies based upon the location of gathering, treating and processing facilities. Most natural gas producers and owners have alternate gathering, treating and processing facilities available to them. In addition, they have other alternatives such as building their own gathering facilities or in some cases selling their natural gas supplies without treating and processing. In addition to location, competition for the East Texas system's services also varies based upon pricing arrangements and reputation.

        Competition for customers in the marketing of residue gas is based primarily upon the price of the delivered gas, the services offered by the seller and the reliability of the seller in making deliveries. Residue gas also competes on a price basis with alternative fuels such as oil and coal, especially for customers that have the capability of using these alternative fuels, and on the basis of local environmental considerations. Competition in the marketing of NGLs comes from other NGL marketing companies, producers/traders, chemical companies and other asset owners.

  Systems to be Acquired from Enbridge Energy Company

  Midcoast System

        The Midcoast system, which was acquired by Enbridge Energy Company through its acquisition of Enbridge Midcoast Energy on May 11, 2001 for approximately $625 million, consists of natural gas gathering, treating, processing, transmission and marketing assets. The Midcoast system's business is divided among:

  •
  natural gas transmission and wholesale customer pipelines;
  •
  natural gas gathering, treating and processing systems;
  •
  trucking operations; and
  •
  marketing activities.

        The Midcoast system includes four FERC regulated interstate natural gas transmission pipeline systems, 35 intrastate natural gas transmission and wholesale customer pipeline systems and 35 gathering and processing/treating systems, including three processing and two treating plants, collectively representing approximately 4,000 miles of pipeline with an aggregate throughput capacity of over four billion cubic feet of natural gas per day. The Midcoast system also includes 98 trucks and trailers and 45 railcars used for transporting NGLs, crude oil and carbon dioxide. The Midcoast system is located in the Gulf Coast and Mid-Continent regions of the United States.

        Since the acquisition of the Midcoast system, subsidiaries of Enbridge Energy Company have completed approximately $83.6 million in enhancement capital expenditures relating to the Midcoast, South Texas and Northeast Texas systems, which include:

  •
  $49 million to construct the Bamagas pipeline in Alabama;
  •
  $6 million to acquire an additional natural gas processing facility in Texas;
  •
  $12.6 million to acquire compression assets on the Northeast Texas system that were previously under lease; and
  •
  $16 million in other enhancement capital expenditures.

        In addition, Enbridge Energy Company plans to acquire an additional $8.4 million in compression assets on the Northeast Texas system that are currently under lease. The $929 million purchase price includes the purchase of these additional compression assets.

        Transmission and Wholesale Customer Pipelines.    The Midcoast system's transmission pipeline systems include the following:

  •
  the MidLa Pipeline, AlaTenn Pipeline, UTOS Pipeline and Kansas Pipeline systems, which are FERC regulated interstate pipelines; and
  •
  the Bamagas Pipeline, Mid-Louisiana Gas Transmission Pipeline and Magnolia Pipeline systems, which are intrastate pipelines.

        Each of these pipeline systems typically consists of a natural gas transmission pipeline as well as various interconnected pipelines that serve wholesale customers. These pipelines typically interconnect with, and receive natural gas from, gathering systems and other transmission pipelines.

        Customers.    The Midcoast system serves customers in Alabama, Kansas, Louisiana, Mississippi, Missouri and Tennessee. Customers include large users of natural gas, such as power plants, industrial facilities, local distribution companies, large consumers seeking an alternative to their local distribution company, and shippers of natural gas, such as natural gas producers and marketers.

        Supply and Demand.    Because the Midcoast system's pipelines generally serve different geographical areas, supply and demand vary in each market.

        Enbridge Partners believes that demand for natural gas in the areas served by the Midcoast system generally will remain strong as a result of these systems being located in areas where industrial, commercial and/or residential growth is occurring. The greatest demand for natural gas transmission services in the markets served by the Midcoast system's transmission and wholesale customer pipelines occurs in the winter months.

        The table below indicates the capacity in million cubic feet per day of the Midcoast system's transmission and wholesale customer pipelines with firm transportation contracts as of July 2, 2002 and the amount of capacity that is reserved under those contracts on a firm basis as of that date.

	Capacity MMcf/day	Percentage Reserved Under Contract As Of July 2, 2002
Kansas Pipeline	160	97%
MidLa Pipeline	200	89
AlaTenn Pipeline	200	74
Bamagas Pipeline	450	58

        The Kansas Pipeline system has 83% of its capacity reserved under firm transportation contracts extending through 2009 and an additional 13% of its capacity under contracts extending through 2017. The remaining capacity of the Kansas Pipeline system is either unreserved or reserved under contracts that will terminate before 2009.

        The MidLa, AlaTenn and Bamagas pipelines primarily serve industrial corridors and power plants in Louisiana, Alabama and Tennessee. Industries in the area include energy intensive segments of the petrochemical and pulp and paper industries. The Bamagas pipeline was completed in the first quarter of 2002 in northern Alabama, where it serves a power plant recently placed in service and is expected to serve another plant proposed to be constructed. This pipeline is contiguous with the AlaTenn pipeline and a third party pipeline, allowing for operational flexibility as natural gas can flow between Bamagas and either of the other two systems. Enbridge Partners anticipates marketing the unused capacity on these pipelines under both short-term firm and interruptable transportation contracts and long-term firm transportation contracts. These pipelines are located in areas where opportunities exist to serve new industrial facilities and to make delivery interconnects to alleviate capacity constraints on other non-company owned pipeline systems. In addition to their current excess capacity, the AlaTenn pipeline and the MidLa pipeline have contracts representing 10% and 34%, respectively, of their capacity that are expected to expire before the end of 2002. In the case of the MidLa pipeline, as of July 2, 2002, approximately 45% of its capacity is under contract to affiliated entities. Enbridge Partners anticipates that these contracts will be replaced over time with third-party volumes.

        The UTOS Pipeline system is a FERC regulated offshore pipeline system with a capacity of 1.2 billion cubic feet of natural gas per day that transmits natural gas from offshore platforms to other pipelines onshore for further delivery. While the UTOS Pipeline system has no capacity reservations, the average daily throughput in the first quarter of 2002 was 282 million cubic feet of natural gas per day. Enbridge Partners expects additional sources of offshore natural gas supply to connect to the UTOS Pipeline system in 2002 and 2003.

        The Mid-Louisiana Gas Transmission system is an intrastate natural gas pipeline system that interconnects facilities owned by major industrial customers to interstate natural gas pipeline systems. In addition to providing transmission services to large natural gas consumers and customers, the system is used by the Midcoast system's marketing operations to facilitate the marketing and transmission of natural gas to natural gas consumers. The Mid-Louisiana Gas Transmission system has no capacity reservations. In 2001, this system averaged throughput of 75 million cubic feet of natural gas per day. Further, this system is favorably positioned to grow as marketing and transmission opportunities emerge as a result of anticipated growth in the industrial consumer base in the Baton Rouge, Louisiana area.

        The Magnolia pipeline system is an intrastate natural gas pipeline that interconnects with other gas transmission pipelines. The Magnolia pipeline system consists of 111 miles of pipeline in central Alabama.

        Competition.    Because pipelines are generally the only practical mode of transportation for natural gas over land, the most significant competitors of the Midcoast system's transmission and wholesale customer pipelines are other pipelines. Pipelines typically compete with each other based on location, capacity, price and reliability. Many of the large wholesale customers served by the Midcoast system have multiple pipelines connected or adjacent to their facilities. Accordingly, many of these customers have the ability to purchase natural gas directly from a number of pipelines and/or third parties that may hold capacity on the various pipelines.

        Natural Gas Gathering and Processing Systems.    Like the East Texas system, the Midcoast system purchases and/or gathers natural gas from the wellhead and delivers it to plants for treating and/or processing. Most treated natural gas and residue gas resulting from processing is delivered to intrastate and interstate transmission lines for transmission. Small amounts of residue gas are delivered to wholesale customers. Like the East Texas system, the NGLs separated from raw natural gas during processing are either sold and transported as NGL raw mix or further separated through fractionation and sold as components. Most of the Midcoast system's natural gas gathering assets are located in Texas and Oklahoma, with additional facilities in Mississippi, Louisiana, Kansas and Alabama. The facilities include the Anadarko and Harmony systems. The Anadarko system consists of 730 miles of pipeline in southwest Oklahoma and the Texas panhandle, one natural gas treating plant and three natural gas processing plants, two of which are inactive. The Harmony system consists of 155 miles of pipeline in southeast Mississippi, and it includes an active natural gas treating plant and processing plant.

        Customers.    Most of the Midcoast gathering system's customers are natural gas producers. The system also serves purchasers, such as marketers and natural gas consumers. NGLs are sold to a variety of customers ranging from large petrochemical and refining companies to small regional retail propane distributors.

        Supply and Demand.    Supply for the Midcoast system's services is affected by the same factors that affect the East Texas system's supply, such as the rate of drilling of new wells and depletion of reserves. Because of the geographic diversity of its gathering assets, the Midcoast system's natural gas gathering, processing and transmission assets are not dependent on a single supply or production source. Demand for these services largely is dependent upon overall economic conditions and the prices of natural gas and NGLs.

        Enbridge Partners intends to expand the Midcoast system's natural gas gathering and processing services through a combination of internal growth and acquisitions, which should provide exposure to incremental supplies of natural gas at the wellhead, increase opportunities to serve additional wholesale customers and allow expansion of the treating and processing businesses.

        Competition.    Competition in the markets served by the Midcoast gathering system is generally similar to that in the markets served by the East Texas system.

        Trucking Operations.    The Midcoast system's trucking operations transport NGLs, crude oil and carbon dioxide by truck and railcar from wellheads to treating, processing and fractionation facilities and to wholesale customers, such as distributors, refiners and chemical facilities. In addition, the Midcoast system's trucking operations markets these products. These services are provided using 98 trucks and trailers and 45 rail cars used for transporting NGLs, crude oil and carbon dioxide, product treating and handling equipment and over 400,000 gallons of NGL storage facilities.

        Customers.    Most of the customers of the Midcoast system's crude oil and NGL trucking operations are wholesale customers, such as refineries and propane distributors. The Midcoast system's trucking operations also market products to wholesale customers such as refineries and petrochemical plants.

        Supply and Demand.    The areas served by the Midcoast system's trucking operations are geographically diverse, and the forces that affect the supply of the products transported vary by region. The supply of these products is affected by crude oil and natural gas prices and production levels. The demand for trucking operations are affected by the demand for NGLs and crude oil by large industrial and similar customers in the regions they serve.

        Competition.    The Midcoast system's trucking operations have a number of competitors, including other trucking and railcar operations, pipelines, and, to a lesser extent, marine transportation and alternative fuels. In addition, the marketing segment of the Midcoast system's trucking operations has numerous competitors, including marketers of all types and sizes, affiliates of pipelines and independent aggregators.

        Gas Marketing.    The Midcoast system's natural gas marketing operation provides natural gas supply, transportation, balancing and sales services to producers and wholesale customers on the Midcoast system's gathering, transmission and wholesale customer pipelines as well as interconnected third-party pipelines. In general, the Midcoast system's marketing operation functions by making natural gas purchases from producers connected to its gathering systems and from other producers and marketers and then making natural gas sales to wholesale customers on its transmission and wholesale customer pipelines. The marketing operation also arranges transportation for wholesale customers.

        In addition to providing marketing for the Midcoast system, the marketing operation currently provides marketing services for the Northeast Texas and South Texas systems. Enbridge Partners anticipates that, upon the acquisition of the Midcoast system, the marketing operation's scope of responsibility would be expanded to include providing marketing services for the East Texas system. Enbridge Partners anticipates that the Northeast Texas, South Texas and East Texas systems will be combined into the marketing operations' existing portfolios and a significant amount of purchases from marketers will be replaced by purchases directly from producers on these systems.

        Natural gas purchased and sold by the Midcoast system's marketing operation is most typically priced based upon a published daily or monthly price index. Sales to wholesale customers incorporate a pass-through charge for costs of transportation and generally include an additional margin.

        The Midcoast system's marketing operation has numerous competitors, including the large marketing companies, marketing affiliates of pipelines, major oil and gas producers, independent aggregators and regional marketing companies.

  Northeast Texas System

        The Northeast Texas system, which was acquired by a subsidiary of Enbridge Energy Company on March 1, 2002 for approximately $178 million, is a natural gas gathering system located just north of and adjacent to the area served by Enbridge Partners' East Texas system. A substantial portion of the Northeast Texas system's pipeline infrastructure and Enbridge Partners' East Texas system previously were owned and operated as a single system. Enbridge Energy Company recently acquired $12.6 million of compression assets on the Northeast Texas system that were previously under lease. In addition, Enbridge Energy Company plans to acquire an additional $8.4 million in compression assets on the Northeast Texas system that are currently under lease. The acquisition of these compression assets is included in the $929 million purchase price for the acquired systems.

        Like the East Texas and Midcoast systems, the Northeast Texas system purchases natural gas directly from producers and/or provides natural gas gathering, treating and processing services to intrastate and interstate pipelines and other owners of natural gas. The Northeast Texas system is capable of handling sour gas, which has a high hydrogen sulfide and/or carbon dioxide and water content and which requires specialized treating processes before it can be delivered for transportation on downstream pipelines.

        The Northeast Texas system includes natural gas processing operations where NGLs are separated from raw natural gas and either sold and transported as NGL raw mix or further separated through fractionation into ethane, propane, butane and natural gasoline and sold as components. Residue gas is delivered to wholesale customers and to interstate and intrastate pipelines.

        The Northeast Texas system includes approximately 1,200 miles of natural gas gathering pipelines and six natural gas treating plants with an aggregate treating capacity of 335 million cubic feet per day. These treating plants are capable of producing approximately 1,200 long tons of sulfur per day. Five of these six treating plants are currently active, representing a treating capacity of 310 million cubic feet per day. The Northeast Texas system also includes four natural gas processing plants with a combined capacity of 165 million cubic feet per day, three of which are currently active, and represent a processing capacity of 140 million cubic feet per day, and two nitrogen rejection plants with a capacity of 75 million cubic feet per day. Approximately 165 million cubic feet of natural gas per day flows into the gathering pipelines from approximately 525 gathering points.

        As discussed under "— Existing Systems — East Texas System — Supply and Demand" on page 94, Enbridge Partners expects to realize financial and operational synergies following its acquisition of the Northeast Texas system, as it is adjacent to the East Texas system.

        Customers.    Customers of the Northeast Texas system are similar to those of the East Texas and Midcoast gas gathering, treating and processing systems. Unlike the East Texas system, the Northeast Texas system delivers natural gas to interstate or intrastate pipelines.

        Supply and Demand.    The Northeast Texas system's supply and demand is affected by the same factors that affect the East Texas and Midcoast gas gathering, treating and processing systems.

        Competition.    Competition for the Northeast Texas system is generally similar to that of the East Texas and Midcoast gas gathering, treating and processing systems. However, competition is more limited due to the infrastructure required to treat sour gas.

  South Texas System

        The South Texas system, which was acquired by a subsidiary of Enbridge Energy Company on January 2, 2002 for approximately $9 million, is a natural gas gathering and treating system that purchases and/or gathers natural gas at the wellhead, delivers it to plants for treating and/or processing and then delivers it to interstate and intrastate transmission pipelines for transmission. The South Texas system currently includes approximately 175 miles of natural gas gathering pipelines, one active hydrogen sulfide treating facility and one inactive natural gas processing plant. Approximately 30 million cubic feet of natural gas per day flows into the gathering pipelines from approximately 40 gathering points.

        In connection with the acquisition of the South Texas system, Enbridge Partners will obtain the right, under asset purchase agreements with each of Transcontinental Gas Pipe Line Corporation, Williams Field Services and Goebel Gathering Company, to acquire for approximately $41 million a 500 mile natural gas transmission pipeline system that interconnects with the South Texas gathering and treating system. These assets consist of two mainlines that run from South Texas near Laredo and McAllen to a point of interconnection in Wharton County, Texas and a 38-mile lateral line connecting the two mainlines. The closing of this acquisition is subject to, among other things, certain regulatory approvals.

        Customers.    Customers of the South Texas system are similar to those of the East Texas and Northeast Texas systems and the gathering and processing segment of the Midcoast system. The South Texas system does not make deliveries to wholesale customers.

        Supply and Demand.    Supply of natural gas for the South Texas system largely is affected by the rate of drilling of new wells, rate of depletion of natural gas reserves and competitively priced transportation rates. In order to maintain throughput on the South Texas system, Enbridge Partners must access new natural gas supplies to offset the natural decline in reserves as fields currently served are produced. The South Texas system includes an idle processing plant that could be restarted or relocated, and opportunities exist for the acquisition of other treating facilities in the general area of the South Texas system.

        The transmission pipelines that Enbridge Partners has the right to acquire are large diameter pipelines which traverse some of the most prolific onshore producing areas in South Texas. The terms of the acquisition also provide for the seller to enter into a contract under which it will pay for transportation services on a substantial minimum volume. Other opportunities that exist include opportunities to acquire adjacent gathering systems to gain additional exposure to incremental wellhead supply and expansion of gathering, compression and processing services to producer customers and marketers not currently served.

        Competition.    Competition experienced by the South Texas system is generally similar to that of the East Texas and Northeast Texas systems and the gathering and processing business of the Midcoast system.

Title to Properties

        Enbridge Partners currently conducts business and owns properties located in 10 states: Illinois, Indiana, Louisiana, Michigan, Minnesota, Montana, New York, North Dakota, Texas and Wisconsin. In general, the Lakehead, North Dakota and East Texas systems are located on land owned by others and are operated under perpetual easements and rights of way, licenses or permits that have been granted by private land owners, public authorities, railways or public utilities. The pumping stations, tanks, terminals and certain other facilities of these systems are located on land that is owned by Enbridge Partners, except for five pumping stations that are situated on land owned by others and used by Enbridge Partners under easements or permits. An affiliate of Enbridge Energy Company acquired parcels of property for the benefit of Enbridge Partners to allow for the construction of Phase II of the Terrace expansion program. The affiliate is continuing to sell these parcels to third parties while retaining an easement for the benefit of Enbridge Partners.

        Substantially all of the Lakehead system assets are subject to a first mortgage securing indebtedness of Enbridge Energy, Limited Partnership, a principal operating subsidiary of Enbridge Partners.

        Following its acquisition of the Midcoast, Northeast Texas and South Texas systems, Enbridge Partners will conduct business and own properties in seven additional states: Alabama, Arkansas, Kansas, Mississippi, Missouri, Oklahoma and Tennessee. In general, like the Lakehead, North Dakota and East Texas systems, the acquired systems are located on land owned by others and are operated under perpetual easements and rights of way, licenses or permits that have been granted by private land owners, public authorities, railways or public utilities.

        Some of the easements, rights-of-way, licenses and permits that will be acquired by Enbridge Partners through its acquisition of the acquired systems may require the consent of third parties, which in some instances is a governmental entity. Enbridge Partners believes that it has obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the acquired systems necessary for it to operate them in its business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, Enbridge Partners believes that these consents, permits or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits or authorizations will not have a material adverse effect on the operation of the acquired systems in its business.

        Enbridge Energy Company has agreed under the contribution agreement to indemnify Enbridge Partners for failure to have defensible title to certain of the assets included in the acquired systems and for failure to obtain certain regulatory certificates, consents and permits necessary to the conduct of business relating to the acquired systems.

        In connection with the acquisition of the acquired systems under the contribution agreement, certain filings with respect to title records will not be made prior to the closing of this offering. Enbridge Partners or its subsidiaries will make these filings upon the closing of this offering or as soon as practicable thereafter. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of acquisition by Enbridge Energy Company or Enbridge Partners and its subsidiaries, Enbridge Partners believes that none of these burdens should materially detract from the value of these properties or from its interest in these properties or should materially interfere with their use in the operation of Enbridge Partners' business.

Regulation

  Regulation by the FERC of Interstate Common Carrier Liquids Pipelines

        The Lakehead and North Dakota systems are interstate common carrier liquids pipelines subject to regulation by the FERC under the Interstate Commerce Act, which we refer to as the "ICA." As interstate common carriers, these pipelines provide service to any shipper who requests transportation services, provided that products tendered for transportation satisfy the conditions and specifications contained in the applicable tariff. The ICA requires Enbridge Partners to maintain tariffs on file with the FERC that set forth the rates it charges for providing transportation services on its interstate common carrier pipelines as well as the rules and regulations governing these services.

        The ICA gives the FERC the authority to regulate the rates Enbridge Partners charges for service on its interstate common carrier pipelines. The ICA requires, among other things, that such rates be "just and reasonable" and nondiscriminatory. The ICA permits interested persons to challenge new or proposed changes to existing rates and authorizes the FERC to suspend the effectiveness of such rates for a period of up to seven months and to order a hearing concerning such rates. If, upon completion of an investigation, the FERC finds that the new or changed rate is unlawful, it is authorized to require the carrier to refund the revenues in excess of the prior tariff during the term of the investigation. The FERC also may investigate, upon complaint or on its own motion, rates that are already in effect and may order a carrier to change its rates prospectively. Upon an appropriate showing, a shipper may obtain reparations for damages sustained for a period of up to two years prior to the filing of a complaint.

        On October 24, 1992, Congress passed the Energy Policy Act of 1992, which we refer to as the "Energy Policy Act." The Energy Policy Act deemed petroleum pipeline rates that were in effect for the 365-day period ending on the date of enactment and had not been subject to complaint, protest or investigation to be just and reasonable under the ICA (i.e., "grandfathered"). The Energy Policy Act also limited the circumstances under which a complaint can be made against such grandfathered rates. In order to challenge grandfathered rates, a party would have to show that it was previously contractually barred from challenging the rates or that the economic circumstances or the nature of service underlying the rate had substantially changed or that the rate was unduly discriminatory or preferential. These grandfathering provisions and the circumstances under which they may be challenged have received only limited attention from FERC, causing a degree of uncertainty as to their application and scope. The North Dakota system is largely covered by the grandfathering provisions of the Energy Policy Act. The Lakehead system is not covered by the grandfathering provisions of the Energy Policy Act.

        The Energy Policy Act required the FERC to issue rules establishing a simplified and generally applicable ratemaking methodology for petroleum pipelines, and to streamline procedures in petroleum pipeline proceedings. The FERC responded to this mandate by issuing Order No. 561, which, among other things, adopted an indexing rate methodology for petroleum pipelines. Under the regulations, which became effective January 1, 1995, petroleum pipelines are able to change their rates within prescribed ceiling levels that are tied to an inflation index. Rate increases made within the ceiling levels may be protested, but such protests must show that the rate increase resulting from application of the index is substantially in excess of the pipeline's increase in costs. If the indexing methodology results in a reduced ceiling level that is lower than a pipeline's filed rate, Order No. 561 requires the pipeline to reduce its rate to comply with the lower ceiling. A pipeline may not be required to reduce its rate below the level grandfathered under the Energy Policy Act. Under Order No. 561, a pipeline must, as a general rule, utilize the indexing methodology to change its rates. The FERC, however, retained cost-of-service ratemaking, market-based rates and settlement as alternatives to the indexing approach, which alternatives may be used in certain specified circumstances.

        Enbridge Partners believes that the rates charged for transportation services on its interstate common carrier liquids pipelines are just and reasonable under the ICA. However, because the rates that Enbridge Partners charges are subject to review upon an appropriately supported complaint, Enbridge Partners cannot predict what rates it will be allowed to charge in the future for service on its interstate common carrier liquids pipelines. Furthermore, because rates charged for transportation services must be competitive with those charged by other transporters, the rates set forth in Enbridge Partners' tariffs will be determined based on competitive factors in addition to regulatory considerations.

  Regulation by the FERC of Interstate Natural Gas Pipelines

        Enbridge Partners' AlaTenn Pipeline, MidLa Pipeline, Kansas Pipeline and UTOS Pipeline systems are interstate natural gas pipelines regulated by the FERC under the Natural Gas Act, or "NGA," and the Natural Gas Policy Act, or "NGPA." Each system operates under separate FERC-approved tariffs that establish rates, terms and conditions under which each system provides service to its customers. In addition, the FERC's authority over natural gas companies that provide natural gas pipeline transportation services in interstate commerce includes:

  •
  the certification and construction of new facilities;
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  the extension or abandonment of services and facilities;
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  the maintenance of accounts and records;
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  the acquisition and disposition of facilities;
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  the initiation and discontinuation of services; and
  •
  various other matters.

        Tariff changes can only be implemented upon approval by the FERC. There are two primary methods by which the rates, terms and conditions of service of an interstate pipeline may be changed. Under the first method, the company voluntarily seeks a tariff change by making a tariff filing with the FERC which justifies the proposed tariff change and provides notice, generally 30 days notice, to the appropriate parties. If the FERC determines that a proposed change may not be just and reasonable as required by the NGA, then the FERC may suspend such change for up to five months and set the matter for an administrative hearing. Subsequent to any suspension period ordered by the FERC, the proposed change may be placed into effect by the company pending final FERC approval. In most cases, a proposed rate increase is placed into effect before a final FERC determination on such rate increase, and the proposed increase is collected subject to refund (plus interest). Under the second method, the FERC may, on its own motion or based on a complaint, initiate a proceeding seeking to compel the company to change its rates, terms and/or conditions of service. If the FERC determines that the existing rates, terms and/or conditions of service are unjust, unreasonable, unduly discriminatory or preferential, then any rate reduction or change that it orders generally will be effective prospectively from the date of the FERC order requiring this change.

        Commencing in 1992, the FERC issued Order No. 636 and subsequent related orders, which we refer to collectively as "Order No. 636." Order No. 636 requires interstate pipelines to provide transportation and storage services separate, or "unbundled," from the pipelines' sales of natural gas. Also, Order No. 636 requires pipelines to provide open-access transportation and storage services on a basis that is equal for all shippers. The FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. The courts largely have affirmed the significant features of Order No. 636 and numerous related orders pertaining to individual pipelines, although the FERC continues to review and modify its open access regulations.

        In 2000, the FERC issued Order No. 637 and subsequent orders, which we refer to collectively as "Order No. 637." Order No. 637 imposes a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 revised the FERC pricing policy by waiving price ceilings for short-term released capacity for a two-year period ending September 30, 2002, and effected changes in the FERC regulations relating to scheduling procedures, capacity segmentation, pipeline penalties, rights of first refusal and information reporting. The U.S. Court of Appeals for the District of Columbia Circuit recently issued a decision that either upheld or declared premature for review most major aspects of Order No. 637. Order No. 637 required interstate natural gas pipelines to implement the policies mandated by the order through individual compliance filings. The FERC has now ruled on a number of the individual compliance filings, although its decisions in such proceedings remain subject to the outcome of pending rehearing requests and possible court appeals. Enbridge Partners cannot predict whether the FERC's actions will achieve the goal of increasing competition in markets in which it competes. However, Enbridge Partners does not believe that the effect on the operations of its interstate natural gas pipelines or its other pipeline operations, which indirectly are affected by the extent and nature of the FERC's jurisdiction over activities in interstate commerce, will be affected by any action taken materially differently than other companies with whom it competes.

        In addition to its jurisdiction over the UTOS system under the NGA and the NGPA, the FERC also has jurisdiction over the UTOS system and Enbridge Partners' offshore gathering systems under the Outer Continental Shelf Lands Act, or "OCSLA." The OCSLA requires that all pipelines operating on or across the outer continental shelf, which we refer to as the "OCS," provide open-access, non-discriminatory transportation service on their systems. In 2000, the FERC issued Order Nos. 639 and 639-A, which we refer to collectively as "Order No. 639," which required "gas service providers" operating on the OCS to make public their rates, terms and conditions of service. The purpose of Order No. 639 was to provide regulators and other interested parties with sufficient information to detect and to remedy discriminatory conduct by such service providers. In a recent decision, the U.S. District Court for the District of Columbia Circuit permanently enjoined the FERC from enforcing Order No. 639, on the basis that the FERC did not possess the requisite rule-making authority under the OCSLA for issuing Order No. 639. The FERC's appeal of the court's decision is pending in the U.S. Court of Appeals for the District of Columbia Circuit. Enbridge Partners cannot predict the outcome of this appeal, nor can it predict what further action the FERC will take with respect to this matter.

        On September 27, 2001, the FERC issued a Notice of Proposed Rulemaking in Docket No. RM01-10. The proposed rules would expand the FERC's current standards of conduct to include a regulated transmission provider and all of its energy affiliates. It is not known whether the FERC will issue a final rule in this docket and, if it does, whether Enbridge Partners could, as a result, incur increased costs and increased difficulty in its operations.

        Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

  Allowance for Income Taxes in Rates

        In a 1995 decision involving Enbridge Partners' Lakehead system, the FERC partially disallowed the inclusion of income taxes in the cost of service for the Lakehead system. Subsequent appeals of this ruling were resolved by settlement and were not adjudicated. In another FERC proceeding involving SFPP, L.P., an unrelated pipeline limited partnership, the FERC held that the limited partnership may not claim an income tax allowance for income attributable to non-corporate partners, both individuals and other entities. SFPP and other parties to the proceeding have appealed the FERC's orders to the U.S. Court of Appeals for the District of Columbia Circuit, which is holding the appeals in abeyance while the FERC resolves requests for rehearing of its orders. The effect of the FERC's policy stated in the Lakehead proceeding (and the results of the ongoing SFPP litigation regarding that policy) on Enbridge Partners is uncertain. Parties may challenge rates on Enbridge Partners' common carrier interstate liquids pipelines or its interstate natural gas pipelines on the basis that its rates are not just and reasonable because the level of income tax allowance in its rates exceeds that permitted under the Lakehead and/or SFPP decisions. While it is not possible to predict the likelihood that parties will assert such challenges or that such challenges would succeed, if such challenges were to be raised and succeeded, application of the Lakehead/

SFPP and related rulings would reduce permissible income tax allowance in any cost-of-service based rate, to the extent income tax is attributed to partnership interests held by individual partners rather than corporations.

  Intrastate Pipeline Regulation

        Enbridge Partners' intrastate liquids and natural gas pipeline operations generally are not subject to rate regulation by the FERC, but they are subject to regulation by various agencies of the states in which they are located. However, to the extent that its intrastate pipeline systems transport natural gas in interstate commerce, the rates, terms and conditions of such transportation service are subject to FERC jurisdiction under Section 311 of the NGPA, which regulates, among other things, the provision of transportation services by an intrastate natural gas pipeline on behalf of a local distribution company or an interstate natural gas pipeline. Most states have agencies that possess the authority to review and authorize natural gas transportation transactions and the construction, acquisition, abandonment and interconnection of physical facilities. Some states also have state agencies that regulate transportation rates, service terms and conditions and contract pricing to ensure their reasonableness and to ensure that the intrastate pipeline companies that they regulate do not discriminate among similarly situated customers.

  Conversions of Various Enbridge Partners Pipeline Companies

        In connection with the acquisition of the acquired systems, the entities that own the AlaTenn Pipeline and the MidLa Pipeline will be converted from corporations into limited liability companies. These conversions will occur under statutes that provide that the converted entity continues its legal existence as the same entity following conversion and continues to hold all of the same rights and obligations that it held prior to the conversion. The FERC generally has determined that a pipeline owner that converts from a corporation into a limited liability company in accordance with the appropriate statute is not required to seek FERC approval for the conversion. Rather, the FERC typically has recognized the converted entity by approving a new tariff that reflects the entity's new name and organizational form. The FERC has, however, indicated that if the conversion has potential rate or service implications, it could condition its approval of the new tariff in a manner that addresses any FERC rate or service concern. To date, we are not aware that the FERC has ever so conditioned any order approving the new tariff of a converted entity. However, in connection with the conversions of the entities that own the AlaTenn Pipeline and the MidLa Pipeline, the FERC could condition its approval on the satisfaction of conditions that the FERC determines are necessary to satisfy rate or service issues, such as the elimination by each of the allowance for income taxes in their respective rates.

        In addition, certain other subsidiaries of Enbridge Midcoast Energy, which are converting or merging into limited liability companies, could be required to reduce the rates that they charge for transactions under Section 311 of the NGPA, which are subject to FERC jurisdiction. Such rates can only be changed in the context of a future rate adjustment before the FERC.

        Enbridge Partners cannot predict what effect, if any, these pre-acquisition conversions will have on the rates the affected pipelines will be allowed to charge in the future.

  Gathering Pipeline Regulation

        Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of the FERC under the NGA. Enbridge Partners owns certain natural gas pipelines that it believes meet the traditional tests the FERC has used to establish a pipeline's status as a gatherer not subject to the FERC jurisdiction. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements, but generally does not entail rate regulation. Natural gas gathering may receive greater regulatory scrutiny at both the state and federal levels now that the FERC has taken a more light-handed approach to regulation of the gathering activities of interstate pipeline transmission companies and a number of such companies have transferred gathering facilities to unregulated affiliates. For example, the Texas Railroad Commission has approved changes to its regulations governing transportation and gathering services performed by intrastate pipelines and gatherers, which prohibit such entities from unduly discriminating in favor of their affiliates. Many of the producing states have adopted some form of complaint-based regulation that generally allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination. Enbridge Partners' gathering operations could be adversely affected should they be subject in the future to the application of state or federal regulation of rates and services. Enbridge Partners' gathering operations also may be or become subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. Enbridge Partners cannot predict what effect, if any, such changes might have on its operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

  Sales of Natural Gas, Crude Oil, Condensate and Natural Gas Liquids

        The price at which Enbridge Partners sells natural gas currently is not subject to federal regulation and, for the most part, is not subject to state regulation. Enbridge Partners' sales of natural gas are affected by the availability, terms and cost of pipeline transportation. As noted above, the price and terms of access to pipeline transportation are subject to extensive federal and state regulation. The FERC is continually proposing and implementing new rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies, that remain subject to the FERC's jurisdiction. These initiatives also may affect the intrastate transportation of natural gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry and these initiatives generally reflect more light-handed regulation. Enbridge Partners cannot predict the ultimate impact of these regulatory changes to its natural gas marketing operations, and Enbridge Partners notes that some of the FERC's more recent proposals may adversely affect the availability and reliability of interruptible transportation service on interstate pipelines. Enbridge Partners does not believe that it will be affected by any such FERC action materially differently than other natural gas marketers with whom it competes.

        Enbridge Partners' sales of crude oil, condensate and natural gas liquids currently are not regulated and are made at market prices. In a number of instances, however, the ability to transport and sell such products are dependent on pipelines whose rates, terms and conditions of service are subject to the FERC's jurisdiction under the ICA. Certain regulations implemented by the FERC in recent years could result in an increase in the cost of transportation service on certain petroleum products pipelines. However, Enbridge Partners does not believe that these regulations affect it any differently than other marketers of these products.

  Other Regulation

        The governments of the United States and Canada have, by treaty, agreed to ensure nondiscriminatory treatment for the passage of oil and natural gas through the pipelines of one country across the territory of the other. Individual border crossing points require U.S. government permits that may be terminated or amended at the will of the U.S. government. These permits provide that pipelines may be inspected by or subject to orders issued by federal or state government agencies.

Tariffs and Rate Cases

  Lakehead System

        Under published tariffs for transportation on the Lakehead system, the rates for transportation of light crude oil from Neche, North Dakota (unless otherwise stated) to principal delivery points at July 1, 2002 (including the tariff surcharges related to the Lakehead expansion) are set forth below.

Published Tariff Per Barrel
To Clearbrook, Minnesota	$0.173
To Superior, Wisconsin	$0.338
To Chicago, Illinois area	$0.691
To Marysville, Michigan area	$0.826
To Buffalo, New York area	$0.846
Chicago to the international border near Marysville	$0.306

        The rates at July 1, 2002 for medium and heavy crude oils are higher and those for NGLs are lower than the rates set forth in the table to compensate for differences in costs for shipping different types and grades of liquid hydrocarbons. Enbridge Partners periodically adjusts its tariff rates as allowed under the FERC's indexing methodology and the tariff agreement described below.

        Under a tariff agreement approved by the FERC in 1999, Enbridge Partners implemented a tariff surcharge for the Terrace expansion of approximately $0.013 per barrel (for light crude oil from the Canadian border to Chicago, Illinois). On April 1, 2001, the surcharge was increased to $0.026 per barrel. Subject to any adjustments permitted under the tariff agreement, this toll will be effective until April 1, 2004, when, absent any agreement from Enbridge Inc. stating otherwise, the toll will change to $0.007 per barrel to Enbridge Partners. This new toll will be in effect for the next six years, after which time it will return to $0.013 per barrel for Enbridge Partners. The tariff surcharge is based on the completion of all three phases of the Terrace expansion.

  Midcoast System

        Tariff rates on the FERC regulated Midcoast system pipelines vary by pipeline and by receipt point and delivery point. The rates charged for transmission of natural gas on pipelines not regulated by the FERC or a state agency are established by competitive forces. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Other Matters — Regulatory Matters" beginning on page 82 for a discussion of rate disputes and proceedings relating to the Kansas pipeline system.

Environmental and Safety Regulation

  General

        Enbridge Partners' pipelines and gathering and processing facilities are subject to extensive operational and safety regulation. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued a variety of rules and regulations that are binding on the pipeline industry. The failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the pipeline industry increases Enbridge Partners' cost of doing business and, consequently, affects its profitability. However, Enbridge Partners does not believe that it is affected in a significantly different manner by these regulations than its competitors. Due to the myriad and complex federal and state statutes and regulations that may affect us, directly or indirectly, the following discussion of certain statutes and regulations should not be considered an exhaustive review of all regulatory considerations affecting Enbridge Partners' operations.

  Pipeline Safety and Transportation Regulation

        Enbridge Partners' pipelines are subject to regulation by the U.S. Department of Transportation, or the "DOT," under the federal Hazardous Liquids Pipeline Safety Act, or the "HLPSA," relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. The HLPSA requires pipeline operators to comply with regulations issued pursuant to the HLPSA, to permit access to and allow copying of pipeline records, and to make certain reports and provide information as required by the Secretary of Transportation.

        The Pipeline Safety Act amends the HLPSA in several important respects. The Pipeline Safety Act requires the Research and Special Programs Administration, or "RSPA," of the DOT to consider environmental impacts, as well as DOT's traditional public safety mandate, when developing pipeline safety regulations. In August 2000, the DOT adopted pipeline operator qualification rules requiring minimum qualification requirements for personnel performing operations and maintenance on hazardous liquid pipelines. The DOT has also approved regulations that require operators of hazardous liquid pipelines in High Consequence Areas, such as densely populated or ecologically sensitive areas, to conduct risk assessments, utilize internal inspection devices or perform hydrotesting to assess pipeline integrity, and facilitate changes in operation and maintenance procedures to reduce the risk of public safety and environmental impacts from pipeline leaks or spills. Similar integrity management regulations are currently being developed for natural gas pipelines regulated by the DOT. Legislation that would increase the stringency of federal pipeline safety requirements is currently pending before the U.S. Congress. Although states are largely preempted by federal law from regulating pipeline safety, some states have assumed responsibility for enforcing federal intrastate pipeline regulations and for inspecting intrastate pipelines. The State of Texas, for instance, has already implemented its own integrity management regulations for natural gas pipelines.

        Enbridge Partners' trucking and railcar operations are also subject to safety and permitting regulation by the DOT and state agencies with regard to the safe transportation of hazardous materials and other materials. Enbridge Partners believes that its pipeline, trucking and railcar operations are in substantial compliance with applicable operational and safety requirements. Nevertheless, significant expenses could be incurred in the future if additional safety measures are required or if safety standards are raised and exceed the capabilities of its current pipeline control system or other safety equipment.

  Environmental Regulation

        General.    Enbridge Partners' operations are subject to complex federal, state, and local laws and regulations relating to the protection of health and the environment, including laws and regulations which govern the handling and release of crude oil and other liquid hydrocarbon materials. As with the petroleum industry in general, complying with current and anticipated environmental laws and regulations increases its overall cost of doing business, including its capital costs to construct, maintain, and upgrade equipment and facilities. While these laws and regulations affect its maintenance capital expenditures and net income, Enbridge Partners believes that they do not affect its competitive position since the operations of its competitors are similarly affected.

        In addition to compliance costs, violations of environmental laws or regulations can result in the imposition of significant administrative, civil and criminal fines and penalties and, in some instances, injunctions banning or delaying certain activities. Enbridge Partners believes that its operations are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change at the federal, state and local levels, and the clear trend is to place increasingly stringent limitations on activities that may affect the environment.

Therefore, Enbridge Partners is unable to predict the ongoing cost of complying with these laws and regulations or their future impact on its operations.

        There are also risks of accidental releases into the environment associated with Enbridge Partners' operations, such as leaks or spills of crude oil, natural gas or other substances from its pipelines or storage facilities. Such accidental releases could, to the extent not insured, subject Enbridge Partners to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for any related violations of environmental laws or regulations.

        Although Enbridge Partners is entitled in certain circumstances to indemnification from third parties for environmental liabilities relating to assets that it acquired from those parties, these contractual indemnification rights are limited and, accordingly, Enbridge Partners may be required to bear substantial environmental expenses.

        Enbridge Management will have managerial control over the operations of Enbridge Partners. Enbridge Partners will be primarily responsible for performing duties imposed under environmental laws, such as obligations to clean up hydrocarbons or other materials that are released into the environment. However, to the extent that Enbridge Partners incurs but does not perform or complete obligations imposed under environmental laws, Enbridge Management may be held liable for the costs and liabilities arising from those obligations as the party with managerial control over the operations of Enbridge Partners.

        Air Emissions.    Enbridge Partners' operations are subject to the federal Clean Air Act and comparable state and local statutes. These laws generally require facilities that emit air contaminants into the atmosphere to implement or achieve certain technological or performance-based emissions controls and to comply with various permitting, monitoring and reporting regulations. Amendments to the Clean Air Act enacted in 1990, as well as recent or soon to be adopted changes to state implementation plans implementing those amendments, require or will require most industrial operations in the United States to make capital expenditures in order to meet new air emission control standards developed by the U.S. Environmental Protection Agency, or the "EPA," and state environmental agencies. As a result of these amendments, Enbridge Partners' facilities are subject to increasingly stringent air emissions regulations, including requirements that some facilities install maximum or best achievable control technologies to reduce or eliminate regulated emissions. A number of Enbridge Partners' facilities are currently exempt from these air emissions regulations due to their age. Over the next several years, however, the exemptions for such "grandfathered" facilities are due to expire. Enbridge Partners anticipates, therefore, that it will incur certain capital expenses in the next several years for air pollution control equipment in connection with maintaining existing facilities and obtaining permits and approvals for any new or acquired facilities. For example, Enbridge Partners estimates it will incur up to $3.5 million in capital expenditures to upgrade its air pollution control equipment at the Tilden Gas Plant on the South Texas system. In addition, state and local air quality regulations can be more stringent than federal regulations in some circumstances, particularly in areas where national air quality standards have not been achieved. Although Enbridge Partners can give no assurances, it believes compliance with these Clean Air Act requirements will not have a material adverse effect on its financial condition or results of operations and that such requirements do not affect its competitive position since the operations of its competitors are similarly affected.

        Hazardous Substances and Waste Management.    The federal Comprehensive Environmental Response, Compensation and Liability Act, or "CERCLA" (also known as the "Superfund" law), and similar state laws, impose liability without regard to fault or the legality of the original conduct, on certain classes of persons, including the owners or operators of waste disposal sites and companies that disposed or arranged for disposal of hazardous substances found at such sites. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to public health or the environment at such disposal sites and to seek recovery of the costs they incur from the responsible classes of persons. Although "petroleum" is currently excluded from CERCLA's definition of a "hazardous substance," in the course of its ordinary operations Enbridge Partners may generate some wastes that fall within the definition of a "hazardous substance." Enbridge Partners may, therefore, be jointly and severally liable under CERCLA for all or part of any costs required to clean up and restore sites at which such wastes have been disposed. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Analogous state laws may apply to a broader range of substances than CERCLA and, in some instances, may offer fewer exemptions from liability. Enbridge Partners has not received any notification that it may be potentially responsible for cleanup costs under CERCLA or similar state laws.

        Enbridge Partners' operations also generate both hazardous and nonhazardous wastes that are subject to the requirements of the federal Resource Conservation and Recovery Act, or "RCRA," and comparable state statutes. Enbridge Partners is not currently required to comply with a substantial portion of RCRA's requirements as its operations generate minimal quantities of hazardous wastes. From time to time, however, the EPA has considered making changes in nonhazardous waste standards that would result in stricter disposal requirements for these wastes, including certain petroleum wastes. Furthermore, it is possible that some of the wastes Enbridge Partners generates that are currently classified as nonhazardous may in the future be reclassified as "hazardous wastes," which would trigger more rigorous and costly disposal requirements. In addition, analogous state and local laws may impose more stringent waste disposal requirements or apply to a broader range of wastes. While federal or state regulatory changes could result in an increase in Enbridge Partners' maintenance capital expenditures and operating expenses, Enbridge Partners believes that they would not effect its competitive position since the operations of its competitors would be similarly affected.

        Water.    The Federal Water Pollution Control Act, also known as the Clean Water Act, and similar state laws place strict limits on the discharge of contaminants into federal and state waters. Regulations under these laws prohibit such discharges unless authorized by and in compliance with a National Pollutant Discharge Elimination System permit or an equivalent state permit. The Clean Water Act and analogous state laws allow significant penalty assessments for unauthorized releases of water pollution and impose substantial liability for the costs of cleaning up spills and leaks into the water. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of stormwater runoff from certain types of facilities. State laws may also place restrictions and cleanup requirements on the release of pollution into groundwater. Enbridge Partners believes that it will be able to obtain, or be covered under, any required Clean Water Act permits and that compliance with the conditions of those permits will not have a material effect on its operations.

        The Oil Pollution Act, or "OPA," was enacted in 1990 and amends parts of the Clean Water Act and other statutes as they pertain to the prevention of and response to oil spills. Under the OPA, Enbridge Partners could be subject to strict, joint and potentially unlimited liability for removal costs and other consequences of an oil spill from its facilities into navigable waters, along shorelines or in an exclusive economic zone of the United States. The OPA also imposes certain spill prevention, control and countermeasure requirements, such as the preparation of detailed oil spill emergency response plans and the construction of dikes or other containment structures to prevent contamination of navigable or other waters in the event of an oil overflow, rupture or leak. Enbridge Partners believes it is in material compliance with these laws.

        Employee Health and Safety.    The workplaces associated with Enbridge Partners' operations are subject to the requirements of the federal Occupational Safety and Health Act, or "OSHA," and comparable state statutes that regulate worker health and safety. In addition, some states have received authorization to implement their own occupational safety and health programs in lieu of the federal program. Enbridge Partners has an ongoing safety training program for its employees and believes that its operations are in material compliance with applicable occupational health and safety requirements, including general industry standards, record keeping requirements, monitoring of occupational exposure to regulated substances, and hazard communication standards.

        Site Remediation.    Enbridge Partners owns and operates a number of pipelines, gathering systems, storage facilities and processing facilities that have been used to transport, distribute, store and process crude oil, natural gas and other petroleum products for many years. Certain facilities, including the Lakehead system, have been operated by Enbridge Partners or its predecessors for more than 50 years. Many of the other facilities of Enbridge Partners were previously owned and operated by third parties whose handling, disposal and release of petroleum and waste materials were not under Enbridge Partners' control. The age of the facilities combined with the past operating and waste disposal practices, which were standard for the industry at the time, have resulted in soil and groundwater contamination at some facilities due to historical spills and releases. Such contamination is not unusual within the petroleum industry. Any historical contamination found on, under or originating from Enbridge Partners' properties may be subject to CERCLA, RCRA and analogous state laws as described above. Under these laws, Enbridge Partners could incur substantial expense to remediate any such contamination, including contamination caused by prior owners and operators. In addition, Enbridge Management, as the entity with managerial responsibility for Enbridge Partners, could also be liable for such costs to the extent that Enbridge Partners is unable to fulfill its obligations. Enbridge Partners has conducted site investigations at some of its facilities to assess historical environmental issues, and it is currently addressing soil and groundwater contamination at various facilities through remediation and monitoring programs, with oversight by the applicable government agencies where appropriate.

        Most of the environmental site investigations of Enbridge Partners' facilities were performed in connection with the acquisition of assets from third parties. Environmental liabilities identified in these investigations were handled in several ways. In some instances, historical environmental liabilities were assumed upon the acquisition of assets. In connection with one acquisition, Enbridge Partners has been advised that the total cost to remediate environmental contamination at several sites on the Northeast Texas system is estimated to be approximately $7.0 million. In other circumstances, assets were acquired subject to indemnities from the sellers which are intended to protect Enbridge Partners from specific historical environmental liabilities. There are also instances where only parts of assets were acquired, leaving the seller with the portions believed to be more severely affected by historical environmental liabilities. In connection with Enbridge Partners' acquisition of the Midcoast, Northeast Texas and South Texas systems under the contribution agreement, Enbridge Energy Company has agreed to indemnify Enbridge Partners and other related persons for certain environmental liabilities of which Enbridge Energy Company has knowledge and which it did not disclose under the contribution agreement. Enbridge Energy Company will not be required to indemnify Enbridge Partners under the contribution agreement until the aggregate liabilities, including environmental liabilities, exceed $20 million, and Enbridge Energy Company's aggregate liability under the contribution agreement, including environmental liabilities, may not exceed, with certain exceptions, $150 million. Enbridge Partners will be liable for any environmental conditions related to the acquired systems that were not known to Enbridge Energy Company or were disclosed under the contribution agreement. In addition, Enbridge Partners will be liable for all removal, remediation and disposal of all asbestos containing materials and all naturally occurring radioactive materials associated with the Northeast Texas system and for which Enbridge Energy Company is liable to the prior owner of that system.

        Although Enbridge Partners believes these indemnities and carve outs provide valuable protection, it is possible that the sellers from whom these assets were purchased will not be able to satisfy their indemnity obligations or their remedial obligations related to retained liabilities or properties. In this case, it is possible that governmental agencies or third party claimants could assert that Enbridge Partners may be liable or bears some responsibility for such obligations.

        Enbridge Partners could also experience future spills or releases from its pipelines, gathering systems, storage facilities, or trucking or rail operations, or it could discover historical releases that were previously unidentified. To guard against these risks, Enbridge Partners maintains an extensive inspection and maintenance program designed to prevent, detect and address such releases promptly, and it has obtained insurance policies designed to provide additional protection against unknown historical environmental liabilities related to certain assets, including the Northeast Texas and East Texas systems. Enbridge Partners could nevertheless incur significant penalties, damages and remedial liabilities arising from future spills or the discovery of previously unknown historical releases. Such liabilities could have a material adverse effect on Enbridge Partners' financial condition and results of operations.

        On July 4, 2002, Enbridge Partners experienced a crude oil leak from a 34-inch pipeline on the Lakehead system near Cohasset, Minnesota. Approximately 6,000 barrels of crude oil were released into a wetland area near the Mississippi River. The spill was contained within the wetland area and the crude oil floating on the surface of the wetland was eliminated through a controlled burn. Pipeline repairs commenced immediately after the controlled burn, and the 34-inch pipeline was restored to service on July 8, 2002. Restoration of the affected wetland area is now underway, but remediation activities will take several weeks to complete and full restoration of the affected area will take more than a year. A large quantity of soil that was affected by the crude oil, consisting mostly of peat, may need to be removed and replaced. Although the 34-inch pipeline was restored to service on July 8, 2002, it is currently operating at reduced pressure while Enbridge Partners determines the cause of the spill and whether any action is required to prevent a similar spill in the future.

        Enbridge Partners has been working closely with federal, state, and local governmental entities on all matters relating to the spill, but it is still possible that a governmental entity may seek to impose a fine or penalty on Enbridge Partners as a result of the spill. The estimated cost of the site cleanup and restoration is approximately $6 million, $4 million of which is expected to be covered by insurance. These costs are expected to be incurred by the end of 2002. Pipeline integrity work that was planned for future years will be advanced as a result of the leak. The pipeline integrity work is expected to include approximately $4 million in operating expenses, the majority of which are expected to be incurred by the end of 2002, and $2 million in capital expenditures, which are expected to be incurred by the end of 2003.

Employees

        None of Enbridge Management, Enbridge Partners or its general partner, Enbridge Energy Company, has any employees. As discussed under "Business — Enbridge Management" beginning on page 88, Enbridge Energy Company will delegate to us, pursuant to the delegation of control agreement, substantially all of the responsibility for the day-to-day management and operation of Enbridge Partners. Enbridge Energy Company will, however, retain certain functions and approval rights over the operations of Enbridge Partners. To fulfill our management obligations, we will enter into agreements with Enbridge Inc. and several of its subsidiaries to provide us with the necessary services and support personnel, who will act on our behalf as our agents. Enbridge Partners is ultimately responsible for reimbursing these service providers based on the costs that they incur in performing these services.

Insurance

        The operations of Enbridge Partners are subject to many hazards inherent in the liquid petroleum and natural gas gathering, processing and transmission industry. Enbridge Partners maintains insurance coverage for its operations and properties considered to be customary in the industry. There can be no assurance, however that insurance coverages maintained by Enbridge Partners will be available or adequate for any particular risk or loss or that it will be able to maintain adequate insurance in the future at rates it considers reasonable. Although management believes that the assets of Enbridge Partners are adequately covered by insurance, a substantial uninsured loss could have a material adverse effect on Enbridge Partners' financial position, results of operations or cash flows.

MANAGEMENT OF ENBRIDGE MANAGEMENT

Directors and Executive Officers

        Our business and affairs will be managed by a board of managers whom we call our directors.

        Our directors and executive officers have served since our formation on May 14, 2002.

        The following table sets forth specific information for our executive officers and directors. All of our directors are elected annually by, and may be removed by, Enbridge Energy Company as the sole owner of our voting shares. Executive officers are appointed for one-year terms.

Name	Age	Position with Enbridge Management	Approximate Percentage of Officer's Time Devoted to Enbridge Management
J.R. Bird	53	Director	N/A
P.D. Daniel	55	Director	N/A
E.C. Hambrook	65	Director	N/A
G.K. Petty	60	Director	N/A
C.A. Russell	69	Director	N/A
D.P. Truswell	59	Director	N/A
Dan C. Tutcher	53	President and Director	80%
G.L. Sevick	46	Vice President — Operations	50%
T.L. McGill	47	Vice President — Commercial Activity & Business Development	90%
M.A. Maki	37	Controller	90%
A. Monaco	42	Treasurer	50%
J.L. Balko	36	Chief Accountant	90%
E.C. Kaitson	45	Corporate Secretary	90%

        J.R. Bird was elected a director of Enbridge Management upon its formation. Mr. Bird was elected a director of Enbridge Energy Company in September 2000 and served as President from September 2000 until June 2001. Mr. Bird previously served as Treasurer of the Enbridge Energy Company from October 1996 through October 1997. He also currently serves as Group Vice President, Transportation — North of Enbridge Inc. since May 2001 and President of Enbridge Pipelines since September 2000. Prior to that time he served as Senior Vice President, Corporate Planning and Development of Enbridge Inc. from August 1997 through August 2000 and as Vice President and Treasurer of Enbridge Inc. from January 1995 to August 1997.

        P.D. Daniel was elected a director of Enbridge Management upon its formation. Mr. Daniel was elected a director of Enbridge Energy Company in July 1996 and served as its President from July 1996 through October 1997. Mr. Daniel has served as President of Enbridge Inc. since September 2000 and as Chief Executive Officer of Enbridge Inc. since January 2001. Prior to that time Mr. Daniel also served as President and Chief Operating Officer — Energy Delivery of Enbridge Inc. from June 1998 to December 2000. Prior to that time Mr. Daniel served as Executive Vice President and Chief Operating Officer — Energy Transportation Services of Enbridge Inc. from September 1997 through June 1998, as Senior Vice President of Enbridge Inc. from May 1994 to August 1997, as President and Chief Executive Officer of Enbridge Pipelines from August 1996 to August 1997, and as President and Chief Operating Officer of Enbridge Pipelines from May 1994 to August 1996.

        E.C. Hambrook was elected a director of Enbridge Management upon its formation. Mr. Hambrook was elected a director of Enbridge Energy Company in January 1992 and served as Chairman of Enbridge Energy Company from July 1996 until July 1999. Mr. Hambrook has served as President of Hambrook Resources, Inc. since its inception in 1991. Hambrook Resources, Inc. is a real estate investment, marketing and sales company.

        G.K. Petty was elected a director of Enbridge Management upon its formation. Mr. Petty was elected a director of Enbridge Energy Company on February 22, 2001 and serves on its Audit, Finance & Risk Committee. Mr. Petty has served as a director of Enbridge Inc. since January 2001 and as a director of CAE Incorporated since August 1996. Mr. Petty served as President and Chief Executive Officer of Telus Corporation, a Canadian telecommunications company, from November 1994 to November 1999. Mr. Petty is a business consultant providing executive management consulting services to the telecommunications industry.

        C.A. Russell was elected a director of Enbridge Management upon its formation. Mr. Russell was elected a director of Enbridge Energy Company in October 1985 and serves as the Chairman of its Audit, Finance & Risk Committee. Mr. Russell served as Chairman and Chief Executive Officer of Norwest Bank Minnesota North, N.A. (now known as Wells Fargo Bank), from January through December 1995. He also served as a director of Minnesota Power and Light Co. (now known as Allete) until May 1996. Other than in his service as a director of the Enbridge Management and Enbridge Energy Company, Mr. Russell is retired

        D.P. Truswell was elected a director of Enbridge Management upon its formation. Mr. Truswell was elected a director of Enbridge Energy Company in 1991. Since September 2000, Mr. Truswell has served as Group Vice President and Chief Financial Officer of Enbridge Inc. and from May 1994 through August 2000 served as Senior Vice President and Chief Financial Officer of Enbridge Inc.

        Dan C. Tutcher was elected a director and was appointed President of Enbridge Management upon its formation. Mr. Tutcher was elected a director and was appointed President of Enbridge Energy Company in June 2001. He also currently serves as Group Vice President, Transportation — South of Enbridge Inc., as well as President of Enbridge Midcoast Energy, Inc. He was previously Chairman of the Board, President and Chief Executive Officer of Midcoast Energy Resources, Inc. from its formation in 1992 until it was acquired by Enbridge Inc. on May 15, 2001.

        G.L. Sevick was appointed Vice President, Operations of Enbridge Management upon its formation. Mr. Sevick was appointed Vice President, Operations of Enbridge Energy Company in June 2001. He has served as Vice President, Canadian Operations for Enbridge Pipelines since 1999. Prior to that time, he served as Vice President, Engineering & Logistics of Enbridge Consumers Gas from 1998 to 1999 and Senior Vice President, Distribution Operations of Enbridge Consumers Gas from 1996 to 1998.

        T.L. McGill was appointed Vice President — Commercial Activity and Business Development of Enbridge Management upon its formation. Mr. McGill was appointed Vice President — Commerical Activity and Business Development of Enbridge Energy Company in April 2002. Prior to that time, Mr. McGill was President of Columbia Gulf Transmission Company from January 1996 to March 2002. Prior to that time, Mr. McGill provided consulting services to natural gas, electric and other energy firms.

        M.A. Maki was appointed Controller of Enbridge Management upon its formation. Mr. Maki was appointed Controller of Enbridge Energy Company in June 2001. Prior to that time, he served as Controller, Enbridge Pipelines since September 1999. Prior to that time, he served as Chief Accountant of Enbridge Energy Company from June 1997 to August 1999.

        A. Monaco was appointed Treasurer of Enbridge Management upon its formation. Mr. Monaco was appointed Treasurer of Enbridge Energy Company in February 2002. He currently serves as Vice President, Financial Services of Enbridge Inc. and prior to that time as Director, Financial Services since 2000. Prior to that time, he served as Director, Investor Relations since 1997.

        J.L. Balko was appointed Chief Accountant of Enbridge Management upon its formation. Ms. Balko has served as Chief Accountant of Enbridge Energy Company since October 1999. Prior to that time, she served in supervisory positions in accounting with Enbridge Pipelines since January 1998, and was with The Westaim Corporation, an investor in, and manufacturer of, industrial technologies in various industries, including the biomedical and semiconductor industries, from November 1995 to December 1997.

        E.C. Kaitson was appointed Corporate Secretary of Enbridge Management upon its formation. Mr. Kaitson has served as Corporate Secretary of Enbridge Energy Company since November 2001. He also currently serves as Associate General Counsel, Transportation Group South of Enbridge Inc. He was previously Assistant Corporate Secretary and General Counsel of Midcoast Energy Resources, Inc. from 1997 until it was acquired by Enbridge Inc. on May 15, 2001.

Committees of the Board of Directors

        We anticipate that we will have an audit committee composed of our three independent directors, E.C. Hambrook, G.K. Petty and C.A. Russell, upon the closing of the sale of shares offered by this prospectus.

Executive Compensation

        Because we were formed in 2002, our directors and executive officers did not receive any compensation from us in 2001. We have made no decision regarding 2002 compensation for our executive officers. We will be reimbursed by Enbridge Partners for the aggregate amount of compensation we pay our executive officers and other employees.

Director Compensation

        Officers or employees of Enbridge Energy Company who also serve as our directors will not receive additional compensation. Each independent director will receive an annual fee of $7,500 for his services to us plus $500 for each meeting of the board of directors or a committee of the board of directors that he attends. In addition, each independent director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is indemnified by us for actions associated with being a director to the full extent permitted under Delaware law.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information, as of August 15, 2002, regarding the beneficial ownership of our shares sold in this offering and our voting shares by affiliates of Enbridge Inc.

	Enbridge Management — Shares
	Before the Offering		After the Offering
	Number of Shares	Percent of Class	Number of Shares	Percent of Class
Enbridge Energy Company	0	0%	500,000	5%
	Enbridge Management — Voting Shares
	Before the Offering		After the Offering
	Number of Shares	Percent of Class	Number of Shares	Percent of Class
Enbridge Energy Company	1	100%	1	100%

        The following table sets forth information as of June 1, 2002, regarding (a) the beneficial ownership of (i) common units of Enbridge Partners and (ii) the common stock of Enbridge Inc., the parent company of the general partner of Enbridge Partners, by all directors of Enbridge Energy Company, each of the named executive officers and all directors and executive officers as a group and (b) all persons known by Enbridge Energy Company to own beneficially more than 5% of Enbridge Partners' common units.

	Amount and Nature of Beneficial Ownership(1)
	Common Units(2)		Enbridge Inc. Voting Stock
	Number of Units(3)	Percent	Number of Shares(4)	Percent
J.R. Bird	—	—	8,887	*
P.D. Daniel	—	—	88,522	*
E.C. Hambrook	1,000	*	—	*
G.K. Petty	1,000	*	4,783	*
C.A. Russell	—	—	—	—
D.P. Truswell	—	—	58,888	*
Dan C. Tutcher	20,200	*	452,539	*
Directors and Executive Officers as a group (13 persons)	22,200	*	620,129	*
Enbridge Energy Company	3,912,750	11.1%	—	—
Goldman, Sachs & Co.(5)	2,413,517	6.9%	*	*

*
Less than 1%.
(1)
Except as noted otherwise, all common units and Enbridge Inc. shares involve sole voting power and sole investment power.
(2)
Except for Enbridge Energy Company, all persons listed own Class A common units only. Enbridge Energy Company owns all of the outstanding Class B common units and no Class A common units.
(3)
As of June 1, 2002, Enbridge Partners had 35,226,384 common units issued and outstanding.
(4)
As of June 1, 2002, Enbridge Inc. had a total of 163,866,788 shares of outstanding voting common stock issued and outstanding.
(5)
Based on information reported in a Form 13G/A filed with the SEC on February 14, 2002. As noted on such Form 13G/A, Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. each disclaim beneficial ownership of the securities beneficially owned by (a) any client accounts with respect to which Goldman, Sachs & Co. or its employees have voting or investment discretion or both, and (b) certain investment entities, of which a subsidiary of The Goldman Sachs Group, Inc. or Goldman, Sachs & Co. is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than The Goldman Sachs Group, Inc., Goldman, Sachs & Co. or their affiliates.

DESCRIPTION OF OUR SHARES

        The following is a summary of the principal documents that relate to our shares, as well as documents that relate to the i-units we will purchase upon completion of the offering. Copies of those documents are on file with the SEC as part of our registration statement. Please read "Where You Can Find More Information" on page 166 for information on how to obtain copies. You should refer to the provisions of each of the following agreements because they, and not this summary, will govern your rights as a holder of shares. These agreements include:

  •
  our limited liability company agreement, which provides for the issuance of the shares, distributions, limited voting rights and the indemnification of us by Enbridge Partners and Enbridge Energy Company;
  •
  the Enbridge Inc. purchase provisions, which are part of our limited liability company agreement and which provide for the purchase of our shares by Enbridge Inc. in the limited circumstances set forth in our limited liability company agreement;
  •
  the Enbridge Inc. tax indemnification agreement, which generally provides that Enbridge Inc. will indemnify us for any tax liability attributable to our formation, our management of Enbridge Partners or our ownership of the i-units and for any taxes arising out of a transaction involving the i-units to the extent the transaction does not generate sufficient cash to pay such taxes;
  •
  the Enbridge Partners limited partnership agreement which establishes the i-units as a class and specifies the relative rights and preferences of the i-units; and
  •
  the delegation of control agreement, which delegates to us substantially all of Enbridge Energy Company's power and authority to manage and control the business and affairs of Enbridge Partners and its operating subsidiaries, subject to the right of the general partner of Enbridge Partners to approve specified actions.

Distributions

        Under the terms of our limited liability company agreement, except in connection with our liquidation, we will not pay distributions on our shares in cash but instead will make distributions of additional shares or fractions of shares. When Enbridge Partners makes a cash distribution on its common units, we will distribute on each of our shares that fraction of a share determined by dividing the amount of the cash distribution paid by Enbridge Partners on each common unit by the average market price of one of our shares during the 10-trading day period ending immediately prior to the date on which the shares begin to trade ex-dividend under the rules of the principal national securities exchange on which they are listed or admitted to trading from time to time.

        Enbridge Partners has been distributing all of its "available cash" to its general partner and common unitholders of record on the applicable record date within approximately 45 days after the end of each quarter. "Available cash" is defined in the partnership agreement of Enbridge Partners, and it generally means, for any calendar quarter, all cash received by Enbridge Partners from all sources, plus net reductions to cash reserves, less all of its cash disbursements and net additions to cash reserves. Enbridge Partners increased its regular quarterly distribution from $0.875 to $0.90 per common unit effective with the distribution paid on February 14, 2002. On August 14, 2002, Enbridge Partners paid a regular quarterly cash distribution of $0.90 to its common unitholders, its third distribution at the rate of $0.90 per quarter, or $3.60 per common unit on an annualized basis.

        Concurrently with the closing of this offering, the Enbridge Partners partnership agreement will be amended to provide for distributions of cash with respect to common units and the general partner interest and for an automatic increase in the number of i-units we own after each such distribution, except in the event of a liquidation or dissolution. As a result of these amendments,

Enbridge Partners will make non-liquidating distributions in cash to owners of common units and to the general partner and, instead of receiving cash distributions, the number of i-units we own will increase automatically with the result that the number of i-units we own will equal the number of our shares and voting shares that are then outstanding.

        We will distribute additional shares to owners of our shares if owners of common units receive a cash distribution or other cash payment on their common units other than a regular quarterly distribution. In that event, we will distribute on each share that fraction of a share determined as described above.

        Our limited liability company agreement provides that we may not declare any distribution on our shares after Enbridge Inc. gives notice to us that it has elected to purchase our shares under the terms of the purchase provisions.

        There will be no public market for trading fractional shares. No fraction of a share can be traded on any exchange on which our shares are listed until a holder acquires the remainder of the fraction and has a whole share.

        The term "average market price" is used above in connection with the share distributions, and it is used below in connection with the purchase of our shares by Enbridge Inc. When we refer to the average market price of a share or a Class A common unit, we mean the average closing price of a share or Class A common unit during the ten consecutive trading days prior to the determination date but not including that date, unless a longer or shorter number of trading days is expressly noted.

        The "closing price" of securities on any day means:

  •
  for securities listed on a national securities exchange, the last sale price for that day, or, if there are no sales on that day, the average of the closing bid and asked prices for that day, in either case as reported in the principal composite transactions reporting system for the principal United States national securities exchange on which the securities are listed;
  •
  if the securities are not listed on a United States national securities exchange on that day, the last quoted price on that day, or, if no price is quoted, the average of the high bid and low asked prices on that day, each as reported by the NASDAQ;
  •
  if on that day the securities are not so quoted, the average of the closing bid and asked prices on that day furnished by a professional market maker in the securities selected by our board of directors (or, in the cases of purchases of our shares by Enbridge Inc. as described under "— Special Purchase Events" or "— Optional Purchase Events," the board of directors of Enbridge Inc.); or
  •
  if on that day no market maker is making a market in the securities, the fair value of the securities as determined by our board of directors (or, in the cases of purchases of our shares by Enbridge Inc. as described under "— Special Purchase Events" or "— Optional Purchase Events," the board of directors of Enbridge Inc.).

        A "trading day" for securities means a day on which:

  •
  the principal United States national securities exchange on which the securities are listed is open for business, or
  •
  if the securities are not listed on any United States national securities exchange, a day in which banking institutions in New York, New York generally are open.

        Distributions will be made in accordance with the distribution standards of the principal national securities exchange on which our shares are listed or admitted to trading from time to time.

Covenants

        Our limited liability company agreement provides that our activities will be limited to being a limited partner in, and managing and controlling the business and affairs of, Enbridge Partners and its subsidiaries. It also requires that our issuance of classes of shares, other than the class of shares being sold in this offering and the class of voting shares currently owned by Enbridge Energy Company, be approved by the owners of our outstanding shares and further includes covenants that prohibit us from:

  •
  using the proceeds from our sale of shares in this offering other than for the purchase of i-units from Enbridge Partners and the purchase and tax indemnity obligations from Enbridge Inc.;
  •
  borrowing money or issuing debt;
  •
  selling, pledging or otherwise transferring any i-units;
  •
  issuing options, warrants or other securities entitling the holder to purchase our shares;
  •
  purchasing any of our shares, including voting shares; or
  •
  liquidating, merging or recapitalizing.

These covenants and other matters can be amended, waived or approved, as applicable, by the owners of our shares as described under "—Limited Voting Rights" below.

        Additionally, under our limited liability company agreement, Enbridge Inc. has agreed that neither it nor any of its affiliates will take any action that would result in Enbridge Inc. and its affiliates ceasing to be the beneficial owners of more than 50% of the total voting power of the general partner of Enbridge Partners, unless:

  •
  prior to taking such action it has notified us and Enbridge Partners that, upon the occurrence of such action, Enbridge Inc. will acquire all of our shares as more fully described under "—Special Purchase Events" below; or
  •
  following the occurrence of such action another person will become the beneficial owner of more than 50% of the total voting power of the general partner of Enbridge Partners, and such person:
  —
  is organized under the laws of a state in the United States;
  —
  has long term unsecured debt with an investment grade credit rating as determined by Moody's Investor Services, Inc. and Standard & Poor's Rating Service immediately prior to the closing of the transaction; and
  •
  assumes all of Enbridge Inc.'s obligations under the purchase provisions and the tax indemnification agreement.

This covenant can be amended or waived by the owners of our shares as described under "—Limited Voting Rights" below.

        Upon the closing of this offering, the Enbridge Partners partnership agreement will be amended to provide that Enbridge Partners will not:

  •
  issue any of its i-units to any person other than us;
  •
  except in liquidation, make a distribution on an i-unit other than in additional i-units or a security that has in all material respects the same rights and privileges as the i-units;
  •
  make a distribution on a common unit other than in cash, additional common units or a security that has in all material respects the same rights and privileges as the common units;

  •
  make a tender offer for common units unless the consideration payable in such tender offer:
  —
  is exclusively cash; and
  —
  together with any cash payable in respect of any other tender offer by Enbridge Partners for the common units concluded within the preceding 360 days and the aggregate amount of any cash distributions to all owners of common units made within the preceding 360-day period is less than 12% of the aggregate average market value of all classes of units of Enbridge Partners determined on the trading day immediately preceding the commencement of the tender offer;
  •
  allow an owner of common units to receive any consideration other than cash, common units or a security that has in all material respects the same rights and privileges as the common units, or allow us, as the owner of the i-units, to receive any consideration other than additional i-units or a security that has in all material respects the same rights and privileges as the i-units, in either case, in a:
  —
  merger transaction, if the unitholders of Enbridge Partners immediately prior to the transaction own more than 50% of the common equity securities of the survivor immediately after the transaction; or
  —
  recapitalization, reorganization or similar transaction;
  •
  be a party to a merger, sell all or substantially all of its assets to another person or enter into similar transactions if:
  —
  the survivor of the merger or the other person is to be controlled by Enbridge Inc. or its affiliates after the transaction; and
  —
  the transaction would result in the occurrence of a special purchase event described under "—Special Purchase Events" below; or
  •
  take any action that would result in the occurrence of either of the events described below, unless prior to the occurrence of the event Enbridge Inc. has notified us and Enbridge Partners that upon the occurrence of the event Enbridge Inc. will acquire all of our outstanding shares as more fully described under "—Special Purchase Events" below:
  —
  aggregate distributions or other payments by Enbridge Partners on each common unit, other than in common units or in securities that have in all material respects the same rights and privileges as common units but including pursuant to an issuer tender offer by Enbridge Partners, during a 360-day period exceeding 50% of the average market price of a common unit for the 10-trading day period ending on the trading day immediately prior to the beginning of that 360-day period;
  —
  the merger of Enbridge Partners with another entity where Enbridge Partners is not the surviving entity, or the sale of all or substantially all of Enbridge Partners' assets, unless in the transaction:
  —
  the only consideration that we receive in exchange for our i-units is a security that has in all material respects the same rights and privileges as the i-units; and
  —
  the only consideration that the owners of common units receive in exchange for their common units is a security that has in all material respects the same rights and privileges as the common units and/or cash, and the amount of cash received per common unit does not exceed 33 1/3% of the average market price of a common unit for the 10-trading day period ending on the trading day immediately prior to the date of execution of the definitive agreement for the transaction.

These covenants can be amended or waived by the owners of the i-units as described under "—Limited Voting Rights" below.

Special Purchase Events

  General

        Enbridge Partners has agreed that it will not take any action that would result in the occurrence of either of the events described in (1) or (2) below and Enbridge Inc. has agreed that it will not take any action that would result in the occurrence of the event described in (3) below unless prior to the occurrence of any such event, Enbridge Inc. has notified us and Enbridge Partners that upon the occurrence of such event Enbridge Inc. will purchase all of our outstanding shares.

        These special purchase events include:

  (1)
  aggregate distributions or other payments by Enbridge Partners on each common unit, other than in common units or in securities which have in all material respects the same rights and privileges as common units but including pursuant to an issuer tender offer by Enbridge Partners, during a 360-day period exceeding 50% of the average market price of a Class A common unit during the 10 trading-day period ending on the trading day immediately prior to the beginning of that 360-day period.
  (2)
  the merger of Enbridge Partners with another entity where Enbridge Partners is not the surviving entity, or the sale of all or substantially all of Enbridge Partners' assets, unless in the transaction:
  —
  the only consideration that we receive in exchange for our i-units is a security that has in all material respects the same rights and privileges as the i-units; and
  —
  the only consideration that the owners of common units receive in exchange for their common units is a security that has in all material respects the same rights and privileges as the common units and/or cash, and the amount of cash received per common unit does not exceed 33 1/3% of the average market price of a Class A common unit for the 10 trading day period ending on the trading day immediately prior to the date of execution of the definitive agreement for the transaction; or
  (3)
  Enbridge Inc. or its affiliates taking any action that would result in Enbridge Inc. and its affiliates ceasing to be the beneficial owners, as defined in Rule 13d-3 and 13d-5 under the Securities Exchange Act of 1934, of more than 50% of the total voting power of the general partner of Enbridge Partners, unless, following the occurrence of such action, another person will become the beneficial owner of more than 50% of the total voting power of the general partner of Enbridge Partners, and such person:
  —
  is organized under the laws of a state in the United States;
  —
  has long term unsecured debt with an investment grade credit rating, as determined by Moody's Investor Services, Inc. and Standard & Poor's Rating Service, immediately prior to the closing of the transaction; and
  —
  assumes all obligations of Enbridge Inc. under the purchase provisions and the tax indemnification agreement.

        The purchase price for the shares in the event of a purchase by Enbridge Inc. upon the occurrence of a special purchase event will be equal to the higher of the average market price of the shares and the Class A common units as determined for a 10-trading day period ending on the trading day immediately prior to the date of the applicable event.

  Procedure

        Within three business days following the occurrence of any special purchase event in respect of which Enbridge Inc. has notified us and Enbridge Partners that it will purchase all of our outstanding shares, Enbridge Inc. will mail to each holder of record of the shares a notice stating, among other things:

  •
  that a special purchase event has occurred and that Enbridge Inc. will purchase such holder's shares for the purchase price described above;
  •
  the dollar amount per share of the purchase price;
  •
  the circumstances and relevant facts regarding the special purchase event;
  •
  the purchase date, which shall be no later than five business days from the date such notice is mailed; and
  •
  the instructions a holder must follow in order to have its shares purchased.

        On or prior to the date of the purchase, Enbridge Inc. will irrevocably deposit with the transfer agent funds sufficient to pay the purchase price. Following the purchase date, a share owned by any person other than Enbridge Inc. and its affiliates will only represent the right to receive the purchase price.

        For purposes of the purchase provisions, which are part of our limited liability company agreement, Enbridge Inc. will be deemed to include Enbridge Inc., its successors by merger, and any entity that succeeds to Enbridge Inc.'s obligations under the purchase provisions and the tax indemnification agreement in connection with an acquisition of all or substantially all of the assets of Enbridge Inc.

        Enbridge Inc. will comply with Rule 13e-3 under the Securities Exchange Act of 1934 in connection with the occurrence of a special purchase event.

        The ability of Enbridge Inc. to purchase our outstanding shares upon the occurrence of a special purchase event depends upon Enbridge Inc.'s financial ability to meet its obligations. Enbridge Inc. is not required to secure its obligations or comply with financial covenants to ensure performance of these obligations. If Enbridge Inc. fails to purchase our outstanding shares upon the occurrence of a special purchase event or if it elects to purchase the shares but fails to do so, shareholders would be required to institute a cause of action and obtain a judgment for payment against Enbridge Inc. in order to enforce their rights.

Optional Purchase Events

  General

        The Enbridge Inc. purchase provisions, which are part of our limited liability company agreement, provide that if at any time Enbridge Inc. and its affiliates own 80% or more of our shares, then Enbridge Inc. has the option, which it may assign to any of its affiliates, to purchase all, but not less than all, of our shares not owned by it or its affiliates. Enbridge Inc. can exercise its right to make that purchase by giving notice to the transfer agent for the shares of its election to make the purchase not less than 10 days and not more than 60 days prior to the date that it selects for the purchase. We will cause the transfer agent to mail the notice of the purchase to the record holders of the shares.

        The price at which Enbridge Inc. may make an optional purchase in this circumstance is equal to 110% of the higher of:

  •
  the average closing price for our shares for the 10 consecutive trading days ending on the fifth trading day prior to the date the notice of the purchase is given; and

  •
  the highest price Enbridge Inc. or its affiliates paid for the shares during the 90 days prior to the date the notice of purchase is given.

        Our limited liability company agreement and Enbridge Partners' partnership agreement each provides that if at any time Enbridge Inc. and its affiliates own 85% or more of the common units and our shares on a combined basis, then Enbridge Inc. has the right to purchase all, but not less than all, of our shares but only if the general partner of Enbridge Partners elects to purchase all, but not less than all, of the common units not owned by it and its affiliates.

        The price at which Enbridge Inc. may make an optional purchase in this circumstance is equal to the highest of:

  •
  the average closing price of our shares or the Class A common units, whichever is higher, for the 20 consecutive trading days ending on the fifth trading day prior to the date on which the notice of the purchase is given; and
  •
  the highest price Enbridge Inc. or its affiliates paid either for our shares or the Class A common units during the 90 days prior to the giving of the notice of purchase.

        Enbridge Inc. and its affiliates currently own approximately 11.1% of the common units. Following this offering, Enbridge Inc. and its affiliates are expected to own 5% of our shares and 9.8% of our shares and the common units on a combined basis.

  Procedure

        Enbridge Inc. may exercise its right to make the optional purchase in either circumstance by giving notice to the transfer agents for our shares and Enbridge Partners' common units of its election to make the optional purchase not less than 10 days and not more than 60 days prior to the date which it selects for the purchase. We and Enbridge Inc. or the general partner of Enbridge Partners also will cause the transfer agents to mail a notice of the purchase to the record holders of our shares and Enbridge Partners' common units.

        If Enbridge Inc. elects to purchase our shares or if Enbridge Inc. and the general partner of Enbridge Partners, respectively, elect to purchase our shares and Enbridge Partners' common units, Enbridge Inc. will deposit the aggregate purchase price for our shares or the combination of our shares and Enbridge Partners' common units, as the case may be, with the respective transfer agents. On and after the date set for the purchase, the holders of our shares and Enbridge Partners' common units, as the case may be, will have no rights as holders of shares or common units, except to receive the purchase price, and their shares or common units will be deemed to be transferred to Enbridge Inc. for all purposes.

        Enbridge Inc. will comply with Rule 13e-3 under the Securities Exchange Act of 1934 if it makes an optional purchase.

Limited Voting Rights

  No Right to Vote to Elect Directors

        Owners of the class of shares being sold in this offering will have no right to elect our directors. Enbridge Energy Company owns all of our voting shares, which are the only class of shares that are entitled to vote to elect our directors.

  Actions Requiring Vote of Owners of Our Shares

        Owners of the class of shares being sold in this offering may vote on the matters discussed below.

        Enbridge Management Voting Matters.    The following matters require the approval of a majority of the outstanding shares of the class being sold in this offering:

  •
  an amendment or waiver of our covenants prohibiting us from:
  —
  using the proceeds from our sale of shares in this offering other than for the purchase of i-units from Enbridge Partners and the purchase and tax indemnity obligations from Enbridge Inc.;
  —
  borrowing money or issuing debt;
  —
  selling, pledging or transferring any i-units;
  —
  issuing options, warrants or other securities entitling the holder to purchase our shares;
  —
  purchasing our shares; or
  —
  liquidating, merging or recapitalizing; and
  •
  an amendment or waiver of Enbridge Inc.'s covenant regarding it and its affiliates' continued ownership of more than 50% of the total voting power of the general partner of Enbridge Partners.

        The following matters require the approval of a majority of a quorum of the outstanding shares of the class being sold in this offering. Our limited liability company agreement provides that the holders of a majority of outstanding shares of the class being sold in this offering who are present at a meeting in person or by proxy constitutes a quorum. These matters include:

  •
  our issuance of classes of shares other than shares of the class being sold in this offering and the class of voting shares currently owned by Enbridge Energy Company; and
  •
  amendments to our limited liability company agreement (including the purchase provisions), the tax indemnification agreement and the delegation of control agreement, but only if the amendment would have a material adverse effect on us or the owners of our shares, as determined in the sole discretion of our board of directors, or would reduce the time for any notice to which the holders of our shares may be entitled.

        In addition, the owners of our shares have the right to vote on our dissolution. In order to dissolve, we must receive the approval of either:

  •
  the owner of our voting shares and a majority of the outstanding shares of the class being sold in this offering; or
  •
  two-thirds of the outstanding shares of the class being sold in this offering.

        Enbridge Partners Voting Matters.    We will also submit to a vote of the owners of our shares, including our voting shares, any matter submitted to us by Enbridge Partners for a vote of i-units. We will vote our i-units in proportion to the affirmative and negative votes, abstentions and non-votes of owners of our shares, including our voting shares. Under the terms of the Enbridge Partners partnership agreement, the i-units are entitled to vote on all matters on which the common units are entitled to vote. In general, the i-units and common units will vote together as a single class, with each i-unit and common unit having one vote. The i-units are also entitled to vote as a separate class on a number of matters. The matters on which the i-units and, thus, the owners of our shares, are entitled to vote, are described under "Description of the i-Units — Voting Rights," below.

  Limitations on Voting Rights of Certain Owners of Our Shares

        Our limited liability company agreement provides that any shares, including voting shares, owned by the general partner of Enbridge Partners and its affiliates will not be entitled to vote on any matters described under "— Actions Requiring Vote of Owners of Our Shares — Enbridge Management Voting Matters," above. Our limited liability company agreement also provides that any shares, including voting shares, owned by Enbridge Energy Company or its affiliates will not be entitled to vote on certain matters submitted by Enbridge Partners for a vote of the i-units as described under "Description of the i-Units — Limitations on Voting Rights of Certain Owners of Common Units and Our Shares," below.

        In addition, any person or group owning 20% or more of the aggregate number of outstanding common units and our shares cannot vote the shares that they own on any matter. This limitation does not apply to Enbridge Energy Company and its affiliates although, as described above, there are a number of matters on which Enbridge Energy Company and its affiliates cannot vote the shares that they own.

        When the shares owned by Enbridge Energy Company and its affiliates or by a person or group owning 20% or more of the aggregate number of common units and our shares are not entitled to vote as described above, they will be treated as not outstanding. Therefore, they will not be included in the numerator of the number of shares voting for approval or the denominator of the number of shares outstanding in determining whether the required percentage has been voted to approve a matter. The same is true with respect to the i-units. In other words, in this circumstance a number of i-units equal to the number of our shares and voting shares not entitled to vote as described above will be treated as not outstanding and will not be included in the numerator or the denominator in determining if the required percentage of i-units or total units, as the case may be, has been voted to approve a matter.

  Actions Not Requiring the Vote of Owners of Our Shares

        Notwithstanding the voting provisions described above, we may take the following actions without obtaining approval of the owners of our shares:

  •
  make changes in the terms of our shares; and
  •
  make changes in the terms of our limited liability company agreement (including the purchase provisions), the tax indemnification agreement and the delegation of control agreement;

        that, in either case:

  •
  are necessary or desirable to meet the requirements of applicable securities and other laws and regulations and exchange rules;
  •
  are necessary to effect the intent of, or that are otherwise contemplated by, our limited liability company agreement; or
  •
  our board of directors determines in its sole discretion will not have a material adverse effect on the preferences or rights of our shares.

        Additionally, the agreements governing the terms of our shares provide that we are permitted, in the good faith discretion of our board, to amend the terms of the shares and these agreements without the approval of the holders of our shares to accommodate:

  •
  the assumption of the obligations of Enbridge Inc. by a person, other than Enbridge Inc. and its affiliates, who becomes the beneficial owner of more than 50% of the total voting power of the general partner of Enbridge Partners in a transaction with respect to which Enbridge Inc. has not notified us and Enbridge Partners will trigger a purchase obligation but that requires the vote of the holders of the outstanding common units and our shares; or
  •
  changes resulting from a merger, recapitalization, reorganization or similar transaction involving Enbridge Partners which, in each case, Enbridge Inc. has not notified us and

    Enbridge Partners will trigger a purchase obligation but that requires the vote of the holders of the outstanding common units and our shares.

We believe that amendments made pursuant to these agreements, except in some cases in the context of a merger, recapitalization, reorganization or similar transaction, would not be significant enough to constitute the issuance of a new security. However, if such an amendment were deemed to constitute the issuance of a new security, we would have to register the issuance of such new security with the SEC or rely on an exemption from registration.

Merger

        As discussed under "Limited Liability Company Agreement—Merger" on page 139, if Enbridge Partners were to be treated as a corporation for federal income tax purposes, in order to avoid the additional costs of administering a separate entity, among other reasons, the owner of our voting shares has the right to cause us to merge with or into Enbridge Partners or one of its subsidiaries. As a condition to such merger we must obtain either an opinion of counsel that such merger should be currently non-taxable to holders of our shares or a ruling from the IRS that such merger will be currently non-taxable to holders of our shares, except as to consideration received for fractional shares or as to the termination of any rights or obligations related to the purchase provisions. In such event, you would receive common units or other securities substantially similar to the common units in exchange for our shares that you own.

Tax Indemnity of Enbridge Inc.

        Concurrently with the closing of this offering, we will enter into a tax indemnification agreement with Enbridge Inc. Pursuant to this tax indemnification agreement, Enbridge Inc. has generally agreed to indemnify us for any tax liability attributable to our formation, our management of Enbridge Partners or our ownership of the i-units and for any taxes arising out of a transaction involving the i-units we own to the extent the transaction does not generate sufficient cash to pay our taxes, in each case other than any Texas franchise taxes or any other foreign, state or local taxes which are required to be paid or reimbursed by Enbridge Partners pursuant to the delegation of control agreement.

        The tax indemnification agreement will continue in effect until the 180th day following the expiration of the relevant statute of limitations for the relevant taxable years, subject to earlier termination in certain circumstances. An early termination of the tax indemnification agreement will not, however, terminate any obligations, rights and liabilities that had previously arisen between Enbridge Inc. and us under the agreement. The tax indemnification agreement will terminate early at the following times:

  •
  immediately prior to the occurrence of a special purchase event;
  •
  upon the removal of the general partner of Enbridge Partners by the limited partners;
  •
  immediately following the effective time of a merger of us with or into Enbridge Partners or one of its subsidiaries as a result of a change in the tax status of Enbridge Partners; and
  •
  immediately prior to the approval of our dissolution or liquidation pursuant to the provision of our limited liability company agreement that allows our dissolution upon the approval of two-thirds of our outstanding shares of the class sold in this offering.

Anti-dilution Adjustments

        Concurrently with the closing of this offering, Enbridge Partners will amend its partnership agreement to provide that Enbridge Partners will adjust proportionately the number of i-units held by us by causing an i-unit subdivision, split or combination if various events occur, including:

  •
  the payment of a common unit distribution on the common units; and
  •
  a subdivision, split or combination of the common units.

        Our limited liability company agreement provides that the number of all of our outstanding shares shall at all times equal the number of i-units we own. If there is a change in the number of i-units we own, we will pay to all shareholders a share distribution or effect a split or combination of our shares to provide that at all times the number of shares outstanding equals the number of i-units we own. Through the combined effect of the provisions in the Enbridge Partners partnership agreement and the provisions of our limited liability company agreement, the number of outstanding shares and i-units will always be equal.

Transfer Agent and Registrar

        We anticipate that Mellon Investor Services will serve as transfer agent and registrar for our shares and will receive a fee from us for serving in those capacities. All fees charged by the transfer agent for transfers of shares, in connection with distributions of additional shares by us or otherwise, will be borne by us and not by you, except that fees similar to those customarily paid by shareholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by you and other similar fees or charges will be borne by you. There will be no charge to you for disbursements by us of additional shares or cash distributions, if any. We will indemnify the transfer agent and registrar, their agents and each of their respective shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in respect of our activities, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

        The transfer agent and registrar may at any time resign, by notice to us, or be removed by us, that resignation or removal to become effective upon the appointment by us of a successor transfer agent and registrar and its acceptance of that appointment. If no successor has been appointed and accepted that appointment within 30 days after notice of that resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Replacement of Share Certificates

        We will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer agent of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by us.

Fractional Shares

        We will make distributions of additional shares, including fractional shares. Records of fractional interests held by the holders of shares will be maintained by The Depository Trust Company or the broker or other nominees through which you hold your shares. You will be able to sell such fractional shares on the New York Stock Exchange only when they equal, in the aggregate, whole shares. Certificates representing fractional shares will not be issued under any condition. Fractional shares will receive distributions when distributions are made on our shares. All fractional shares will be rounded down, if necessary, and stated in six decimal places.

DESCRIPTION OF THE i-UNITS

        The i-units are a separate class of limited partner interests in Enbridge Partners. All the i-units will be owned by us and will not be publicly traded. A number of the covenants in our limited liability company agreement and in the Enbridge Partners partnership agreement affect us as the holder of i-units. For a description of the material covenants, see "Description of Our Shares — Covenants" beginning on page 120.

Voting Rights

  Combined Class Votes

        Generally, the i-units are entitled to vote together with the common units as a single class. The following items require the approval of two-thirds of the outstanding common units and i-units voting together as a single class:

  •
  the transfer by the general partner of Enbridge Partners of its general partner interest to a non-affiliated person and the admission of that person as a general partner of Enbridge Partners;
  •
  a dissolution or reconstitution of Enbridge Partners;
  •
  a merger or consolidation of Enbridge Partners, unless a separate class vote or a greater percentage is otherwise required by the Enbridge Partners partnership agreement or Delaware law; and
  •
  amendments to the Enbridge Partners partnership agreement that are not permitted to be made by the general partner of Enbridge Partners alone.

        The following items require the approval of a majority of the outstanding common units and i-units voting together as a single class:

  •
  a sale or exchange of all or substantially all of Enbridge Partners' assets;
  •
  the approval of a successor general partner following the voluntary withdrawal of the general partner of Enbridge Partners; and
  •
  amendments to the limited partnership agreement of Enbridge Energy, Limited Partnership (a wholly owned subsidiary of Enbridge Partners which owns and operates the Lakehead system) that would have a material adverse effect on Enbridge Partnership.

  Separate Class Votes

        The i-units also will vote as a separate class on the matters discussed below. As discussed above, some of these matters also require the approval of the outstanding common units and i-units voting together as a single class. The following matters require the approval of a majority of the outstanding i-units voting as a separate class:

  •
  amendments to the Enbridge Partners partnership agreement that, in the sole discretion of the general partner of Enbridge Partners, would have a material adverse effect on the holders of the i-units in relation to the other classes of units;
  •
  amendments or waivers of covenants in the Enbridge Partners partnership agreement that were created for the benefit of the i-units that are not permitted to be made by the general partner of Enbridge Partners alone;
  •
  the removal of the general partner of Enbridge Partners and the election of a successor general partner; and

  •
  the transfer by the general partner of Enbridge Partners of its general partner interest to a non-affiliated person and the admission of that person as a general partner of Enbridge Partners.

        Additionally, any proposed action that would cause Enbridge Partners to be treated as a corporation for U.S. federal income tax purposes requires the approval of two-thirds of the outstanding i-units voting as a separate class.

        In all cases, we will vote our i-units in proportion to the affirmative and negative votes, abstentions and non-votes of owners of our shares, including our voting shares.

  Limitations on Voting Rights of Certain Owners of Common Units and Our Shares

        The Enbridge Partners partnership agreement generally provides that any common units owned by Enbridge Energy Company and its affiliates and the number of i-units equal to the number of our shares and voting shares owned by Enbridge Energy Company and its affiliates are not entitled to vote as described above, except on the following matters:

  •
  a dissolution or reconstitution of Enbridge Partners;
  •
  a merger or consolidation of Enbridge Partners;
  •
  amendments to the Enbridge Partners partnership agreement that are not permitted to be made by the general partner of Enbridge Partners alone;
  •
  a sale or exchange of all or substantially all of Enbridge Partners' assets;
  •
  amendments to the limited partnership agreement of Enbridge Energy, Limited Partnership that would have a material adverse effect on Enbridge Partners; and
  •
  any proposed action that would cause Enbridge Partners to be treated as a corporation for U.S. federal income tax purposes.

        In addition, any person or group owning 20% or more of the aggregate number of outstanding common units and our shares cannot vote the shares that they own on any matter. This limitation does not apply to Enbridge Energy Company and its affiliates.

        When Enbridge Energy Company and its affiliates or a person or group owning 20% or more of the aggregate number of common units and our shares are not permitted to vote their shares, the number of i-units equal to the number of shares and voting shares owned by such persons will be treated as not outstanding. Therefore, they will not be included in the numerator of the number of i- units voting for approval or the denominator of the number of i-units outstanding in determining whether the required percentage has been voted to approve a matter.

Distributions and Payments

        Under Enbridge Partners' partnership agreement, the number of additional i-units we own after each quarterly distribution of cash will be based upon the amount of cash distributed by Enbridge Partners to an owner of a common unit and the average market price of one of our shares. Following each quarterly distribution, the number of additional i-units we own also will equal the number of additional shares distributed by us to our shareholders.

Merger, Consolidation or Sale of Assets

        In the case of any of the following events:

  •
  a consolidation or merger of Enbridge Partners with or into another person;
  •
  a merger of another person into Enbridge Partners, except a merger that does not result in any reclassification, conversion, exchange or cancellation of the common units of Enbridge Partners; or

  •
  a sale, transfer or lease of all or substantially all the properties and assets of Enbridge Partners;

if the owners of the common units receive cash in the transaction, the number of i-units outstanding will increase automatically under the provisions of the Enbridge Partners partnership agreement by an additional amount of i-units determined by dividing the cash received on a common unit by the average market price of one of our shares determined for a 10-trading day period ending immediately prior to the effective time of the transaction, except that in the case of a liquidation, as the owner of the i-units we will receive the distributions provided for pursuant to the liquidation provisions in the Enbridge Partners' partnership agreement.

U.S. Federal Income Tax Characteristics and Distribution Upon Liquidation of Enbridge Partners

        The i-units we own generally will not be allocated income, gain, loss or deduction until such time as there is a liquidation of Enbridge Partners. Therefore we do not anticipate that we will have material amounts of taxable income resulting from the ownership of the i-units unless we enter into a sale or exchange of the i-units or Enbridge Partners is liquidated.

        Enbridge Partners may not take any action to cause a liquidation unless prior to such liquidation Enbridge Inc. has agreed to purchase all of our shares or the holders of our shares have voted to approve such liquidation. In the event of a liquidation of Enbridge Partners not resulting from any action taken by Enbridge Partners or otherwise approved by our shareholders, the following will be important to you as an owner of our shares.

        The liquidating distribution per i-unit may be less than the liquidating distribution received per common unit. The liquidating distribution for each i-unit and common unit will depend upon the relative per unit capital accounts of the i-units and the common units at liquidation. It is anticipated that over time the capital account per common unit will exceed the capital account per i-unit because the common units will be allocated income and gain prior to liquidation but the i-units will not. At liquidation, it is intended that each i-unit will be allocated income and gain in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit. However, there may not be sufficient amounts of income and gain at liquidation to cause the capital accounts of an i-unit to be increased to that of a common unit. In that event, the liquidating distribution per common unit will exceed the liquidating distribution per i-unit.

        As a result of the allocation of income and gain to the i-units upon a liquidation, we will be required to pay taxes on that income and gain. Thus, in the event income and gain is allocated to us then, because of taxes we pay, shareholders will receive less than the holders of the common units.

COMPARISON OF ENBRIDGE PARTNERS' UNITS WITH OUR SHARES

        The following table compares important features of the units of Enbridge Partners and our shares.

	Units	Our Shares
Numbers of Units and Shares	35,226,384 common units now outstanding 10,000,001 i-units to be outstanding immediately after this offering	One voting share now outstanding 10,000,000 shares to be issued in this offering
Current or Non-liquidating Distributions	On a quarterly basis Enbridge Partners is required to distribute to the owners of all classes of its units an amount equal to its available cash. Distributions to owners of common units will be made in cash. Instead of receiving cash distributions, the number of i-units we own will automatically increase.

For more information, please read "Distribution Policy — Enbridge Partners' Distribution Policy" on page 47.	We will distribute additional shares or fractions of shares whenever Enbridge Partners distributes cash to owners of common units and the number of i-units we own is automatically increased.

For more information, please read "Description of Our Shares — Distributions" beginning on page 118.
Liquidation	Enbridge Partners will dissolve upon any of the following:

• certain events of withdrawal of the general partner of Enbridge Partners;

• an election to dissolve Enbridge Partners by its general partner that is approved by at least two-thirds of all outstanding units;

• entry of a decree of judicial dissolution of Enbridge Partners; or

• the sale of all or substantially all of the assets of Enbridge Partners or Enbridge Energy, Limited Partnership.	We will dissolve upon any of the following:

• entry of a decree of judicial dissolution of us;

• the approval by the owner of our voting shares and the owners of at least a majority of our shares; or

• the approval by the owners of at least two-thirds of our shares, other than the voting shares.

Voting	Generally, owners of common units vote with owners of i-units as a combined class, including with regard to the following matters:

• the transfer by the general partner of Enbridge Partners of its general partner interest to a non-affiliate and the admission of the transferee as a general partner;

• a dissolution or reconstitution of Enbridge Partners;

• a merger or consolidation, unless a separate class vote is otherwise required by the Enbridge Partners partnership agreement or Delaware law, or the sale of all or substantially all of the assets of Enbridge Partners;

• the approval of a successor general partner following the withdrawal of the general partner; and

• some amendments to the partnership agreements of Enbridge Partners and Enbridge Energy, Limited Partnership.

As the owner of the i-units, we vote as a separate class, in accordance with the votes of the owners of our shares, on the following matters:

• amendments to Enbridge Partners' partnership agreement that would have a material adverse effect on the i-units in relation to other classes of units;

• amendments or waivers of covenants in the Enbridge Partners partnership agreement created for the benefit of the i-units;	We will vote our i-units in the same manner as owners of our shares vote on the matters listed in the "Units" column.

In addition, owners of the class of shares issued in this offering, other than shares owned by Enbridge Energy Company and its affiliates, may vote on the following matters:

• materially adverse amendments to our limited liability company agreement (including the purchase provisions), the tax indemnification agreement and the delegation of control agreement;

• amendments or waivers of our covenants or covenants of Enbridge Inc. in our limited liability company agreement;

• a proposed issuance of any new class of our shares; and

• our dissolution.

Any person or group, other than Enbridge Energy Company and its affiliates, owning 20% or more of the aggregate number of outstanding common units and our shares cannot vote our shares that they own on any matter.

For more information, please read "Description of Our Shares — Limited Voting Rights" beginning on page 124.

• the removal of the general partner and the election of a successor general partner;

• the transfer by the general partner of Enbridge Partners of its general partner interest to a non-affiliate and the admission of the transferee as a general partner; and

• any proposed action that would cause Enbridge Partners to be treated as a corporation for U.S. federal income tax purposes.

For more information, please read "Description of the i-Units — Voting Rights" on page 129.
Removal	Enbridge Partners' general partner may be removed by the vote of owners of at least two-thirds of the outstanding common units, excluding units owned by it and its affiliates, voting as a separate class, and at least a majority of the outstanding i-units, excluding the number of i-units equal to the number of our shares and voting shares owned by it and its affiliates, voting as a separate class.	Our directors may not be removed by the holders of the shares.

In voting on removal of the general partner of Enbridge Partners, the owners of our shares, excluding shares owned by the owner of our voting shares and its affiliates, direct how the i-units will be voted.

Optional Purchase Events	If Enbridge Energy Company and its affiliates own 85% or more of the outstanding common units and our shares on a combined basis, then Enbridge Energy Company has the option, which it may assign to any of its affiliates to purchase all of the common units that it and its affiliates do not own, but only if Enbridge Inc. and its affiliates elect to purchase all, but not less than all, of our outstanding shares that Enbridge Inc. and its affiliates do not own.	If Enbridge Inc. and its affiliates own 85% or more of the outstanding common units and our shares on a combined basis, then Enbridge Inc. has the option, which it may assign to any of its affiliates, to purchase all of the shares that it and its affiliates do not own, but only if Enbridge Energy Company or its assignee elects to purchase all, but not less than all, of the outstanding common units that Enbridge Energy Company and its affiliates do not own.

In addition, if Enbridge Inc. and its affiliates own 80% or more of our outstanding shares, then Enbridge Inc. has the option, which it may assign to any of its affiliates, to purchase all, but not less than all, of the outstanding shares that it and its affiliates do not own.
Special Purchase Events	None.	Enbridge Inc. has the right to purchase all of our outstanding shares that it and its affiliates do not own upon the occurrence of a special purchase event as described in "Description of Our Shares — Special Purchase Events" beginning on page 122.
Preemptive Rights to Acquire Securities	No holder of any of Enbridge Partners' units has any preemptive right. Generally, however, whenever Enbridge Partners issues units to any person, the general partner is required to make an additional capital contribution in order to maintain its percentage interest.	No holder of any of our shares has any preemptive right.

Fractional Securities	Other than fractional i-units, no fractional units may be issued.	Distributions on our shares can be made in fractional shares. These fractional shares may not be traded on the NYSE.

For more information, please read "Description of Our Shares — Fractional Shares" on page 128.
Where Traded	Class A common units are traded on the New York Stock Exchange under the symbol "EEP."

All Class B common units are owned by Enbridge Energy Company and are not listed for trading on any stock exchange.

All i-units will be owned by us. They will not be listed for trading on any stock exchange.	The shares sold in this offering have been approved for listing on the New York Stock Exchange under the symbol " ."

The voting shares owned by Enbridge Energy Company will not be listed for trading on any stock exchange.
Transfer Agent and Register	Mellon Investor Services	We anticipate that Mellon Investor Services will serve as transfer agent and registrar for our shares.

LIMITED LIABILITY COMPANY AGREEMENT

Formation

        Our certificate of formation has been filed in the office of the Secretary of State of the State of Delaware and is effective.

Purpose and Powers

        Our business purpose is to be a limited partner in and to manage and control the business and affairs of Enbridge Partners and its subsidiaries and to engage in any lawful business purpose or activity related thereto. We possess and may exercise all the powers and privileges granted by the Delaware Limited Liability Company Act, by any other law or by our limited liability company agreement, together with any incidental powers necessary, appropriate, advisable or convenient to the conduct, promotion or attainment of our business purposes or activities.

U.S. Federal Income Tax Status as a Corporation

        We have elected to be treated as a corporation for U.S. federal income tax purposes. The i-units owned by us will not be allocated income, gain, loss or deduction of Enbridge Partners until such time as Enbridge Partners is liquidated. Thus, we do not expect to have material amounts of taxable income resulting from our ownership of the i-units unless we dispose of the i-units in a taxable transaction or Enbridge Partners is liquidated. Please read "Material Tax Consequences — U.S. Federal Income Tax Considerations Associated with the Ownership and Disposition of Shares — Enbridge Management Status as a Corporation for U.S. Federal Income Tax Purposes" beginning on page 154.

Power of Attorney

        Each shareholder appoints any person specifically authorized by our board of directors to act as its true and lawful representative and attorney-in-fact, in its name, place and stead, to swear to, acknowledge, deliver and file:

  •
  all certificates, documents and other instruments that our board of directors deems necessary or appropriate to form, qualify or continue the existence or qualification of us in the State of Delaware and in all other jurisdictions in which the we may conduct business or own property;
  •
  all certificates, documents and other instruments that our board of directors deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of our limited liability company agreement;
  •
  all certificates, documents and other instruments that our board of directors deems necessary or appropriate to reflect our dissolution and liquidation pursuant to the terms of our limited liability company agreement;
  •
  all certificates, documents and other instruments relating to the transfer of any shares or other securities we may issue;
  •
  all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of shares or other securities that we may issue;
  •
  all certificates, documents and other instruments relating to our merger or consolidation with another entity; and
  •
  all ballots, consents, approvals, waivers, certificates and other instruments necessary or appropriate, in the sole discretion of our board of directors, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the owners of our shares under the power of attorney or is consistent with the terms of our limited liability company agreement or is necessary or appropriate, in the sole discretion of our board of directors, to effectuate the terms or intent of our limited liability company agreement.

        When required by any provision of our limited liability company agreement that establishes a percentage of our shares or of any class or series of our shares required to take any action, our board of directors may exercise this power of attorney only after the required vote, consent or approval of the percentage of our shares or of such class or series of our shares.

        The power of attorney is irrevocable and coupled with an interest, and it survives and is not affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any shareholder or the transfer of any of the shareholder's shares. The power of attorney also extends to the shareholder's heirs, successors, assigns and personal representatives.

Members

        Enbridge Energy Company is our organizational shareholder and owns the outstanding voting shares as our sole voting member. Our other members are the owners of the class of shares being sold in this offering.

        The voting member may approve a matter or take any action at a meeting or without a meeting by written consent. As the owner of our voting shares, it may call a meeting of the voting shares, as a class, at any time. In limited circumstances described in "Description of Our Shares — Limited Voting Rights" on page 124, the owners of our outstanding shares have the right to approve a number of significant actions.

Limited Liability

        All of our debts, obligations and liabilities, whether arising in contract, tort or otherwise, will be our debts, obligations and liabilities alone, and no owner of shares will be obligated for any of these debts, obligations or liabilities as a result of being an owner of our shares.

The Board

        Our business and affairs will be managed by a board of managers whom we call our directors. Members of the board will be selected only by the owner of our voting shares. The number of our directors may be fixed from time to time by the owner of our voting shares. Our initial board consists of seven directors.

        The board will hold regular and special meetings at any time as may be necessary. Regular meetings may be held without notice on dates set by the board from time to time. Special meetings of the board may be called with reasonable notice to each director upon request of the chairman of the board or upon the written request of any two directors. A quorum for a regular or special meeting will exist when one-third of the directors are participating in the meeting either in person or by conference telephone. Any action required or permitted to be taken at a meeting may be taken without a meeting, without prior notice and without a vote if all of the directors sign a written consent authorizing the action.

        The board is required to establish an audit committee which satisfies the requirements of the principal national securities exchange on which our shares are listed or admitted to trading from time to time. In addition to the audit committee, the board can establish other committees composed of two or more directors and can delegate power and authority to these committees.

Officers and Employees

        Subject to the terms of any employment agreements we might have in the future, the board can appoint and terminate officers and retain and terminate employees, agents and consultants.

The board can delegate power and authority to officers, employees, agents and consultants, including the power to represent us and bind us in accordance with the scope of their duties. An affiliate of Enbridge Energy Company provides us, Enbridge Energy Company and Enbridge Partners with our employees. The costs of these employees related to their provision of services to us or Enbridge Partners will be borne directly or reimbursed by Enbridge Partners without profit to the affiliate.

Capital Structure

        Our present capital structure consists of two classes of membership equity interests:

  •
  the class of nonvoting shares being sold in this offering; and
  •
  the class of voting shares held by Enbridge Energy Company.

        We are authorized to issue an unlimited number of additional voting shares and the class of shares being sold in this offering.

Dissolution and Liquidation

        We will be dissolved only upon:

  •
  a judicial decree;
  •
  upon the approval by the owner of the voting shares and by the holders of a majority of the outstanding shares of the class sold in this offering; or
  •
  upon the approval of holders of two-thirds of our outstanding shares of the class sold in this offering.

        In the event that we are dissolved, we will be liquidated and our affairs will be wound up. All proceeds from the liquidation will be distributed in equal amounts to the holders of our outstanding shares of all classes.

Merger

        Under the provisions of our limited liability company agreement and Enbridge Partners' partnership agreement, if Enbridge Partners were to be treated as a corporation for U.S. federal income tax purposes, in order to avoid the additional costs of administering a separate entity, among other reasons, the owner of our voting shares has the right to cause us to merge with or into Enbridge Partners or one of its subsidiaries. As a condition to such merger we must obtain either an opinion of counsel that such merger should be currently non-taxable to our shareholders or a ruling from the IRS that such merger will be currently non-taxable to our shareholders, except as to consideration received for fractional shares or as to the termination of any rights or obligations related to the purchase provisions. In such a merger, you would receive common units or other securities substantially similar to the common units in exchange for your shares.

Exculpation and Indemnification

        Notwithstanding any express or implied provision of our limited liability company agreement, or any other legal duty or obligation, none of our directors, officers or owners of our voting shares will be liable to us, our affiliates or any other person for any act or omission taken or omitted by the person if such person acted in good faith.

        Our limited liability company agreement provides that we will indemnify our directors, officers and owners of our voting shares from liabilities arising in the course of such persons' service to us, provided that the indemnitee acted in good faith and in a manner that such indemnitee believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe such indemnitee's conduct was unlawful. We expect that the directors and officers will be covered by directors' and officers' liability insurance for potential liability under such indemnification. The owners of our shares will not be personally liable for such indemnification.

        To the extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.

Amendments

        Amendments to our limited liability company agreement and to our certificate of formation can be approved in writing solely by the owners of our voting shares, except for amendments that would reduce the time for any notice to which owners of shares of the class being sold in this offering would be entitled or that would have a material adverse effect on the rights or preferences of the class of shares being sold in this offering. These types of amendments must be approved by the owners of a majority of the outstanding shares of the class being sold in this offering excluding shares held by the owner of our voting shares and its affiliates. Additionally, any amendment with respect to a matter that requires the approval of the owners of shares of the class being sold in this offering must be approved by the owners of not less than the percentage of shares required to approve such matter. For more information regarding the voting rights of our shares and other amendments we may make, please read "Description of Our Shares — Limited Voting Rights" on page 124.

Meetings; Voting

        Meetings of the shareholders may be called by the board, the chairman of the board or by Enbridge Energy Company, as the sole owner of our voting shares. Within 60 days after such a call or within such greater time as may be reasonably necessary for us to comply with applicable law or the regulations of any securities exchange on which the shares are listed, the board of directors will send a notice of the meeting to the shareholders owning shares for which a meeting is being called either directly or indirectly through the transfer agent. The meeting will be held at a time and place determined by the board of directors on a date not more than 60 nor less than 10 days after the mailing of notice of the meeting.

        Except for the sole purpose of voting on a proposal to cause our dissolution, the owners of the class of shares being sold in this offering do not have the right to call a meeting of the shareholders. A meeting of shareholders for the sole purpose of voting on a proposal to cause our dissolution may be called by the owners of 10% of the class of shares being sold in this offering.

        A majority of the shares entitled to vote at a meeting constitutes a quorum. The act of a majority of a quorum at a meeting constitutes the act of the shareholders, except with respect to any proposed action that we have agreed not to take without the approval of a greater percentage of all outstanding shares of the class being sold in this offering. Owners of the class of shares being sold in this offering may not take any action by written consent. For more information on the voting rights of owners of our shares, please read "Description of Our Shares — Limited Voting Rights" on page 124.

Books and Records; List of Shareholders

        We will keep at our principal office complete and accurate books and records, supporting documentation of the transactions with respect to the conduct of our business and affairs and minutes of the proceedings of our board of directors, the shareholders and each committee of the board. The records will include:

  •
  complete and accurate information regarding the state of our business and financial condition;

  •
  a copy of our limited liability company agreement and our certificate of formation, and any amendments thereto;
  •
  a current list of the names and last known business, residence, or mailing addresses of all of our directors and officers; and
  •
  our federal, state and local tax returns for our six most recent tax years.

Subject to reasonable standards (including standards governing what information and documents are to be furnished and at what time and location and at whose expense) as may be established by the board or any officer, each shareholder is entitled to all information to which a member of a Delaware limited liability company is entitled to have access pursuant to the Delaware Limited Liability Company Act under the circumstances and subject to the conditions stated in that statute. Specifically, each shareholder will have access to:

  •
  true and full information regarding the status of our business and financial condition;
  •
  a copy of our U.S. federal, state and local income tax returns for each year;
  •
  a current list of the name and last known business, residence or mailing address of each director and each shareholder of record;
  •
  a copy of our limited liability company agreement and certificate of formation, including all amendments, together with executed copies of any written powers of attorney pursuant to which our limited liability company agreement and any certificate and all amendments have been executed;
  •
  true and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each shareholder and which each shareholder has agreed to contribute in the future, and the date on which each became a shareholder; and
  •
  other information regarding our affairs as is just and reasonable.

Our board will have the right to keep confidential from the shareholders, for such period of time as the board deems reasonable, any information which the board reasonably believes to be in the nature of trade secrets or other information the disclosure of which the board in good faith believes is not in our best interest or could damage us or our business or which we are required by law or by agreement with a third party to keep confidential.

No Removal

        A shareholder does not have the right or power to resign or withdraw as a shareholder and no shareholder may be expelled or removed as a shareholder. The restriction on a shareholder's ability to resign or withdraw as a shareholder does not, however, apply to a sale or other transfer of our shares by a shareholder, even though the shareholder so selling or transferring may cease to be a shareholder as a result of such sale or transfer.

Distributions

        For information regarding distributions payable on our shares, please read "Description of Our Shares — Distributions."

Optional and Special Purchase Events

        For information regarding the obligation of owners of our shares to sell those shares under specified circumstances please read "Description of Our Shares — Special Purchase Events" on page 122 and "Description of Our Shares — Optional Purchase Events" on page 123.

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Relationship with Enbridge Inc. and Enbridge Partners

        The following charts depict a simplified organizational structure of Enbridge Inc. and Enbridge Partners immediately prior to this offering and the acquisition of the Midcoast, Northeast Texas and South Texas systems and the organizational structure following the offering and the acquisition:

Prior to the Offering and Acquisition

Following the Offering and Acquistion

Ownership of Enbridge Energy Partners, L.P. and its subsidiaries after the offering:
i-units owned by Enbridge Energy Management, L.L.C.	21.7%
Class A common units owned by the public	67.8%
Class B common units owned by affiliates of Enbridge Inc.	8.5%
General partner interest	2.0%

Total	100.0%

        Following this offering, subsidiaries of Enbridge Inc. are expected to own collectively 11.6% of Enbridge Partners through their ownership of our shares and general and limited partner interests in Enbridge Partners.

Delegation of Control Agreement

        Pursuant to a delegation of control agreement among Enbridge Energy Company, Enbridge Partners and its subsidiaries and us, the parties have agreed that:

  •
  Enbridge Energy Company, as general partner of Enbridge Partners, will delegate to us, and we will assume, upon the closing of this offering, substantially all of Enbridge Energy Company's power and authority to manage and control the business and affairs of Enbridge Partners and its subsidiaries.
  •
  The delegation of control agreement will provide that we will not take any of the following actions without the approval of Enbridge Energy Company:
  —
  amend or propose to amend Enbridge Partners' partnership agreement;
  —
  allow a merger or consolidation involving Enbridge Partners;
  —
  allow a sale or exchange of all or substantially all of the assets of Enbridge Partners; or
  —
  dissolve or liquidate Enbridge Partners.
  •
  Enbridge Energy Company:
  —
  will remain responsible to Enbridge Partners for actions taken or omitted by Enbridge Management in connection with serving as the delegee of Enbridge Energy Company as if Enbridge Energy Company had itself taken or omitted to take such actions;
  —
  will own (or one of its affiliates will own) all of our voting shares; and
  —
  has agreed not to withdraw as general partner, or otherwise, from Enbridge Partners.
  •
  Enbridge Partners will:
  —
  recognize the delegation of rights and powers to us;
  —
  indemnify and protect us and our officers and directors to the same extent as it does with respect to Enbridge Energy Company as general partner; and
  —
  reimburse our expenses to the same extent as it does with respect to Enbridge Energy Company as general partner and reimburse us for any Texas franchise taxes and any other foreign, state and local taxes not otherwise paid or reimbursed pursuant to the tax indemnification agreement.

        The delegation of control agreement with Enbridge Energy Company will continue until the earlier to occur of such time as Enbridge Energy Company has withdrawn or been removed as the general partner of Enbridge Partners or termination of the delegation of control agreement shall have been approved by Enbridge Energy Company, us and holders (other than Enbridge Energy Company and its affiliates) of a majority of the outstanding shares (excluding those owned by Enbridge Energy Company and its affiliates). The partnership agreement of Enbridge Partners will be amended to reflect these agreements. These agreements also will apply to the direct and indirect subsidiaries of Enbridge Partners and their partnership and other organizational agreements will be amended accordingly.

        Enbridge Energy Company will remain the only general partner of Enbridge Partners. Enbridge Energy Company will retain its general partner interest and share in the profits, losses and distributions from Enbridge Partners.

        The withdrawal or removal of Enbridge Energy Company as general partner of Enbridge Partners will simultaneously result in the termination of our power and authority to manage and control the business and affairs of Enbridge Partners. Similarly, if Enbridge Energy Company's power and authority as general partner are modified in the partnership agreement of Enbridge Partners, then the power and authority delegated to us will be modified on the same basis. The delegation of control agreement can be amended by all parties to the agreement, but on any amendment that would reduce the time for any notice to which owners of our shares are entitled or would have a material adverse effect on the shares, as determined by our board of directors in its discretion, the approval of the owners of a majority of the shares, excluding shares owned by Enbridge Energy Company and its affiliates, is required.

Contribution Agreement

        Pursuant to the contribution agreement, Enbridge Energy Company will, following the mergers and conversions described under "Acquisition of the Midcoast, Northeast Texas and South Texas Systems" on page 44, contribute Enbridge Midcoast Energy and its subsidiaries that own the acquired systems to Enbridge Partners. The contribution agreement contains customary representations and warranties of Enbridge Energy Company.

        Enbridge Energy Company has agreed to indemnify Enbridge Partners and other related persons for liabilities arising from breaches of its representations, warranties and covenants contained in the contribution agreement and for liabilities related to the systems that are not being acquired by Enbridge Partners. In general, Enbridge Energy Company will not be required to indemnify Enbridge Partners under the contribution agreement until the aggregate liabilities exceed $20 million and Enbridge Energy Company's aggregate liability under the contribution agreement may not exceed, with certain limited exceptions, $150 million. Enbridge Partners and Enbridge Midcoast Energy have agreed to indemnify Enbridge Energy Company and other related persons for liabilities arising after the closing of the acquisition and liabilities arising from breaches of Enbridge Partners' representations, warranties and covenants contained in the contribution agreement and, subject to Enbridge Energy Company's indemnities, certain other liabilities associated with the acquired systems, whether arising prior to or after the closing of the acquisition. In addition, Enbridge Energy Company has agreed to indemnify Enbridge Partners for third-party claims relating to failure to have defensible title to certain of the assets included in the acquired systems and for failure to obtain certain consents and regulatory approvals, certificates, and permits necessary to the conduct of business relating to the acquired systems. This indemnity is not subject to the $20 million deductible but is subject to the $150 million cap.

Amendments to Omnibus and Services Agreements

        Enbridge Partners, Enbridge Energy Company and Enbridge Inc. and certain of its affiliates are parties to an omnibus agreement and three services agreements that are being amended and restated in connection with the offering to govern, among other things:

  •
  potential competition among Enbridge Partners and its subsidiaries on the one hand, and Enbridge Inc. and its subsidiaries, other than Enbridge Partners and its subsidiaries, on the other hand;
  •
  the provision of various services and personnel by Enbridge Inc. and its affiliates to us in connection with our management of Enbridge Partners' business and affairs, including services and personnel relating to:
  —
  administrative and executive matters,
  —
  accounting and purchasing,
  —
  legal services,
  —
  information systems,
  —
  environmental and safety consulting,
  —
  public relations, and
  —
  tax planning;

  •
  the provision of various types of engineering and operational support services and personnel by Enbridge Inc. and its affiliates to us in connection with our management of the operation and maintenance of Enbridge Partners' pipeline systems; and
  •
  the transportation and delivery of crude oil and other liquid hydrocarbons from the Enbridge system to the Lakehead system and from the Lakehead system to the Enbridge system.

        For a description of the provisions relating to potential competition among Enbridge Partners and its subsidiaries, on the one hand, and Enbridge Inc. and its subsidiaries, other than Enbridge Partners and its subsidiaries, on the other hand, please read "Conflicts of Interest and Fiduciary Responsibilities — Situations in which a Conflict of Interest Could Arise — Enbridge Inc. and its affiliates may compete with Enbridge Partners" on page 148.

        In connection with the delegation to us by Enbridge Energy Company of substantially all of the management and control of Enbridge Partners, each of these agreements will be amended to include us as a party. In managing and controlling Enbridge Partners' business and affairs, we will utilize and rely on the services and personnel provided by Enbridge Inc. and its affiliates under these agreements, who will act as our agents.

        In some cases, we will reimburse Enbridge Inc. and its affiliates for the actual amount of direct and indirect expenses they incur and payments they make on behalf of us in connection with the services and personnel provided to us under these agreements. In other cases, we will be allocated an agreed percentage of Enbridge Inc.'s total expenses on a consolidated basis with respect to a particular type of service provided by Enbridge Inc. to all of its affiliates, including us. In either case, Enbridge Partners ultimately will pay directly or reimburse us for any amounts we incur under these agreements.

        In connection with the agreement regarding transportation and delivery of crude oil and other liquid hydrocarbons between the Enbridge and Lakehead systems, Enbridge Inc. will be permitted to invoice directly each shipper whose crude oil and liquid hydrocarbons are transported through the Enbridge system from the Lakehead system, and we will be permitted to invoice directly each shipper whose crude oil and liquid hydrocarbons are transported through the Lakehead system from the Enbridge system.

        These agreements will provide that Enbridge Inc. will indemnify us for certain losses and defend us against certain claims in connection with providing or failing to provide the agreed services to us. These agreements generally will also provide that we will indemnify Enbridge Inc. for any losses and defend Enbridge Inc. against any claims as a result of our obtaining the agreed services from Enbridge Inc.

Use of Proceeds to Retire Enbridge Midcoast Energy Debt

        As discussed under "Acquisition of the Midcoast, Northeast Texas and South Texas Systems" on page 44, Enbridge Partners has agreed to acquire the Midcoast, Northeast Texas and South Texas systems from Enbridge Energy Company.

        The consideration to be received by Enbridge Energy Company for the contribution of the acquired systems is $929.1 million. Enbridge Partners will fund this consideration through the assumption of $900.0 million in debt related to these systems, payment of $19.1 million in cash and issuance of an additional $10.0 million equity interest in Enbridge Partners. This additional equity interest will satisfy Enbridge Energy Company's obligation to maintain its 2% general partner interest in Enbridge Partners, primarily related to the issuance of i-units to us. The cash portion of the purchase price will be funded by Enbridge Partners by borrowings under its existing credit facility or from affiliates of Enbridge Inc. The debt to be assumed by Enbridge Partners is owed to affiliates of Enbridge Inc. The purchase price is subject to adjustment at closing for working capital, capital expenditures and other items.

        One of the conditions of the closing of this offering will be the successful closing of the acquisition of the acquired systems.

        Enbridge Partners will use the proceeds it receives from the sale of i-units to us to repay a portion of the debt owed to affiliates of Enbridge Inc. that it will assume in connection with the acquisition.

Tax Indemnification Agreement and Purchase Provisions

        Upon the closing of this offering, we and Enbridge Inc. will enter into the tax indemnification agreement and Enbridge Inc. will execute the purchase provisions which are part of our limited liability company agreement. The tax indemnification agreement and the purchase provisions are described under "Description of Our Shares" beginning on page 118.

Additional Matters

        Conflicts of interest may arise because of the relationship between Enbridge Inc., Enbridge Partners, Enbridge Energy Company and us. Our directors and officers have fiduciary duties to manage our business in a manner beneficial to us and to the holders of our shares. However, these fiduciary duties have been limited pursuant to the terms of our limited liability company agreement. Simultaneously, some of our managers and officers are also directors and officers of Enbridge Inc. and Enbridge Energy Company and have fiduciary duties to manage the business of Enbridge Inc. or Enbridge Energy Company and Enbridge Partners in a manner beneficial to Enbridge Inc. and its shareholders or Enbridge Energy Company, Enbridge Partners and their respective shareholders or unitholders as the case may be. The resolution of these conflicts may not always be in our best interest or in the interest of the holders of our shares.

        Enbridge Energy Company owns the one outstanding voting share eligible to elect our directors. For more information regarding voting rights, please read "Description of Our Shares — Limited Voting Rights" beginning on page 124.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

        Enbridge Inc. indirectly owns all of the outstanding capital stock, and elects all of the directors, of Enbridge Energy Company, the general partner of Enbridge Partners. Enbridge Energy Company owns the initial outstanding share of our voting stock and elects all of our directors. Enbridge Inc. has a number of interests that differ from those of our shareholders. As a result, there is a risk that important business decisions will not be made in your best interest.

Situations in which a Conflict of Interest Could Arise

        We and Enbridge Partners may compete for the time and effort of our directors and officers who are also directors and officers of Enbridge Inc.

        Enbridge Inc. and its affiliates conduct business and activities of their own in which we have no economic interest. There could be material competition for the time and effort of the directors, officers and employees who provide services to us and Enbridge Partners on the one hand, and Enbridge Inc. on the other hand. Our officers are not required to work full time on our affairs or the affairs of Enbridge Partners and may devote significant time to the affairs of Enbridge Inc. or its affiliates.

        Enbridge Inc. may sell assets or provide services to Enbridge Partners, giving rise to conflicts of interest.

        Enbridge Inc.'s interest as a seller of assets or provider of services in transactions involving Enbridge Partners would conflict with Enbridge Partners' interests as a buyer of these assets or recipient of these services. Enbridge Inc. would want to receive the highest possible price and Enbridge Partners would want to pay the lowest possible price. The same type of conflict would arise if Enbridge Partners were the seller of services or assets and Enbridge Inc. were the purchaser. The acquisition by Enbridge Partners of the Midcoast, Northeast Texas and South Texas systems is an example of such a transaction with Enbridge Inc. A committee of independent, outside directors of the board of directors of Enbridge Energy Company negotiated the purchase price and terms of the acquisition on behalf of Enbridge Partners and recommended that the full board of directors of the general partner approve the acquisition.

        The fiduciary duties of our board of directors to our shareholders and of our board of directors and the general partner of Enbridge Partners to the unitholders have been limited under our limited liability company agreement and Enbridge Partners' partnership agreement.

        Under the delegation of control agreement, the general partner of Enbridge Partners will delegate to us substantially all of its management and control of Enbridge Partners. As a result of this delegation of control, our board of directors could be held to have fiduciary duties similar to the general partner of Enbridge Partners. However, our limited liability company agreement and the Enbridge Partners partnership agreement limit the fiduciary duties of our board of directors and of the general partner of Enbridge Partners. These restrictions allow our board of directors and the general partner of Enbridge Partners to take into account the interests of other parties in addition to our interests and the interests of our shareholders and Enbridge Partners and its unitholders when resolving conflicts of interest. Additionally, this limitation reduces the rights of our shareholders under our limited liability company agreement and the unitholders under the Enbridge Partners partnership agreement to sue our board of directors and the general partner of Enbridge Partners should either of them act in a way that, were it not for this limitation of liability, would be a breach of their fiduciary duties. For more information regarding provisions in our limited liability company agreement and the Enbridge Partners partnership agreement relating to the limitation of fiduciary duties, please read "—Fiduciary Duties Owed to Our Shareholders and to the Owners of Units" beginning on page 148.

        Owners of the shares will have no right to enforce obligations of Enbridge Inc. and its affiliates under agreements with us.

        Any agreements between us and Enbridge Partners, on the one hand, and Enbridge Inc. and its affiliates, on the other hand, will not grant to holders of our shares any right to enforce the obligations of Enbridge Inc. and its affiliates in our or Enbridge Partners' favor.

        Contracts between us and Enbridge Partners, on the one hand, and Enbridge Inc. and its affiliates, on the other, will not be the result of arm's-length negotiations.

        Neither the limited liability company agreement nor any of the other contracts or arrangements between us and Enbridge Inc. and its affiliates are or will be the result of arm's-length negotiations.

        The similarity of the acquisition strategy of Enbridge Inc. to the strategy of Enbridge Partners creates conflicts of interest.

        Because Enbridge Inc. and Enbridge Partners plan to grow their businesses through acquisitions, conflicts of interest may arise because, as further discussed in the following paragraph, Enbridge Inc. is not prohibited from making acquisitions which also would be of interest to Enbridge Partners. Therefore, regardless of any arrangement for sharing or allocating investment opportunities which may be established between them, this conflict may result in Enbridge Partners being unable to make all of the favorable acquisitions it would otherwise make.

  Enbridge Inc. and its affiliates may compete with Enbridge Partners.

        Enbridge Inc. has agreed with Enbridge Partners that, so long as an affiliate of Enbridge Inc. is the general partner of Enbridge Partners, Enbridge Inc. and its subsidiaries may not engage in or acquire any business that is in direct material competition with the businesses of Enbridge Partners as such businesses existed at the time of Enbridge Partners' initial public offering in December 1991, subject to the following material exceptions:

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  Enbridge Inc. and its subsidiaries are not restricted from continuing to engage in businesses, including the normal development of such businesses, in which they were engaged at the time of Enbridge Partners' initial public offering in December 1991;
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  such restriction is limited geographically only to those routes and products for which Enbridge Partners provided transportation at the time of Enbridge Partners' initial public offering;
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  Enbridge Inc. and its subsidiaries are not prohibited from acquiring any competitive business as part of a larger acquisition, so long as the majority of the value of the business or assets acquired, in Enbridge Inc.'s reasonable judgment, is not attributable to the competitive business; and
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  Enbridge Inc. and its subsidiaries are not prohibited from acquiring any competitive business if that business is first offered for acquisition to Enbridge Partners and Enbridge Partners fails to approve, after submission to a vote of unitholders, the making of the acquisition.

        Because Enbridge Partners was not engaged in any aspect of the natural gas business at the time of its initial public offering, Enbridge Inc. and its subsidiaries are not restricted from competing with Enbridge Partners in all aspects of the natural gas business. In addition, Enbridge Inc. and its subsidiaries would be permitted to transport crude oil and liquid petroleum over routes that are not the same as the Lakehead system even if such transportation is in direct material competition with the business of Enbridge Partners.

        This agreement also expressly permitted the reversal by Enbridge Inc. in 1999 of one of its pipelines that extends from Sarnia, Ontario to Montreal, Quebec. As a result of this reversal, Enbridge Inc. competes with Enbridge Partners to supply crude oil to the Ontario, Canada market.

This competition from Enbridge has reduced Enbrige Partners' deliveries of crude oil to the Province of Ontario.

        There could be a conflict as to whether we or Enbridge Partners should issue equity diluting Enbridge Inc.'s ownership.

        It may be in the best interests of Enbridge Partners to finance a transaction or operation by means of the issuance of equity that would result in a reduction of Enbridge Inc.'s percentage ownership of us or Enbridge Partners. Enbridge Inc. may not find it in its interest to have its percentage interest in us or Enbridge Partners reduced at that time. Because it ultimately controls us and the general partner of Enbridge Partners, Enbridge Inc. also makes the determination as to whether we or Enbridge Partners will issue additional equity. This could result in Enbridge Partners either having to forego a transaction that would otherwise be beneficial to it or to finance the transaction or operations in whole or in part by indebtedness that could increase its leverage.

        Enbridge Inc. may exercise its purchase rights at a time or price that may be undesirable to you.

        Enbridge Inc. or its affiliates may exercise its purchase rights to acquire your shares at any time in its sole discretion after the conditions for such exercise have been satisfied. In exercising the rights, Enbridge Inc. and its affiliates do not have to consider whether the exercise is in your best interest. As a result, Enbridge Inc. may purchase your shares at a time or price that you find undesirable. For more information, please read "Description of Our Shares — Special Purchase Events" beginning on page 122 and "Description of Our Shares — Optional Purchase Events" beginning on page 123.

Fiduciary Duties Owed to Our Shareholders and to the Owners of Units

        The fiduciary duties owed to you by our board of directors are prescribed by Delaware law and our limited liability company agreement. Similarly, the fiduciary duties owed to the owners of units of Enbridge Partners by the general partner of Enbridge Partners and its board of directors are prescribed by Delaware law and Enbridge Partners' partnership agreement. Also, as a result of the delegation of control of Enbridge Partners to us by the general partner of Enbridge Partners, our board of directors could be held to have fiduciary duties similar to the general partner of Enbridge Partners. The Delaware Limited Liability Company Act and the Delaware Revised Uniform Limited Partnership Act provide that Delaware limited liability companies and Delaware limited partnerships, respectively, may, in their limited liability company agreements and partnership agreements, as applicable, restrict the fiduciary duties owed by their boards of directors to their shareholders and by their general partner to their limited partners.

        Our limited liability company agreement and the Enbridge Partners partnership agreement contain various provisions restricting the fiduciary duties that might otherwise be owed. We have modified the fiduciary duties that might otherwise be owed to the shareholders and unitholders in order to accommodate the complex organizational structure and the interrelationships among us and Enbridge Energy Company, Enbridge Partners, Enbridge Inc. and all of their respective affiliates. Additionally, without these modifications, the ability of our board of directors and the general partner of Enbridge Partners to make decisions involving conflicts of interest would be restricted. The modifications also enable us to attract and retain experienced and capable directors and officers. These modifications could be detrimental to our shareholders and the limited partners of Enbridge Partners because they restrict the remedies available to our shareholders and the limited partners of Enbridge Partners for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below.

        The following is a summary of the material restrictions of the fiduciary duties owed by our board of directors to our shareholders and by our board of directors and the general partner of

Enbridge Partners to the limited partners of Enbridge Partners. Any fiduciary duties owed to our shareholders by Enbridge Inc. and its affiliates, as the beneficial owner of all our voting shares, are similarly restricted or eliminated. These limited fiduciary duties are very different from the more familiar duties of a corporate board of directors, which must always act in the best interests of the corporation and its stockholders.

State-law fiduciary duty standards	Fiduciary duties generally are considered to include an obligation to act with due care and loyalty. The duty of care, unless the limited liability company agreement or partnership agreement provides otherwise, generally would require a manager, director or general partner to act for the limited liability company or limited partnership, as applicable, in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a limited liability company agreement or partnership agreement providing otherwise, generally would prohibit a manager or director of a Delaware limited liability company or a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.
Our limited liability company agreement modifies these standards
Our limited liability company agreement contains provisions that prohibit shareholders from advancing claims arising from conduct by our board of directors that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our limited liability company agreement permits our board of directors to make a number of decisions in its "sole discretion." This entitles our board of directors to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any shareholder.
Enbridge Inc., its affiliates, and their officers and directors who are also our officers or directors are not required to offer to us any business opportunity.

In addition to the other more specific provisions limiting the obligations of our board of directors, our limited liability company agreement further provides that our board of directors will not be liable for monetary damages to us or our shareholders for any acts or omissions if our board of directors acted in good faith. Please read "Limited Liability Company Agreement — Exculpation and Indemnification" on page 139.

Enbridge Partners' partnership agreement modifies these standards
The general partner of Enbridge Partners, pursuant to the partnership agreement of Enbridge Partners, and our board of directors, by virtue of the delegation of control to us by the general partner, are permitted to attempt to avoid personal liability in connection with the management of Enbridge Partners. The partnership agreement provides that the general partner does not breach its fiduciary duty even if the partnership could have obtained more favorable terms without limitations on the general partner's liability.

The partnership agreement of Enbridge Partners contains provisions that allow the general partner and by virtue of the delegation of control agreements, our board of directors, to take into account the interests of parties in addition to Enbridge Partners in resolving conflicts of interest, thereby limiting their fiduciary duties to the limited partners. Also, the partnership agreement contains provisions that may restrict the remedies available to limited partners for actions taken that might, without such limitations, constitute breaches of fiduciary duties. Because some of our directors and officers are also directors and officers of Enbridge Inc. and the general partner of Enbridge Partners, the duties of the directors and officers of Enbridge Inc. to the shareholders of Enbridge Inc. may, therefore, come into conflict with the duties of the general partner and our board of directors, to the limited partners and the duties of our board of directors to our shareholders.
Rights and remedies of shareholders
The Delaware Limited Liability Company Act generally provides that a shareholder of a limited liability company may bring an action in the right of a limited liability company to recover a judgment in its favor if the board of directors has refused to bring the action or if an effort to cause the board of directors to bring the action is not likely to succeed. These actions could include actions against the board of directors or particular directors for breach of fiduciary duties or of the limited liability agreement. In addition, the statutory or case law of some jurisdictions may permit a shareholder to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages from our board of directors or officers for violations of fiduciary duties or our limited liability agreement.

        By becoming one of our shareholders, a shareholder agrees to be bound by the provisions in the limited liability company agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Limited Liability Company Act favoring the principle of freedom of contract and the enforceability of limited liability company agreements. It is not necessary for a shareholder to sign the limited liability company agreement in order for the limited liability company agreement to be enforceable against that person.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering there has been no public market for or holders of our shares, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time.

        The shares sold in the offering generally will be freely transferable without restriction or further registration under the Securities Act of 1933, except that any shares owned by an "affiliate" of our company, including Enbridge Inc. and Enbridge Energy Company, may not be resold publicly other than in compliance with the registration requirements of the Securities Act of 1933 or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

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  1% of the total number of the securities outstanding; or

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  the average weekly reported trading volume of the securities for the four calendar weeks prior to the sale.

        Sales under Rule 144 also are subject to specific manner of sale provisions, notice requirements and the availability of current public information about us.

        Enbridge Energy Company and its affiliates have agreed not to sell any shares they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" beginning on page 160 for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

        This section is a summary of the material U.S. federal income tax considerations that may be relevant to prospective owners of shares and, unless otherwise noted in the following discussion, is the opinion of our counsel, Vinson & Elkins L.L.P., insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

        No attempt has been made in the following discussion to address all U.S. federal income tax matters affecting us, Enbridge Partners or the owners of shares. Moreover, the discussion does not address the U.S. federal income tax consequences that may be relevant to certain types of investors subject to specialized tax treatment, such as non-U.S. persons, financial institutions, insurance companies, real estate investment trusts, estates, trusts, dealers and persons entering into hedging transactions. Accordingly, we urge each prospective owner of shares to consult, and depend on, his own tax advisor in analyzing the U.S. federal, state, local tax and foreign tax consequences particular to him of the ownership or disposition of shares.

Legal Opinions

        All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us and, where applicable, Enbridge Partners and Enbridge Energy Company, its general partner.

        No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective owners of shares. The opinion of Vinson & Elkins L.L.P. represents only that firm's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. In addition, any contest of this sort with the IRS may materially and adversely impact the market for shares and the prices at which shares trade. The cost of any contest with the IRS will be borne directly or indirectly by us and the owners of shares. Furthermore, the tax treatment of us or Enbridge Partners or of an investment in us or Enbridge Partners may be significantly modified by future legislative or administrative changes or court decisions. Any modification may or may not be retroactively applied.

U.S. Federal Income Tax Considerations Associated with the Ownership and Disposition of Shares

  Enbridge Management Status as a Corporation for U.S. Federal Income Tax Purposes

        An election has been made with the IRS to treat us as a corporation for U.S. federal income tax purposes. Thus, we are subject to U.S. federal income tax on our taxable income at tax rates up to 35%. Additionally, in certain instances we could be subject to the alternative minimum tax of 20% on our alternative minimum taxable income to the extent that the alternative minimum tax exceeds our regular tax.

        The terms of the i-units provide that the i-units owned by us are not entitled to allocations of income, gain, loss or deduction of Enbridge Partners until such time as it is liquidated. Thus, we do not anticipate that we will have material amounts of either taxable income or alternative minimum taxable income resulting from our ownership of the i-units unless we dispose of the i-units in a taxable transaction or Enbridge Partners is liquidated. Please read " — U.S. Federal Income Tax Considerations Associated with the Ownership of i-Units" beginning on page 157.

  Tax Consequences of Share Ownership

        No Flow-Through of Our Taxable Income.    Because we are treated as a corporation for U.S. federal income tax purposes, an owner of shares will not report on its U.S. federal income tax return any of our items of income, gain, loss and deduction.

        Distributions of Additional Shares.    Under the terms of our limited liability company agreement, except in connection with our liquidation, we will not make distributions of cash in respect of shares but rather will make distributions of additional shares. Because these distributions of additional shares will be made proportionately to all owners of shares, the receipt of these additional shares will not be includable in the gross income of an owner of shares for U.S. federal income tax purposes. As each owner of shares receives additional shares, it will be required to allocate its basis in its shares in the manner described below. Please read " — Basis of Shares" below.

        Basis of Shares.    An owner's initial tax basis for its shares will be the amount paid for them. As additional shares are distributed to an owner of shares, it will be required to allocate its tax basis in its shares equally between the old shares and the new shares received. If the old shares were acquired for different prices, and the owner can identify each separate lot, then the basis of each old lot of shares can be used separately in the allocation to the new shares received with respect to the identified old lot. If an owner of shares cannot identify each lot, then it must use the first-in first-out tracing approach. A shareholder cannot use the average cost for all lots for this purpose.

        Disposition of Shares.    Gain or loss will be recognized on a sale or other disposition of shares, whether to a third party or to Enbridge Inc. pursuant to the purchase provisions or in connection with the liquidation of us, equal to the difference between the amount realized and the owner's tax basis for the shares sold or otherwise disposed of. An owner's amount realized will be measured by the sum of the cash and the fair market value of other property received by it.

        Except as noted below, gain or loss recognized by an owner of shares, other than a "dealer" in shares, on the sale or exchange of a share generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of shares held more than 12 months generally will be taxed at a maximum rate of 20%, subject to the discussion below relating to straddles. Capital gain recognized by a corporation on the sale of shares generally will be taxed at a maximum rate of 35%. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

        Capital gain treatment may not result from a sale of shares to Enbridge Inc. for cash if a single shareholder of us or our shareholders as a group own 50% or more of the stock of Enbridge Inc. In that case, if either we or Enbridge Inc. has earnings and profits, then the amount received by a seller of shares may be taxed as ordinary income to the extent of its portion of those earnings and profits, but only if the seller sells less than all of its shares or is a shareholder of Enbridge Inc. after applying the ownership attribution rules.

        For purposes of determining whether capital gains or losses on the disposition of shares are long or short term, subject to the discussion below relating to straddles, an owner's holding period begins on its acquisition of shares pursuant to this offering. As additional shares are distributed to the owner, the holding period of each new share received also will include the period for which the owner held the old shares to which the new share relates.

        Because the purchase rights in respect of the shares arise as a result of an agreement other than solely with us, these rights do not appear to constitute inherent features of the shares for tax purposes. Please read "Description of Our Shares — Optional Purchase Events" beginning on page 123 and "Description of Our Shares — Special Purchase Events" beginning on page 122. As such, it is possible that the IRS would assert that shares and the related purchase rights constitute a straddle for U.S. federal income tax purposes to the extent that those rights are viewed as resulting in a substantial diminution of a share purchaser's risk of loss from owning its shares. In that case, any owner of shares who incurs interest or other carrying charges that are allocable to the shares (as would be the case if the owner finances its acquisition of shares with debt) would have to capitalize those interest or carrying charges to the basis of the related shares and purchase rights rather than deducting those interest or carrying charges currently. In addition, the holding period of the shares would be suspended, resulting in short-term capital gain or loss (generally taxed at ordinary income rates) upon a taxable disposition even if the shares were held for more than 12 months. However, we believe that the purchase rights have minimal value and do not result in a substantial diminution of a share purchaser's risk of loss from owning shares. Based on that, the shares and the related purchase rights should not constitute a straddle for U.S. federal income tax purposes and therefore should not result in any suspension of an owner's holding period or interest and carrying charge capitalization, although there can be no assurance that the IRS or the courts would agree with this conclusion.

        Investment in Shares by Tax-Exempt Investors, Regulated Investment Companies and Non-U.S. Persons.    Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts, known as IRAs, and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Because we will be treated as a corporation for U.S. federal income tax purposes, an owner of shares will not report on its U.S. federal income tax return any of our items of income, gain, loss and deduction. Therefore, a tax-exempt investor will not have unrelated business taxable income attributable to its ownership or sale of our shares unless its ownership of the shares is debt financed. In general, a share would be debt financed if the tax-exempt owner of shares incurs debt to acquire a share or otherwise incurs or maintains a debt that would not have been incurred or maintained if that share had not been acquired.

        A regulated investment company, or "mutual fund," is required to derive at least 90% of its gross income for every taxable year from qualifying income. As stated above, an owner of shares will not report on its U.S. federal income tax return any of our items of income, gain, loss and deduction. Thus, ownership of shares will not result in income which is not qualifying income to a mutual fund. Furthermore, any gain from the sale or other disposition of the shares, and the associated purchase rights, will qualify for purposes of that 90% test. Finally, shares, and the associated purchase rights, will constitute qualifying assets to mutual funds which also must own at least 50% qualifying assets at the end of each quarter.

        Because distributions of additional shares will be made proportionately to all owners of shares, the receipt of these additional shares will not be includable in the gross income of an owner of shares for U.S. federal income tax purposes. Therefore, no withholding taxes will be imposed on distributions of additional shares to non-resident aliens and foreign corporations, trust or estates. A non-U.S. owner of shares generally will not be subject to U.S. federal income tax or subject to withholding on any gain recognized on the sale or other disposition of shares unless:

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  the gain is considered effectively connected with the conduct of a trade or business by the non-U.S. owner within the U.S. and, where a tax treaty applies, is attributable to a U.S. permanent establishment of that owner (and, in which case, if the owner is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

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  the non-U.S. owner is an individual who holds the shares as a capital asset and is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

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  we are or have been a "United States real property holding corporation," or a USRPHC, for U.S. federal income tax purposes.

        We believe that we are a USRPHC for U.S. federal income tax purposes. Therefore, any gain on the sale or other disposition of shares by a non-U.S. owner will be subject to U.S. federal income tax unless the shares are regularly traded on an established securities market and the non-U.S. owner has not actually or constructively held more than 5% of the shares at any time during the shorter of the five-year period preceding the disposition and that owner's holding period. We expect our shares to be traded on an established securities market.

        Merger of Enbridge Partners and Enbridge Management. As discussed under "Limited Liability Company Agreement—Merger" on page 139, if Enbridge Partners were to be treated as a corporation for federal income tax purposes, the owner of our voting shares has the right to cause us to merge with or into Enbridge Partners or one of its subsidiaries. As a condition to such merger we must obtain either an opinion of counsel that such merger should be currently non-taxable to our shareholders or a ruling from the IRS that such merger will be currently non-taxable to our shareholders, except as to consideration received for fractional shares or as to the termination of any rights or obligations related to the purchase provisions. In such event, you would receive common units or other securities substantially similar to the common units in exchange for your shares in a transaction in which, subject to the exception described in the preceding sentence, neither gain nor loss should or will be recognized.

U.S. Federal Income Tax Considerations Associated with the Ownership of i-Units

        A partnership is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made to it by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed to the partner is in excess of its adjusted basis in its partnership interest.

        With respect to the i-units to be owned by us, the Enbridge Partners partnership agreement provides that no allocations of income, gain, loss or deduction will be made in respect of the i-units until such time as there is a liquidation of Enbridge Partners. If there is a liquidation of Enbridge Partners, it is intended that we will receive allocations of income and gain, or deduction and loss, in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit. The aggregate capital account of our i-units will not be increased as a result of our ownership of additional i-units. Thus, each additional i-unit we own after a cash distribution to other unitholders generally will represent the right to receive additional allocations of such income and gain, or deduction and loss on the liquidation of Enbridge Partners. As a result, we likely would realize taxable income or loss upon the liquidation of Enbridge Partners. However, no assurance can be given that there will be sufficient amounts of income and gain to cause the capital account attributable to each i-unit to be equal to that of a common unit. If they are not equal, we will receive less value than would be received by a holder of common units upon such a liquidation. We also likely would realize taxable income or loss upon any sale or other disposition of our i-units.

        The anticipated benefit of an investment in our shares depends largely on the treatment of Enbridge Partners as a partnership for U.S. federal income tax purposes. No ruling has been or will be sought from the IRS and the IRS has made no determination as to Enbridge Partners' status or the status of its operating partnerships as partnerships or disregarded entities for U.S. federal income tax purposes or whether Enbridge Partners' operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Enbridge Partners and its operating partnerships have been and will be treated as partnerships or disregarded entities for U.S. federal income tax purposes.

        Treasury Regulations pertaining to the classification of entities such as Enbridge Partners as partnerships or corporations for U.S. federal income tax purposes were significantly revised effective January 1, 1997. Pursuant to these revised Treasury Regulations, known as the "check-the-box" regulations, entities organized as limited partnerships under domestic partnership statutes are treated as partnerships for U.S. federal income tax purposes unless they elect to be treated as corporations. Domestic limited partnerships in existence prior to 1997 and classified as partnerships as of December 31, 1996, under the prior Treasury Regulations, would continue to be classified as partnerships after 1996 unless they elected another form of classification under the check-the-box regulations. Neither Enbridge Partners nor any of its operating partnerships has elected to be treated as a corporation under the check-the-box regulations, and Vinson & Elkins L.L.P. is of the opinion that Enbridge Partners and its operating partnerships each were treated as partnerships for U.S. federal income tax purposes on and before December 31, 1996, under the prior Treasury Regulations, and subsequently have been and will be treated as partnerships or disregarded entities for U.S. federal income tax purposes.

        In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us, Enbridge Partners and its general partner. The representations made by us, Enbridge Partners and its general partner upon which Vinson & Elkins L.L.P. has relied are:

  •
  neither Enbridge Partners nor its operating partnerships have elected or will elect to be treated as a corporation;

  •
  prior to January 1, 1997, (i) Enbridge Partners and each operating partnership were operated in accordance with applicable state partnership statutes, their respective partnership agreements and the statements and representations made in this prospectus, and (ii) the general partner of Enbridge Partners and each operating partnership, at all times while acting as general partner, had a substantial net worth on a fair market value basis (excluding any interest in, or receivables due from, Enbridge Partners and each operating partnership).

  •
  for each taxable year, more than 90% of Enbridge Partners' gross income has been and will be income from sources that Vinson & Elkins L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code; and

  •
  each hedging transaction treated as resulting in "qualifying income" by Enbridge Partners will be accurately identified as a hedging transaction pursuant to applicable Treasury regulations, and will be associated with oil, gas or products thereof that are held or to be held by Enbridge Partners in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

        Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the marketing, transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. Enbridge Partners estimates that less than 4% of its current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us, Enbridge Partners and its general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of Enbridge Partners' current gross income constitutes qualifying income.

        If Enbridge Partners fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, Enbridge Partners will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which it fails to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to the unitholders in liquidation of their interests in Enbridge Partners. This contribution and liquidation should be tax-free to unitholders and Enbridge Partners so long as Enbridge Partners, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, Enbridge Partners would be treated as a corporation for U.S. federal income tax purposes.

        If Enbridge Partners were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to its unitholders, and its net income would be taxed to it at corporate rates. The automatic increase in the number of i-units we own after each quarterly distribution of cash to common unitholders generally would be taxed as a corporate distribution to us, with that distribution treated as either taxable dividend income, to the extent of Enbridge Partners' current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of our tax basis in our i-units, or taxable capital gain, after our tax basis in our i-units is reduced to zero. Because a tax would be imposed upon Enbridge Partners as a corporation, the cash available for distribution to a common unitholder would be substantially reduced, which would reduce the value of additional i-units we own after a distribution of cash is made to other unitholders and the value of our shares distributed quarterly to you. Accordingly, Enbridge Partners' treatment as a corporation would result in a substantial reduction of the value of our shares.

ERISA CONSIDERATIONS

        The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended, commonly known as "ERISA," and the prohibited transaction provisions of section 4975 of the Internal Revenue Code that may be relevant to a prospective purchaser of our shares. The discussion does not purport to deal with all aspects of ERISA or section 4975 of the Internal Revenue Code that may be relevant to particular shareholders in light of their particular circumstances.

        We base this discussion on current provisions of ERISA and the Internal Revenue Code, existing and currently proposed regulations under ERISA and the Internal Revenue Code, the legislative history of ERISA and the Internal Revenue Code, existing administrative rulings of the Department of Labor, or "DOL," and reported judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes.

        A fiduciary making a decision to invest in our shares on behalf of a prospective purchaser that is an employee benefit plan, a tax-qualified retirement plan or an IRA is advised to consult with its own legal advisor regarding the specific considerations arising under ERISA, section 4975 of the Internal Revenue Code and state law with respect to the purchase, ownership, sale or exchange of our shares by such plan or IRA.

        Each fiduciary of a pension, profit-sharing or other employee benefit plan, known as an "ERISA Plan," subject to Title I of ERISA should consider carefully whether an investment in our shares is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require an ERISA Plan's investments to be (1) prudent and in the best interests of the ERISA Plan, its participants and its beneficiaries, (2) diversified in order to minimize the risk of large losses, unless it is clearly prudent not to do so and (3) authorized under the terms of the ERISA Plan's governing documents (provided the documents are consistent with ERISA). In determining whether an investment in the shares is prudent for purposes of ERISA, the appropriate fiduciary of an ERISA Plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA Plan's portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA Plan, taking into consideration the risk of loss and opportunity for gain (or other return) from the investment, the diversification, cash flow and funding requirements of the ERISA Plan's portfolio.

        The fiduciary of an individual retirement account, commonly called an "IRA," or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees (a "Non-ERISA Plan") should consider that such an IRA or Non-ERISA Plan may only make investments that are authorized by the appropriate governing documents and under applicable state law.

        Fiduciaries of ERISA Plans and persons making the investment decision for an IRA or other Non-ERISA Plan should consider the application of the prohibited transaction provisions of ERISA and the Internal Revenue Code in making their investment decision. A "party in interest" or "disqualified person" with respect to an ERISA Plan or with respect to a Non-ERISA Plan or IRA subject to Internal Revenue Code section 4975 is subject to (1) an initial 15% excise tax on the amount involved in any prohibited transaction involving the assets of the plan or IRA and (2) an excise tax equal to 100% of the amount involved if any prohibited transaction is not corrected. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA is maintained (or his beneficiary), the IRA will lose its tax-exempt status and its assets will be deemed to have been distributed to such individual in a taxable distribution (and no excise tax will be imposed) on account of the prohibited transaction. In addition, a fiduciary who permits an ERISA

Plan to engage in a transaction that the fiduciary knows or should know is a prohibited transaction may be liable to the ERISA Plan for any loss the ERISA Plan incurs as a result of the transaction or for any profits earned by the fiduciary in the transaction.

        The following section discusses certain principles that apply in determining whether the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Internal Revenue Code apply to an entity because one or more investors in the equity interests in the entity is an ERISA Plan or is a Non-ERISA Plan or IRA subject to section 4975 of the Internal Revenue Code. An ERISA Plan fiduciary should also consider the relevance of those principles to ERISA's prohibition on improper delegation of control over or responsibility for "plan assets" and ERISA's imposition of co-fiduciary liability who participates in, permits (by action or inaction) the occurrence of or fails to remedy a known breach by another fiduciary.

        Regulations of the DOL defining "plan assets," known as the "Plan Asset Regulations," generally provide that when an ERISA Plan or Non-ERISA Plan or IRA acquires a security that is an equity interest in an entity and the security is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, the ERISA or Non-ERISA Plan's or IRA's assets include both the equity interest and an undivided interest in each of the underlying assets of the issuer of such equity interest, unless one or more -exceptions specified in the Plan Asset Regulations are satisfied.

        The Plan Asset Regulations define a publicly-offered security as a security that is "widely-held," "freely transferable," and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act, provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred. The Plan Asset Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. The Plan Asset Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances.

        We anticipate that our shares will meet the criteria of publicly offered securities under the Plan Asset Regulations. The underwriters expect (although no assurance can be given) that our shares will be held beneficially by more than 100 independent persons by the conclusion of the offering, that no restrictions will be imposed on the transfer of the shares and that the shares will be sold as part of an offering pursuant to an effective registration statement under the Securities Act of 1933. As a result, the shares will be timely registered under the Securities Exchange Act of 1934.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.

Total	10,000,000

        As part of this offering, the underwriters will sell 500,000 shares to Enbridge Energy Company. The underwriters are not entitled to any discount or commission on these shares.

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,500,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,500,000 additional shares.

Paid by Enbridge Management	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $    per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        We, Enbridge Inc., Enbridge Partners, Enbridge Energy Company and our and their directors and executive officers have agreed with the underwriters not to dispose of or hedge any of our securities or securities of Enbridge Partners that are substantially similar to the shares, i-units or common units, including, but not limited to, any securities that are convertible into or exchangeable for shares, i-units or common units or any substantially similar securities, without the prior written consent of Goldman, Sachs & Co. in its sole discretion. Goldman, Sachs & Co. has no set criteria for the waiver of these restrictions and currently has no intention to waive these restrictions. With respect to shares and i-units and securities of the above issuers that are substantially similar to the shares and i-units as described above, but specifically excluding common units, the lock-up period will be from the date of this prospectus and continuing through the date 180 days after the date of this prospectus. With respect to the common units and securities of the above issuers that are substantially similar to the common units as described above, the lock-up period will be from the date of this prospectus and continuing through the date of 60 days after the date of this prospectus. This agreement does not apply to (1) the sale of i-units by Enbridge Partners to us and subsequent quarterly distributions of i-units and shares as contemplated by the prospectus, (2) the disposal of such securities in connection with the acquisition of assets (other than cash), businesses or the capital stock or other ownership interests of businesses by any of Enbridge Inc., Enbridge Partners, or any operating subsidiary of Enbridge Partners owning common units on the date of this prospectus if the recipient of such securities agrees not to dispose of the securities received in connection with such acquisitions during the lock-up period, and (3) the disposal of such securities pursuant to an employee stock or unit option plan existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus. Please read "Shares Eligible for Future Sale" on page 153 for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for our shares. The initial public offering price of our shares will be negotiated among us and the representative of the underwriters. We expect our shares to be offered at a price within approximately 5% of the closing price of Enbridge Partners' Class A common units, which trade on the NYSE under the symbol "EEP," prior to the determination of the offering price. The other factors we expect to be considered in determining the initial public offering price of our shares, include prevailing market conditions, Enbridge Partners' historical performance, estimates of our and Enbridge Partners' business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        Our shares have been approved for listing on the New York Stock Exchange under the symbol "      ." In order to meet one of the requirements for listing the shares on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with the offering, the underwriters may purchase and sell shares and Class A common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares from us. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares or Class A common units made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the shares or the Class A common units,

and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares or the Class A common units. As a result, the price of the shares or the Class A common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of this offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

        At our request, the underwriters are reserving up to                 shares for sale at the initial public offering price to our directors through a directed share program. The number of shares available for sale to the general public in the public offering will be reduced to the extent these persons purchase the reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

        A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make internet distributions on the same basis as other allocations.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4 million.

        We and each of Enbridge Partners and Enbridge Inc. have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Some of the underwriters and their affiliates have from time to time performed various investment banking and financial advisory services, participated in the underwriting of debt and equity securities offerings and served as lender or agent under credit facilities for Enbridge Partners, Enbridge Inc. and their affiliates for which they have received customary fees and reimbursement of their out of pocket expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us, Enbridge Partners, Enbridge Inc. and our and their affiliates in the ordinary course of business.

LEGAL MATTERS

        The validity of the shares and the i-units offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Various legal matters relating to the offering will be passed upon for the underwriters by Andrews & Kurth Mayor, Day & Caldwell L.L.P., Houston, Texas.

EXPERTS

        The financial statements as of May 23, 2002 of Enbridge Management included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Enbridge Partners as of and for the years ended December 31, 1999, 2000 and 2001, included in and incorporated in this prospectus by reference to the Annual Report on Form 10-K of Enbridge Partners for the year ended December 31, 2001, and the audited consolidated statement of financial position of Enbridge Energy Company as of December 31, 2001 and 2000, incorporated in this prospectus by reference to the Current Report on Form 8-K of Enbridge Partners filed on February 26, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Enbridge Inc. incorporated in this prospectus by reference to the Annual Report on Form 40-F of Enbridge Inc. for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements as of and for the years ended December 31, 1999 and 2000, the four months ended April 30, 2001 and the eight months ended December 31, 2001 of Enbridge Midcoast Energy included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed on Form S-1, Enbridge Partners has filed on Form S-3 and Enbridge Inc. has filed on Form F-3, a registration statement with the SEC under the Securities Act of 1933 with respect to the securities offered in this offering. This prospectus, which is a part of those registration statements, does not contain all of the information set forth in those registration statements, or the exhibits which are part of those registration statements, parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about us, Enbridge Partners and Enbridge Inc. and about the securities to be sold in this offering, please refer to those registration statements and the exhibits which are part of those registration statements.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. Our periodic reports, proxy and information statements and other information will be available for inspection and copying at the public reference facility and web site of the SEC referred to below.

        We intend to furnish our shareholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accounts. We also intend to furnish other reports as we may determine or as required by law.

        Enbridge Partners and Enbridge Inc. file annual, quarterly and other reports, proxy statements and other information with the SEC. Their current SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document they file at the SEC's public reference room located at:

  450 Fifth Street, N.W.
  Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges.

        Because Enbridge Partners' Class A common units and Enbridge Inc.'s common stock are listed on the New York Stock Exchange, Enbridge Partners' and Enbridge Inc.'s reports, proxy statements and other information can be reviewed and copied at the office of that exchange at 20 Broad Street, New York, New York 10005.

        The SEC allows Enbridge Partners and Enbridge Inc. to "incorporate by reference" the information they file with the SEC, which means that Enbridge Partners and Enbridge Inc. can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that Enbridge Partners and Enbridge Inc. file with the SEC automatically will update and supersede this information. Enbridge Partners and Enbridge Inc. incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering, other than information furnished under Item 9 of any Form 8-K that is listed below or filed in the future and which is not deemed filed under the Securities Exchange Act of 1934 and is not incorporated in this prospectus:

Enbridge Partners SEC Filings (File No. 1-10934)	Period
Registration Statement on Form 8-A/A	Filed August 8, 2001
Annual Report on Form 10-K	Year ended December 31, 2001
Quarterly Report on Form 10-Q	Three months ended March 31, 2002
Current Report on Form 8-K	Filed February 26, 2002
Current Report on Form 8-K	Filed February 27, 2002
Current Report on Form 8-K	Filed May 23, 2002
Quarterly Report on Form 10-Q	Filed August 14, 2002
Enbridge Inc. SEC Filings (File No. 0-21080)	Period
Annual Report on Form 40-F	Year ended December 31, 2001
Report of Foreign Private Issuer on Form 6-K	Filed February 4, 2002
Report of Foreign Private Issuer on Form 6-K	Filed March 4, 2002
Report of Foreign Private Issuer on Form 6-K	Filed March 27, 2002
Report of Foreign Private Issuer on Form 6-K	Filed May 16, 2002
Report of Foreign Private Issuer on Form 6-K	Filed August 2, 2002

        Enbridge Partners will provide copies of any of its documents incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents at no cost by request directed to it at the following address and telephone number:

  Investor Relations
  Enbridge Energy Partners, L.P.
  1100 Louisiana, Suite 3300
  Houston, Texas 77002
  866-337-4636 or
  866-EEP-INFO
  713-650-8900
  investor@enbridgepartners.com

        Enbridge Inc. will provide copies of any of its documents incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents at no cost by request directed to it at the following address and telephone number:

  Investor Relations
  Enbridge Inc.
  3000, 425-1st Street S.W.
  Calgary, Alberta, Canada T2P 3L8
  800-481-2804
  investor@corp.enbridge.com

        The information concerning Enbridge Partners contained or incorporated by reference in this document has been provided by Enbridge Partners, and the information concerning Enbridge Inc. contained or incorporated by reference in this document has been provided by Enbridge Inc.

        You should rely only on the information contained or incorporated by reference in this prospectus to purchase the securities offered by this prospectus. We, Enbridge Partners and Enbridge Inc. have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover, and the mailing of the prospectus to shareholders shall not create any implication to the contrary.

INDEX TO FINANCIAL STATEMENTS

ENBRIDGE ENERGY PARTNERS, L.P.

PRO FORMA FINANCIAL STATEMENTS (Unaudited)

Page
Introduction	F-3
Unaudited Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2001	F-5
Unaudited Pro Forma Consolidated Statement of Income for the Six Months Ended June 30, 2001	F-6
Unaudited Pro Forma Consolidated Statement of Income for the Six Months Ended June 30, 2002	F-7
Unaudited Pro Forma Consolidated Statement of Financial Position as at June 30, 2002	F-8
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-9
HISTORICAL FINANCIAL STATEMENTS
Consolidated Statement of Income for the Six Months Ended June 30, 2001 and 2002	F-14
Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2001 and 2002	F-15
Consolidated Statement of Financial Position as at December 31, 2001 and June 30, 2002	F-16
Consolidated Statement of Partners' Capital for the Six Months Ended June 30, 2001 and 2002	F-17
Notes to the Consolidated Financial Statements	F-18
Report of Independent Accountants	F-24
Consolidated Statements of Income for the Years Ended December 31, 1999, 2000, 2001	F-25
Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 2000, 2001	F-26
Consolidated Statements of Financial Position as at December 31, 2000 and 2001	F-27
Consolidated Statements of Partners' Capital for the Years Ended December 31, 1999, 2000, 2001	F-28
Notes to the Consolidated Financial Statements	F-29
Supplementary Information (Unaudited) Selected Quarterly Financial Data	F-42
ENBRIDGE MIDCOAST ENERGY, INC.
HISTORICAL FINANCIAL STATEMENTS
Consolidated Statement of Income for the Four Months Ended April 30, 2001, the Two Months Ended June 30, 2001 and the Six Months Ended June 30, 2002	F-43
Consolidated Statement of Cash Flows for the Four Months Ended April 30, 2001, the Two Months Ended June 30, 2001 and the Six Months Ended June 30, 2002	F-44
Consolidated Statement of Financial Position as at December 31, 2001 and June 30, 2002	F-45
Notes to the Consolidated Financial Statements	F-46

Report of Independent Accountants	F-48
Report of Independent Accountants	F-49
Consolidated Balance Sheets as at December 31, 2000 and 2001	F-50
Consolidated Statements of Operations for the years ended December 31, 1999 and 2000, the four months ended April 30, 2001 and the eight months ended December 31, 2001	F-51
Consolidated Statements of Comprehensive Income for the years ended December 31, 1999 and 2000, the four months ended April 30, 2001 and the eight months ended December 31, 2001	F-52
Consolidated Statements of Shareholders' Equity for the years ended December 31, 1999 and 2000, the four months ended April 30, 2001 and the eight months ended December 31, 2001	F-53
Consolidated Statements of Cash Flows for the years ended December 31, 1999 and 2000, the four months ended April 30, 2001 and the eight months ended December 31, 2001	F-54
Notes to Consolidated Financial Statements	F-55
ENBRIDGE ENERGY MANAGEMENT, L.L.C.
HISTORICAL FINANCIAL STATEMENTS
Report of Independent Accountants	F-75
Balance Sheet as at May 23, 2002	F-76
Notes to Balance Sheet	F-77

Unaudited Pro Forma Financial Statements

Introduction

        The following pro forma financial information has been prepared to assist in your analysis of the financial effects of the proposed acquisition of Enbridge Midcoast Energy, which includes the Northeast Texas, South Texas, compression, and Hobart Ranch asset acquisitions. The proposed acquisition excludes the Canadian and other assets that are being retained by Enbridge Energy Company.

        The pro forma consolidated statement of financial position presents the combined financial position of Enbridge Partners and the proposed acquisitions assuming they had occurred as of June 30, 2002. In addition, the results of operations of Enbridge Partners and the proposed acquisitions have also been combined for the six months ended June 30, 2002 and 2001, and for the year ending December 31, 2001. The pro forma consolidated statements of income assume the acquisition was effective as of the beginning of the fiscal period presented. This pro forma information is based on the following information:

  •
  The audited and unaudited financial statements of Enbridge Midcoast Energy. Financial data is adjusted as necessary to include the Northeast Texas, South Texas, compression and Hobart Ranch acquisitions, all of which will close contemporaneously with this offering. Enbridge Midcoast Energy acquired the South Texas system on January 2, 2002, the Northeast Texas system on March 1, 2002, the Hobart Ranch assets on May 1, 2002 and $12.6 million of compression assets on July 28, 2002. The pro forma as adjusted financial information reflects the results of operations of these systems as of the beginning of the period presented.

  •
  Financial data of the Northeast Texas, South Texas, compression and Hobart Ranch assets are unaudited. This financial data was largely derived from the records of previous owners and is believed to be reliable.

  •
  The acquisition will be accounted for using the purchase method of accounting. Under the purchase method of accounting, the assets acquired (including intangible assets) and the liabilities assumed are recorded at fair market value rather than historical book value of the predecessor companies. Any excess purchase price over fair market value of assets is attributed to goodwill.

  •
  The acquisition by Enbridge Partners of the acquired systems for $929.1 million, consisting of the assumption of $900.0 million in debt related to the acquired systems, payment of $19.1 million in cash and issuance of an additional $10.0 million equity interest in Enbridge Partners to Enbridge Energy Company.

  •
  The receipt by Enbridge Partners of $409.8 million in proceeds from the sale of its i-units to us, which assumes that we sell 10,000,000 shares at $43.50 per share, net of the underwriting discount, expected expenses and $500,000 paid by us to Enbridge Inc. in respect of its purchase obligation and tax indemnities, and the use by Enbridge Partners of these proceeds to repay a portion of the debt it assumed in connection with the acquisition.

  •
  Cash distributions per unit by Enbridge Partners in each quarter of 2001 are assumed to be unaffected by the acquisition of Enbridge Midcoast Energy. Distributions by Enbridge Partners of its available cash, as defined in the partnership agreement, generally are made 98.0% to the common unitholders and 2.0% to the general partner of Enbridge Partners, subject to the payment of incentive distributions to the general partner of Enbridge Partners to the extent that certain target levels of cash distributions to the common unitholders are achieved. The incremental incentive distributions payable to the general partner of Enbridge

    Partners are 15.0%, 25.0% and 50.0% of all quarterly distributions of available cash that exceed target levels of $0.59, $0.70 and $0.99 per common unit, respectively. Due to the incentive distributions received by the general partner of Enbridge Partners, an increase in the level of distributions per unit paid to limited partners will result in a disproportionate sharing of cash available for distribution in favor of the General Partner. As a result, the net earnings per unit attributable to common unitholders would decline assuming no other changes in other income statement items. Conversely, a reduction in the level of cash distributed per unit paid to unitholders would reduce the General Partner's share of income, thereby improving net income per unit to the limited partners. For the year ended December 31, 2001 and the six months ended June 30, 2001 and 2002, the pro forma incentive distribution to the general partner of Enbridge Partners increased, while pro forma net income decreased. This was a result of the assumed issuance of 10 million new units for pro forma purposes and cash distributions on such units.

  •
  Enbridge Partners' objective is to continue to increase cash distributions to unitholders. The cash distribution policy and the amount of quarterly cash distributions of Enbridge Partners will be determined by the Board of Directors of Enbridge Energy Management. The Board of Directors periodically reviews the distribution policy whereby it considers a number of factors including the amount of cash available to Enbridge Partners for distribution to unitholders, the amount and timing of capital expenditures and the target capital structure of the Partnership. Enbridge Partners anticipates that it will continue to have adequate liquidity to fund future cash distributions at current levels from operating cash flows.

  •
  Enbridge Partners incurs no U.S. federal income tax liability; accordingly, no income tax expense is reflected in pro forma results of operations.

        The purpose of pro forma as adjusted financial information is to illustrate the results of operations given the effect of certain transactions. The pro forma as adjusted financial information presented here is not necessarily indicative of full year results of the combined entity on a recurring basis due, among other things, to the following:

  •
  During the first four months of 2001, Enbridge Midcoast Energy's results of operations were impacted by a series of charges primarily associated with natural gas imbalance accounts and operational balancing agreements totaling approximately $20.5 million. These charges were the result of the volatility of prices in the natural gas market in late 2000 and early 2001.

  •
  Enbridge Midcoast Energy has completed the Bamagas project, which has contributed approximately $0.4 million of EBITDA per month beginning in February 2002. Results from this project and other projects and agreements, including an agreement Enbridge Midcoast Energy has with a major oil company to transport propylene, have not been included in the pro forma financial information.

  •
  The pro forma as adjusted financial information reflects a major plant turn-around on the Northeast Texas system in December 2001. The pro forma as adjusted financial information has not been adjusted to reflect the impact of the plant turn-around.

  •
  The results of operations of Enbridge Midcoast Energy for 2001 were abnormally impacted by other charges including expenses related to the sale of Enbridge Midcoast Energy to Enbridge Energy Company in early 2001, and acquisition integration costs.

        The pro forma information is presented for illustrative purposes only. If the acquisition of Enbridge Midcoast Energy had occurred in the past, Enbridge Partner's financial position, and results of operations, could have been materially different than that represented in the pro forma financial information. The pro forma financial information should not be considered indicative of results of future operations following the acquisition of Enbridge Midcoast Energy.

Unaudited Pro Forma Consolidated Statement of Income

Year Ended December 31, 2001

	Enbridge Partners	Enbridge Midcoast Energy	Midcoast Pro Forma Adjustments	Other Assets Pro Forma Adjustments	Depreciation and Financing Related Pro Forma Adjustments	Pro Forma Results
	(Audited)
	(In Millions, except per unit amounts)
			(Note 3)	(Note 4)	(Note 2 & 6)
Revenues:
Transportation	$311.7	$51.8	$(4.2)	$4.1	$—	$363.4
Energy marketing	26.1	755.2	(1.9)	135.8	—	915.2
Processing	2.6	38.4	(3.0)	15.7	—	53.7

	340.4	845.4	(9.1)	155.6	—	1,332.3
Expenses:
Power	49.9	—	—	—	—	49.9
Cost of natural gas	26.3	755.5	(2.1)	105.2	—	884.9
Operating and administrative	104.5	66.6	(3.6)	21.7	—	189.2
Depreciation and amortization (Note 6)	63.8	21.2	(1.1)	—	3.9	87.8

	244.5	843.3	(6.8)	126.9	3.9	1,211.8

Operating income	95.9	2.1	(2.3)	28.7	(3.9)	120.5
Interest and other income	2.8	0.8	—	—	—	3.6
Interest expense	(59.3)	(23.4)	23.4	—	(35.6)	(94.9)

Income (loss) before minority interest	39.4	(20.5)	21.1	28.7	(39.5)	29.2
Minority interest	(0.5)	(0.1)	—	—	—	(0.6)

Net income (loss)	$38.9	$(20.6)	$21.1	$28.7	$(39.5)	$28.6

Net income allocated to limited partners	$29.8					$15.6

Net income per unit	$0.98					$0.39

Weighted average units outstanding (millions)	30.2				10.0	40.2

The accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements are an integral part of these statements.

 Unaudited Pro Forma Consolidated Statement of Income

Six Months Ended June 30, 2001

	Enbridge Partners	Enbridge Midcoast Energy	Midcoast Pro Forma Adjustments	Other Assets Pro Forma Adjustments	Depreciation and Financing Related Pro Forma Adjustments	Pro Forma Results
	(In Millions, except per unit amounts)
			(Note 3)	(Note 4)	(Note 2 & 6)
Revenues:
Transportation	$153.0	$33.2	$(2.5)	$1.9		$185.6
Natural gas gathering and marketing	—	435.3	(1.7)	69.7		503.3
Processing	—	69.7	(1.7)	7.3		75.3

	153.0	538.2	(5.9)	78.9		764.2
Expenses:
Power	24.5	—	—	—		24.5
Cost of natural gas	—	501.6	(1.7)	59.3		559.2
Operating and administrative	46.8	38.5	(2.1)	10.4		93.6
Depreciation and amortization (Note 6)	31.1	10.0	(0.7)	—	1.5	41.9

	102.4	550.1	(4.5)	69.7	1.5	719.2

Operating income	50.6	(11.9)	(1.4)	9.2	(1.5)	45.0
Interest and other income	1.5	0.6	—	—		2.1
Interest expense	(30.2)	(12.4)	12.4	—	(17.8)	(48.0)

Income (loss) before minority interest	21.9	(23.7)	11.0	9.2	(19.3)	(0.9)
Minority interest	(0.2)	(0.1)	—	—	—	(0.3)

Net (loss) income	$21.7	$(23.8)	$11.0	$9.2	$(19.3)	$(1.2)

Net income (loss) allocated to common unitholders	$17.3					$(7.5)

Net income (loss) per unit	$0.59					$(0.19)

Weighted average units outstanding (millions)	29.3				10.0	39.3

The accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements are an integral part of these statements.

Unaudited Pro Forma Consolidated Statement of Income

Six Months Ended June 30, 2002

	Enbridge Partners	Enbridge Midcoast Energy	Midcoast Pro Forma Adjustments	Other Assets Pro Forma Adjustments	Depreciation and Financing Related Pro Forma Adjustments	Pro Forma Results
	(In Millions, except per unit amounts)
			(Note 3)	(Note 4)	(Note 2 & 6)
Revenues:
Transportation	$164.4	$43.5	—	—	—	$207.9
Natural gas gathering and marketing	223.5	209.1	—	12.3	—	444.9
Processing	16.0	226.6	(2.4)	5.2	—	245.4

	403.9	479.2	(2.4)	17.5	—	898.2
Expenses:
Power	26.0	—	—	—	—	26.0
Cost of natural gas	220.4	412.4	(0.4)	13.4	—	645.8
Operating and administrative	58.7	37.1	(1.0)	1.3	—	96.1
Depreciation and amortization (Note 6)	36.9	11.3	(0.4)	—	—	47.8

	342.0	460.8	(1.8)	14.7	—	815.7

Operating income	61.9	18.4	(0.6)	2.8	—	82.5
Interest and other income	1.2	0.8	(0.4)	—	—	1.6
Interest expense	(28.2)	(11.3)	11.3	—	(17.8)	(46.0)

Income (loss) before minority interest	34.9	7.9	10.3	2.8	(17.8)	38.1
Minority interest	(0.4)	—	—	—	—	(0.4)

Net income (loss)	$34.5	$7.9	$10.3	$2.8	$(17.8)	$37.7

Net income allocated to common unitholders	$28.3					$29.4

Net income per unit	$0.82					$0.66

Weighted average units outstanding (millions)	34.4				10.0	44.4

The accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements are an integral part of these statements.

Unaudited Pro Forma Consolidated Statement of Financial Position

June 30, 2002

	Enbridge Partners	Pro Forma Acquired Assets and Liabilities	Pro Forma Financing and Other Adjustments	Pro Forma Results
	(In Millions)
		(Note 1)	(Note 2)
Assets
Current Assets
Cash and cash equivalents	$53.9	—	$(2.0)	$51.9
Advances to affiliate	2.7	—	—	2.7
Accounts receivable and other	79.1	120.4	—	199.5
Materials, supplies and inventory	8.2	7.3	—	15.5

	143.9	127.7	(2.0)	269.6
Goodwill	15.0	266.3	—	281.3
Other assets	25.4	11.0	2.0	38.4
Property, plant and equipment, net	1,556.3	684.1	—	2,240.4

	$1,740.6	$1,089.1	$—	$2,829.7

Liabilities and Partners' Capital
Current Liabilities
Due to General Partner and affiliate	$14.8	$27.5	—	$42.3
Accounts payable and other	96.3	100.2	—	196.5
Loans from General Partner	58.5	—	—	58.5
Current maturities and short-term debt	168.0	—	—	168.0

	337.6	127.7	—	465.3
Long-term debt	708.4	921.1	(409.8)	1,219.7
Minority interest	3.3	—	—	3.3
Deferred credits	4.8	30.3	—	35.1

	1,054.1	1,079.1	(409.8)	1,723.4
Partners' Capital
Class A common unitholders	633.3	—	—	633.3
Class B common unitholders	51.8	—	—	51.8
Class I common unitholder	—	—	409.8	409.8
General Partner	7.6	10.0	—	17.6
Accumulated other comprehensive loss	(6.2)	—	—	(6.2)

	686.5	10.0	409.8	1,106.3

	$1,740.6	$1,089.1	$—	$2,829.7

The accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements are an integral part of these statements.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(in millions, except per unit amounts)

1. Accounting for the acquisition

        New accounting standards require that Enbridge Partners account for the acquisition of Enbridge Midcoast Energy using the purchase method of accounting. Accordingly, all assets and liabilities of Enbridge Midcoast Energy will be valued at fair market value with excess purchase price assigned to goodwill.

        The purchase price assumed in the pro forma financial statements is based upon the purchase price negotiated between Enbridge Partners and a special committee of Enbridge Energy Company's Board of Directors. The special committee engaged independent financial and legal advisors to assist with evaluation of the transaction.

        Fair market value of working capital items is expected to approximate book value. Property, plant and equipment, intangible assets, and goodwill will be valued through an independent appraisal process to be undertaken in connection with the acquisition of Enbridge Midcoast Energy. Due to the recent timing of the Enbridge Midcoast Energy acquisition in May 2001, it is expected that amounts disclosed on the statement of financial position will not vary materially from that indicated in the pro forma statement of financial position.

        The purchase price of $929.1 million plus acquisition costs of $2 million was allocated at the acquisition date to the assets acquired and the liabilities assumed as follows:

($ millions)
Assets Acquired:
Accounts Receivable and Other	$118.4
Materials, Supplies and Inventory	7.3
Goodwill	266.3
Other Assets	13.0
Property, Plant & Equipment, Net	684.1

1,089.1
Less—Liabilities Assumed:
Current Liabilities	127.7
Other Deferred Costs	30.3

158.0

Total Purchase Price	$929.1

        The pro forma statement of financial position reflects goodwill of $266.3 million. In addition, approximately $10 million has been assigned as the fair market value of other intangible assets pending completion of the formal asset appraisal. Under new accounting standards, goodwill is no longer subject to annual amortization. However, it is subject to annual impairment testing. Other intangible assets are expected to be largely comprised of customer contracts, potential customer lists, and certain regulatory assets associated with our FERC regulated companies. These assets are expected to be relatively minor and will be amortized over a period not to exceed the remaining life of the underlying Enbridge Midcoast Energy pipeline systems.

        Fair market value of the property, plant and equipment is estimated to be $684.1 million. Pipeline systems underlying this value are depreciated over their varying economic useful lives. For purposes of the pro forma calculations, a composite life of 35 years has been assumed as it is not expected to differ materially from the results obtained by using the estimated useful lives of the underlying individual assets.

        As Enbridge Partners incurs no U.S. federal income tax liability, no tax adjustments impact the pro forma financial statements.

2. Transaction financing, issuance of equity and retirement of long-term debt

        Closing of the acquisition of Enbridge Midcoast Energy by Enbridge Partners is contingent upon suitable financing. The acquisition will be financed through the assumption of approximately $525 million of existing Enbridge Midcoast Energy debt and approximately $375 million of existing Enbridge Energy Company debt.

        The proceeds of the equity offering will be used to repay a portion of the assumed debt. The remaining assumed debt will be refinanced with longer term debt. The pro forma statement of financial position and related results of operation assumes the issuance of 10,000,000 new limited partner interests called i-units by Enbridge Partners at $43.50 per unit, before underwriting and transaction costs. A corresponding 2% contribution by the General Partner is required, approximating $10 million.

        Debt financing is assumed to bear an interest rate of 6.96%. This interest rate is based on the assumption that 80% of the debt requirement is funded with long term debt and 20% is funded with short term debt. The long term debt financing cost is estimated at 7.6%, which is based on an estimated yield for 10-year United States Treasury Bonds plus an estimated credit spread applicable to Enbridge Partners. The short term debt financing cost is estimated at 4.5%, which is based on 3-month Libor plus a credit spread applied to borrowings under Energy Partners existing revolving bank credit facilities. If interest rates vary 1/8 of one-percent from the assumed rate interest expense will increase or decrease by approximately $0.6 million.

3. Enbridge Midcoast Energy adjustments to results of operations

        The acquisition of Enbridge Midcoast Energy does not include the Canadian and other assets that are being retained by Enbridge Energy Company. The results of operations of these assets,

together with other assets disposed of in 2001, are reflected in this column for each of the noted periods. The adjustments are summarized as follows (in millions):

	Year Ended December 31, 2001			Six Months Ended June 30, 2002
	Canadian Assets	Assets Sold	Total	Canadian Assets	Assets Sold	Total
Revenues:
Transportation	3.4	0.8	4.2	—	—	—
Energy marketing	1.9	—	1.9	1.5	—	1.5
Processing	3.0	—	3.0	0.9	—	0.9

	8.3	0.8	9.1	2.4	—	2.4
Expenses
Cost of natural gas	2.1	—	2.1	0.4	—	0.4
Operating and administrative	3.6	—	3.6	1.0	—	1.0
Depreciation and amortization	0.9	0.1	1.0	0.4	—	0.4

	6.6	0.1	6.7	1.8	—	1.8

Operating income	1.7	0.7	2.4	0.6	—	0.6

        Enbridge Energy Company recognized goodwill on its acquisition of Enbridge Midcoast Energy. Under standards in effect during 2001, Enbridge Midcoast Energy amortized goodwill as required under standards in effect at the time. Effective January 1, 2002, goodwill is no longer subject to amortization. Goodwill amortization of the $4.6 million is included in historical depreciation and amortization amount for the year-ended December 31, 2001.

4. Acquired assets adjustments to results of operations

        Enbridge Midcoast Energy acquired the South Texas assets in January 2002, the Northeast Texas assets in March 2002, the Hobart assets in May 2002, $12.6 million of the compression assets on July 28, 2002 and plans to acquire the additional $8.4 million of compression assets prior to closing of this offering. Enbridge Midcoast Energy's results of operations include the contributions of South Texas, Northeast Texas, Hobart Ranch and $12.6 million in compression assets from these dates of acquisition. The following table highlights the adjustments required to show the full-period impact of the purchases of the South Texas, Northeast Texas, Hobart and compression assets as if they had been owned by Enbridge Midcoast Energy since January 1, 2001. These adjustments are based on unaudited financial information provided by third parties.

	Year Ended December 31, 2001					Six Months Ended June 30, 2002
	South Texas	Northeast Texas	Hobart	Compression	Total	South Texas	Northeast Texas	Hobart	Compression	Total
				(a)		(b)	(c)
Revenues:
Transportation	—	4.1	—	—	4.1	—	—	—	—	—
Energy marketing	—	135.8	—	—	135.8	—	12.3	—	—	12.3
Processing	2.9	7.0	5.8	—	15.7	—	3.3	1.9	—	5.2

	2.9	146.9	5.8	—	155.6	—	15.6	1.9	—	17.5
Expenses
Cost of natural gas	—	101.2	4.0	—	105.2	—	12.1	1.3	—	13.4
Operating and administrative	2.1	24.6	0.9	(5.9)	21.7	—	4.0	0.3	(3.0)	1.3

	2.1	125.8	4.9	(5.9)	126.9	—	16.1	1.6	(3.0)	14.7

Operating margin	0.8	21.1	0.9	5.9	28.7	—	(0.5)	0.3	3.0	2.8

	Six Months Ended June 30, 2001
	South Texas	Northeast Texas	Hobart	Compression	Total
Revenues:
Transportation	—	1.9	—	—	1.9
Energy marketing	—	69.7	—	—	69.7
Processing	1.4	3.0	2.9	—	7.3

	1.4	74.6	2.9	—	78.9
Expenses
Cost of natural gas	—	57.3	2.0	—	59.3
Operating and administrative	1.0	11.9	0.4	(3.0)	10.3

	1.0	69.2	2.4	(3.0)	69.6

Operating margin	0.4	5.4	0.5	3.0	9.3

(a)
This column reflects the pro forma impact of the acquisition of natural gas compression assets. These assets were leased by the previous owner of the Northeast Texas system at a net annual cost of $5.9 million. Enbridge Midcoast Energy has acquired $12.6 million of these compression assets that were previously under lease and anticipates acquiring $8.4 million of additional such assets. Ownership of these assets would have reduced operating and administrative expenses, resulting in an increase in operating margin of $5.9 million on a pro forma basis. The purchase price of the compression assets is being financed by short-term borrowings. The depreciation and interest expense related to this acquisition are reflected in the Depreciation and Financing Related Pro Forma Adjustments column in the Consolidated Statements of Income for the Year Ended December 31, 2001 and the Six Months Ended June 30, 2002. The cost of the assets and the related debt are reflected in the Pro Forma Acquired Assets and Liabilities column in the Consolidated Statement of Financial Position as at June 30, 2002.

(b)
Included in Enbridge Midcoast Energy's results of operations from January 1, 2002 forward therefore no adjustment is necessary in this period.

(c)
Included in Enbridge Midcoast Energy's results of operations from March 1, 2002 forward therefore the adjustment reflects operating data for January and February of 2002.

5. Net Income allocated to limited partners

      Net income allocated to limited partners is computed by subtracting income allocated to the General Partner, incentive distributions and historical cost depreciation adjustments from net income. Net income allocated to the General Partner is equal to an amount based upon its 1% general partner interest in Enbridge Partners, while incentive distributions depend upon the amount of cash distributions per unit paid to unitholders. Distributions by Enbridge Partners of its available cash, as defined in the partnership agreement, generally are made 98.0% to the common unitholders and 2.0% to the General Partner, subject to the payments of incentive distributions to the General Partner to the extent that certain target levels of cash distributions to the common unitholders are achieved. The incremental incentive distributions payable to the General Partner are 15.0%, 25.0% and 50.0% of all quarterly distributions of available cash that exceed target levels of $0.59, $0.70 and $0.99 per common unit, respectively. Historical cost depreciation adjustments reflect depreciation on the General Partner's historical cost basis of the assets contributed to Enbridge Partners in 1991.

	Year Ended December 31, 2001		Six Months Ended June 30, 2002
($ in millions)	Enbridge Partners	Proforma Results	Enbridge Partners	Proforma Results
Net income	$38.9	$28.5	$34.5	$37.7
Less:
Net income allocated to general partner	0.4	0.3	0.3	0.4
Incentive distributions	8.6	12.6	5.8	7.8
Historical cost depreciation adjustments	0.1	0.1	0.1	0.1

Net income allocated to limited partners	$29.8	$15.5	$28.3	$29.4

        Among other factors, the level of net income allocated to limited partners will be primarily dependent upon the results of operations, the amount of quarterly distributions per unit paid to unitholders and the number of units outstanding.

6. Depreciation and amortization

        The depreciation adjustment noted in column "Depreciation and Financing Related Pro Forma Adjustments" is the increase necessary to balance depreciation expense for the pro forma period to the amount implied by the 35-year composite depreciable life assumed for the acquired pipeline systems. The 35 year composite depreciable life is not expected to differ materially from the results obtained by using the estimated useful lives of the underlying individual assets.

ENBRIDGE ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENT OF INCOME

	Six months ended June 30,
	2001	2002
	(unaudited; dollars in millions, except per unit amounts)
Operating revenue
Transportation	$153.0	$164.4
Marketing	—	223.5
Processing	—	16.0

	153.0	403.9

Expenses
Power	24.5	26.0
Cost of natural gas	—	220.4
Operating and administrative	46.8	58.7
Depreciation and amortization	31.1	36.9

	102.4	342.0

Operating income	50.6	61.9
Interest and other income	1.5	1.2
Interest expense	(30.2)	(28.2)
Minority interest	(0.2)	(0.4)

Net income	$21.7	$34.5

Net income per unit (Note 3)	$0.59	$0.82

Weighted average units outstanding (millions)	29.3	34.4

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENBRIDGE ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
Cash provided from operating activities	2001	2002
	(unaudited; dollars in millions)
Net income	$21.7	$34.5
Adjustments to reconcile net income to cash provided from operating activities:
Depreciation and amortization	31.1	36.9
Other	0.2	0.2
Changes in operating assets and liabilities:
Accounts receivable and other	(0.7)	(24.4)
Oil shortage balance	6.5	(7.9)
Materials and supplies	(0.1)	0.3
General Partner and affiliates	4.4	15.1
Accounts payable and other	3.8	29.9
Interest payable	(0.2)	0.3
Property and other taxes	(4.0)	(3.9)

	62.7	81.0

Investing activities
Repayments from affiliate	0.2	0.2
Additions to property, plant and equipment	(5.3)	(102.6)
Changes in construction payables	(4.1)	2.4
Asset acquisitions, net of cash acquired	(35.4)	(3.7)

	(44.6)	(103.7)

Financing activities
Variable rate financing, net	(83.0)	130.0
Loan from Enbridge Energy Company, Inc., net	35.3	(117.7)
Proceeds from unit issuance, net (Note 4)	79.9	93.2
Distributions to partners	(55.2)	(67.3)
Other	—	(1.8)

	(23.0)	36.4

Increase (decrease) in cash and cash equivalents	(4.9)	13.7
Cash and cash equivalents at beginning of period	37.2	40.2

Cash and cash equivalents at end of period	$32.3	$53.9

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENBRIDGE ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	December 31, 2001	June 30, 2002
		(unaudited)
	(dollars in millions)
ASSETS
Current assets
Cash and cash equivalents	$40.2	$53.9
Due from General Partner and affiliates	0.3	—
Advances to affiliate	2.9	2.7
Accounts receivable and other	63.1	79.1
Materials and supplies	8.5	8.2

	115.0	143.9
Deferred charges and other	47.6	40.4
Property, plant and equipment, net	1,486.6	1,556.3

	$1,649.2	$1,740.6

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Due to General Partner and affiliate	$—	$14.8
Oil shortage balance	9.4	1.5
Accounts payable and other	48.5	77.2
Interest payable	6.8	7.1
Property and other taxes payable	14.4	10.5
Loans from Enbridge Energy Company, Inc.	176.2	58.5
Current maturities and short-term debt	31.0	168.0

	286.3	337.6
Long-term debt	715.4	708.4
Minority interest	3.3	3.3
Deferred credits	—	4.8

	1,005.0	1,054.1
Partners' capital
Class A common unitholders (Units authorized and issued—31,313,634 in 2002 and 29,053,634 in 2001)	577.0	633.3
Class B common unitholders (Units authorized and issued—3,912,750)	48.8	51.8
General Partner	6.5	7.6
Accumulated other comprehensive income (loss)	11.9	(6.2)

	$644.2	$686.5

	$1,649.2	$1,740.6

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENBRIDGE ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL

	Six months ended June 30, 2002
	General Partner	Class B Common Unitholders	Class A Common Unitholders	Other Comprehensive Income (Loss)	Total Consolidated Partners' Capital
	(unaudited; dollars in millions)
Partners' capital at December 31, 2001	$6.5	$48.8	$577.0	$11.9	$644.2
Allocation of net proceeds from unit issuance	0.9	6.2	86.1	—	93.2
Net income allocation	6.2	3.8	24.5	—	34.5
Distributions to partners	(6.0)	(7.0)	(54.3)	—	(67.3)
Loss on derivative financial instruments	—	—	—	(18.1)	(18.1)

Partners' capital at June 30, 2002	$7.6	$51.8	$633.3	$(6.2)	$686.5

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(dollars in millions; except for per unit amounts)

1. Basis of Presentation

The accompanying unaudited consolidated financial statements of Enbridge Energy Partners, L.P. (the "Partnership") have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, they contain all adjustments, consisting only of normal recurring adjustments, which management considers necessary to present fairly the Partnership's financial position as at June 30, 2002 and December 31, 2001; the Partnership's results of operations for the six month period ended June 30, 2002 and 2001; and the Partnership's cash flows for the six month periods ended June 30, 2002 and 2001. The results of operations for the Partnership's six months ended June 30, 2002 should not be taken as indicative of the results to be expected for the full year. The interim financial statements should be read in conjunction with the Partnership's consolidated financial statements and notes thereto presented in the Partnership's Annual Report on Form 10-K for the year ended December 31, 2001.

2. Acquisitions

On November 30, 2001, the Partnership acquired natural gas gathering, transportation, processing and marketing assets in east Texas. The assets were purchased for cash of $230.0 million plus transaction costs of $0.5 million. The purchase was funded by the issuance of Class A Common Units with total net proceeds of $91.4 million and a short-term loan at market rates from the General Partner. The value allocated to the assets was determined by agreement between the parties and supported by an independent appraisal. Goodwill associated with the acquisition is $15.0 million and is allocated entirely to the Partnership's natural gas gathering and marketing segment. Customer contracts are comprised entirely of natural gas purchase and sale contracts and are allocated entirely to the Partnership's gas gathering and marketing segment.

The allocation of the purchase price is as follows:

Transportation assets	$180.5
Processing assets	20.0
Customer contracts	15.0
Goodwill	15.0

Total	$230.5

The consolidated financial statements include the results of operations from, and the estimated fair value of assets at, the date of acquisition.

The following summarized unaudited pro forma consolidated income statement information assumes the acquisition of the East Texas System had occurred on January 1, 2001 and January 1, 2000, respectively, and represent the combined results of operations for the six month period ending June 30, 2001 and for each of the years ending December 31, 2001 and 2000. The unaudited pro forma financial results have been prepared for comparative purposes only and may not be indicative of results that would have occurred if the Partnership had acquired the assets as of January 1 of either year. The amounts presented below are in millions, except per unit amounts:

	Pro Forma
	Six Months Ended June 30, 2001
	Partnership	East Texas	Pro Forma Combined
	(Unaudited)
Revenues	$153.0	$518.3	$671.3
Net income	$21.7	$5.8	$27.5
Net income per unit	$0.59	$0.12	$0.71
	Pro Forma Twelve Months Ended December 31,
	2001			2000
	Partnership	East Texas	Pro Forma Combined	Partnership	East Texas	Pro Forma Combined
	(Unaudited)
Revenues	$340.4	$743.4	$1,083.8	$305.6	$541.1	$846.7
Net income	$38.9	$5.1	$44.0	$60.2	$5.5	$65.7
Net income per unit	$0.98	$0.05	$1.03	$1.78	$(0.01)	$1.77

On May 18, 2001, the Partnership completed its acquisition of the assets of Enbridge Pipelines (North Dakota) L.L.C. for cash of $35.4 million, including working capital and transaction costs. This acquisition was accounted for using the purchase method. North Dakota System results of operations have been included in earnings from the date of the acquisition. The purchase price has been allocated to current assets, liabilities and property, plant and equipment on the basis of estimated fair values, with property, plant and equipment being depreciated over the economic life of the assets. No goodwill or intangible assets were recognized in the acquisition. The acquisition was funded by a short-term loan from the General Partner.

3. Net Income per Unit

Net income per unit is computed by dividing net income, after deduction of the General Partner's allocation, by the weighted average number of Class A and Class B Common Units outstanding. The General Partner's allocation is equal to an amount based upon its 1.0% general partner interest, adjusted to reflect an amount equal to incentive distributions and an amount required to reflect depreciation on the General Partner's historical cost basis for assets contributed on formation of the Partnership. Net income per unit was determined as follows:

	Six months ended June 30,
	2001	2002
	(unaudited; dollars in millions, except per unit amounts)
Net income	$21.7	$34.5

Net income allocated to General Partner	(0.2)	(0.4)
Incentive distributions and historical cost depreciation adjustments	(4.2)	(5.8)

	(4.4)	(6.2)

Net income allocable to Common Units	$17.3	$28.3

Weighted average Common Units outstanding (millions)	29.3	34.4

Net income per unit	$0.59	$0.82

4. Unit Issuance

On March 4, 2002, the Partnership issued 2.2 million Class A Common Units, which generated proceeds, net of underwriters' discounts, commissions and issuance expenses, of approximately $90.8 million. Proceeds from this offering were used to repay indebtedness. On April 4, 2002, the Partnership issued an additional 60,000 Class A Common Units to the underwriters in the above offering upon exercise by the underwriters of the over-allotment option, resulting in additional proceeds to the Partnership, net of underwriters' discounts, commissions and issuance expenses, of approximately $2.4 million. After giving effect to the issuance of these Class A Common Units, the General Partner has an 11% limited partner interest (in the form of 3,912,750 Class B Common Units) and a 1% general partner interest in the Partnership, as well as a 1% general partner interest in Enbridge Energy, Limited Partnership (the "Operating Partnership").

5. Segment Information

The Partnership's operations are segmented for accounting purposes based on the type of business activity and management control. The table below provides certain information regarding the financial performance of these segments. The Partnership's transportation pipelines primarily receive crude oil, liquid hydrocarbons, natural gas and natural gas liquids (NGLs) from producers and other pipelines and deliver these products to other pipelines and customers, such as refineries and other industrial facilities.

The Partnership's natural gas gathering and marketing activities include providing natural gas supply and sales services to certain of its customers by purchasing the natural gas supply from other marketers, pipeline affiliates and natural gas producers and reselling the natural gas to customers.

Processing revenues are realized from the processing and treating of natural gas, which involves the extraction and sale of NGLs as well as the sale of the residual natural gas.

"Other" consists of costs of financing, interest income and minority interest, which are not allocated to the other business segments.

The following tables present certain financial information relating to the Partnership's business segments as at or for the six months ended June 30, 2002. As a result of the Partnership's North Dakota acquisition in May 2001 and East Texas acquisition in November 2001, the results of operations from the transportation segment as of and for the period ending June 30, 2002 include results from crude oil and natural gas transportation activities. Likewise, the Partnership's natural gas gathering and marketing and processing revenues were derived from the assets acquired in the East Texas acquisition in November 2001. As a result of these changes in the composition of the Partnership's segment reporting occurring in 2001, comparative segment information for 2001 is not shown.

	As at or for the Six Months Ended June 30, 2002
	Transportation	Natural Gas Gathering and Marketing	Processing	Other	Totals
Operating revenues	$164.4	$223.5	$16.0	$—	$403.9

Power	26.0	—	—	—	26.0
Cost of natural gas	—	207.7	12.7	—	220.4
Operating and administrative	47.6	8.4	1.3	1.4	58.7
Depreciation and amortization	32.6	3.5	0.8	—	36.9

Operating income	58.2	3.9	1.2	(1.4)	61.9
Interest and other	—	—	—	1.2	1.2
Interest expense	—	—	—	(28.2)	(28.2)

	58.2	3.9	1.2	(28.4)	34.9
Minority interest	—	—	—	(0.4)	(0.4)

Net income	$58.2	$3.9	$1.2	$(28.8)	$34.5

Total assets	$1,470.7	$225.6	$42.1	$2.2	$1,740.6

Capital expenditures (excluding acquisitions)	$94.2	$7.3	$1.1	$—	$102.6

6. Goodwill and intangible assets

Included in Deferred charges and other are customer contracts of $15 million and goodwill of $15 million.

In conjunction with the acquisition of the East Texas assets in November 2001, customer contracts valued at $15.0 million were acquired. Customer contracts are comprised entirely of natural gas purchase and sale contracts and are allocated to the Partnership's natural gas gathering and marketing segment. These customer contracts are being amortized over the estimated useful life of the underlying reserves, and at June 30, 2002, accumulated amortization was $0.2 million.

Estimated amortization expense based on current customer contracts for 2002 and each of the next four years is $0.6 million.

In addition, the Partnership has completed its initial transition goodwill impairment test and has concluded that goodwill associated with the East Texas acquisition of approximately $15.0 million is not impaired. Goodwill is allocated entirely to the Partnership's natural gas gathering and marketing segment.

7. Accounting Changes

In October 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The Statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. The Partnership adopted SFAS No. 144 on January 1, 2002.

The Partnership evaluates impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss will be recognized when the sum of estimated undiscounted future cash flows expected to result from use of the asset and its eventual disposition is less than its carrying amount. If an impairment is to be recognized, the amount of the impairment would be calculated as the excess of the carrying amount of the asset over the fair value of the assets either through reference to similar asset sales, or by estimating the fair value using a discounted cash flow approach. There have been no impairments recorded under SFAS No. 144.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers" and amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Under FASB Statement No. 4, all gains and losses from the extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income taxes. Under SFAS 145, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria of Accounting Principles Board Opinion No. 30 ("APB 30"). APB 30 distinguishes the transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4 are effective for fiscal years beginning after May 15, 2002. The remaining provisions of SFAS 145 are effective for all financial statements issued after May 15, 2002. The adoption of SFAS 145 is not expected to have a material effect on the Partnership's consolidated results of operations, cash flows or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Partnership is currently evaluating the effects of this pronouncement. The adoption of SFAS 146 is not expected to have a material effect on the Partnership's consolidated results of operations, cash flows or financial position.

8. Subsequent event

On July 4, 2002, a leak occurred on the Lakehead System in northern Minnesota. Approximately 6,000 barrels of crude oil spilled in a remote marsh area. The affected portion of the pipeline was excavated and repaired, and a full investigation into the cause of the incident is being conducted. The area will be restored in cooperation with environmental agencies.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Enbridge Energy Partners, L.P.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of partners' capital, and of cash flows present fairly, in all material respects, the financial position of Enbridge Energy Partners, L.P. and its subsidiaries (the Partnership) at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Houston, Texas
January 24, 2002

ENBRIDGE ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	1999	2000	2001
	(in millions, except per unit amounts)
Revenues (Note 10)
Transportation	$312.6	$305.6	$311.7
Energy marketing	—	—	26.1
Processing	—	—	2.6

	312.6	305.6	340.4
Expenses
Power	53.0	47.4	49.9
Cost of natural gas	—	—	26.3
Operating and administrative	71.5	80.6	104.5
Depreciation	57.8	61.1	63.8

	182.3	189.1	244.5

Operating income	130.3	116.5	95.9
Interest and other income	3.4	4.8	2.8
Interest expense (Note 8)	(54.1)	(60.4)	(59.3)

Income before minority interest	79.6	60.9	39.4
Minority interest	(0.9)	(0.7)	(0.5)

Net income	$78.7	$60.2	$38.9

Net income per unit (Note 5)	$2.48	$1.78	$0.98

Weighted average units outstanding (millions)	28.0	28.9	30.2

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENBRIDGE ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	1999	2000	2001
	(In Millions)
Cash provided from operating activities
Net income	$78.7	$60.2	$38.9
Adjustments to reconcile net income to cash provided from operating activities:
Depreciation	57.8	61.1	63.8
Interest on accrued rate refunds	0.7	—	—
Minority interest	0.9	0.7	0.5
Other	0.9	0.8	—
Changes in operating assets and liabilities:
Accounts receivable and other	(3.2)	1.1	(23.1)
Oil overage/shortage balance	(3.1)	(4.2)	18.3
Materials and supplies	(0.3)	(0.3)	(0.1)
General Partner and affiliates	(1.2)	(3.2)	0.7
Accounts payable and other	(2.4)	(0.2)	23.2
Interest payable	0.8	0.2	0.3
Property and other taxes	1.4	1.1	(0.2)
Payment of rate refunds and related interest	(29.4)	—	—

	101.6	117.3	122.3

Investing activities
Repayments from affiliate (Note 9)	24.5	1.6	3.0
Additions to property, plant and equipment	(82.9)	(21.7)	(35.0)
Change in construction payables	(32.7)	(0.6)	(2.1)
Asset acquisitions, net of cash acquired (Note 3)	—	—	(265.0)

	(91.1)	(20.7)	(299.1)

Financing activities
Proceeds from unit issuances, net (Note 1)	119.7	—	171.3
Loans from Enbridge Energy Company, Inc. (Note 3)	—	—	176.2
Distributions to partners (Note 4)	(107.3)	(110.4)	(113.8)
Variable rate financing, net (Note 8)	(30.0)	(85.0)	(53.0)
Fixed rate financing, net (Note 8)	—	96.9	—
Other	—	0.2	(0.5)
Minority interest	0.1	(1.1)	(0.4)

	(17.5)	(99.4)	179.8

Increase (decrease) in cash and cash equivalents	(7.0)	(2.8)	3.0
Cash and cash equivalents at beginning of year	47.0	40.0	37.2

Cash and cash equivalents at end of year	$40.0	$37.2	$40.2

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENBRIDGE ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2000	2001
	(in millions)
ASSETS
Current assets
Cash and cash equivalents	$37.2	$40.2
Due from General Partner and affiliates	1.5	0.3
Accounts receivable and other	25.7	63.1
Oil overage balance	8.9	—
Advances to affiliate (Note 9)	5.9	2.9
Materials and supplies	7.7	8.5

	86.9	115.0
Property, plant and equipment, net (Note 6)	1,281.9	1,486.6
Other assets, net (Note 7)	7.9	47.6

	$1,376.7	$1,649.2

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Oil shortage balance	$—	$9.4
Accounts payable and other	17.4	48.5
Interest payable	6.5	6.8
Property and other taxes payable	14.4	14.4
Loans from Enbridge Energy Company, Inc. (Note 3)	—	176.2
Current portion of First Mortgage Notes	—	31.0

	38.3	286.3
Long-term debt (Note 8)	799.3	715.4
Contingencies (Note 11)
Minority interest	3.2	3.3

	840.8	1,005.0
Partners' capital
Class A common unitholders (Units authorized and issued—29,053,634 in 2001 and 24,990,000 in 2000)	488.6	577.0
Class B common unitholder (Units authorized and issued—3,912,750)	42.1	48.8
General Partner	5.2	6.5
Accumulated other comprehensive income (Note 12)	—	11.9

	535.9	644.2

	$1,376.7	$1,649.2

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENBRIDGE ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

	Class A Common Unitholders	Class B Common Unitholder	General Partner	Accumulated Other Comprehensive Income	Total
	(in millions)
Partners' capital at December 31, 1998	$453.4	$37.3	$4.3	—	$495.0
Allocation of net proceeds from unit issuance	106.2	12.4	1.1	—	119.7
Distributions to partners	(84.8)	(13.6)	(8.9)	—	(107.3)
Net income allocation	58.3	11.3	9.1	—	78.7

Partners' capital at December 31, 1999	533.1	47.4	5.6	—	586.1
Distributions to partners	(87.5)	(13.7)	(9.2)	—	(110.4)
Net income allocation	43.0	8.4	8.8	—	60.2

Partners' capital at December 31, 2000	488.6	42.1	5.2	—	535.9
Allocation of net proceeds from unit issuances (Note 1)	154.6	15.0	1.7	—	171.3
Distributions to partners	(90.6)	(13.7)	(9.5)	—	(113.8)

Subtotal	552.6	43.4	(2.6)	—	593.4

Net income allocation	24.4	5.4	9.1	—	38.9
Other comprehensive income:
Gain on derivative financial instruments	—	—	—	11.9	11.9

Comprehensive Income	24.4	5.4	9.1	11.9	50.8

Partners' capital at December 31, 2001	$577.0	$48.8	$6.5	$11.9	$644.2

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENBRIDGE ENERGY PARTNERS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except per unit amounts)

1. PARTNERSHIP ORGANIZATION AND NATURE OF OPERATIONS

        Enbridge Energy Partners, L.P., formerly Lakehead Pipe Line Partners, L.P., (the "Partnership"), is a publicly traded limited partnership that was formed in 1991 to acquire, own and operate the crude oil and natural gas liquids pipeline business of Enbridge Energy Company, Inc., formerly Lakehead Pipe Line Company, Inc. (the "General Partner"). The General Partner is an indirect, wholly-owned subsidiary of Enbridge Inc. ("Enbridge") of Calgary, Alberta, Canada. The Partnership owns a 99% limited partner interest in Enbridge Energy, Limited Partnership, formerly Lakehead Pipe Line Company, Limited Partnership ("Operating Partnership"). Both are Delaware limited partnerships. The Operating Partnership owns the United States portion of the world's longest liquid petroleum pipeline ("Lakehead System"). During 2001, the Partnership acquired the assets of Enbridge Pipelines (North Dakota) L.L.C. ("North Dakota System") and assets in east Texas ("East Texas System"). The assets acquired are held in a series of limited liability companies and limited partnerships owned, directly or indirectly, 100% by Enbridge Energy Partners, L.P.

        During the second quarter of 2001, the Partnership issued 1,813,634 Class A Common Units, which generated proceeds, net of issue expenses, of approximately $79.9 million. Proceeds from this offering were used to repay debt. On November 26, 2001, the Partnership completed the issuance of 2,250,000 Class A Common Units for net proceeds of $91.4 million. Proceeds from this offering were used to fund a portion of the East Texas System acquisition. After giving effect to the Class A Common Unit offerings, the General Partner has a 11.8% limited partner (in the form of 3,912,750 Class B Common Units) and 1.0% general partner interest in the Partnership, as well as a 1.0% general partner interest in the Operating Partnership.

        The reporting segments of the Partnership represent its businesses of pipeline transportation, natural gas processing, and natural gas marketing activities. The transportation business, which transports crude oil and natural gas liquids through common carrier pipeline systems, is the most significant segment. The Lakehead System is the largest business in this segment.

        The transportation segment includes the Lakehead System and the North Dakota System. The majority of shipments reach the Lakehead System at the Canada/United States border in North Dakota, through a Canadian pipeline system owned indirectly by Enbridge. Substantially all crude oil and natural gas liquids transported originate in western Canadian oil fields. Deliveries are made in the Great Lakes region of the U.S. and in the Province of Ontario, principally to refineries, either directly or through the connecting pipelines of other companies. The Partnership's natural gas processing segment includes natural gas treating and processing plants located in East Texas. The natural gas marketing segment primarily sells natural gas and related products to municipal utilities, industrial customers, and other third-party marketing companies and includes the related pipeline assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements of the Partnership are prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from those estimates and assumptions.

Principles of Consolidation

        The financial statements of the Partnership include the accounts of the Partnership, the Operating Partnership and other wholly owned subsidiaries on a consolidated basis. The General Partner's 1.0% interest in the Operating Partnership is accounted for by the Partnership as a minority interest.

Regulation of Transportation Segment

        As an interstate common carrier oil pipeline, rates and accounting practices of the Lakehead System and the North Dakota System are under the regulatory authority of the Federal Energy Regulatory Commission ("FERC"). The East Texas System is rate regulated by the Texas Railroad Commission on a complaint basis.

Revenue Recognition

        Substantially all transportation pipeline system revenues are derived from transportation of crude oil, natural gas liquids ("NGLs") and natural gas and are recognized upon delivery. Natural gas gathering, treating and marketing revenues are recognized upon delivery of natural gas and related products.

Cash and Cash Equivalents

        Cash equivalents are defined as all highly marketable securities with a maturity of three months or less when purchased. They are accounted for as held-to-maturity securities and valued at amortized cost.

Oil Overage/Shortage Balance

        Represents oil owed to, or receivable from, customers of the pipeline system. The balance also includes crude oil retained by the pipeline under terms of its transportation tariff.

Materials and Supplies

        Materials and supplies are stated at cost.

Deferred Financing Charges

        Deferred financing charges are amortized on the straight-line basis over the life of the related debt, which is comparable to results using the effective interest method.

Property, Plant and Equipment

        Property, plant and equipment is stated at cost. Expenditures for system expansion and major renewals and betterments are capitalized; maintenance and repair costs are expensed as incurred. Interest incurred on external borrowings during construction is capitalized. Depreciation of property, plant and equipment is provided on the straight-line basis over estimated service lives. For all segments, when property, plant and equipment are disposed of, the cost less net proceeds is normally charged to accumulated depreciation and no gain or loss on disposal of property is recognized.

Goodwill and Other Intangible Assets

        Goodwill represents the excess of cost over fair value of assets of businesses acquired. Other intangible assets, primarily consisting of shipper contracts acquired on the East Texas System, are amortized on a straight-line basis over the life of the underlying assets. The Partnership tests goodwill and other intangible assets periodically to determine whether an impairment has occurred. An impairment occurs when the carrying amount of an asset exceeds the fair value of the recognized goodwill or intangible asset. If impairment has occurred, the loss is recorded in the period.

Income Taxes

        The Partnership is not a taxable entity for federal and state income tax purposes. Accordingly, no recognition has been given to income taxes for financial reporting purposes. The tax on Partnership net income is borne by the individual partners through the allocation of taxable income. Net income for financial statement purposes may differ significantly from taxable income of Unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the Partnership Agreement. The aggregate difference in the basis of the Partnership's net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partner's tax attributes in the Partnership is not available to the Partnership.

Derivative Financial Instruments

        The Partnership recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized currently in earnings. The related cash flows from those derivative financial instruments accounted for as hedges are classified in the same category as the items being hedged.

        Net income and cash flows are subject to volatility stemming mainly from changes in interest rates, natural gas prices, and fractionation margins. In order to manage the risks to Partnership unitholders, the General Partner uses a variety of derivative financial instruments to create offsetting positions to specific commodity or interest rate exposures. All of these financial instruments are employed in connection with an underlying asset, liability or anticipated transaction and are not used for speculative purposes. In implementing its hedging programs, the General Partner has established a formal analysis and execution framework that requires the approval of the Board of Directors of the General Partner, or a committee of senior management.

        Derivative financial instruments are used primarily to hedge against the effect of future interest rate movements, to manage natural gas purchases on the East Texas System that are related to regional natural gas prices, and to hedge fractionation margins associated with the East Texas System processing assets. (See Note 12 to the Consolidated Financial Statements.)

Comparative Amounts

        Certain reclassifications have been made to the prior years reported amounts to conform to the classifications used in the 2001 consolidated financial statements. These reclassifications have no impact on net income.

New Accounting Pronouncements

        In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recognized at fair value in the balance sheet and all changes in fair value be recognized currently in earnings or deferred as a component of other comprehensive income, depending on the intended use of the derivative. The Partnership adopted SFAS No. 133 on January 1, 2001.

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This Statement requires the use of the purchase method for all business combinations. In addition, it requires the reassessment of intangible assets to determine if they are appropriately classified either separately or within goodwill. This Statement is effective for business combinations initiated after June 30, 2001. The Partnership adopted SFAS No. 141 on July 1, 2001 with no impact on results of operations, financial position or cash flows.

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and intangible assets with indefinite lives will not be amortized but will be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their useful lives, which will not be limited to a maximum life of forty years. The Partnership adopted SFAS No. 142 on January 1, 2002. This standard is not expected to have a material impact on results of operations, financial position or cash flows. With the adoption of SFAS No. 142, goodwill of $15.0 million is no longer subject to amortization over its estimated useful life.

        Also in July 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" under which retirement obligations will be recognized at fair value in the period they are incurred. When the liability is initially recorded, the cost is capitalized by increasing the asset's carrying value, which is subsequently depreciated over its useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Partnership is currently evaluating the potential effects if any, of adopting SFAS No. 143, on its financial condition and results of operations as well as the timing of its adoption.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The Statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. The Partnership adopted SFAS No. 144 on January 1, 2002. This standard is not expected to have a material impact on results of operations, financial position or cash flows.

3. ACQUISITIONS

        On November 30, 2001, the Partnership acquired natural gas gathering, transportation, processing and marketing assets in east Texas. The assets were purchased for cash of $230.0 million plus estimated transaction costs of $0.5 million. The purchase was funded by the issuance of Class A Common Units with total net proceeds of $91.4 million and a short-term loan at market rates from the General Partner. The value allocated to the assets was determined by agreement between the parties and supported by an independent appraisal. Goodwill associated with the acquisition is $15.0 million, and is allocated entirely to the Partnership's marketing segment. Customer contracts are comprised entirely of natural gas purchase and sale contracts and are allocated entirely to the Partnership's marketing segment.

        The allocation of the purchase price is as follows.

Gathering and Transportation Assets	$180.5
Processing Assets	20.0
Customer Contracts	15.0
Goodwill	15.0

Total	$230.5

        The consolidated financial statements include the results of operations from, and the estimated fair value of assets at, the date of acquisition.

        Unaudited pro forma net income for the twelve months ended December 31, 2001 and December 31, 2000 is estimated to be $44.0 and $65.7 million, respectively. These estimates assume the acquisition of the East Texas System had occurred on January 1, 2001 and January 1, 2000, respectively, and represent the combined results of operations for each of the years ending December 31, 2001 and 2000. The unaudited pro forma financial results have been prepared for comparative purposes only and may not be indicative of results that would have occurred if the Partnership had acquired the assets as of January 1 of either year. Pro forma results for the year-ended 1999 are not representative due to significant natural gas volume increases since 1999.

        On May 18, 2001, the Partnership completed its acquisition of the assets of Enbridge Pipelines (North Dakota) L.L.C. for cash of $35.4 million, including working capital and transaction costs. This acquisition was accounted for using the purchase method. North Dakota System results of operations have been included in earnings from the date of the acquisition. The purchase price has been allocated to current assets, liabilities and to property, plant and equipment on the basis of estimated fair values with property, plant and equipment being depreciated over the economic life of the assets. No goodwill or intangible assets were recognized in the acquisition. The acquisition was funded by a short-term loan from the General Partner.

4. CASH DISTRIBUTIONS

        The Partnership distributes quarterly all of its "Available Cash", which is generally defined in the Partnership Agreement as cash receipts less cash disbursements and net additions to reserves for future requirements. These reserves are retained to provide for the proper conduct of the Partnership business and as necessary to comply with the terms of any agreement or obligation of the Partnership. Distributions by the Partnership of its Available Cash generally are made 98.0% to the Class A and B Common Unitholders and 2.0% to the General Partner, subject to the payment of incentive distributions to the General Partner to the extent that certain target levels of cash distributions to the Unitholders are achieved. The incremental incentive distributions payable to the General Partner are 15.0%, 25.0% and 50.0% of all quarterly distributions of Available Cash that exceed target levels of $0.59, $0.70, and $0.99 per Class A and B Common Units, respectively.

        In 2001 and 2000, the Partnership paid cash distributions of $3.50 per unit, consisting of $0.875 per unit paid in February, May, August and November. In 1999, the Partnership paid cash distributions of $3.485 per unit, consisting of $0.86 per unit paid in February and $0.875 per unit paid in May, August and November.

5. NET INCOME PER UNIT

        Net income per unit is computed by dividing net income, after deduction of the General Partner's allocation, by the weighted average number of Class A and Class B Common Units outstanding. The General Partner's allocation is equal to an amount based upon its 1.0% general partner interest, adjusted to reflect an amount equal to incentive distributions and an amount required to reflect depreciation on the General Partner's historical cost basis for assets contributed on formation of the Partnership. Net income per unit was determined as follows.

	Year ended December 31,
	1999	2000	2001
Net income	$78.7	$60.2	$38.9

Net income allocated to General Partner	(0.8)	(0.6)	(0.4)
Incentive distributions and historical cost depreciation adjustments	(8.3)	(8.2)	(8.7)

	(9.1)	(8.8)	(9.1)

Net income allocable to Common Units	$69.6	$51.4	$29.8

Weighted average units outstanding (millions)	28.0	28.9	30.2

Net income per unit	$2.48	$1.78	$0.98

6. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	Depreciation Rates	2000	2001
Land	—	$6.4	$7.8
Rights-of-way	3.8% - 4.35%	109.8	132.4
Pipeline	3.6% - 4.35%	957.9	1,111.5
Pumping equipment, buildings and tanks	4.2% - 4.35%	470.1	482.4
Compressors, meters, and other operating equipment	4.00%	—	15.6
Vehicles, office furniture and equipment	8.15% - 25.0%	34.3	38.7
Processing and treater plants	4.00%	—	41.8
Construction in progress	—	10.0	25.9

		1,588.5	1,856.1
Accumulated depreciation		(306.6)	(369.5)

		$1,281.9	$1,486.6

        Depreciation rates utilized by the Lakehead System were approved by the Federal Energy Regulatory Commission, effective January 1, 1999, coinciding with the in-service date for the Partnership's system expansion programs.

        Depreciation rates for the North Dakota System and the East Texas System are based on the lesser of the estimated remaining service lives of the properties or the estimated remaining life of crude oil or natural gas production in the basins served by the pipelines.

7. OTHER ASSETS, NET

	December 31,
	2000	2001
Customer Contracts	$—	$15.0
Goodwill	—	15.0
Other	7.9	17.6

	$7.9	$47.6

8. DEBT

	December 31,
	2000	2001
First Mortgage Notes	$310.0	$310.0
Revolving Credit Facility Agreement	190.0	137.0
Senior Unsecured Notes, Net	299.3	299.4

	$799.3	$746.4

Current portion	—	(31.0)

	$799.3	$715.4

First Mortgage Notes

        The First Mortgage Notes ("Notes") are secured by a first mortgage on substantially all of the property, plant and equipment of the Operating Partnership and are due and payable in ten equal annual installments beginning December 2002. The interest rate on the Notes is 9.15% per annum, payable semi-annually. The Notes contain various restrictive covenants applicable to the Partnership, and restrictions on the incurrence of additional indebtedness, including compliance with certain issuance tests. The General Partner believes these issuance tests will not negatively impact the Partnership's ability to finance future expansion projects. Under the Note Agreements, the Partnership cannot make cash distributions more frequently than quarterly in an amount not to exceed Available Cash (Note 4) for the immediately preceding calendar quarter. If the notes were to be paid prior to their stated maturities, the Note Agreements provide for the payment of a redemption premium by the Partnership.

Revolving Credit Facility Agreement

        As of December 31, 2001, Partnership had a $350.0 million Revolving Credit Facility Agreement scheduled to mature in September 2005. Upon drawdown, the loans are secured by a first lien on the mortgaged property that ranks equally with the Notes or may be fully collateralized with U.S. or Canadian government securities. The facility contains restrictive covenants substantially identical to those in the Note Agreements, provides for borrowing at variable interest rates and has a facility fee of 0.10% (2000—0.10%) per annum on the entire $350.0 million. At December 31, 2001, $137.0 million of the facility was utilized and was classified as long-term debt (2000—$190.0 million). The interest rate on loans averaged 5.3% (2000—6.7%; 1999—5.4%) for the year and was 2.3% at the end of 2001 (2000—6.2%).

        On January 29, 2002, the Partnership established two new unsecured credit facilities, a $300.0 million three-year term facility and a $300.0 million 364-Day facility, to replace the existing $350.0 million Revolving Credit Facility. Under the terms of these new facilities, the Partnership and the Operating Partnership may borrow funds up to a combined maximum of $300.0 million under the three-year term facility and a combined maximum of $300.0 million under the 364-Day Facility. In addition, when no default exists, the Partnership may designate any of its subsidiaries that is a material subsidiary to borrow under either or both the facilities and subject to complying with certain administrative procedures, it will be permitted to borrow. Any borrowings under either facility will be guaranteed by the Partnership, the Operating Partnership and any of its material subsidiaries, unless it is the borrower. Upon closing, indebtedness under the $350.0 million Revolving Credit Facility was refinanced with indebtedness drawn under the new credit facilities and the $350.0 million Revolving Credit Facility was terminated.

Senior Unsecured Notes

        The Operating Partnership has issued a total of $300 million of senior unsecured notes. The notes pay interest semi-annually and have varying maturities and terms as outlined in the table below. The senior unsecured notes do not contain any covenants restricting the issuance of additional indebtedness.

	December 31,
Senior Unsecured Notes	Interest Rate	2000	2001
Notes maturing in 2012	7.900%	$100.0	$100.0
Notes maturing in 2018	7.000%	100.0	100.0
Notes maturing in 2028	7.125%	100.0	100.0
Unamortized Discount		(0.7)	(0.6)

		$299.3	$299.4

Interest

        Interest expense is net of amounts capitalized of $0.3 million (2000—$0.3 million; 1999—$4.4 million). Interest paid amounted to $57.0 million (2000—$59.4 million; 1999—$56.1 million).

Debt Service Reserve

        Under the terms of the First Mortgage Notes and the Revolving Credit Facility in place at December 31, 2001, the Partnership is required to establish at the end of each quarter a debt service reserve in an amount equal to 50% of the prospective debt service payments for the immediate following calendar quarter. At December 31, 2001, the debt service reserve was $1.0 million (2000—$0.8 million).

        The aggregate long-term maturities for the five years ending December 31, 2002 through 2006 are $31.0 million per year of First Mortgage Notes and $137.0 million borrowed on the Revolving Credit Facility in 2005.

9. RELATED PARTY TRANSACTIONS

        The Partnership, which does not have any employees, uses the services of the General Partner and its affiliates for managing and operating its pipeline business. These services, which are reimbursed at cost in accordance with service agreements, amounted to $36.9 million (2000—$30.3 million; 1999—$34.3 million) and are included in operating and administrative expenses. At December 31, 2001, the Partnership has accounts receivable from the General Partner and affiliates of $0.3 million. At December 31, 2000, the Partnership had accounts receivable from the General Partner and affiliates of $1.5 million.

        The Partnership has entered into an easement acquisition agreement with Enbridge Holdings (Mustang) Inc. ("Enbridge Mustang"), an affiliate of the General Partner. Enbridge Mustang acquired certain real property for the purpose of granting pipeline easements to the Partnership for construction of a new pipeline, completed during 1998, by the Partnership from Superior, Wisconsin to Chicago, Illinois. In order to provide for these real property acquisitions by Enbridge Mustang, the Partnership had made non-interest bearing cash advances to Enbridge Mustang. As Enbridge Mustang disposes of the real property, the advances are repaid. The advances amounted to

$2.9 million at December 31, 2001 (2000—$5.9 million). Under the terms of the agreement, the Partnership will reimburse Enbridge Mustang the net cost of acquiring, holding and disposing of the real property.

        The Partnership has entered into an agreement with Tidal Energy Marketing Inc. ("Tidal") in which Enbridge Inc. has a 50% interest. Tidal is engaged in the business of crude oil and condensate marketing, transportation, storage and trading and providing related services. The agreement gives Tidal the ability to act as the Partnership's agent in the leasing of the Partnership's terminalling and storage facility, consisting of nine 100,000 barrels ("bbl") nominal capacity tanks and related facilities. The Partnership pays Tidal a monthly fee which includes 50% of the distributable proceeds from the tank leases. In 2001, the Partnership paid Tidal $0.3 million, (2000, $0.1 million).

        A portion of the purchase price related to the acquisition of the East Texas System and the North Dakota System was financed with short term loans from the General Partner. In January 2002, these loans were refinanced with a subordinated loan payable to the General Partner which matures in January 2007. This loan bears interest at a floating market based rate and the Partnership has the right to repay the principal amount of this loan plus accrued interest at any time, without penalty.

        The Partnership has entered into hedge transactions to substantially mitigate exposure to movements in commodity prices which arise from the Partnership's investment in the East Texas System. Enbridge currently provides a guarantee of the obligations in respect of these hedging transactions. Under the terms of the guarantee, the Partnership has agreed to pay Enbridge a fee, which is based on a formula that is consistent with what third party financial institutions would charge for this form of guarantee.

10. MAJOR CUSTOMERS

        Operating revenue received from major customers was as follows:

	Year ended December 31,
	1999	2000	2001
BP Canada Energy Company	$71.9	$69.6	$73.4
ExxonMobil Canada Energy	$42.2	$48.3	$59.7
PDV Midwest	$23.7	$33.7	$21.4
Imperial Oil Limited	$33.3	$23.3	$24.0

        The Partnership has a concentration of trade receivables from companies operating in the oil and gas industry. These receivables are collateralized by the crude oil and other products contained in the Partnership's pipeline and storage facilities.

11. CONTINGENCIES

Environment

        The Partnership is subject to federal and state laws and regulations relating to the protection of the environment. Environmental risk is inherent to liquid and gas pipeline operations and the Partnership could, at times, be subject to environmental cleanup and enforcement actions. The General Partner manages this environmental risk through appropriate environmental policies and practices to minimize the impact to the Partnership. To the extent that the Partnership is unable to recover environmental costs in its rates, to the extent not recovered through insurance, the General Partner has agreed to indemnify the Partnership from and against any costs relating to environmental liabilities associated with the Lakehead System assets prior to the transfer to the Partnership in 1991. This excludes any liabilities resulting from a change in laws after such transfer. The Partnership continues to voluntarily investigate past leak sites on the Lakehead, North Dakota and East Texas Systems for the purpose of assessing whether any remediation is required in light of current regulations, and to date no material environmental risks have been identified.

Oil and Gas in Custody

        The Partnership's Lakehead System and North Dakota assets transport crude oil and NGLs owned by its customers for a fee. The volume of liquid hydrocarbons in the Partnership's pipeline system at any one time approximates 14 million barrels, virtually all of which is owned by the Partnership's customers. Under terms of the Partnership's tariffs, losses of crude oil not resulting from direct negligence of the Partnership may be apportioned among its customers. In addition, the Partnership maintains adequate property insurance coverage with respect to crude oil and NGLs in the Partnership's custody.

        Approximately 30% of the natural gas volume on the East Texas System is transported by customers on their contract with the remaining 70% purchased by the Partnership and sold to third parties downstream of the purchase point. The value of customer natural gas in custody of the East Texas System is not material to the Partnership.

12. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

        The carrying amounts of cash equivalents approximate fair value because of the short-term maturities of these investments.

        Based on the borrowing rates currently available for instruments with similar terms and remaining maturities, the carrying value of borrowings under the Revolving Credit Facility approximate fair value, the fair value of the First Mortgage Notes approximates $342.6 million (2000—$346.5 million) and the fair value of the Senior Unsecured Notes approximates $291.4 million (2000—$290.3 million). Due to defined contractual make-whole arrangements, refinancing of the First Mortgage Notes and Senior Unsecured Notes would not result in any financial benefit to the Partnership.

Fair Value of Derivative Financial Instruments

Interest rate risk:

        The Partnership enters into interest rate swaps to manage the effect of future interest rate movements on its interest costs. These agreements, maturing July 2002, meet the criteria for hedge accounting and are treated as cash flow hedges. On January 1, 2001, the Partnership recorded an unrealized loss of $0.1 million charged to Other Comprehensive Income, representing the transition adjustment for the cash flow hedges. During the year ended December 31, 2001, this payable increased to $1.9 million due to revaluation of the floating to fixed interest rate swaps and the entire amount is reflected in Other Comprehensive Income.

        Realized gains and losses on financial instruments used to hedge the Partnership's exposure to changes in future interest rates are recognized currently with the related interest expense.

Natural gas price risk:

        Earnings and cash flows of the East Texas System are sensitive to changes in the price of natural gas and fractionation margins. To mitigate volatility of cash flows, the Partnership enters into derivative financial instruments to manage its exposures. Gains and losses on cash flow hedging instruments are reflected in other comprehensive income and recognized in net income in the periods when the underlying transaction occurs. If the derivative financial instrument is no longer effective as a hedge, the Partnership will recognize future changes in the value of the financial instrument in net income.

        To hedge cash flow volatility associated with the East Texas System natural gas sales, at December 31, 2001, the Partnership has outstanding derivative financial instruments hedging 9,000 MMBtu/day of natural gas for a period approximating 10 years. The fair value of these contracts at December 31, 2001, is approximately $8.5 million receivable. The entire amount of the corresponding gain is recorded in Other Comprehensive Income.

        For the benefit of its customers, the East Texas System will enter into fixed price natural gas purchase contracts. No price risk is assumed by the East Texas System as simultaneous derivative financial instruments are put in place at the same time the customer contract is entered into. At December 31, 2001, the fair value of these derivative financial instruments is $6.8 million receivable.

        To hedge against unfavorable changes in processing fractionation margins, the Partnership has entered into a series of derivative financial instruments to sell components of natural gas liquids (ethane, propane, butane, condensate) through November 30, 2002. These hedges are done in conjunction with natural gas price hedges for 15,000 MMBtu/d to buy natural gas to hedge costs associated with processing liquids from the raw natural gas stream. Collectively, the value of these contracts at December 31, 2001 is approximately $1.5 million payable. The entire amount of the corresponding loss is recorded in Other Comprehensive Income.

        The financial instruments described above meet the criteria for hedge accounting and are treated as cash flow hedges with related gains or losses on the contracts recorded as operating revenue when the underlying transaction occurs.

        At December 31, 2001, no material credit risk exposure existed as the General Partner enters into financial instruments only with creditworthy institutions that possess investment grade ratings.

13. SEGMENT INFORMATION

        The Partnership's operations are segmented based on the type of business activity and management control. The Partnership's transportation pipelines primarily receive, and deliver, crude oil, liquid hydrocarbons, natural gas, and natural gas liquids to, and from, other pipelines, refineries and provide gathering functions in certain areas.

        The Partnership provides marketing services to its customers. The Partnership's marketing activities include providing natural gas supply and sales services to some of its end-user customers by purchasing the natural gas supply from other marketers, pipeline affiliates, and natural gas producers and reselling the natural gas to the end-user. Natural gas processing revenues are realized from the extraction and sale of NGLs as well as the sale of the residual natural gas.

        The "Other" column consists of costs of financing, interest income and minority interest, which are not allocated to the other business segments.

        The following table presents certain financial information relating to the Company's business segments as of or for the year ended December 31, 2001. As discussed in Note 3 to the Consolidated Financial Statements, the results from the East Texas System were included since November 30, 2001. Comparative segment information for years 2000 and 1999 is not comparable, as a result of the Partnership having only one segment in prior years. December 2001 results for gas pipeline marketing and processing are not representative of full year expectations due to a maintenance shut down during the month.

	As of or for the Year Ended December 31, 2001
	Transportation	Marketing	Processing	Other	Totals
Operating revenues	$311.7	$26.1	$2.6	$—	$340.4

Power	49.9	—	—	—	49.9
Cost of natural gas	—	24.1	2.2	—	26.3
Operating and administrative	102.9	1.4	0.2	—	104.5
Depreciation	63.1	0.6	0.1	—	63.8

Operating Income	95.8	—	0.1	—	95.9
Interest and other	—	—	—	2.8	2.8
Interest expense	—	—	—	(59.3)	(59.3)

	95.8	—	0.1	(56.5)	39.4
Minority interest	—	—	—	(0.5)	(0.5)

Net income	$95.8	$—	$0.1	$(57.0)	$38.9

Total Assets	$1,393.8	$212.3	$43.1	$—	$1,649.2

Capital Expenditures (excluding acquisitions)	$35.0	$—	$—	$—	$35.0

ENBRIDGE ENERGY PARTNERS, L.P.

SUPPLEMENTARY INFORMATION (UNAUDITED)

SELECTED QUARTERLY FINANCIAL DATA

(Dollars in Millions, Except Per Unit Amounts)

2000 Quarters	First	Second	Third	Fourth	Total
Operating revenue	$78.8	$78.3	$74.9	$73.6	$305.6
Operating income	33.3	31.2	29.0	23.0	116.5
Net income	20.1	16.5	14.2	9.4	60.2
Net income per unit(1)	$0.62	$0.49	$0.42	$0.25	$1.78
2001 Quarters	First	Second	Third	Fourth	Total
Operating revenue	$71.9	$81.1	$75.9	$111.5	$340.4
Operating income	24.7	25.9	20.5	24.8	95.9
Net income	10.1	11.6	6.6	10.6	38.9
Net income per unit(1)	$0.27	$0.32	$0.13	$0.26	$0.98

(1)
The General Partner's allocation of net income has been deducted before calculating net income per unit.

ENBRIDGE MIDCOAST ENERGY, INC.

(an indirectly owned subsidiary of Enbridge Inc.)

CONSOLIDATED STATEMENT OF INCOME

	Four Months ended April 30, 2001	Two Months ended June 30, 2001	Six Months ended June 30, 2002
	(Predecessor) (audited)	(unaudited, in millions)
Operating revenue
Energy marketing	$374.8	$60.5	$209.1
Transportation	18.2	15.0	43.5
Processing	12.7	55.7	226.6
Other	1.3	—	—

	407.0	131.2	479.2

Expenses
Cost of natural gas	390.9	110.8	412.4
Operating and administrative	29.5	9.0	37.1
Depreciation and amortization	5.7	4.2	11.3

	426.1	124.0	460.8

Operating income	(19.1)	7.2	18.4
Interest and other income	0.6	(0.1)	0.8
Interest expense	(9.4)	(2.9)	(11.3)
Minority interest	(0.1)	—	—

Income before income taxes	(28.0)	4.2	7.9

Provision for income taxes
Current	8.5	(0.8)	5.0
Deferred	0.9	(0.6)	(8.0)

	9.4	(1.4)	(3.0)
Income before cumulative effect of change in accounting principle	$(18.6)	$2.8	$4.9

Cumulative effect of change in accounting principle, net of income tax provision of $0.5	(0.9)	—	—

Net Income (loss)	$(19.5)	$2.8	$4.9

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENBRIDGE MIDCOAST ENERGY, INC.

(an indirectly owned subsidiary of Enbridge Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Four Months ended April 30, 2001	Two Months ended June 30, 2001	Six Months ended June 30, 2002
	(Predecessor) (audited)	(unaudited, in millions)
Cash provided from operating activities
Net income	$(19.5)	$2.8	$4.9
Adjustments to reconcile net income to cash
provided from operating activities:
Depreciation and amortization	5.7	4.2	11.3
Deferred income taxes	1.3	0.6	8.1
Other	(0.2)	(0.3)	(3.1)
Changes in operating assets and liabilities	12.2	(9.5)	(5.4)

	(0.5)	(2.2)	15.8

Investing activities
Acquisitions (Note 2)	—	—	(208.1)
Capital expenditures	(10.8)	(4.4)	(37.4)
Proceeds from sale (Note 3)	—	—	5.9
Other	(0.6)	—	1.7

	(11.4)	(4.4)	(237.9)

Financing activities
Bank debt, net	7.2	3.2	—
Due to affiliates	—	7.0	221.7
Other	2.4	—	(0.2)

	9.6	10.2	221.5

Increase (decrease) in cash and cash equivalents	(2.3)	3.6	(0.6)
Cash and cash equivalents at beginning of period	4.6	2.4	1.9

Cash and cash equivalents at end of period	$2.3	$6.0	$1.3

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENBRIDGE MIDCOAST ENERGY, INC.

(an indirectly owned subsidiary of Enbridge Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	December 31, 2001	June 30, 2002
	(audited)	(unaudited)
	(in millions)
ASSETS
Current assets
Cash and cash equivalents	$1.9	$1.3
Accounts receivable, net of allowance of $4.4	69.6	127.8
Other current assets	17.1	7.2

	88.6	136.3
Other non-current assets	217.0	256.0
Property, plant and equipment, net	482.1	682.1

	$787.7	$1,074.4

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable and other liabilities	$77.9	$88.9
Due to affiliates	2.2	30.2

	80.1	119.1
Due to affiliates	319.2	540.9
Other liabilities	7.9	30.3
Deferred income taxes	16.7	20.4
Minority interest	0.5	0.4

	424.4	711.1
Shareholder's equity:
Paid-in-capital	368.0	368.9
Retained earnings	3.1	8.0
Accumulated other comprehensive loss	(7.8)	(13.6)

	363.3	363.3

	$787.7	$1,074.4

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in millions; except per unit amounts)

1.
Basis of Presentation

        The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, they contain all adjustments, consisting only of normal recurring adjustments, which management considers necessary to present fairly the financial position as at June 30, 2001 and June 30, 2002; the results of operations for the two month period ended June 30, 2001 and the six month period ended June 30, 2002; and cash flows for the four month period ended April 30, 2001, the two month period ended June 30, 2001 and the six month period ended June 30, 2002. The results of operations for the four months ended April 30, 2001, the two months ended June 30, 2001 and the six months ended June 30, 2002 should not be taken as indicative of the results to be expected for the full year. The interim financial statements should be read in conjunction with Enbridge Midcoast Energy, Inc.'s consolidated financial statements and notes thereto.

2.
Acquisitions

        In the first half of 2002, the Company acquired natural gas transportation, gathering and processing facilities in Texas for cash consideration of $208.1 million. The facilities are complementary to Enbridge Midcoast's assets. The results of operations have been included in the consolidated financial statements from the respective date of acquisition. Assets acquired during the first half of 2002 were: the Northeast Texas assets for $180.6 million, the South Texas assets for $9.0 million, Hobart Ranch for $5.9 million, and compression assets for $12.6 million, as summarized below.

Fair value of assets acquired:
Property, plant and equipment	$179.6
Goodwill	37.0
Working capital deficiency	(8.5)

$208.1

The acquisitions were funded with loans from affiliated companies.

3.
Proceeds from Sale

        In June 2002, the Company sold the Provost facilities located in Canada for net US $5.9 million . The sale was recorded in the financial statements as of June 30, 2002.

4.
Kansas Pipeline Company Rate and Regulatory Matters

        Enbridge Midcoast Energy is involved in two disputes regarding the current tariff rates that it charges shippers on its Kansas pipeline system as well as a rate proceeding before the FERC to establish new tariff rates for that system.

        Initial Rate Dispute. When the Kansas pipeline system became subject to FERC jurisdiction in 1998, the FERC established initial rates based upon an annual cost of service of approximately $31 million. Since that time, these initial rates have been the subject of various challenges, including an appeal of the FERC's decision to the District of Columbia Court of Appeals by the Missouri Public Service Commission on behalf of customers of the Kansas pipeline system. On remand from the District of Columbia Court of Appeals, the FERC affirmed the initial rates and then subsequently denied requests for a rehearing of its order affirming the initial rates. The Missouri Public Service Commission and the Kansas Corporation Commission have recently appealed the FERC's decision to affirm the initial rates to the District of Columbia Court of Appeals.

        FERC Rate Proceeding. In 1999, Enbridge Midcoast Energy initiated a proceeding seeking a prospective rate increase for the Kansas pipeline system based on an annual cost of service of approximately $34 million. The proposed rate increase was heard before an administrative law judge who issued a decision on July 31, 2001 that Enbridge Midcoast Energy should charge rates based on an annual cost of service of approximately $20 million. The FERC, which is not bound by the administrative law judge's decision, is expected to issue an order in this case in September 2002.

        Kansas Gas Service Dispute. Kansas Gas Service, a major customer of the Kansas pipeline system, has been paying only a portion of the amount it has been invoiced for service on the Kansas pipeline system based on its claim that it is contractually entitled to a lower tariff rate. Enbridge Midcoast Energy disputes this claim. The monthly amount of the underpayment averaged $890,000 per month during the six months ended June 30, 2002, and the total amount of the underpayments was approximately $12.5 million as of June 30, 2002. This dispute is the subject of ongoing state and federal court proceedings as well as proceedings before the FERC, and it is likely that additional FERC and/or federal court proceedings will be instituted by Enbridge Midcoast Energy in the near future.

        In a Kansas state court proceeding initiated by Kansas Gas Service, Kansas Gas Service claimed that it should be charged lower rates established under a 1997 settlement agreement instead of the higher initial rates approved by the FERC for service on the Kansas pipeline system. On October 15, 2001, the Kansas state trial judge granted Enbridge Partners' motion to dismiss Kansas Gas Service's claims, finding that, even if Kansas Gas Service prevailed in state court, the lower rate may still not apply because of the "filed rate doctrine," which generally requires that pipeline owners only charge rates on file with and approved by the FERC. Kansas Gas Service's appeal of the trial judge's dismissal is pending in a Kansas court of appeals. In an unrelated proceeding, the FERC issued an order on July 23, 2002 stating that, because certain agreements involving Kansas Gas Service were already on file with the FERC, charging the lower rate would not violate the "filed rate doctrine." Enbridge Midcoast Energy intends to appeal the FERC's order to a United States Court of Appeals having jurisdiction. In addition, Enbridge Midcoast Energy intends to file with the FERC to enforce the tariff rates currently in effect for the Kansas pipeline system.

Report of Independent Accountants

To the Shareholder and Board of Directors
of Enbridge Energy Company, Inc.:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of comprehensive income, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Enbridge Midcoast Energy, Inc. and its subsidiaries (formerly known as Midcoast Energy Resources, Inc.) at December 31, 2001, and the results of their operations and their cash flows for the period from May 1, 2001 to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Houston, Texas
May 15, 2002

Report of Independent Accountants

To the Shareholder and Board of Directors
of Enbridge Energy Company, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Midcoast Energy Resources, Inc. and its subsidiaries at December 31, 2000, and the results of their operations and their cash flows for the period from January 1, 2001 to April 30, 2001 and for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities effective January 1, 2001.

PricewaterhouseCoopers LLP
Houston, Texas
May 15, 2002

ENBRIDGE MIDCOAST ENERGY, INC.
(an indirectly owned subsidiary of Enbridge Inc.)

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2000	2001
	(Predecessor)
ASSETS
Current Assets
Cash and cash equivalents	$4,619	$1,924
Accounts and notes receivable, net of allowance of $1,096 and $4,434, respectively	144,649	69,599
Inventory	7,730	17,158

Total Current Assets	156,998	88,681

Property, Plant and Equipment, net (Note 4)	416,046	482,075
Other Assets (Note 5)	26,276	216,958

Total Assets	$599,320	$787,714

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$146,347	$80,126
Long-term Debt (Note 6)	255,999	—
Other Liabilities	782	7,876
Due to Affiliates (Note 10)	—	319,200
Deferred Income Taxes (Note 13)	17,746	16,685
Commitments and Contingencies (Note 14)
Minority Interest in Consolidated Subsidiaries	595	451
Shareholders' Equity:
Common stock, par value $.01 and $1,000 per share; authorized 31,250,000 and 1 shares; issued 12,738,109 and 1, respectively	127	1
Paid-in capital	166,028	368,039
Retained earnings	14,941	3,080
Accumulated other comprehensive income	2	(7,744)
Treasury stock (at cost), 201,908 and 0 treasury shares, respectively	(3,247)	—

Total Shareholders' Equity	177,851	363,376

Total Liabilities and Shareholders' Equity	$599,320	$787,714

The accompanying notes are an integral part of these consolidated financial statements.

ENBRIDGE MIDCOAST ENERGY, INC.
(an indirectly owned subsidiary of Enbridge Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	For the Years Ended December 31,		Four Months Ended April 30,	Eight Months Ended December 31,
	1999	2000	2001	2001
	(Predecessor)	(Predecessor)	(Predecessor)
Operating Revenues:
Energy marketing revenue	$346,956	$690,935	$374,805	$380,387
Transportation and gathering fees	26,657	59,407	18,175	33,615
Natural gas processing and treating revenue	15,564	38,871	12,650	19,022
Other.	2,394	3,133	1,323	5,450

Total operating revenues	391,571	792,346	406,953	438,474

Operating Expenses:
Energy marketing expenses	319,207	656,990	383,364	355,559
Natural gas processing and treating costs	11,244	25,520	7,481	9,082
Other operating expenses	21,556	30,737	11,614	22,422
Depreciation and amortization	7,545	15,695	5,715	15,527
General and administrative	6,708	13,975	16,439	11,854
Taxes other than income	1,723	3,925	1,445	2,853
Unusual charges	2,685	—	—	—

Total operating expenses	370,668	746,842	426,058	417,297

Operating income/(loss)	20,903	45,504	(19,105)	21,177
Non-Operating Items:
Interest expense	(6,533)	(18,489)	(9,431)	(13,976)
Minority interest in consolidated subsidiaries	(43)	(88)	(55)	(42)
Other income/(expense), net	(137)	1,837	616	167

Total non-operating items	(6,713)	(16,740)	(8,870)	(13,851)

Income/(loss) before income taxes and extraordinary item	14,190	28,764	(27,975)	7,326
Provision for income taxes:
Current	(1,833)	(684)	8,442	2,130
Deferred	(336)	(6,712)	890	(6,376)

Income/(loss) before extraordinary item and cumulative effect of change in accounting principle	12,021	21,368	(18,643)	3,080
Extraordinary item, net of income tax provision of $300	(582)	—	—	—
Cumulative effect of change in accounting principle, net of income tax provision of $457	—	—	(850)	—

Net income/(loss)	$11,439	$21,368	$(19,493)	$3,080

Earnings per common share:
Basic
Income/(loss) before extraordinary item and cumulative effect of change in accounting principle	$1.31	$1.71	$(1.48)
Extraordinary item	(.06)	—	—
Cumulative effect of change in accounting principle			(0.07)

Net income/(loss)	$1.25	$1.71	$(1.55)

Diluted
Income/(loss) before extraordinary item and cumulative effect of change in accounting principle	$1.28	$1.68	$(1.48)
Extraordinary item	(.06)	—	—
Cumulative effect of change in accounting principle	—		(0.07)

Net income/(loss)	$1.22	$1.68	$(1.55)

Weighted Average Number of Common Shares Outstanding:
Basic	9,176,201	12,506,346	12,569,640

Diluted	9,400,754	12,756,414	12,569,640

The accompanying notes are an integral part of these consolidated financial statements.

ENBRIDGE MIDCOAST ENERGY, INC.
(an indirectly owned subsidiary of Enbridge Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	For the Years Ended December 31,		For the Four Months Ended April 30,	For the Eight Months Ended December 31,
	1999	2000	2001	2001
	(Predecessor)	(Predecessor)	(Predecessor)
Net income/(loss)	$11,439	$21,368	$(19,493)	$3,080
Derivative financial instruments:
Cumulative effect of transition adjustment, net of tax of $2,971	—	—	3,847	—
Loss on fair value, net of tax recovery of $2,845 and $4,330, respectively	—	—	(4,735)	(6,715)
Foreign currency translation adjustment	71	(69)	(26)	(1,029)

Comprehensive (loss)/income	$11,510	$21,299	$(20,407)	$(4,664)

The accompanying notes are an integral part of these consolidated financial statements.

ENBRDIGE MIDCOAST ENERGY INC.
(an indirectly owned subsidiary of Enbridge Inc.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock				Accumulated Other Comprehensive Income	Treasury Stock
			Paid-in Capital	Retained Earnings (Deficit)				Total Shareholders' Equity
	Shares	Amounts				Shares	Amounts
Balance, December 31, 1998 (predecessor)	7,150	$71	$80,955	$(11,947)	$—	(181)	$(2,791)	$66,288
Net income	—	—	—	11,439	—	—	—	11,439
Stock options exercised	—	—	42	—	—	—	—	42
Sale of common stock	5,572	56	84,772	—	—	—	—	84,828
Treasury stock purchased	—	—	—	—	—	(144)	(2,406)	(2,406)
Treasury stock issued in connection with acquisitions	—	—	195	—	—	164	2,627	2,822
Foreign currency translation adjustment	—	—	—	—	71	—	—	71
Common stock dividends, $0.27 per share	—	—	—	(2,407)	—	—	—	(2,407)

Balance, December 31, 1999 (predecessor)	12,722	$127	$165,964	$(2,915)	$71	(161)	$(2,570)	$160,677

Net income	—	—	—	21,368	—	—	—	21,368
Stock options exercised	6	—	90	—	—	—	—	90
Warrants exercised	10	—	—	—	—	—	—	—
Treasury stock purchased	—	—	—	—	—	(101)	(1,566)	(1,566)
Treasury stock issued in connection with acquisitions	—	—	165	—	—	60	889	1,054
Foreign currency translation adjustment	—	—	—	—	(69)	—	—	(69)
Common stock dividends, $0.28 per share	—	—	—	(3,512)	—	—	—	(3,512)
Other	—	—	(191)	—	—	—	—	(191)

Balance, December 31, 2000 (predecessor)	12,738	$127	$166,028	$14,941	$2	(202)	$(3,247)	$177,851

Net loss				(19,493)				(19,493)
Treasury stock purchased	—	—	—	—	—	(2)	(64)	(64)
Other comprehensive income/(loss)	—	—	—	—	(914)	—	—	(914)
Common stock dividends, $0.10 per share	—	—	—	(2,149)	—	—	—	(2,149)
Options exercised	166	8	1,839	—	—	—	—	1,847
Other	—	—	(44)	(175)	—	—	—	(219)

Balance, April 30, 2001 (predecessor)	12,904	$135	$167,823	$(6,876)	$(912)	(204)	$(3,311)	$156,859

Purchase price adjustments at May 1, 2001	(12,903)	(134)	193,014	6,876	912	204	3,311	203,979
Balance May 1, 2001, as adjusted	1	1	360,837	—	—	—	—	360,838
Net income			—	3,080				3,080
Other comprehensive income/(loss)	—	—	—	—	(7,744)	—	—	(7,744)
Capital contribution	—	—	7,000	—	—	—	—	7,000
Other	—	—	202	—	—	—	—	202

Balance December 31, 2001	1	$1	$368,039	$3,080	$(7,744)	—	$—	$363,376

The accompanying notes are an integral part of these consolidated financial statements.

ENBRIDGE MIDCOAST ENERGY, INC.,
(an indirectly owned subsidiary of Enbridge Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,		For the Four Months Ended April 30,	For the Eight Months Ended December 31,
	1999	2000	2001	2001
	(Predecessor)	(Predecessor)	(Predecessor)
Cash Flows from Operating Activities:
Net income/(loss)	$11,439	$21,368	$(19,493)	$3,080
Adjustments to arrive at net cash (used)/provided by operating activities:
Depreciation and amortization	7,545	15,695	5,715	15,527
Deferred income taxes	336	6,712	1,347	6,376
Extraordinary charge, net of tax	582	—	—	—
Other	(129)	(3,577)	(178)	(1,649)
Changes in working capital accounts:
Decrease (Increase) in accounts receivable	(11,396)	(86,199)	59,107	13,842
Decrease (Increase) in other current assets	186	(3,146)	1,899	4,311
(Decrease) Increase in accounts payable and accrued liabilities	8,136	75,113	(48,859)	(63,281)

Net cash (used)/provided by operating activities	16,699	25,966	(462)	(21,794)

Cash Flows from Investing Activities:
Acquisitions, net of cash acquired	(238,104)	(22,752)	—	(1,229)
Capital expenditures	(16,562)	(16,528)	(10,773)	(50,185)
Other	368	(1,157)	(656)	42

Net cash used by investing activities	(254,298)	(40,437)	(11,429)	(51,372)

Cash Flows from Financing Activities:
Bank debt borrowings	194,658	125,806	31,760	156,628
Bank debt repayments	(33,599)	(109,878)	(24,600)	(419,786)
Net proceeds from equity offerings	84,870	—	—	—
Financing costs	(1,372)	—	1,581	—
Contribution from affiliate.	—	—	—	7,000
Loans from affiliates	—	—	—	319,200
Cash overdrafts	—	6,659	—	10,295
Treasury stock purchases	(2,406)	(1,566)	(64)	—
Dividends on common stock	(2,407)	(3,512)	(879)	—
Other	—	(764)	1,849	(622)

Net cash provided by financing activities	239,744	16,745	9,647	72,715

Net (Decrease) Increase in Cash and Cash Equivalents	2,145	2,274	(2,244)	(451)

Cash and Cash Equivalents, beginning of period	200	2,345	4,619	2,375

Cash and Cash Equivalents, end of period	$2,345	$4,619	$2,375	$1,924

Supplemental Disclosures:
Cash paid for interest, net of amounts capitalized	$7,357	$19,928	$4,021	$11,982

Cash paid for income taxes	$460	$1,813	$98	$—

The accompanying notes are an integral part of these consolidated financial statements.

Enbridge Midcoast Energy, Inc.
(an indirectly owned subsidiary of Enbridge Inc.)

Notes to Consolidated Financial Statements

Note 1. Organization and Business:

        The Company, along with its subsidiaries and its affiliated companies, is primarily engaged in the transportation, gathering, processing and marketing of natural gas and other petroleum products. The Company owns and operates four interstate transmission pipeline systems, 20 intrastate transmission and wholesale customer pipeline systems, and gathering systems, in total representing approximately 4,000 miles of pipeline with an aggregate daily throughput capacity of approximately 4.0 billion cubic feet of natural gas per day. Operations also include three gas processing and two treating plants, 98 natural gas liquid, crude oil and carbon dioxide trucks and trailers and 45 rail cars. The Company's principal business consists of providing transportation services to natural gas producers and wholesale customers, providing natural gas marketing services to these customers and processing natural gas. In connection with these services, the Company acquires and constructs pipelines to meet these customers' needs. The Company's principal assets are located in the Gulf Coast and Mid-Continent areas.

        On May 11, 2001, Midcoast Energy Resources, Inc. was acquired by Enbridge Inc. ("Enbridge"). Enbridge acquired all of the common stock of Midcoast for $27 per share in cash and assumed long-term debt.

        The purchase price of $623.8 million was determined based on negotiations between management of Enbridge and Midcoast and was approved by their respective boards of directors.

        The purchase price was allocated to the assets acquired and the liabilities assumed based on estimated fair market values, with the residual assigned to goodwill. The purchase price was allocated at the acquisition date to the assets acquired and the liabilities assumed as follows:

($ millions)
Assets Acquired:
Current Assets	$99.3
Goodwill	212.0
Other Assets	24.4
Property, Plant & Equipment, Net	436.9

772.6
Less – Liabilities Assumed:
Current Liabilities	123.1
Deferred Income Taxes	25.7

148.8

Total Purchase Price	$623.8

Note 2. Summary of Significant Accounting Policies:

Basis of Presentation

        The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in entities which are not subsidiaries, but over which the Company exercises significant influence, are accounted for using the equity method. Other investments are accounted for at cost. The financial statements for previous periods include certain reclassifications that were made to conform to the current year presentation. Such reclassifications have no impact on reported net income or shareholders' equity.

Use of Estimates

        The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities that exist at the date of the financial statements. Actual results could differ from those estimates.

Regulation

        Certain of the Company's activities are subject to regulation by various authorities, including the Federal Energy Regulatory Commission ("FERC"), and follow the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." Regulatory bodies exercise statutory authority over matters such as construction, rates and underlying accounting practices, and ratemaking agreements with customers. In order to achieve a proper matching of revenues and expenses, the timing of recognition of certain revenues and expenses in these operations may differ from that otherwise expected, in the absence of SFAS No. 71. Approximately 50% of the Company's operations are subject to regulation.

Cash and Cash Equivalents

        The Company considers short-term, highly liquid investments that have an original maturity of three months or less at the time of purchase to be cash equivalents.

Operational Balancing Agreements

        To facilitate deliveries of natural gas and provide for operating flexibility, the Company has operational balancing agreements in place with other interconnecting pipelines. A balancing agreement ensures that the volume of gas a shipper schedules for transportation between two interconnecting pipelines equals the volume actually delivered. If natural gas moves between pipelines in volumes that are more or less than the volumes previously scheduled, the difference results in a net receivable or payable balance between the interconnecting pipelines. These are settled through cash-out procedures specified in each tariff or operational balancing agreements or recovered or repaid through the receipt or delivery of natural gas in the future. Such imbalances are recorded as current assets or current liabilities on the balance sheet using the posted index prices of the applicable FERC-approved tariffs, which approximate market rates or our weighted average cost of gas ("WACOG").

Inventories

        Inventories consist primarily of materials and supplies, natural gas and liquid petroleum products. Inventories of materials and supplies utilized for ongoing replacements and expansions are carried at average cost and are reviewed regularly and adjusted to their net realizable value. The natural gas and liquid petroleum products are carried at lower of cost or market.

Property, Plant and Equipment

        Interstate and intrastate natural gas transmission, distribution and processing facilities and other equipment are stated at cost and depreciated by the straight-line method at rates based on the following estimated useful lives of the assets:

Interstate natural gas transmission facilities	15 - 66	Years
Intrastate natural gas transmission facilities	15 - 60	Years
Pipeline right-of-ways	17	Years
Natural gas processing facilities	30	Years
Other property and equipment	3 - 10	Years

        For regulated interstate natural gas transmission facilities, the cost of additions to property, plant and equipment includes direct labor and material, allocable overhead and an allowance for the estimated cost of funds used during construction ("AFUDC"). Such provisions for AFUDC are not reflected separately in the accompanying consolidated statements of operations due to the amounts not being material. Maintenance and repairs, including the cost of renewals of minor items of property, are charged principally to expense as incurred. Major additions, replacements and improvements of property are charged to the appropriate property accounts. Upon retirement of a pipeline plant asset, its cost is charged to accumulated depreciation together with the cost of removal, less salvage value.

        For all other non-regulated assets, repairs and maintenance are charged to expense as incurred; renewals and betterments are capitalized including any direct labor. Upon retirement or disposal, the net book value of the assets, net of any sale proceeds or retirement costs, is recorded as a charge or credit to income.

Impairment of Long-Lived Assets

        In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company evaluates the long-lived assets, including related intangibles, of identifiable business activities for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value. For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value less the cost to sell to determine if an impairment is required. Until the assets are disposed of, an estimate of the fair value is redetermined when related events or circumstances change.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of net assets upon acquisition of a business and is amortized on a straight-line basis over 30 years. Effective January 1, 2002, the Company adopted SFAS No. 142 related to goodwill and other intangible assets. Under the new standard, goodwill will not be amortized but will be tested for impairment at least annually and written down if recorded value exceeds fair value.

Revenue Recognition

        Revenues are recorded when products have been delivered or services have been performed. Certain of the Company's operations are subject to regulation. In these situations, revenue is recognized in a manner that is consistent with the underlying rate design as mandated by the regulatory authority.

Income Taxes

        Income taxes are based on income reported for tax return purposes along with a provision for deferred income taxes. Deferred income taxes are provided to reflect the tax consequences in future years of differences between the financial statement and tax bases of assets and liabilities. Tax credits are accounted for under the flow-through method, which reduces the provision for income taxes in the year the tax credits first become available. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax asset will not be realized in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances.

Derivative Financial Instruments

        In accordance with SFAS No. 133, the Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized currently in earnings. The related cash flows from those derivative financial instruments accounted for as hedges are classified in the same category as the items being hedged.

        Prior to December 31, 2000, unrealized gains and losses on hedge contracts are deferred and recognized in income in the same manner as the hedged item. These contracts are initially and regularly evaluated to determine that there is a high correlation between changes in the fair value of the hedge contract and fair value of the hedged item. In instances where the anticipated correlation of price movements does not occur, hedge accounting is terminated and future changes in the value of the instruments are recognized as gains or losses in the statement of operations. If the hedged item of the underlying transaction is sold or settled, the instrument is recognized in income. The income effect and cash flows from these items are included in the same balances as the underlying transactions on the statement of operations and of cash flows.

        Net income and cash flows are subject to volatility stemming mainly from changes in interest rates, natural gas prices, and fractionation margins. In order to manage the risks, the Company uses a variety of derivative financial instruments to create offsetting positions to specific commodity or interest rate exposures. All of these financial instruments are employed in connection with an underlying asset, liability or anticipated transaction and are not used for speculative purposes.

        Derivative financial instruments are used primarily to hedge against the effect of future interest rate movements, to manage natural gas purchases and to hedge fractionation margins associated with processing assets. (See Note 11 for additional information.)

Capitalization of Interest

        The Company capitalizes interest on major projects during construction. Interest is capitalized on borrowed funds and, where regulation by the FERC exists, on internally generated funds. The rates used by regulated companies are calculated in accordance with FERC rules. Rates used by unregulated companies are based on the average interest rate on related debt.

Foreign Currency Translation

        Assets and liabilities of certain foreign subsidiaries with functional currencies other than the U.S. dollar are translated at the spot foreign currency exchange rate in effect at the applicable reporting date, and the combined statements of operations are translated at the average rates in effect during the applicable period. The resulting cumulative translation adjustment is recorded as a separate component of other comprehensive income.

New Accounting Pronouncements

        In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recognized at fair value in the balance sheet and all changes in fair value be recognized currently in earnings or deferred as a component of other comprehensive income, depending on the intended use of the derivative. The Company adopted SFAS No. 133 on January 1, 2001. The cumulative effect of the accounting change associated with the initial adoption of SFAS No. 133 resulted in a $3.8 million increase in other comprehensive income, net of taxes and a $0.9 million charge to earnings as a cumulative effect change in accounting principle.

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This Statement requires the use of the purchase method for all business combinations. In addition, it requires the reassessment of intangible assets to determine if they are appropriately classified either separately or within goodwill. This Statement is effective for business combinations initiated after June 30, 2001. The Company adopted SFAS No. 141 on July 1, 2001 with no impact on results of operations, financial position or cash flows.

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No.142, goodwill and intangible assets with indefinite lives will not be amortized but will be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their useful lives, which will not be limited to a maximum life of forty years. The

Company adopted SFAS No.142 on January 1, 2002. As of May 15, 2002, the initial impairment assessment has not been completed. With the adoption of SFAS No. 142, goodwill of $207.5 million is no longer subject to amortization.

        In July 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" under which retirement obligations will be recognized at fair value in the period they are incurred. When the liability is initially recorded, the cost is capitalized by increasing the asset's carrying value, which is subsequently depreciated over its useful life. SFAS No.143 is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the potential effects if any, of adopting SFAS No. 143, on its financial condition and results of operations as well as the timing of its adoption.

        Also, in October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The Statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. The Company adopted SFAS No. 144 on January 1, 2002. This standard is not expected to have a material impact on results of operations, financial position or cash flows.

Note 3. Acquisitions:

Northeast Texas Acquisition

        In March 2002, the Company purchased natural gas gathering and processing facilities in Northeast Texas for $178.0 million. The Northeast Texas facilities include 1,200 miles of natural gas gathering pipelines, seven gas treating plants with an elemental sulphur capacity of more than 900 long tons per day, five gas processing plants with a capacity of 215 million cubic feet per day ("mmcfd"), and two nitrogen rejection plants with a capacity of 75 mmcfd.

South Texas Acquisition

        In October 2001, the Company agreed to purchase natural gas gathering, treating and transmission assets in south Texas. The Company agreed to acquire 492 miles of gas mainlines regulated by the FERC and 175 miles of non-FERC regulated assets including gathering systems and pipeline laterals for $50.0 million. Closing of the acquisition is subject to regulatory approvals including approval by FERC to remove the mainlines from jurisdiction under the Natural Gas Act. As of May 2002 the Company had purchased the non-FERC regulated assets for a total of $9.0 million in cash consideration. The remaining assets will be purchased on receipt of regulatory approval.

The Kansas Pipeline Company Acquisition

        In November 1999, the Company acquired KPC and other related entities for cash consideration of approximately $195.2 million which included the repayment of $68.4 million in existing KPC senior secured notes and other indebtedness. KPC owns and operates a 1,120-mile regulated interstate natural gas pipeline system. The system extends into two major segments from northwestern and northeastern Oklahoma through Wichita and into the Kansas City metropolitan area. The system's two principal customers are divisions of ONEOK, Inc. and Southern Union

Company, which are the local distribution companies for Wichita and Kansas City. KPC derives 97% of its gross margin from a series of long-term transportation contracts with these two principal customers. KPC is capable of delivering approximately 140 mmcfd and 21 mmcfd of natural gas into the Kansas City and Wichita marketplaces, respectively. KPC is one of only three pipeline systems currently capable of delivering natural gas into the Kansas City metropolitan market. The acquisition was funded through the Company's credit facility.

        In conjunction with the acquisition of KPC, the Company opted to terminate a revenue sharing agreement with an affiliate of the selling party by agreeing to pay approximately $10.8 million in January 2000.

        In addition to the acquisition discussed above, the Company made several additional, individually insignificant acquisitions in 1999. The Company utilized the purchase method of accounting to record all of its acquisitions. Accordingly, the operating results of these acquired businesses have been included in the statements of operations from the date of acquisition. At the acquisition date, the respective assets and liabilities acquired were recorded at their estimated fair values. Any excess of the purchase price over fair value was allocated to goodwill. In connection with its 1999 acquisition activity, the Company acquired certain assets and liabilities to include approximately $229.8 million in property, plant and equipment, $35.4 million in other non-cash assets and $24.3 million in assumed liabilities. Furthermore, the Company issued approximately $2.8 million of treasury stock as consideration.

Note 4. Property, Plant, and Equipment:

        Property, plant, and equipment consisted of the following (in thousands):

	December 31,
	2000	2001
	(predecessor)
Property, Plant, and Equipment:
Transmission	$326,774	$339,977
Gathering and Processing	95,513	102,783
Marketing	170	639
Corporate and Other	4,391	27,306
Construction in Progress	15,679	52,673

	442,527	523,378
Less: Accumulated Depreciation	26,481	41,303

Total Property, Plant, and Equipment, net	$416,046	$482,075

Note 5. Other Assets:

        Other assets are summarized as follows (in thousands):

	December 31,
	2000	2001
	(predecessor)
Regulatory assets, net of accumulated amortization of $7,450 and $2,282	$18,165	$7,483
Goodwill, net of accumulated amortization of $310 and $4,540	4,822	207,482
Other	3,289	1,993

	$26,276	$216,958

        Goodwill at December 31, 2001 is related entirely to the acquisition of Midcoast Energy Resources, Inc. by Enbridge Inc. and represents the excess of cost over the fair value of the assets acquired.

Note 6. Long-term Debt:

        At December 31, 2000, the Company had a revolving credit line with a bank under a $300 million promissory note bearing interest at 8.22% with $256.0 million outstanding. In 2001, the revolving credit line was settled with proceeds received from affiliate loans and the promissory note was cancelled.

Note 7. Capital Stock:

        Effective May 1, 2001 and pursuant to the acquisition by Enbridge Inc., all outstanding shares of Common Stock purchased were replaced by one share held by Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc., as the sole shareholder of the Company.

        In May 1999, the Company sold 3.57 million shares of its Common Stock at an offering price of $16.31 per share. Proceeds of $54.5 million, net of issuance costs, were used to pay down existing long-term debt.

        In December 1999, the Company sold 2 million shares of its Common Stock at an offering price of $16.06 per share. Proceeds of $30.2 million, net of issuance costs, were used to repay existing long-term debt, consummate an acquisition and provide working capital for general corporate purposes.

Note 8. Stock Option Plans:

        Prior to the acquisition by Enbridge Inc., the Company had two stock option plans: the 1996 Incentive Stock Plan (the "Incentive Plan") and the 1997 Non-Employee Director Stock Option Plan (the "Director's Plan"). Pursuant to the acquisition by Enbridge Inc. in 2001, the Incentive Plan, the Director's Plan, and all outstanding options were cancelled.

        In May 1996, the Board adopted the Incentive Plan, which was subsequently approved by the Company's shareholders in May 1997. All employees, including officers (whether or not directors) and consultants of the Company and its subsidiaries, are currently eligible to participate in the Incentive Plan. Persons who are not in an employment or consulting relationship with the Company or any of its subsidiaries, including non-employee directors, are not eligible to participate in the Incentive Plan. Under the Incentive Plan, 1,000,000 shares of the Company's common stock are reserved for issuance.

        The Incentive Plan provides for the grant of (i) incentive stock options, (ii) shares of restricted stock, (iii) performance awards payable in cash or common stock, (iv) shares of phantom stock, and (v) stock bonuses. In addition, the Incentive Plan provides for the grant of cash bonuses payable when a participant is required to recognize income for federal income tax purposes in connection with the vesting of shares of restricted stock or the issuance of shares of common stock upon the grant of a performance award or a stock bonus, provided that such cash bonus may not exceed the fair market value (as defined) of the shares of Common Stock received on the grant or exercise, as the case may be, of an Incentive Award.

        With respect to incentive stock options, no option may be granted more than ten years after the effective date of the stock option plan or exercised more than ten years after the date of the grant (five years if the optionee owns more than 10% of the common stock of the Company at the date of the grant). Additionally, with regard to incentive stock options, the exercise price of the options may not be less than the fair market value of the common stock at the date of the grant (110% if the optionee owns more than 10% of the common stock of the Company). Subject to certain limited exceptions, options may not be exercised unless, at the time of the exercise, the optionee is in the service of the Company. In general, options granted under the incentive plan vest at a rate of one-fifth each year.

        Transactions with regard to incentive stock options issued pursuant to the Incentive Plan are as follows:

	Stock Options
	1999		2000		2001
	Number of Shares Underlying Options	Weighted Average Exercise Price	Number of Shares Underlying Options	Weighted Average Exercise Price	Number of Shares Underlying Options	Weighted Average Exercise Price
Outstanding at beginning of the year	441,814	$11.32	464,689	$11.55	630,864	12.67
Granted	64,375	16.68	195,925	15.80	117,500	22.10
Exercised	(2,500)	16.80	(5,750)	15.66	(65,226)	10.83
Forfeited/Repurchased	(39,000)	17.14	(24,000)	15.73	—	—
Cancelled on acquisition	—	—	—	—	(683,138)	14.46

Outstanding at end of year	464,689	$11.55	630,864	$12.67	—	—

Exercisable at end of year	152,289	$9.92	232,173	$10.37	—	—

        In April 1997, the Board adopted the Director's Plan, which was subsequently approved by the Company's shareholders in May 1997. The Director's Plan is for the benefit of Directors of the Company, who at the time of their service, are not employees of the Company or any of its subsidiaries. Under the Director's Plan, 150,000 shares of the Company's common stock are reserved for issuance.

        The Director's Plan provides for the granting of non-qualified stock options ("NQO"), the provisions of which do not qualify as "incentive stock options" under the Internal Revenue Code. Options granted under the Director's Plan must have an exercise price at least equal to the fair market value of the Company's common stock on the date of the grant. Pursuant to the Director's Plan, options to purchase 15,000 shares of common stock are granted to each non-employee director upon their initial election to the Board. In addition, all non-employee Directors are eligible to receive a NQO to purchase 5,000 shares of common stock at the time of the Directors re-election to the Board, subject to share availability. Options granted under the Director's Plan are fully vested upon issue and expire ten years after the date of the grant.

        The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Assumption:	1999	2000	2001
Expected Term in Years	6.35	6.64	7
Expected Volatility	33.04%	26.43%	24.91%
Expected Dividends	0.4%	1.8%	1.3%
Risk-Free Interest Rate	5.95%	6.60%	5.16%

        The Black-Scholes weighted average fair value of all options granted under both plans during 2001, 2000, and 1999 was $7.32, $5.36, and $7.10, respectively.

        The Company applies Accounting Pronouncement Bulletin (APB) No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation expense for the Company's stock-based compensation plans been determined applying the provisions of SFAS No. 123, the Company's net income and net income per common share for 2001, 2000, and 1999 would approximate the pro forma amounts below (in thousands, except per share data):

	Year Ended December 31, 1999		Year Ended December 31, 2000		Four Months Ended April 30, 2001
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income/(loss)	$11,439	$11,121	$21,368	$21,194	$(19,493)	$(19,692)
Basic earnings/(loss) per share	$1.25	$1.21	$1.71	$1.69	$(1.55)	$(1.56)
Diluted earnings/(loss) per share	$1.22	$1.18	$1.68	$1.66	$(1.55)	$(1.56)

Note 9. Employee Benefits:

        In December 1996, the Company established a defined contribution 401(k) Profit Sharing Plan for its employees. The plan provides participants with a mechanism for making contributions for retirement savings. Each participant may contribute certain amounts of eligible compensation. The Company made a matching contribution to the plan, which is recognized as compensation expense in the year incurred, of approximately $305,000, $410,000, $179,000, and $345,000 for years ended December 31, 1999 and 2000 and the four months ended April 30, 2001 and the eight months ended December 31, 2001, respectively.

        Effective January 1, 2002 employees of the Company became employees of Enbridge Employee Services Inc. and became eligible to participate in the Enbridge 401(K) Savings Plan. The employees' contributions are matched up to a maximum of 5% of each employee's contribution. The Company (through its parent, Enbridge Energy Company, Inc.) sponsors other plans for the benefit of employees. These plans include health and dental care, life insurance, accidental death and dismemberment, short-term disability, long-term disability and business travel accident insurance.

Note 10. Related Party Transactions:

        Affiliates refer to Enbridge Inc. and companies that are either directly or indirectly owned by Enbridge Inc.

        In December 2001, the Company obtained $229.2 million from an affiliate, Enbridge (U.S.) Inc., in the form of three promissory notes that bear interest at three month LIBOR plus 150 basis points and are for a 5 year term. Proceeds were used to repay existing debt and working capital requirements.

        In September 2001, the Company obtained $90 million from an affiliate of Enbridge Inc. This promissory note has a 5-year term, interest rate of 6.39% with interest payable semi-annually on June 15 and December 15. Proceeds were used to repay existing debt.

        The Company receives certain administrative and treasury services from affiliates. These services, which are charged at cost in accordance with service agreements or which reflect normal commercial trade terms, amounted to $4.2 million for the eight months ended December 31, 2001. At December 31, 2001, accounts payable and accrued liabilities included $2.2 million due to affiliates.

Note 11. Financial Instruments

Derivative Financial Instruments used for Risk Management

        The Company is exposed to movements in interest rates and the price of energy commodities, primarily natural gas. In order to manage these exposures, the Company utilizes derivative financial instruments to create offsetting positions to specific exposures. These instruments are not used for speculative purposes.

        These instruments require the Company to exchange with counterparties the difference between fixed and variable amounts, calculated by reference to specific interest rates or energy commodity price indices, based on a notional principal amount or notional energy commodity quantity. The notional amounts are not recorded in the financial statements as they do not represent amounts exchanged by the counterparties.

        Derivative financial instruments involve credit and market risks. Credit risk arises from the possibility that a counterparty will default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company minimizes credit risk by entering into risk management transactions only with creditworthy institutions that possess investment grade credit ratings or with approved forms of collateral. For transactions with terms greater than five years, the Company may also retain the right to require a counterparty, who would otherwise meet the Company's credit criteria, to provide collateral.

Interest Costs

        To hedge against the effect of future interest rate movements on its short to long-term borrowing requirements, the Company enters into forward interest rate agreements, swaps and collars.

Energy Commodity Costs

        The Company's commodity price risk exposure arises from holding inventory and purchase and sale commitments. The Company uses over-the-counter commodity price swaps, futures, options and collars to manage exposures to natural gas and natural gas liquids prices.

Fair Values

        The fair values of derivatives have been estimated using year-end market rates and approximate the amount that the Company would receive or pay to terminate the contracts at December 31. The following derivative instruments qualify as cash flow hedges and have been recorded in the consolidated balance sheet as of December 31, 2001.

	December 31,
	2000			2001
(millions of dollars)	Notional Principal or Quantity	Fair Value (Payable)	Maturity	Notional Principal or Quantity	Fair Value (Payable)	Maturity
		(predecessor)
Energy Commodities
Natural gas (bcf)	4.3	$(1.1)	2001-2004	12.8	$(10.7)	2002-2004
Interest rates
Interest rate swaps	$140.0	$(0.4)	2003	$140.0	$(6.8)	2003

        As the Company does not settle hedging instruments in advance of the hedged transactions, there were no gains or losses deferred for any of the Company's hedges of anticipated transactions at December 31, 2001 and 2000. Credit risk was insignificant at December 31, 2001 and 2000 as all derivative instruments were in payable positions.

Fair Values of Other Financial Instruments

        The fair value of financial instruments, other than derivatives, represents the amounts that would have been received from or paid to counterparties, calculated at the reporting date, to settle these instruments. The carrying amount of all financial instruments classified as current approximates fair value because of the short maturities of these instruments. The estimated fair values of all other financial instruments are based on quoted market prices or, in the absence of specific market prices, on quoted market prices for similar instruments and other valuation techniques.

        The carrying amounts of all financial instruments, except as shown below, approximate fair value.

	December 31,
	2000		2001
(millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(predecessor)
Long-term debt	$256.0	$256.0	—	—
Due to affiliates	—	—	$319.2	$319.8

Note 12. Concentration of Credit Risk:

        The Company derives revenue from commercial companies located in the United States and Canada. The Company performs ongoing evaluations of its customers and generally does not require collateral. The Company assesses its credit risk and provides an allowance for doubtful accounts for any accounts that it deems doubtful of collection.

Note 13. Income Taxes:

        The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2000	December 31, 2001
	(predecessor)
Net operating loss and other carryforwards	$6,304	$18,509
Valuation allowance	(480)	—
Book value of assets in excess of tax net book value of assets	(23,570)	(39,244)
Unrealized holding gains/losses	—	4,748
Other	—	(698)

Net deferred tax liabilities	$(17,746)	$(16,685)

        The Company has non-operating loss ("NOL") carryforwards of approximately $51 million at December 31, 2001, expiring in various amounts from 2002 through 2021. A portion of these loss carryforwards were acquired through corporate acquisitions. The ability of the Company to utilize the carryforwards is dependent upon the Company generating sufficient taxable income and will be affected by annual limitations under section 382 of the Internal Revenue Code. No valuation allowance was deemed necessary due to management's view that the NOLs are anticipated to be utilized.

        A reconciliation of the provision for income taxes to the statutory U.S. rate is as follows (in thousands):

	Year Ended December 31, 1999 (34%)	Year Ended December 31, 2000 (34%)	Four Months Ended April 30, 2001 (34%)	Eight Months Ended December 31, 2001 (35%)
	(predecessor)	(predecessor)	(predecessor)
Federal income tax expense (benefit) computed at statutory rate	$4,832	$9,780	$(9,956)	$2,565
Utilization of net operating loss carryforwards	(1,989)	(240)	—	—
Effect of goodwill amortization	—	—	—	1,603
Reduction in valuation allowance	(581)	(1,984)	—	—
Foreign and state taxes	(146)	(200)	122	7
Other	53	40	45	71

Actual provision	$2,169	$7,396	$(9,789)	$4,246

        Prior to May 1, 2001, United States income taxes were not provided on the cumulative undistributed earnings of the Company's Canadian subsidiaries, as it was management's intention not to repatriate these earnings. Tax has been provided on these earnings at May 1, 2001 in conjunction with the acquisition.

Note 14. Commitments and Contingencies:

Leases

        The Company leases facilities and equipment under various operating leases. The Company incurred net lease expenses of $0.2 million, $1.7 million, $3.0 million and $0.8 million during the periods ended December 31, 1999 and 2000, April 30, 2001 and December 31, 2001, respectively. As of December 31, 2001, future minimum lease payments due under these leases are approximately $1.8 million, $2.1 million, $2.0 million, $2.1 million, and $1.2 million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

MIT Acquisition Contingency

        As part of the MIT acquisition in 1997, the Company has agreed to pay additional contingent annual payments to the seller, not to exceed $250,000 per year, which will be treated as deferred purchase price adjustments. The amount each year is dependent upon revenues received by the Company from certain natural gas transportation contracts. The contingency is due over an eight-year period commencing April 1, 1998 and payable at the end of each anniversary date. The Company is obligated to pay the lesser of 50% of the gross revenues received under these contracts or $250,000. As of December 31, 2001, the Company has made payments of $750,000 and has accrued an additional $187,500 under the contingency.

Note 14. Commitments and Contingencies:

The Kansas Pipeline Company Rate and Regulatory Matters

        The pipeline assets of KPC were held in three partnerships prior to May 11, 1998. KansOk Partnership owned intrastate pipelines whose rates were regulated by state agencies or the FERC. Kansas Pipeline Partnership owned an intrastate pipeline in Kansas whose rates were determined by the Kansas Corporation Commission. Riverside Pipeline Company, L.P., owned interstate assets in Kansas, Oklahoma and Missouri that connected the assets of the other two partnerships at the state lines of Missouri, Kansas and Oklahoma.

        Effective May 11, 1998, after more than two years of jurisdictional proceedings before the FERC, the FERC asserted jurisdiction over the assets of these three entities, which were combined into a single, FERC-regulated entity, KPC. The new company's initial rates, by order of the FERC, were approximately equal to its then-existing rates. That discussion was affirmed by the FERC in its order to Remand issued on November 9, 2001. The FERC's order also ordered the company to file a Section 4 Rate Case by September 10, 1999.

        In accordance with the FERC's order, KPC filed a rate case pursuant to Section 4 of the Natural Gas Act ("NGA") on August 27, 1999 (FERC Docket No. RP99-485-000). KPC's proposed rates reflect an annual revenue increase when compared to its initial FERC-approved rates. The rates have been protested by KPC's two principal customers and by the state public utility commissions that regulate them. On September 30, 1999, the FERC issued an order that set KPC's proposed rates for hearing and accepted and suspended the rates to be effective March 1, 2000, subject to possible refund. However, through December 31, 2001, KPC is continuing to charge its customers the initial lower FERC-approved rates. Additionally, the two customers have been paying only a portion of the Company's invoices pursuant to their protest of the current rates. The resultant net unpaid balance from both customers at December 31, 2001 was approximately $4.4 million, for which no reserve has been recorded. The Section 4 rate case proceeding will determine the rates by KPC for interstate transportation of natural gas prospective from the date of approval. The hearing related to the proposed increase commenced on September 26, 2000 and concluded on October 20, 2000. The presiding Administrative Law Judge issued and "Initial Decision" on July 31, 2001, recommending a cost of service of $20 million, which is approximately $11 million less than the cost of service included in the current rates. A final Commission decision is not expected until at least the fourth quarter of 2002.

Note 15. Segment Data:

        The Company's operations are segregated into reportable segments based on the type of business activity and type of customer served. The Company's transmission pipelines primarily receive and deliver natural gas to and from other pipelines, and, secondarily, provide wholesale customer or gathering functions. Transportation fees are received by the Company for transporting natural gas owned by other parties through the Company's pipeline systems. The transmission pipelines segment also includes wholesale customer pipelines providing natural gas and natural gas transportation services to industrial customers, municipalities or electrical generating facilities through interconnect natural gas pipelines constructed or acquired by the Company. These pipelines provide a direct supply of natural gas to new industrial facilities or to existing facilities as an alternative to the local distribution company. The Company's natural gas gathering and processing systems typically consist of a network of pipelines which collect natural gas or crude oil from points near producing wells, treat and process the natural gas, and transport oil and natural gas to larger pipelines for further transmission. The Company's natural gas processing revenues are realized from the extraction and sale of NGLs as well as the sale of the residual natural gas. In addition, the Company provides natural gas marketing services to its customers within each of the three segments. The Company's marketing activities include providing natural gas supply and sales services to some of its wholesale customers by purchasing the natural gas supply from other marketers or pipeline affiliates and reselling the natural gas to the wholesale customer. The Company also purchases natural gas directly from well operators on many of the Company's gathering systems and resells the natural gas to other marketers or pipeline affiliates. Many of the contracts pertaining to the Company's natural gas marketing activities are month-to-month spot market transactions with numerous natural gas suppliers or producers in the industry. The Company also offers other natural gas services to some of its customers including management of capacity release and gas balancing.

        The Company evaluates each of its segments on a gross margin basis, which is defined as the revenues of the segment less related direct costs and expenses of the segment and does not include depreciation and amortization, interest or allocated corporate overhead. Gross margin reflects total revenues net of energy marketing expenses, natural gas processing and treating costs, and other operating expenses. The "Other" column includes results of processing plant construction projects, which includes planning, fabrication, installation and facility operations and management, as well as general corporate items. Foreign amounts primarily relate to the Company's Canadian operations, which are not considered material for separate disclosure. No customers constituted more than 10% of revenues during the periods ended December 31, 2001, April 30, 2001, or the years ended December 31, 2000, and 1999. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2).

        The following tables present certain financial information relating to the Company's business segments as of or for the eight months ended December 31, 2001, the four months ended April 30, 2001 and the years ended December 31, 2000, and 1999:

	As of or for the Eight Months Ended December 31, 2001
	Transmission Pipelines	Marketing	Gathering and Processing	Other	Total
	(In thousands)
Revenues
Domestic	$59,418	$180,787	$193,807	$—	$434,012
Foreign	—	—	4,462	—	4,462

Total Revenues	59,418	180,787	198,269	—	438,474
Gross Margin	30,550	1,973	18,888	—	51,411
Depreciation and Amortization	(7,422)	(48)	(3,374)	(4,683)	(15,527)
General and Administrative, including taxes other than income				(14,707)	(14,707)
Interest Expense				(13,976)	(13,976)
Other, net				125	125

Income before Income Taxes	$23,128	$1,925	$15,514	$(33,241)	$7,326

Assets
Domestic	$390,364	$33,021	$119,606	$220,158	$763,149
Foreign	—	—	24,565	—	24,565

Total Assets	$390,364	$33,021	$144,171	$220,158	$787,714

Capital Expenditures (excluding acquisitions)	$38,582	$51	$8,668	$2,884	$50,185

	As of or for the four months Ended April 30, 2001 (predecessor)
	Transmission Pipelines	Marketing	Gathering and Processing	Other	Total
	(In thousands)
Revenues
Domestic	$33,115	$229,485	$140,543	$—	$403,143
Foreign	—	—	3,810	—	3,810

Total Revenues	33,115	229,485	144,353	—	406,953
Gross Margin	17,834	(18,555)	5,218	(3)	4,494
Depreciation and Amortization	(3,459)	(17)	(1,761)	(478)	(5,715)
General and Administrative, including taxes other than income	—	—	—	(17,884)	(17,884)
Interest Expense	—	—	—	(9,431)	(9,431)
Other, net	—	—	—	561	561

Income before Income Taxes	$14,375	$(18,572)	$3,457	$(27,235)	$(27,975)

Capital Expenditures (excluding acquisitions)	$8,230	$77	$2,253	$213	$10,773

	As of or for the Year Ended December 31, 2000 (predecessor)
	Transmission Pipelines	Marketing	Gathering and Processing	Other	Total
	(In thousands)
Revenues
Domestic	$87,838	$411,266	$280,721	$—	$779,825
Foreign	—	—	12,521	—	12,521

Total Revenues	87,838	411,266	293,242	—	792,346
Gross Margin	49,175	5,180	24,744	—	79,099
Depreciation and Amortization	(10,345)	(15)	(4,315)	(1,020)	(15,695)
General and Administrative, including taxes other than income	—	—	—	(17,900)	(17,900)
Interest Expense	—	—	—	(18,489)	(18,489)
Other, net	—	—	—	1,749	1,749

Income before Income Taxes and Extraordinary Charge	$38,830	$5,165	$20,429	$(35,660)	$28,764

Assets
Domestic	$366,395	$79,706	$113,824	$13,334	$573,259
Foreign	—	—	26,061	—	26,061

Total Assets	$366,395	$79,706	$139,885	$13,334	$599,320

Capital Expenditures (excluding acquisitions)	$8,526	$313	$5,855	$1,834	$16,528

	As of or for the Year Ended December 31, 2000 (predecessor)
	Transmission Pipelines	Marketing	Gathering and Processing	Other	Total
	(In thousands)
Revenues
Domestic	$53,606	$201,107	$134,668	$—	$389,381
Foreign	—	—	2,190	—	2,190

Total Revenues	53,606	201,107	136,858	—	391,571
Gross Margin	20,095	4,972	14,497	—	39,564
Depreciation and Amortization	(4,078)	(21)	(3,015)	(431)	(7,545)
General and Administrative, including taxes other than income	—	—	—	(8,431)	(8,431)
Interest Expense	—	—	—	(6,533)	(6,533)
Other, net	—	—	—	(2,865)	(2,865)

Income before Income Taxes and extraordinary charge	$16,017	$4,951	$11,482	$(18,260)	$14,190

Assets
Domestic	$348,017	$23,837	$81,770	$9,821	$463,545
Foreign	—	—	14,827	—	14,827

Total Assets	$348,017	$23,937	$96,597	$9,821	$478,372

Capital Expenditures (excluding acquisitions)	$8,753	$143	$3,928	$3,738	$16,562

Note 16. Unusual Charge:

        During the fourth quarter of fiscal 1999, the Company recorded a pre-tax unusual charge totaling $2.7 million ($2.2 million after tax) related to the restructuring efforts announced in November 1999. The charge primarily related to the severance and benefits of approximately 50 employees who were involuntarily terminated. All employees had been terminated by December 31, 2000 and the accrued liability was reduced to nil.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Member of
    Enbridge Energy Management, L.L.C.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Enbridge Energy Management, L.L.C. at May 23, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Houston, Texas
May 23, 2002

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

BALANCE SHEET

May 23, 2002

ASSETS
Cash	$1,000

Total Assets	$1,000

EQUITY
Voting shares; unlimited shares authorized; 1 share issued and outstanding	$1,000
Limited voting shares; unlimited shares authorized; no shares issued	—

Total Equity	$1,000

The accompanying Notes are an integral part of this statement.

Enbridge Energy Management, L.L.C.

Notes to Balance Sheet

1. Formation and Ownership

        Enbridge Energy Management, L.L.C. ("EEM") is a Delaware limited liability company formed on May 14, 2002 under the Delaware Limited Liability Company Act. Enbridge Energy Company, Inc., ("EEC") a wholly owned subsidiary of Enbridge Inc. (a major energy company traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol "ENB"), owns all of Enbridge Energy Management L.L.C.'s voting securities and is its sole managing member.

2. Capitalization

        EEM's authorized capital structure consists of two classes of membership interests: (1) limited voting shares and (2) voting shares. Additional equity interests may be approved by the board and the holders of a majority of the outstanding shares of nonvoting equity interests. As of May 23, 2002, the issued capitalization consists of $1,000 contributed by EEC for its voting equity interest.

        EEM expects to issue nonvoting shares for cash to the public as discussed in Note 3, using all of the net proceeds to purchase (1) a number of i-units from Enbridge Energy Partners, L.P. ("EEP") (a large publicly-traded pipeline limited partnership, traded on the New York Stock Exchange under the ticker symbol "EEP") equal to the number of EEM shares outstanding and (2) related rights from Enbridge Inc. These i-units are similar to EEP's common units, except that instead of making quarterly distributions of cash, the number of i-units owned by EEM will increase automatically pursuant to the terms of EEP's partnership agreement, whereupon EEM will distribute an equal number of shares to holders of EEM's shares. The number of i-units and shares will remain equal.

3. Business

        EEM proposes to file a registration statement with respect to an initial public offering of shares.

        At no time after EEM's formation and prior to the public offering has EEM had or does it expect to have any operations or own any interest in EEP. After the public offering, EEM will be a limited partner in EEP and pursuant to a delegation of control agreement EEM will manage and control EEP's business and affairs. Under the delegation of control agreement, EEC will delegate to EEM, to the fullest extent permitted under Delaware law and EEP's partnership agreement, all of EEC's power of authority to manage and control the business and affairs of EEP. EEP will either pay directly or reimburse EEM for all expenses incurred in performing under the delegation of control agreement and will be obligated to indemnify EEM against claims and liabilities except in cases in which EEM has acted in bad faith or in which indemnity is not permitted by law. EEP will consent to the terms of the delegation of control agreement including EEP's indemnity and reimbursement obligations. EEM will not be paid a fee for its service under the delegation of control agreement, nor will EEM receive any margin or profit on the expense reimbursement. The expense reimbursements by EEP to EEM will be accounted for as a reduction to the expense incurred. After the public offering, EEM will own all of the i-units issued by EEP.

        Enbridge Employees Services, Inc. ("EES") is a wholly-owned subsidiary of EEC and provides employees and related centralized payroll and employee benefits services to EEM, EEC, EEP and its subsidiaries (collectively, the "Group"). Regular employees of EES are assigned to work for one or more members of the Group. The direct costs of all compensation, benefits expenses, employer taxes and other employer expenses for these regular employees are allocated and charged by EES to the appropriate member of the Group, and the members of the Group reimburse EES for their allocated shares of these direct costs. There is no profit or margin charged by EES to the members of the Group. The administrative work necessary to implement these payroll and benefits services is performed by the human resources department of Enbridge Inc. and the related administrative costs are allocated to members of the Group in accordance with existing expense allocation procedures. The effect of these arrangements is that each member of the Group bears the direct compensation and employee benefits costs of its assigned employees, while also bearing its allocable share of administrative costs. Pursuant to its partnership agreement and the Delegation of Control Agreement, EEP reimburses EEM for EEM's share of these administrative costs and such reimbursements will be accounted for as described above.

4. Income Tax

        EEM is a limited liability company that has elected to be treated as a corporation for federal income tax purposes.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including                , 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

10,000,000 Shares

Representing Limited Liability
Company Interests

PROSPECTUS

Goldman, Sachs & Co.
Representative of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution (Form S-1; Item 14 of Form S-3)

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NASD filing fee, the amounts set forth below are estimates.

Registration fee	$48,139
NASD filing fee	$30,500
NYSE listing fee	$170,000
Printing and engraving expenses	$1,500,000
Fees and expenses of legal counsel	$1,900,000
Accounting fees and expenses	$275,000
Transfer agent and registrar fees	$50,000
Miscellaneous	$26,361

Total	$4,000,000

Item 14.    Indemnification of Directors and Officers (Form S-1; Item 15 of Form S-3; Item 8 of Form F-3)

Enbridge Management

        Enbridge Management's limited liability company agreement provides that Enbridge Management will indemnify the members of the board and the officers of Enbridge Management from liabilities arising in the course of such persons' service to Enbridge Management, provided that the indemnitee acted in good faith and in a manner which such indemnitee believed to be in or not opposed to the best interests of Enbridge Management and, with respect to any criminal proceeding, had no reasonable cause to believe such indemnitee's conduct was unlawful. Such liabilities include all losses, claims, damages, expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interests, settlements and other amounts, provided that with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe its conduct was unlawful. Enbridge Management expects to be included within the same coverage available to Enbridge Energy Company for directors' and officers' liability insurance for potential liability under such indemnification. The holders of shares will not be personally liable for such indemnification.

Enbridge Partners

        The partnership agreement of Enbridge Partners and the partnership and limited liability company agreements of its subsidiaries provide that Enbridge Partners or it subsidiaries, as the case may be, will indemnify (to the fullest extent permitted by applicable law) certain indemnitees from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such indemnitee in connection with any claim, demand, action, suit or proceeding to which the indemnitee is or was an actual or threatened party and which relates to the partnership agreement of Enbridge Partners or the partnership or limited liability company agreements, as applicable, of its subsidiaries or the property, business, affairs or management of Enbridge Partners and its subsidiaries. This indemnity is available only if the indemnitee acted in good faith, in a manner in which such indemnitee believed to be in, or not opposed to, the best interests of Enbridge Partners and its subsidiaries and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Indemnitees include the general partner, any Departing Partner (as defined in the partnership agreement of Enbridge Partners or the partnership or limited liability company agreements, as applicable, of its subsidiaries), any affiliate of the general partner or any Departing Partner, any person who is or was a director, officer, employee or agent of the general partner or any Departing Partner or any affiliate of either, or any person who is or was serving at the request of the general partner, any Departing Partner, or any such affiliate as a director, officer, partner, trustee, employee or agent of another person. Expenses subject to indemnity will be paid by the applicable partnership or limited liability company to the indemnitee in advance, subject to receipt of an undertaking by or on behalf of the indemnitee to repay such amount if it is ultimately determined by a court of competent jurisdiction that the indemnitee is not entitled to indemnification.

        Enbridge Partners will, to the extent commercially reasonable, purchase and maintain insurance on behalf of the indemnitees, whether or not Enbridge Partners would have the power to indemnify such indemnitees against liability under the applicable partnership agreement.

        Subject to any terms, conditions or restrictions set forth in the partnership agreement of Enbridge Partners or the partnership agreement of the direct operating partnership subsidiary, Section 17-108 of the Delaware Revised Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Enbridge Inc.

        Enbridge Inc.'s by-laws and indemnity agreements that it has entered into with its directors and officers provide that it will indemnify (to the fullest extent permitted by applicable law) a director or officer against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such indemnitee in respect of any civil, criminal or administrative action or proceeding to which such indemnitee is made a party by reason of having been a director or officer of Enbridge Inc. or such body corporate, if: (a) such indemnitee acted honestly and in good faith with a view to the best interests of the corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, such indemnitee had reasonable grounds for believing that their conduct was lawful.

        Enbridge Inc. maintains insurance for the benefit of its directors and officers and those of its subsidiaries as a group in respect of their performance of the duties of their respective offices.

Enbridge Management, Enbridge Partners, and Enbridge Inc.

        The Form of Underwriting Agreement filed herewith as Exhibit 1.1, under certain circumstances, provides for indemnification by the Underwriters of the directors, officers and controlling persons of Enbridge Management, Enbridge Partners and Enbridge Inc.

        Each of Enbridge Management, Enbridge Partners, and Enbridge Inc. has purchased liability insurance policies covering the members or directors, as the case may be, and officers of each of the respective entities, including, to provide protection where the entity cannot legally indemnify a director or officer and where a claim arises under the Employee Retirement Income Security Act of 1974 against a director or officer based on an alleged breach of fiduciary duty or other wrongful act.

ITEM 15.    Recent Sales Of Unregistered Securities (Form S-1 Only)

        Enbridge Management's initial voting share was sold to Enbridge Energy Company for $1,000 on May 14, 2002. Such sale was completed without registration under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act.

ITEM 16.    Exhibits (Forms S-1 and S-3; Item 9 of Form F-3) and Financial Statement Schedules (Form S-1 only)

        (a)  Exhibits.

        Reference is made to the Index to Exhibits following the signature pages hereto, which Index to Exhibits is hereby incorporated into this Item.

        (b)  Financial Statement Schedules of Enbridge Management.

        All financial statement schedules are omitted because the information is not required, is inapplicable, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17.    Undertakings (Forms S-1 and S-3; Item 10 of Form F-3)

Enbridge Management

        (a)  Enbridge Management hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        (b)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Enbridge Management under the foregoing provisions, or otherwise, Enbridge Management has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Enbridge Management of expenses incurred or paid by a director, officer or controlling person of Enbridge Management in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Enbridge Management will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)  Enbridge Management hereby undertakes that:

          (1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Enbridge Management under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)  For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Enbridge Partners and Enbridge Inc.

        (a)  Enbridge Partners and Enbridge Inc. each hereby undertakes:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)  Enbridge Partners and Enbridge Inc. each hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of their respective annual reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of each of Enbridge Partners and Enbridge Inc. pursuant to the foregoing or otherwise, each company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the respective company of expenses incurred or paid by a director, officer or controlling person of the respective company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the respective company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Enbridge Management and Enbridge Partners

        Each of Enbridge Management and Enbridge Partners undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with Enbridge Energy Company or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Enbridge Energy Company or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

        Each of Enbridge Management and Enbridge Partners undertakes to provide to the limited partners of Enbridge Partners the financial statements required by Form 10-K for the first full fiscal year of operations of Enbridge Partners.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant named below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 21, 2002.

ENBRIDGE ENERGY MANAGEMENT, L.L.C.
By:	/s/ DAN C. TUTCHER

Name: Dan C. Tutcher Title: President

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on August 21, 2002.

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

Signature	Title

/s/ DAN C. TUTCHER Dan C. Tutcher	President and Director (Principal Executive Officer)
/s/ J.L. BALKO J.L. Balko	Chief Accountant (Principal Accounting Officer)
* E.C. Hambrook	Director
* G.K. Petty	Director
* P.D. Daniel	Director
* C.A. Russell	Director

* D.P. Truswell	Director
* J.R. Bird	Director
*By:	J.L. Balko, Attorney-in-fact
/s/ J.L. BALKO J.L. Balko

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant named below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 21, 2002.

ENBRIDGE ENERGY PARTNERS, L.P.
By:	ENBRIDGE ENERGY COMPANY, INC., its General Partner
	By:	/s/ DAN C. TUTCHER

Name: Dan C. Tutcher Title: President

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on August 21, 2002.

ENBRIDGE ENERGY COMPANY, INC.

Signature	Title

/s/ DAN C. TUTCHER Dan C. Tutcher	President and Director (Principal Executive Officer)
/s/ J.L. BALKO J.L. Balko	Chief Accountant (Principal Accounting Officer)
* E.C. Hambrook	Director
* G.K. Petty	Director
* P.D. Daniel	Director

* C.A. Russell	Director
* D.P. Truswell	Director
* J.R. Bird	Director
*By:	J.L. Balko, Attorney-in-fact
/s/ J.L. BALKO J.L. Balko

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant named below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on August 21, 2002.

ENBRIDGE INC.
By:	/s/ PATRICK D. DANIEL

Name: Patrick D. Daniel Title: President & Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on August 21, 2002.

ENBRIDGE INC.

Signature	Title

/s/ PATRICK D. DANIEL Patrick D. Daniel	President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ DEREK P. TRUSWELL Derek P. Truswell	Group Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* David A. Arledge	Director
* James J. Blanchard	Director
J. Lorne Braithwaite	Director
* E. Susan Evans	Director

* William R. Fatt	Director
* Richard L. George	Director
Michel Gourdeau	Director
* Louis D. Hyndman	Director
* Brian F. MacNeill	Director
* Robert W. Martin	Director
* George K. Petty	Director
* Donald J. Taylor	Director
*By:	Derek P. Truswell, Attorney-in-fact
/s/ DEREK P. TRUSWELL Derek P. Truswell

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on August 21, 2002 by the undersigned as the duly authorized representative of Enbridge Inc. in the United States.

By:	/s/ E. CHRIS KAITSON

Name:	E. Chris Kaitson
Title:	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Formation of Enbridge Energy Management, L.L.C.
3.2*	Limited Liability Company Agreement of Enbridge Energy Management, L.L.C.
3.3*	Form of Amended and Restated Limited Liability Company Agreement of Enbridge Energy Management, L.L.C. (including Purchase Provisions adopted by Enbridge Inc.)
4.1*	Form of Certificate Representing Shares of Enbridge Energy Management, L.L.C.
4.2*	Form of Third Amended and Restated Agreement of Limited Partnership of Enbridge Energy Partners, L.P.
5.1**	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being offered
8.1*	Opinion of Vinson & Elkins L.L.P. as to certain U.S. federal income tax matters
10.1*	Contribution Agreement between Enbridge Energy Company, Inc. and Enbridge Energy Partners, L.P.
10.2*	Form of Tax Indemnity Agreement between Enbridge Energy Management, L.L.C. and Enbridge Inc.
10.3*	Form of Delegation of Control Agreement between Enbridge Energy Management, L.L.C. and Enbridge Energy Company, Inc.
10.4*	Form of Amended and Restated Treasury Services Agreement
10.5*	Form of Operational Services Agreement
10.6*	Form of General and Administrative Services Agreement
10.7*	Form of Omnibus Agreement
23.1**	Consent of Vinson & Elkins L.L.P. (included in its opinions filed as Exhibits 5.1 and 8.1)
23.2**	Consent of McCarthy Tétrault LLP
23.3**	Consent of PricewaterhouseCoopers LLP
23.4**	Consent of PricewaterhouseCoopers LLP
23.5**	Consent of PricewaterhouseCoopers LLP
23.6**	Consent of PricewaterhouseCoopers LLP
23.7**	Consent of PricewaterhouseCoopers LLP
24.1*	Powers of Attorney with respect to Enbridge Energy Management, L.L.C.
24.2*	Powers of Attorney with respect to Enbridge Energy Partners, L.P.
24.3*	Powers of Attorney with respect to Enbridge Inc.

*
Previously filed.

**
Filed herewith.